As filed with the Securities and Exchange Commission on September 11, 2002
Registration No. 333-90584

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1/A

(Amendment No. 1)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Horizon Medical Products, Inc.

(Exact name of registrant as specified in its charter)

Georgia	5047	58-1882343
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Horizon Medical Products, Inc.

One Horizon Way
P.O. Box 627
Manchester, Georgia 31816
(706) 846-3126
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William E. Peterson, Jr.

Horizon Medical Products, Inc.
One Horizon Way
P.O. Box 627
Manchester, Georgia 31816
(706) 846-3126
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon R. Harris, Jr. King & Spalding 191 Peachtree Street Atlanta, Georgia 30303-1763	Carl Kleidman ComVest Venture Partners, L.P. 830 Third Avenue New York, New York 10022

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☒
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 2002

PROSPECTUS

Horizon Medical Products, Inc.

30,469,017 Shares

Common Stock
(par value $.001 Per Share)

        This prospectus relates to 30,469,017 shares of our common stock being sold by 55 selling shareholders. We will not receive any proceeds from the issuance or sale of these shares.

      The selling shareholders may offer their shares of common stock from time to time through public or private transactions, in the over-the-counter markets, on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as principal or agent, or in block trades or through one or more underwriters on a firm commitment or best efforts basis. The selling shareholders may engage underwriters, brokers, dealers or agents, who may receive commissions or discounts from the selling shareholders. We will pay substantially all of the expenses incident to the registration of the shares, except for sales commissions and other seller’s compensation applicable to sales of the shares.

      The selling shareholders and any underwriters, agents or broker-dealers that participate with the selling shareholders in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the common stock may be deemed to be underwriting commissions or discounts under the Securities Act.

      Horizon Medical Products’ common stock is currently traded on the American Stock Exchange under the symbol “HMP.” On September 10, 2002, the closing price of our common stock on the American Stock Exchange was $1.00.

       You should carefully consider the risk factors described in this prospectus beginning on page 6.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2002.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
CAPITALIZATION
MARKET PRICE INFORMATION
DIVIDEND POLICIES
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
SELECTED FINANCIAL DATA
PRO FORMA FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DIRECTORS
BOARD COMMITTEE MEMBERSHIP
REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
EMPLOYMENT AGREEMENTS
SUMMARY COMPENSATION TABLE
EXECUTIVE OFFICERS AND KEY EMPLOYEES
OPTION GRANTS IN LAST FISCAL YEAR
OPTION EXERCISES AND VALUES FOR FISCAL 2001
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PERFORMANCE GRAPH
DESCRIPTION OF CAPITAL STOCK
ANTI-TAKEOVER PROVISIONS OF HORIZON’S ARTICLES OF INCORPORATION, BYLAWS AND GEORGIA LAW
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
SCHEDULE II
SIGNATURES
Consent of PricewaterhouseCoopers LLP

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf process, certain of our shareholders (the “selling shareholders”) may, but are not obligated to, sell up to an aggregate of 30,469,017 shares of our common stock in one or more offerings. You should read this prospectus and any applicable prospectus supplement provided to you together with the additional information described below under the heading “Where You Can Find More Information.”

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PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the “Risk Factors” section and our audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes to those statements. In this prospectus, unless the context requires otherwise, “Horizon”, the “Company”, the “Registrant”, “we”, “us” and “our” each refers to Horizon Medical Products, Inc. and its subsidiaries.

Our Company

      Horizon Medical Products, Inc., headquartered in Manchester, Georgia, is a specialty medical device company focused on manufacturing and marketing vascular access products. Our oncology product lines include implantable ports, tunneled central venous catheters, and stem cell transplant catheters used primarily in cancer treatment protocols. We have a complete line of acute and chronic dialysis catheters used for kidney failure patients.

      Our vascular access ports are used primarily in systemic or regional short- and long-term cancer treatment protocols that require frequent infusions of highly concentrated or toxic medications (such as chemotherapy agents, antibiotics or analgesics) and frequent blood samplings. We believe that the worldwide market for vascular access ports will continue to grow primarily due to the increased utilization of chemotherapy protocols, driven by (1) aging population demographics and the higher incidence of cancer among persons 60 years of age and older relative to other age groups and (2) the increasing patient population for whom chemotherapy has become an appropriate treatment protocol due to earlier detection and intervention and the increased efficacy of chemotherapy treatments.

      In March 1996, we began construction of a 20,000 square foot manufacturing, distribution and administrative facility in Manchester, Georgia. We began manufacturing the NeoStar Medical® product line at this facility in October 1996 and expanded this facility in 1998 and in 2000 to its current configuration of approximately 60,000 square feet. In July 1997, we acquired the port business of Strato®/Infusaid™. The primary product lines obtained in the Strato®/Infusaid™ acquisition included the LifePort® and Infuse-a-Port® vascular access ports, and the Infuse-a-Cath® line of catheters. In 1998, we made additional product acquisitions, including the Vortex® port, TitanPort™ and OmegaPort® lines acquired from Norfolk Medical. In addition, we acquired the CVS and Stepic Medical device distribution businesses. Distribution of non-Horizon medical devices through Stepic during 2001 comprised approximately 57% of our revenue.

      On October 9, 2000, we consummated the acquisition of certain assets used in the manufacture and sale of medical devices by IFM, a wholly-owned subsidiary of CryoLife. This acquisition effectively completed our acquisition of the IFM product line which was acquired in September of 1998. In addition to the purchase of assets, consisting primarily of inventory and leasehold improvements, we also assumed control of IFM’s approximately 30,000 square foot manufacturing facility in St. Petersburg, Florida and the 80 employees there. The IFM business was sold to Vascutech, Inc. on March 30, 2001, and Vascutech assumed control of such facility.

      While we have acquired products through the acquisitions described above, more recently we have developed new products. Our VTX® technology, which was introduced by us in 2000, is featured in our Vortex® port, our new LifePort® VTX® titanium and plastic ports, and our new Triumph VTX® titanium and plastic ports. VTX® technology refers to the swirling blood flow produced by a uniquely rounded reservoir design and tangential outlet, which substantially reduces thrombosis or the build up of sludge from blood and drug products in the port reservoir. The square cornered reservoirs and perpendicular outlets that are common to other vascular access ports promote the formation of sludge, flush less efficiently, and provide chaotic blood flow. These conditions, in turn, cause complications that require additional procedures at additional cost. We have also recently introduced our new chronic hemodialysis catheter, LifeJetTM, in December, 2001. Our new safety infusion needle, LifeGuardTM, designed for use with vascular access ports was released in June 2002, and our new central venous catheter, LifeValveTM, was released in August 2002. See “Business” herein.

      We were incorporated in Georgia in 1990. Our principal executive offices are located at One Horizon Way, P.O. Drawer 627, Manchester, Georgia 31816. Our telephone number is (706) 846-3126.

Recent Developments

      On September 3, 2002, we sold substantially all of the assets of Stepic Corporation, our medical products distribution business, to Arrow International, Inc. The total value of the transaction was approximately $12.7 million, consisting of $11.1 million in cash, $1.1 million paid into escrow and a $500,000 promissory note. In addition, we retained assets of approximately $700,000 in the transaction. The Stepic assets sold to Arrow included equipment, machinery, inventory and contract rights relating to the Stepic business. Please see “Pro Forma Financial Statements” on page 23 of this prospectus.

      Approximately $7.8 million of the cash proceeds of the Stepic sale were used to pay down all amounts outstanding at closing under our revolving senior credit facility with LaSalle Business Credit, Inc. We currently intend to use the remaining proceeds for working capital purposes. Additionally, on or before November 2, 2002, our management and Executive Committee will deliver to each of ComVest Venture Partners, L.P. (“ComVest”) and Medtronic, Inc. (“Medtronic”) an operating plan and budget (including our working capital needs) reflecting our business following the sale of Stepic and a proposal for the use of the proceeds from the sale of Stepic. This operating plan and budget, together with the use of proceeds, are subject to the approval of ComVest and Medtronic and must be ratified by our board of directors. If our board of directors fails to ratify the proposed use of proceeds (as agreed to by ComVest and Medtronic), then this failure shall constitute an Event of Default under the Note Purchase Agreement, dated as of March 1, 2002 (the “Note Purchase Agreement”), by and among us, ComVest, Medtronic and 26 additional entity and individual investors (collectively, the “Additional Note Purchasers”). In no event will the proposed use of proceeds result in the amount of our cash on hand being less than our senior debt outstanding after application of the proposed use of proceeds. In connection with this sale, we received the consent of LaSalle, our senior lender, and the requisite noteholders under the Note Purchase Agreement.

      Arrow paid $1.1 million of the cash purchase price into escrow, which sum will be distributed either to us or to Arrow in accordance with the terms of the asset purchase agreement and escrow agreement entered into in connection with the Stepic sale. Finally, Arrow issued to us a promissory note in the principal amount of $500,000, which bears interest at an annual rate of 5% and is payable as follows:

•	$250,000, plus accrued interest thereon, is due and payable 10 days after the post-closing determination of the value of the net assets transferred (subject to possible offset of this payment and the note related to a shortfall in the value of the assets sold); and

•	the balance is due and payable six months after the closing.

      On March 19, 2002, we announced that we had entered into recapitalization transactions (collectively, the “Recapitalization”) pursuant to the Note Purchase Agreement. Pursuant to the Recapitalization, we:

•	agreed to issue Senior Subordinated Convertible Notes (the “Senior Subordinated Convertible Notes”) in the aggregate amount of $15 million to ComVest, Medtronic and the Additional Note Purchasers (together with a Bridge Note issued to ComVest prior to the Recapitalization, the “Convertible Notes”);

•	assumed a $2 million Junior Subordinated Promissory Note, or the “Junior Note,” payable to Bank of America; and

•	entered into a new revolving and term loan facility with LaSalle Business Credit, Inc., or the “LaSalle credit facility,” for up to $22 million.

      We entered into the Recapitalization to repay approximately $40.3 million in debt outstanding under our credit facility with Bank of America and to reduce our outstanding indebtedness. Immediately after consummation of the Recapitalization, we had approximately $27.1 million of indebtedness outstanding.

The Note Purchase Agreement entered into in connection with the Recapitalization, as amended, requires us to obtain shareholder approval, within 195 days of March 16, 2002, the closing date for the Recapitalization, of (1) the declassification of our board of directors; (2) the amendment of our Restated and Amended Articles of Incorporation to increase the number of authorized shares of our common stock from 50,000,000 to 100,000,000 shares; and (3) the issuance of common stock underlying the Convertible Notes. Our 2002 annual meeting of shareholders is scheduled for September 17, 2002, at which meeting the above-described proposals are up for shareholder consideration. Pursuant to the rules and regulations of the American Stock Exchange, we may issue up to 19.9% of our outstanding common stock without shareholder approval. If we do not obtain the requisite shareholder approvals within the requisite timeframe with respect to the proposals described in (1) through (3) above, we will be in default under the Note Purchase Agreement which will require us to accelerate repayment of the notes issued to certain investors in the Recapitalization, and may subject us to other default penalties, including a cross-default on our senior credit facility. As of September 4, 2002, if we were in default under the Note Purchase Agreement, we would be required to repay approximately $18.7 million in indebtedness to our creditors, in which event we would need to seek additional financing or obtain waivers of such defaults. Management has not undertaken a process of securing additional financing in the event of this contingency.

The Offering

      All of the shares offered by this prospectus are being offered by the selling shareholders. We will not receive any proceeds from the sale of common stock by the selling shareholders. See “Use of Proceeds,” “Selling Shareholders” and “Plan of Distribution” herein.

Summary Financial Data

      The following summary financial data of Horizon as of and for each of the five years ended December 31, 2001 are derived from, and are qualified by reference to the audited consolidated financial statements, including the notes thereto, of Horizon. The following summary financial data of Horizon as of and for the six months ended June 30, 2001 and 2002 are derived from, and are qualified by reference to the unaudited condensed consolidated financial statements, including the notes thereto, of Horizon. This summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related Notes thereto included elsewhere in this prospectus.

      For a discussion of the results of operations of Horizon, reflecting the sale of its Stepic division, please see “Pro Forma Financial Statements” on page 23 of this prospectus.

						Six Months Ended
	Years Ended December 31,
						June 30,	June 30,
	1997	1998	1999	2000	2001	2001	2002

	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$15,798	$39,399	$75,371	$63,335	$59,067	$31,490	$25,796
Cost of goods sold	6,273	19,933	48,011	46,722	38,747	20,259	17,033
Gross profit	9,525	19,466	27,360	16,613	20,320	11,231	8,763
Selling, general and administrative expenses	6,476	13,597	20,147	20,094	20,913	10,607	11,245
Impairment charge	—	—	—	12,086	—	—	—
Income (loss) from operations	3,049	5,869	7,213	(15,567)	(593)	624	(2,482)
Interest expense, net	(3,971)	(3,103)	(4,140)	(5,297)	(4,597)	(2,449)	(1,771)
Accretion of value of put warrant repurchase obligation	(8,000)	—	—	—	—	—	—
Other income (expense)	70	46	99	32	67	50	(9)
Income (loss) before income taxes and extraordinary items	(8,852)	2,812	3,172	(20,832)	(5,123)	(1,775)	(4,261)
Income tax provision (benefit)	320	1,781	1,507	(1,071)	—	—	—
Income (loss) before extraordinary items and change in accounting principle	(9,172)	1,031	1,665	(19,761)	(5,123)	(1,775)	(4,261)
Extraordinary gain on early extinguishment of put feature	—	1,100	—	—	—	—	—
Extraordinary gain (loss) on early extinguishments of debt, net	—	(83)	—	—	—	—	(6,641)
Effect of a change in accounting principle pursuant to adoption of SFAS 142(1)	—	—	—	—	—	—	(16,102)
Net income (loss)	$(9,172)	$2,048	$1,665	$(19,761)	$(5,123)	$(1,775)	$(27,004)
Basic and diluted earnings per share:
Net income (loss) per share before extraordinary items and effect of a change in accounting principle — basic and diluted	$(0.97)	$0.08	$0.12	$(1.48)	$(0.38)	$(0.13)	$(0.28)

						Six Months Ended
	Years Ended December 31,
						June 30,	June 30,
	1997	1998	1999	2000	2001	2001	2002

	(In thousands, except per share data)
Extraordinary gain (loss) on extinguishment of debt	—	(0.01)	—	—	—	—	(0.44)
Extraordinary gain on extinguishment of put feature	—	0.10	—	—	—	—	—
Effect of a change in accounting principle pursuant to adoption of SFAS 142(1)	—	—	—	—	—	—	(1.06)
Net income (loss) per share — basic and diluted	$(.97)	$0.17	$0.12	$(1.48)	$(0.38)	$(0.13)	$(1.78)
Weighted average common shares outstanding — basic	9,419	12,187	13,366	13,366	13,366	13,366	15,130
Weighted average common shares outstanding — diluted	9,419	12,412	13,373	13,366	13,366	13,366	15,130
Balance Sheet Data (end of period):
Cash and cash equivalents	$2,894	$6,232	$1,991	$24	$2,324	$2,273	$194
Working capital	6,843	28,767	29,927	15,259	(21,359)	(21,311)	7,171
Total assets	31,577	104,637	102,397	86,727	71,348	76,576	52,765
Long-term debt, net of current maturities	23,971	47,074	44,999	40,598	1,355	68	18,193
Total shareholders’ equity (deficit)	$(11,150)	$41,431	$43,069	$22,332	$18,282	$21,052	$14,251

(1)	The pro forma impact on net income (loss) of adopting SFAS 142 for each of the periods presented above, except the years ended December 31, 1998 and 1997, is disclosed in Note 5 to the audited consolidated financial statements contained herein and in Note 9 to the interim condensed consolidated financial statements included herein. Pro forma net income (loss) for the years ended December 31, 1998 and 1997 is $2,832,868 and $(8,878,148), respectively, after giving effect to the removal of goodwill amortization expense of $784,580 and $293,812, respectively.

RISK FACTORS

      You should carefully consider the following risks and other information contained in this prospectus before deciding to invest in shares of our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company and your investment. If any of the following risks and uncertainties actually occur, our business, financial condition and operating results could be materially and adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Risks Related to our Business

There can be no assurance that our cash flow from operations and cash available from external financing will be sufficient to meet our future cash flow needs, in which case we would need to obtain additional financing.

      As of September 4, 2002, after the closing of the sale of Stepic we had borrowing capacity of approximately $4.0 million under our credit facility with LaSalle. However, under the minimum availability financial covenant contained in our credit facility with LaSalle, we are required to maintain at all times $4.0 million under the minimum availability test (as defined therein), which currently substantially limits our borrowing capacity without violating this covenant. Any additional financing we undertake could involve issuances of debt or issuances of equity securities which would be dilutive to our shareholders, and any debt facilities could contain covenants that may affect our operations, including our ability to make future acquisitions.

      Adequate additional funds, whether from the financial markets or from other sources, may not be available on a timely basis, on terms acceptable to us or at all. Insufficient funds may cause us difficulty in financing our accounts receivables and inventory and may result in delay or abandonment of some or all of our product development, licensing, marketing or research and development programs or opportunities, which could have a material adverse effect on our business, financial condition and operating results. Additionally, we are required to make periodic interest and principal payments on our outstanding indebtedness, including the Convertible Notes, the LaSalle credit facility and the Junior Note. Failure to make any such required payments may result in an event of default and the acceleration of all outstanding indebtedness.

The conversion of all or a portion of the Convertible Notes issued in the Recapitalization may result in substantial dilution to our shareholders.

      Our shareholders may be diluted if the holders of our Convertible Notes issued in the Recapitalization convert their notes into shares of our common stock. The holders of the Convertible Notes have the right to convert in the aggregate to total of 27,000,000 shares of common stock, subject to a downward adjustment upon our repayment of all or a portion of the amounts due under the Convertible Notes. To the extent a holder of our Convertible Notes converts and sells shares of our common stock, the price of our common stock may decrease due to the additional number of shares on the market.

Our inability to introduce new products to the marketplace could adversely impact our operating results.

      Although the vascular access product industry has not experienced rapid technological change historically, as our existing products become more mature, the importance of developing or acquiring, manufacturing and introducing new products that address the needs of our customers will increase. The development or acquisition of any such products will entail considerable time and expense, including acquisition costs, research and development costs, and the time and expense required to obtain necessary regulatory approvals, which approvals are not assured, and any of which could adversely affect our business, results of operations or financial condition. There can be no assurance that such development activities will yield products that can be commercialized profitably or that any product acquisition can be consummated on commercially reasonable terms or at all. Historically, many of our products have been developed in conjunction with third parties or acquired as a result of acquisitions consummated by us. Recently, we have introduced new products developed by us. Our inability to develop or acquire new products to supplement our existing product lines could have an adverse impact on our ability to fully implement our business strategy and further develop our operation.

We have limited manufacturing experience and we can not assure you that we will successfully complete the development and manufacture of products integral to our business.

      Our success will depend in part on our ability to manufacture our products in compliance with international and domestic standards such as ISO 9001, the FDA’s Good Manufacturing Practices, or GMP, regulations and other applicable licensing and regulatory requirements in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. We have historically outsourced the manufacturing of most of our product lines to third parties while remaining responsible for that work but, since 1998 and in subsequent years, have transitioned the manufacturing of our products to the Manchester facility. In the fourth quarter of 1996, we transitioned the manufacturing of our Circle C® and Pheres-Flow® specialty catheter product lines into our manufacturing facility in Manchester, Georgia. During 1998, we transitioned the manufacturing of our LifePort, Infuse-a-Port and Infuse-a-Cath product lines to the Manchester facility from a facility in Norwood, Massachusetts. During 1999, we transitioned the manufacturing of the Vortex port, TitanPort and OmegaPort product lines to the Manchester facility from Norfolk Medical. In 2001, we transitioned the manufacturing of the Triumph-1® port line to the Manchester facility from Act Medical as well as our infusion sets which had previously been manufactured by a third party. We have undergone and expect to continue to undergo regular GMP inspections in connection with the manufacture of our products at our facilities. Our success will depend, among other things, on our ability to efficiently manufacture different products and to integrate newly developed products with existing products. Our failure to successfully commence the manufacturing of new products, to maintain or increase production volumes of new or existing products in a timely or cost-effective manner or to maintain compliance with ISO 9001, the CE Mark requirements, GMP regulations or other applicable licensing or regulatory requirements could have a material adverse effect on our business, financial condition and operating results.

We must maintain our current third party manufacturing relationships, and be able to successfully establish new relationships, in order for our business to be successful.

      While we believe we have a good relationship with each third party that manufactures certain components for our products, there can be no assurance that such relationships will not deteriorate in the future. Deterioration in these manufacturing relationships could cause us to experience interruptions in our manufacturing and delivery processes and have a material adverse impact on our business, financial condition and operating results. Furthermore, when the arrangements with these third parties expire, we will have to make other manufacturing arrangements or manufacture products or product parts at our facilities. The failure to effectively plan for the expiration of these agreements could also result in interruption of the manufacturing and delivery processes for these products and have a material adverse impact on our business, financial condition and operating results.

We rely on third party suppliers, the loss of which may interrupt our operations.

      We purchase raw materials and components for use in manufacturing our products from many different suppliers. There can be no assurance that we will be able to maintain our existing supplier relationships or secure additional suppliers as needed. The loss of a major supplier, the deterioration of our relationship with a major supplier, changes by a major supplier in the specifications of the components used in our products, or our failure to establish good relationships with major new suppliers could have a material adverse effect on our business, and financial condition and operating results.

We may fail to adequately protect our intellectual property and proprietary rights.

      We believe that our competitive position and success has depended, in part, on and will continue to depend on the ability of us and our licensors to obtain patent protection for our products, to defend patents once obtained, to preserve our trade secrets and to operate without infringing upon patents and proprietary rights held by third parties, both in the United States and in foreign countries. Our policy is to protect our proprietary position by, among other methods, filing United States and foreign patent applications relating to technology, inventions and improvements that are important to the development of our business. We own numerous United States and foreign patents and United States patent applications. We also are a party to license agreements with third parties pursuant to which we have obtained, for varying terms, the right to make, use and/or sell products that are covered under such license agreements in consideration for royalty payments. Many of our products are subject to such license agreements. There can be no assurance that we or our licensors have or will develop or obtain additional rights to products or processes that are patentable, that patents will issue from any of the pending patent applications filed by us or that claims allowed will be sufficient to protect any technology that is licensed to us. In addition, no assurances can be given that any patents issued or licensed to us or other licensing arrangements will not be challenged, invalidated, infringed or circumvented or that the rights granted thereunder will provide competitive advantages for our business or products. In such event our business, financial condition, and operating results could be materially adversely affected.

Asserting, defending and maintaining our patent rights could be difficult and costly and failure to do so may diminish our ability to compete effectively and may harm our operating results.

      A number of medical device companies, physicians and others have filed patent applications or received patents to technologies that are similar to technologies owned or licensed by us. There can be no assurance that we are aware of all patents or patent applications that may materially affect our ability to make, use or sell our products. United States patent applications are confidential while pending in the United States Patent and Trademark Office, or PTO, and patent applications filed in foreign countries are often first published six or more months after filing. Any conflicts resulting from third-party patent applications and patents could significantly reduce the coverage of the patents owned or licensed by us and limit our ability of or our licensors’ ability to obtain meaningful patent protection. If patents are issued to other companies that contain competitive or conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. There can be no assurance that we would not be delayed or prevented from pursuing the development or commercialization of our products, which could have a material adverse effect on our operating results.

      There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Although we have not been a party to any material litigation to enforce any intellectual property rights held by us, or a party to any material litigation seeking to enforce any rights alleged to be held by others, future litigation may be necessary to protect patents, trade secrets, copyrights or “know-how” owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of us and others. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles are unresolved. Any such litigation could result in substantial cost to and diversion of effort by us. Adverse determinations in any such litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on our business, results of operations and financial condition.

We rely in part on confidentiality agreements to protect our proprietary technologies, and we can not assure you that these agreements will be effective.

      We also rely on trade secrets and proprietary technology that we seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets.

We rely on trademarks and trade names for the success of our business, and the loss of one or any of these marks or names could materially harm our business.

      We rely upon trademarks and trade names for the development and protection of brand loyalty and associated goodwill in connection with our products. Our policy is to protect our trademarks, trade names and associated goodwill by, among other methods, filing United States and foreign trademark applications relating to our products and business. We own numerous United States and foreign trademark registrations and applications. We also rely upon trademarks and trade names for which we do not have pending trademark applications or existing registrations, but in which we have substantial trademark rights. Our registered and unregistered trademark rights relate to the majority of our products. There can be no assurance that any of our registered or unregistered trademarks or trade names will not be challenged, canceled, infringed, circumvented, or be declared generic or infringing of other third-party marks or provide any competitive advantage to us.

We are potentially subject to product liability claims resulting from the operation of our business, and we can not assure you that we will not incur losses associated with such claims.

      Because our products are intended to be used in healthcare settings on patients who are physiologically unstable and may be seriously or critically ill, our business exposes us to potential product liability risks which are inherent in the medical device industry. In addition, many of the medical devices manufactured and sold by us are designed to be implanted in the human body for extended periods of time. Component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks with respect to these or other products manufactured or sold by us could result in injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims and/or a recall of, safety alert relating to, or other FDA or private civil action affecting one or more of our products or responsible officials. We maintain product liability insurance coverage in amounts that we deem sufficient for our business. There can be no assurance, however, that such coverage will be available with respect to or sufficient to satisfy all claims made against us or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business, results of operations and financial condition. In September 1999, we initiated a voluntary product recall of our dialysis and central venous catheter kit product lines due to small pinholes in the product packaging. Although the recall covers products manufactured since 1994, product returns through December 31, 2001 were approximately 15,300 units. No product complaints have been received to date for either pinholes in the packaging or infection of the implant site that could be attributed to the packaging being contaminated. In 2001, the recall was terminated by the FDA.

Our sales are concentrated among a small number of significant customers, the loss of any of which may have a material adverse effect on our operating results.

      Our net sales to our three largest customers accounted for 7%, 6% and 8% of total sales during 1999, 2000 and 2001, respectively. The loss of, or significant curtailments of purchases by, any of our significant customers could have a material adverse effect on our business, results of operations and financial condition.

Our cash flows will be adversely affected by our recent sale of Stepic.

      On September 3, 2002, we sold substantially all of the assets of Stepic, our distribution division. For the fiscal year ended December 31, 2001, our distribution division accounted for 57.0% of our total sales and 33.9% of our gross profit, and for the six months ended June 30, 2002, our distribution division accounted for 60.0% of our total sales and 34.0% of our gross profit. We anticipate that our sale of Stepic will substantially reduce our cash flow from its historical level for the foreseeable future. We cannot assure you that in the future our cash flow from operations will be sufficient to allow us to fully execute on our strategic plan, including research and development related to new products. This loss of cash flow may materially adversely affect our liquidity, financial condition and results of operations.

We are dependent upon key personnel, the loss of any of which could materially adversely affect our business.

      Our success is substantially dependent on the performance, contributions and expertise of our executive officers and key employees. Our success to date has been significantly dependent on the contributions of Marshall B. Hunt, our Chairman and Chief Executive Officer, and William E. Peterson, Jr., our President, each of whom is party to an employment agreement with us and on each of whom we maintain key man life insurance in the amount of $1 million. Mr. Hunt’s employment agreement expires March 16, 2003, and Mr. Peterson’s employment agreement expires September 16, 2002. We are also dependent on our ability to attract, retain and motivate additional personnel. The loss of the services of any of our executive officers or other key employees or our inability to attract, retain or motivate the necessary personnel could have a material adverse effect on our business, financial condition and operating results.

Our business is subject to changes in the regulatory and economic environment in the healthcare industry, which could adversely affect our business.

      The healthcare industry in the United States continues to experience change. In recent years, several healthcare reform proposals have been formulated by members of Congress. In addition, state legislatures periodically consider healthcare reform proposals. Federal, state and local government representatives will, in all likelihood, continue to review and assess alternative healthcare delivery systems and payment methodologies, and ongoing public debate of these issues can be expected. Cost containment initiatives, market pressures and proposed changes in applicable laws and regulations may have a dramatic effect on pricing or potential demand for medical devices, the relative costs associated with doing business and the amount of reimbursement by both government and third-party payors to persons providing medical services. In particular, the healthcare industry is experiencing market-driven reforms from forces within the industry that are exerting pressure on healthcare companies to reduce healthcare costs. Managed care and other healthcare provider organizations have grown substantially in terms of the percentage of the population in the United States that receives medical benefits through such organizations and in terms of the influence and control that they are able to exert over an increasingly large portion of the healthcare industry. Managed care organizations are continuing to consolidate and grow, increasing the ability of these organizations to influence the practices and pricing involved in the purchase of medical devices, including certain of the products sold by us, which is expected to exert downward pressure on product margins. Both short-and long-term cost containment pressures, as well as the possibility of continued regulatory reform, may have an adverse impact on our business, results of operations and financial condition.

We are subject to government regulation in the United States and internationally, which can be time-consuming and costly to our business.

      Our products and operations are subject to extensive regulation by numerous governmental authorities, including, but not limited to, the FDA and state and foreign governmental authorities. In particular, we must obtain specific clearance or approval from the FDA before we can market new products or certain modified products in the United States. The FDA administers the FDC Act. Under the FDC Act, most medical devices must receive FDA clearance through the Section 510(k) notification process, or 510(k), or the more lengthy premarket approval, or PMA, process before they can be sold in the United States. To obtain 510(k) marketing clearance, a company must show that a new product is “substantially equivalent” in terms of safety and effectiveness to a product already legally marketed and which does not require a PMA. Therefore, it is not always necessary to prove the actual safety and effectiveness of the new product in order to obtain 510(k) clearance for such product. To obtain a PMA, a company must submit extensive data, including clinical trial data, to prove the safety, effectiveness and clinical utility of our products. The process of obtaining such clearances or approvals can be time-consuming and expensive, and there can be no assurance that all clearances or approvals sought by us will be granted or that FDA review will not involve delays adversely affecting the marketing and sale of our products. FDA’s quality system regulations also require companies to adhere to certain good manufacturing practices requirements, which include testing, quality control, storage, and documentation procedures. Compliance with applicable regulatory requirements is monitored through periodic site inspections by the FDA. In addition, we are required to comply with FDA requirements for labeling and promotion of our products. The Federal Trade Commission also regulates most device advertising.

      In addition, international regulatory bodies often establish varying regulations governing product testing and licensing standards, manufacturing compliance, such as compliance with ISO 9001 standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements and pricing and reimbursement levels. Our inability or failure to comply with the varying regulations or the imposition of new regulations could restrict our ability to sell our products internationally and thereby adversely affect our business, results of operations and financial condition.

      Failure to comply with applicable federal, state or foreign laws or regulations could subject us to enforcement actions, including, but not limited to, product seizures, injunctions, recalls, possible withdrawal of product clearances, civil penalties and criminal prosecutions against us or our responsible officials, any one or more of which could have a material adverse effect on our business, results of operations and financial condition. Federal, state and foreign laws and regulations regarding the manufacture and sale of medical devices are subject to future changes, as are administrative interpretations of regulatory requirements. In August 2002, we received a subpoena from the Office of Inspector General of the Department of Health & Human Services requesting documents relating to our agreement with a group purchasing organization. We intend to cooperate fully with this request. No assurance can be given that such changes will not have a material adverse effect on our business, results of operations and financial condition. From time to time, we have received Section FD-483 and Warning Letters from the FDA regarding our compliance with FDA regulations. On September 4, 2002, we received an FD-483 letter specifying five items. Horizon is currently preparing its response to such letter. We have worked with the FDA to resolve these issues. There can be no assurance we will not receive additional FD-483s or Warning Letters in the future or that we will be able to reach an acceptable resolution of the issues raised in such letters.

Our business is dependent upon reimbursement from government programs, such as Medicare and Medicaid, and we may face limitations on such third-party reimbursement, which could harm our operating results.

      In the United States, our products are purchased primarily by hospitals and medical clinics, which then bill various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans, for the healthcare services provided to patients. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure and reimburse hospitals for medical treatment at a fixed rate based on the diagnosis-related group, or DRG, established by the United States Centers for Medicare and Medicaid Services, or CMS. The fixed rate of reimbursement is based on the procedure performed and is unrelated to the specific devices used in that procedure. If a procedure is not covered by a DRG, payors may deny reimbursement. In addition, third-party payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate or not cost-effective, experimental or used for a non-approved indication. Reimbursement of procedures implanting our vascular access ports and catheter products is currently covered under a DRG. There can be no assurance that reimbursement for such implantation will continue to be available, or that future reimbursement policies of third-party payors will not adversely affect our ability to sell our products on a profitable basis. Failure by hospitals and other users of our products to obtain reimbursement from third-party payors, or changes in government and private third-party payors’ policies toward reimbursement for procedures employing our products, would have a material adverse effect on our business, results of operations and financial condition.

We are subject to intense competition which could harm our business.

      The medical device industry is highly competitive and fragmented. We currently compete with many companies in the development, manufacturing and marketing of vascular access ports, dialysis and apheresis catheters and related ancillary products. Some of these competitors have substantially greater capital resources, management resources, research and development staffs, sales and marketing organizations and experience in the medical devices industry than us. These competitors may succeed in marketing their products more effectively, pricing their products more competitively, or developing technologies and products that are more effective than those sold or produced by us or that would render some products offered by us noncompetitive.

Our business will be harmed if demand for our products declines due to a sustained economic downturn.

      Sales of the products manufactured by us may be adversely impacted by a deterioration in the general economic conditions in the markets in which our products are sold. Likewise, a deterioration in general economic conditions could cause our customers and/or third party payors to choose cheaper methods of treatment not utilizing our products. A decline in our sales attributable to these factors could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to this Offering

Our quarterly operating results may fluctuate and as such, our common stock price may be volatile, and you could lose all or part of your investment.

      Our revenues and operating results may vary significantly from quarter to quarter depending upon a number of factors which are outside of our control, such as:

•	customer purchasing patterns for our products and services;

•	costs of developing new products and services;

•	the timing of our release of new products and services to the marketplace;

•	the addition or loss of significant customers;

•	costs related to acquisitions of compatible businesses or technology; and

•	general economic conditions, as well as those specific to the healthcare market and related industries.

      Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at prices, or in the amounts, desired. As a result, you could lose all or a portion of your investment in our common stock.

The sale of a substantial number of shares of our common stock in this offering may cause the market price of our common stock to decline.

      The selling shareholders may collectively sell 30,469,017 shares of our common stock in the public market pursuant to this offering. Sales of a substantial number of these shares within a short period of time following the commencement of this offering could cause the price of our common stock to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

Our executive officers and directors, together with parties to the Recapitalization, will have the ability to exercise control over us.

      As of the date of this prospectus, Messrs. Hunt, Peterson, both directors of our company, and Roy C. Mallady, Jr., a former director of our company, collectively own more than 50% of our outstanding common stock. In addition, ComVest, Medtronic and the Additional Note Purchasers have the right to convert a portion of their Convertible Notes into up to 27,000,000 shares of our common stock. ComVest and its affiliates also received 2,720,398 shares of common stock in connection with the Recapitalization. Additionally, LaSalle and its affiliates received warrants to purchase 748,619 shares of our common stock in connection with the Recapitalization. These shareholders, if they were to act together, would have the power to elect all of the members of our board of directors, amend our Restated and Amended Articles of Incorporation, or our “articles of incorporation,” and our bylaws, and effect or preclude fundamental corporate transactions involving us, including the acceptance or rejection of proposals relating to a merger or the acquisition of our company by another entity. Accordingly, these shareholders are able to exert significant influence over us, including the ability to control decisions on matters on which shareholders are entitled to vote.

We have implemented anti-takeover provisions that could prevent a change in control that could be beneficial to our shareholders.

      Certain provisions of our articles of incorporation and bylaws may delay or prevent a takeover attempt that a shareholder might consider in our best interest. Among other things, these provisions:

•	establish certain advance notice procedures for shareholder proposals to be considered at shareholders’ meetings;

•	provide for the classification of our board of directors;

•	provide that only our board of directors or shareholders owning 70% or more of our outstanding common stock may call special meetings of the shareholders; and

•	establish supermajority voting requirements with respect to the amendment of certain provisions of our articles of incorporation and bylaws.

      In addition, our board of directors can authorize and issue shares of preferred stock, no par value, issuable in one or more series, with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. The terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of all or substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of such stock. Furthermore, certain provisions of the Georgia Business Corporation Code, or the “Georgia Code,” may have the effect of delaying or preventing a change in control of our company. Pursuant to the Recapitalization, we are seeking shareholder approval to eliminate the classified board and to opt out of the statutes restricting certain business combinations and requiring certain “fair price” requirements be met in a business combination involving an “interested shareholder.”

If we cannot meet the American Stock Exchange maintenance rules and other requirements, the American Stock Exchange may delist our common stock, which could negatively affect the price of our common stock and your ability to sell the common stock.

      In the future, we may not be able to meet the maintenance rules and requirements of the American Stock Exchange. The maintenance rules of the American Stock Exchange specify that the exchange may initiate the delisting of an issuer’s stock if, among other things, the issuer has sustained losses from continuing operations and/or net losses in its five most recent fiscal years, or, if the issuer has sustained losses for three of its past four fiscal years and shareholders’ equity is less than $4.0 million, or, if the issuer has sustained losses for two of its past three fiscal years and shareholders’ equity is less than $2.0 million. In addition, the American Stock Exchange rules require shareholder approval prior to the issuance of securities in connection with a transaction involving the sale or issuance of common stock equal to 20.0% or more of a company’s outstanding common stock before the issuance for less than the greater of book or market value of the stock. If, at our 2002 annual meeting of shareholders, our shareholders do not approve the issuance of common stock pursuant to conversion of the Convertible Notes, we would have the right to issue up to 19.9% of our outstanding common stock to our noteholders.

If we were no longer in compliance with the American Stock Exchange rules and were unable to receive a waiver or achieve compliance, and if our common stock were to be delisted from the American Stock Exchange, you may find it more difficult to sell your common stock. This lack of liquidity also may make it more difficult for us to raise capital in the future.

If the American Stock Exchange delists our common stock, compliance with the penny stock regulations which would result could make it more difficult to sell your common stock.

      In the event that our securities are not listed on the American Stock Exchange, trading of the common stock would be conducted in the “pink sheets” or through the National Association of Securities Dealers’ Electronic Bulletin Board and covered by Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

      The SEC adopted regulations that generally define a penny stock as any equity security that has a market price of less than $5.00 per share. However, our common stock will not constitute penny stock if our common stock is quoted on the American Stock Exchange. If in the future our common stock falls within the definition of penny stock, these regulations would require the delivery, prior to any transaction involving our common stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. Furthermore, the ability of broker/dealers and holders to sell the common stock would be limited. As a result, the market liquidity for the common stock would be severely and adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future which would negatively affect the market for our common stock.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, strategies, objectives, expectations and intentions. These statements may be identified by the use of words such as “expects,” “believes,” “intends,” “plans,” “anticipates” and other similar expressions. Our actual results may differ materially from those discussed in these statements. Factors which could contribute to these differences include those discussed under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our view only and as of the date of this prospectus.

CAPITALIZATION

      The following table sets forth our cash and capitalization as of June 30, 2002:

•	on an actual basis; and

•	as adjusted to reflect the issuance of up to 27,000,000 shares of our common stock upon conversion of the Convertible Notes issued in the Recapitalization.

      This table should be read in conjunction with “Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. This table does not reflect the effect of the September 2002 sale of Stepic.

	As of June 30, 2002

	Actual	As Adjusted

	(In Thousands)
Cash and cash equivalents	$194	$194
Short-term debt(1)	9,413	9,413
Long-term debt(2)	18,193	17,923
Shareholders’ equity	14,251	14,521
Total capitalization	$41,857	41,857

(1)	Short-term debt consists of our credit facility with LaSalle and the short-term portions of miscellaneous capital lease obligations for office equipment, amounts payable to the former Stepic shareholders, and miscellaneous notes payable.

(2)	Long-term debt consists of the Convertible Notes issued in the Recapitalization, the Junior Note assumed in the Recapitalization and the long-term portions of miscellaneous capital lease obligations for office equipment, amounts payable to the former Stepic shareholders, and miscellaneous notes payable.

      The above capitalization table presents the impact of the conversion of the Convertible Notes issued in the Recapitalization. The impact on our balance sheet is a decrease to long-term debt and an increase to shareholders’ equity of $270,000. The pro forma impact of the conversion on our operating loss for the six months ended June 30, 2002 is not material and has not been presented. The impact of the conversion of the Convertible Notes, however, is material to previously reported loss per common share. Conversion of the notes results in the issuance of an additional 27,000,000 shares of our common stock. Assuming that these shares were outstanding for the entire six-month period ended June 30, 2002, the weighted average shares used in the loss per common share computation increases from 15,129,630 to 42,129,630. Accordingly, since the loss from continuing operations has not changed as the income statement impact of the conversion is immaterial, the loss per common share decreases from $(0.28) to $(0.10), on both a basic and diluted basis. Had these additional 27,000,000 shares been outstanding for the entire year ended December 31, 2001, the weighted average shares used in the loss per common share computation would have been 40,366,278 (increased from 13,366,278), resulting in a decrease in the loss per share from $(0.38) to $(0.13), on both a basic and diluted basis.

MARKET PRICE INFORMATION

      Our common stock trades on the American Stock Exchange under the symbol “HMP.” The following table sets forth the high and low sales price of the common stock as reported on The American Stock Exchange for the periods indicated.

Period	High	Low

2002
Third Quarter*	$1.05	$0.61
Second Quarter	$1.30	$0.70
First Quarter	$1.40	$0.49

Period	High	Low

2001
Fourth Quarter	$1.05	$0.44
Third Quarter	$1.59	$0.84
Second Quarter	$1.84	$0.50
First Quarter	$1.125	$0.25
2000
Fourth Quarter	$1.125	$0.0625
Third Quarter	$2.875	$0.8125
Second Quarter	$2.625	$1.8125
First Quarter	$4.875	$2.25

*	Through September 10, 2002.

      As of September 10, 2002, there were approximately 68 record holders of our common stock. On September 10, 2002, the last reported sales price of the common stock on The American Stock Exchange was $1.00 per share.

DIVIDEND POLICIES

      We have not paid or declared any cash dividends on our capital stock since our inception. We currently intend to retain all future earnings for use in the expansion and operation of our business. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions. Our credit facility with LaSalle currently prohibits the payment of cash dividends on our capital stock.

USE OF PROCEEDS

      All of the shares offered hereby are being offered by the selling shareholders. We will not receive any proceeds from the offering.

SELLING SHAREHOLDERS

      The selling shareholders received, or will receive, their shares of common stock in transactions with Horizon as follows:

•	2,645,398 shares of common stock offered by this prospectus were issued to Commonwealth Associates, L.P. in connection with the Recapitalization. Commonwealth Associates, L.P. then effected transfers of an aggregate of 2,334,380 of these shares to affiliates thereof;

•	75,000 shares of common stock offered by this prospectus were issued to ComVest Venture Partners, L.P. in connection with the Recapitalization;

•	299,448 shares of common stock offered by this prospectus are issuable to Standard Federal Bank, National Association, acting by and through LaSalle Business Credit, Inc. as its agent, pursuant to warrants issued thereto in connection with the LaSalle credit facility;

•	449,171 shares of common stock offered by this prospectus are issuable to Cardinal Investment Fund I LLC, as assignee of Standard Federal Bank, National Association, acting by and through LaSalle Business Credit, Inc., as its agent, pursuant to warrants issued thereto in connection with the LaSalle credit facility; and

•	up to 27,000,000 shares of common stock offered by this prospectus will be issued pursuant to the terms of the Convertible Notes issued in connection with the Recapitalization. This amount includes up to 3,300,000 shares of common stock issuable pursuant to the terms of the Convertible Bridge Note issued to ComVest prior to the Recapitalization and up to 23,700,000 shares of common stock issuable to ComVest, Medtronic and the Additional Note Purchasers upon conversion of a portion of the Senior Subordinated Convertible Notes. The shares of common stock offered upon conversion of the Convertible Notes are expected to be issued after approval by our shareholders of the proposal relating to such issuance at the 2002 annual meeting, scheduled for September 17, 2002. See “Business — Recent Developments — Note Purchase Agreement” for more information with respect to the shares of common stock issuable upon conversion of the Convertible Notes.

      The following table sets forth information known by us with respect to beneficial ownership of our common stock as of August 10, 2002 by each selling shareholder. The following table assumes that the selling shareholders sell all of the shares offered hereby. Since each selling shareholder may choose not to sell all of his or her shares, we are unable to state the exact number of shares that will actually be sold.

      Information with respect to “beneficial ownership” shown below is based on information supplied by the respective beneficial owner or by other shareholders as well as filings made with the SEC or furnished to us. For purposed of calculating the percentage beneficially owned, the shares of common stock deemed outstanding include:

•	16,311,676 shares of common stock outstanding as of August 10, 2002; and

•	shares issuable by us within 60 days pursuant to options, warrants and convertible securities held by the respective selling shareholder (“Derivative Securities”).

      Derivative Securities are deemed to be outstanding and to be beneficially owned by the person holding the securities for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner(1)	Shares(2)	Percentage	this Offering	Shares	Percentage

Commonwealth Group Holdings, LLC(3)	9,186,018	36.6%	287,686	0	*
Commonwealth Associates, L.P.	23,332	*	23,332	0	*
ComVest Venture Partners, L.P.(3)	8,875,000	35.3	9,975,000	0	*
Michael Falk(4)	9,944,240	39.6	758,222	0	*
Annie Falk TTEE The Mikalea Falk Trust UA dated 02/16/94	100,000	*	100,000	0	*
Annie Falk TTEE The Gianna Falk Trust UA dated 07/09/96	100,000	*	100,000	0	*
Robert Priddy(5)(6)	2,131,448	11.6	1,332,696	0	*
RMC Capital(5)(7)	1,000,000	5.8	1,200,000	0	*
Medtronic, Inc.(8)	6,000,000	26.9	7,200,000	0	*
T. Lee Provow	284,854	1.7	284,854	0	*
Harold Blue	171,025	1.1	171,025	0	*
Carl Kleidman	167,893	1.0	167,893	0	*
Thom Waye	133,021	*	133,021	0	*
Keith Rosenbloom	98,847	*	98,847	0	*
Joseph P. Wynne	73,788	*	73,788	0	*
Robert O’Sullivan	68,062	*	68,062	0	*
Robert Tucker	66,844	*	66,844	0	*
Richard Corbin	50,000	*	50,000	0	*

	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to this Offering		Common Stock	After this Offering
			to be Sold in
Name and Address of Beneficial Owner(1)	Shares(2)	Percentage	this Offering	Shares	Percentage

Ahmed Elcott	25,954	*	25,954	0	*
Edmund Shea	25,578	*	25,578	0	*
Inder Tallur	23,768	*	23,768	0	*
Beth Lipman	14,105	*	14,105	0	*
Richard Rosenblatt	10,917	*	10,917	0	*
Scott Greiper	10,804	*	10,804	0	*
Douglas Levine	157,859	*	157,859	0	*
John Thompson	5,000	*	5,000	0	*
Michael Richitelli	5,000	*	5,000	0	*
Anthony Giardina	4,512	*	4,512	0	*
Cornelia Eldridge	2,256	*	2,256	0	*
Greg Manocherian	873	*	873	0	*
E&M Real Property Trust	750,000	4.3	750,000	0	*
Siam Partners II	750,000	4.3	750,000	0	*
Tahoe Partners	750,000	4.3	750,000	0	*
Carol Hill Trust	675,000	4.0	675,000	0	*
Dolphin Offshore Partners, L.P.	525,000	3.1	525,000	0	*
Mark Reichenbaum	450,000	2.7	450,000	0	*
Harvard Investments	390,000	2.3	390,000	0	*
Daniel Och	375,000	2.2	375,000	0	*
Flynn Corporation	375,000	2.2	375,000	0	*
Winfield Capital Corporation	375,000	2.2	375,000	0	*
Chased Congregation	300,000	1.8	300,000	0	*
Porter Partners	300,000	1.8	300,000	0	*
David Chazen	150,000	*	150,000	0	*
Fountainhead Holdings, Ltd.	150,000	*	150,000	0	*
Gerald Cramer	150,000	*	150,000	0	*
Harvard Developments	150,000	*	150,000	0	*
Highview Ventures LLC	150,000	*	150,000	0	*
Jacob Safier	150,000	*	150,000	0	*
Scott Prince	150,000	*	150,000	0	*
Ben Joseph Partners	75,000	*	75,000	0	*
Joan Misher	75,000	*	75,000	0	*
SJ Warner Charitable Remainder Trust	67,500	*	67,500	0	*
Craig Krumwiede	60,000	*	60,000	0	*
Standard Federal Bank, N.A.	299,448	1.8	299,448	0	*
Cardinal Investment Fund I LLC	449,171	2.7	449,171	0	*

*	Less than one percent.

(1)	Unless otherwise indicated, the address of each beneficial owner of 5% or more of our common stock listed above is c/o Commonwealth Associates, 830 Third Avenue, New York, New York 10022.

(2)	For purposes of this table, unless otherwise indicated, the number of shares beneficially owned by each holder also includes the maximum number of shares issuable, if any, pursuant to conversion of the portion of the Senior Subordinated Convertible Notes such owner is entitled to convert on or before October 9, 2002.

(3)	ComVest Management, LLC (“ComVest Management”) is the general partner of ComVest Venture Partners, LP (“ComVest”), and ComVest Management is wholly-owned by Commonwealth Associates Management Company, Inc. (“CAMC”). ComVest may be deemed to be the beneficial owner of an aggregate of 8,875,000 shares of our common stock. These holdings consist of (i) 3,375,000 shares of our common stock (3,300,000 of which shares are shares issuable upon conversion of the Bridge Note issued to ComVest, and (ii) the right to acquire 5,500,000 shares of common stock, currently exercisable upon conversion of a portion of the Convertible Notes. An additional 1,100,000 shares of common stock offered hereby may be issued pursuant to conversion of Convertible Notes subsequent to March 16, 2003. Additionally, Commonwealth Group Holdings, LLC (“CGH”), which owns 287,686 shares of common stock, may also be deemed to beneficially own the 8,875,000 shares of common stock beneficially owned by ComVest and the 23,332 shares of common stock owned by Commonwealth Associates, L.P. (“Commonwealth”).

(4)	Mr. Falk may be deemed to beneficially own the 8,875,000 shares of common stock beneficially owned by ComVest, the 287,686 shares of common stock owned by CGH and the 23,332 shares of common stock owned by Commonwealth. In his capacity as Chairman and controlling equity owner of CAMC, which is the general and principal partner of Commonwealth, the owner of all the interests in ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities’ shares and may therefore be deemed to be the beneficial owner of such securities.

(5)	The address of such beneficial owner is c/o RMC Capital, LLC, 1640 Powers Ferry Rd., Suite 125, Marietta, Georgia 30067.

(6)	Mr. Priddy may be deemed to be the beneficial owner of an aggregate of 2,131,448 shares of our common stock. In addition to the 1,000,000 shares beneficially owned by RMC Capital, LLC (“RMC”), which Mr. Priddy beneficially owns as a manager of RMC, Mr. Priddy may be deemed to beneficially own an additional 1,131,448 shares of our common stock, over which Mr. Priddy maintains sole voting and dispositive power, 1,006,250 of which shares are currently issuable upon the conversion of a portion of the Senior Subordinated Convertible Notes, assuming the requisite approval by our shareholders of the proposals at the 2002 annual meeting. Common stock to be sold in this offering also includes 201,250 shares issuable upon conversion of a portion of the Senior Subordinated Convertible Notes subsequent to March 16, 2003, assuming the requisite approval by our shareholders of the proposals at the 2002 annual meeting.

(7)	Common stock to be sold in this offering includes 1,000,000 shares of common stock issuable upon conversion of a portion of the Senior Subordinated Convertible Notes and 200,000 shares of common stock issuable upon conversion of the Senior Subordinated Convertible Notes subsequent to March 16, 2003, assuming the requisite approval by our shareholders of the proposals at the 2002 annual meeting.

(8)	Common stock to be sold in this offering includes 6,000,000 shares of common stock issuable upon conversion of a portion of the Senior Subordinated Convertible Notes and 1,200,000 shares of common stock issuable upon conversion of a portion of the Senior Subordinated Convertible Notes subsequent to March 16, 2003, assuming the requisite approval by our shareholders of the proposals at the 2002 annual meeting.

PLAN OF DISTRIBUTION

      Our common stock may be offered for sale and sold in one or more transactions, including block transactions, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. Shares of common stock may be sold directly, through agents designated from time to time, or by such other means as may be specified in the supplement to this prospectus. Participating agents or broker-dealers in the distribution of any of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. Any discount or commission received by any underwriter and any participating agents or broker-dealers, and any profit on the resale of shares of common stock purchased by any of them may be deemed to be underwriting discounts or commissions under the Securities Act.

      Shares of our common stock may be sold through a broker-dealer acting as agent or broker or to a broker-dealer acting as principal. In the latter case, the broker-dealer may then resell such shares of common stock to the public at varying prices to be determined by the broker-dealer at the time of resale.

      To the extent required, the number of shares of common stock to be sold, information relating to the underwriters, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be set forth in an accompanying supplement to this prospectus.

      If underwriters are used in a sale, shares of common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Shares of common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of shares of common stock will be named in the supplement to this prospectus relating to that offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement.

      Under the securities laws of some states, the shares of common stock registered by the registration statement may be sold in those states only through registered or licensed brokers or dealers.

      Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

      Upon sale under the registration statement that includes this prospectus, the shares of common stock registered by the registration statement will be freely tradable in the hands of persons other than our affiliates.

SELECTED FINANCIAL DATA

      The following selected financial data of Horizon as of and for each of the five years ended December 31, 2001 are derived from, and are qualified by reference to the audited consolidated financial statements, including the notes thereto, of Horizon. The following selected financial data of Horizon as of and for the three months ended June 30, 2001 and 2002 are derived from, and are qualified by reference to the unaudited condensed consolidated financial statements, including the notes thereto, of Horizon. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related Notes thereto included elsewhere in this prospectus.

      For a discussion of the results of operations of Horizon, reflecting the sale of its Stepic division, please see “Pro Forma Financial Statements” on page 23 of this prospectus.

						Six Months Ended
	Years Ended December 31,
						June 30,	June 30,
	1997	1998	1999	2000	2001	2001	2002

	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$15,798	$39,399	$75,371	$63,335	$59,067	$31,490	$25,796
Cost of goods sold	6,273	19,933	48,011	46,722	38,747	20,259	17,033
Gross profit	9,525	19,466	27,360	16,613	20,320	11,231	8,763
Selling, general and administrative expenses	6,476	13,597	20,147	20,094	20,913	10,607	11,245
Impairment charge	—	—	—	12,086	—	—	—
Income (loss) from operations	3,049	5,869	7,213	(15,567)	(593)	624	(2,482)
Interest expense, net	(3,971)	(3,103)	(4,140)	(5,297)	(4,597)	(2,449)	(1,771)
Accretion of value of put warrant repurchase obligation	(8,000)	—	—	—	—	—	—
Other income (expense)	70	46	99	32	67	50	(9)
Income (loss) before income taxes and extraordinary items	(8,852)	2,812	3,172	(20,832)	(5,123)	(1,775)	(4,261)
Income tax provision (benefit)	320	1,781	1,507	(1,071)	—	—	—
Income (loss) before extraordinary items and change in accounting principle	(9,172)	1,031	1,665	(19,761)	(5,123)	(1,775)	(4,261)
Extraordinary gain on early extinguishment of put feature	—	1,100	—	—	—	—	—
Extraordinary gain (loss) on early extinguishments of debt, net	—	(83)	—	—	—	—	(6,641)
Effect of a change in accounting principle pursuant to adoption of SFAS 142(1)	—	—	—	—	—	—	(16,102)
Net income (loss)	$(9,172)	$2,048	$1,665	$(19,761)	$(5,123)	$(1,775)	$(27,004)
Basic and diluted earnings per share:
Net income (loss) per share before extraordinary items and effect of a change in accounting principle — basic and diluted	$(0.97)	$0.08	$0.12	$(1.48)	$(0.38)	$(0.13)	$(0.28)
Extraordinary gain (loss) on extinguishment of debt	—	(.01)	—	—	—	—	(0.44)
Extraordinary gain on extinguishment of put feature	—	0.10	—	—	—	—	—

						Six Months Ended
	Years Ended December 31,
						June 30,	June 30,
	1997	1998	1999	2000	2001	2001	2002

	(In thousands, except per share data)
Effect of a change in accounting principle pursuant to adoption of SFAS 142(1)	—	—	—	—	—	—	(1.06)
Net income (loss) per share — basic and diluted	$(0.97)	$0.17	$0.12	$(1.48)	$(0.38)	$(0.13)	$(1.78)
Weighted average common shares outstanding — basic	9,419	12,187	13,366	13,366	13,366	13,366	15,130
Weighted average common shares outstanding — diluted	9,419	12,412	13,373	13,366	13,366	13,366	15,130
Balance Sheet Data (end of period):
Cash and cash equivalents	$2,894	$6,232	$1,991	$24	$2,324	$2,273	$194
Working capital	6,843	28,767	29,927	15,259	(21,359)	(21,311)	7,171
Total assets	31,577	104,637	102,397	86,727	71,348	76,576	52,765
Long-term debt, net of current maturities	23,971	47,074	44,999	40,598	1,355	68	18,193
Total shareholders’ equity (deficit)	$(11,150)	$41,431	$43,069	$22,332	$18,282	$21,052	$14,251

(1)	The pro forma impact on net income (loss) of adopting SFAS 142 for each of the periods presented above, except the years ended December 31, 1998 and 1997, is disclosed in Note 5 to the audited consolidated financial statements contained herein and in Note 9 to the interim condensed consolidated financial statements included herein. Pro forma net income (loss) for the years ended December 31, 1998 and 1997 is $2,832,868 and $(8,878,148), respectively, after giving effect to the removal of (goodwill) amortization expense of $784,580 and $293,812, respectively.

PRO FORMA FINANCIAL STATEMENTS

      The following unaudited pro forma financial statements give effect to the disposition of the Stepic business to be accounted for as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets. The unaudited pro forma condensed consolidated balance sheet assumes the disposition of Stepic on June 30, 2002. Such pro forma information is based on our historical balance sheet data as of that date. The unaudited pro forma condensed consolidated statements of operations give effect to the disposition of Stepic for the three years ended December 31, 2001 and the six months ended June 30, 2002 as if the disposition occurred on January 1, 1999. You are cautioned that these pro forma financial statements are unaudited and you should not place undue reliance thereon. You are urged to read the pro forma financial statements in conjunction with the audited consolidated financial statements of Horizon, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information contained in this prospectus. See “Recent Developments” on page 2 of this prospectus for a description of the disposition of Stepic.

Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2002
(Unaudited)

	Consolidated	Pro Forma	Pro Forma
	Actual	Adjustments	As Adjusted

Cash and cash equivalents	$194,442	$3,695,016	$3,889,458
Restricted cash	322,523	1,100,000	1,422,523
Note receivable		500,000	500,000
Accounts receivable — trade, net	10,132,030	(6,473,925)	3,658,105
Inventories	14,675,311	(8,894,860)	5,780,451
Prepaid expenses and other current assets	2,054,538	(1,128,140)	926,398

Total Current Assets	27,378,844	(11,201,909)	16,176,935
Property and equipment, net	2,532,506	(117,996)	2,414,510
Goodwill	15,650,356		15,650,356
Intangible assets, net	7,056,069	(40,438)	7,015,631
Other assets	147,341	(28,741)	118,600

Total Assets	$52,765,116	$(11,389,084)	$41,376,032

Accounts payable — trade	$8,919,922	$(7,740,920)	$1,179,002
Accrued salaries and commissions	221,297		221,297
Accrued interest	187,142		187,142
Other accrued expenses	1,466,920	(322,303)	1,144,617
Current portion of long-term debt	9,412,785	(6,668,563)	2,744,222

Total Current Liabilities	20,208,066	(14,731,786)	5,476,280
Long-term debt, net of current portion	18,193,366	(14,803)	18,178,563
Other liabilities	112,362		112,362

Total Liabilities	38,513,794	(14,746,589)	23,767,205
Common stock	16,312		16,312
Additional paid in capital	74,611,401		74,611,401
Shareholder notes receivable	(170,831)		(170,831)
Retained earnings	(60,205,560)	3,357,505	(56,848,055)

Total Equity	14,251,322	3,357,505	17,608,827

Total Liabilities & Equity	$52,765,116	$(11,389,084)	$41,376,032

The pro forma condensed consolidated balance sheet gives effect to the disposition of Stepic as if the transaction occurred on June 30, 2002. The pro forma adjustments consist of (1) removing the sold assets and liabilities of Stepic and (2) receipt of proceeds and subsequent pay off of our revolving loan from LaSalle. We received $12.7 million in consideration for the sale, consisting of $11.1 million in cash, $1.1 million of cash placed in escrow, and a note receivable of $0.5 million. The $3.7 million adjustment to cash represents the $11.1 million of cash net of the $6.7 million adjustment to pay off the Revolving Loan and a $0.7 million adjustment representing the working capital difference between the June 30, 2002 pro forma measurement date and the actual closing date of September 3, 2002.

Pro Forma Condensed Consolidated Statements of Operations (Unaudited)

	For the Year Ended December 31, 1999

	Consolidated	Pro Forma	Pro Forma
	Actual	Adjustments	As Adjusted

Net sales	$75,370,657	$(45,883,836)	$29,486,821
Cost of goods sold	48,010,817	(35,995,587)	12,015,230

Gross profit	27,359,840	(9,888,249)	17,471,591
Selling, general and administrative expenses	20,146,901	(6,366,143)	13,780,758

Income from operations	7,212,939	(3,522,106)	3,690,833
Other income (expense):
Interest expense, net	(4,140,134)	(2,077,191)	(2,062,943)
Other income	99,038		99,038

	(4,041,096)	(2,077,191)	(1,963,905)

Income before income taxes	3,171,843	(1,444,915)	1,726,928
Income tax provision	1,506,625	(687,021)	819,604

Income from continuing operations	$1,665,218	$(757,894)	$907,324

Income from continuing operations per share — basic and diluted	$0.12	$(0.06)	$0.07

Weighted average common shares outstanding — basic	13,366,278	13,366,278	13,366,278

Weighted average common shares outstanding — diluted	13,372,571	13,372,571	13,372,571

	For the Year Ended December 31, 2000

	Consolidated	Pro Forma	Pro Forma
	Actual	Adjustments	As Adjusted

Net sales	$63,335,239	$(41,522,035)	$21,813,204
Cost of goods sold	46,722,112	(32,960,393)	13,761,719

Gross profit	16,613,127	(8,561,642)	8,051,485
Selling, general and administrative expenses	20,093,406	(6,063,714)	14,029,692
Impairment charge	12,086,334		12,086,334

Loss from operations	(15,566,613)	(2,497,928)	(18,064,541)
Other income (expense):
Interest expense, net	(5,296,852)	(2,951,713)	(2,345,139)
Other income	31,703	83,850	115,553

	(5,265,149)	(3,035,563)	(2,229,586)

Loss before income taxes	(20,831,762)	537,635	(20,294,127)
Income tax benefit	(1,071,184)	(65,342)	(1,005,842)

Loss from continuing operations	$(19,760,578)	$472,293	$(19,288,285)

Loss from continuing operations per share — basic and diluted	$(1.48)	$0.04	$(1.44)

Weighted average common shares outstanding — basic and diluted	13,366,278	13,366,278	13,366,278

Pro Forma Condensed Consolidated Statements of Operations (Unaudited) — (Continued)

	For the Year Ended December 31, 2001

	Consolidated	Pro Forma	Pro Forma
	Actual	Adjustments	As Adjusted

Net sales	$59,066,789	$(36,410,217)	$22,656,572
Cost of goods sold	38,746,587	(29,422,855)	9,323,732

Gross profit	20,320,202	(6,987,362)	13,332,840
Selling, general and administrative expenses	20,913,497	(4,870,222)	16,043,275

Loss from operations	(593,295)	(2,117,140)	(2,710,435)
Other income (expense):
Interest expense, net	(4,597,395)	(2,389,964)	(2,207,431)
Other income	67,775		67,775

	(4,529,620)	(2,389,964)	(2,139,656)

Loss from continuing operations	$(5,122,915)	$272,824	$(4,850,091)

Loss from continuing operations per share — basic and diluted	$(0.38)	$0.02	$(0.36)

Weighted average common shares outstanding — basic and diluted	13,366,278	13,366,278	13,366,278

	For the Six Months Ended June 30, 2002

	Consolidated	Pro Forma	Pro Forma
	Actual	Adjustments	As Adjusted

Net sales	$25,796,115	$(16,295,598)	$9,500,517
Cost of goods sold	17,033,280	(13,329,616)	3,703,664

Gross profit	8,762,835	(2,965,982)	5,796,853
Selling, general and administrative expenses	11,244,573	(2,150,039)	9,094,534
Loss from operations	(2,481,738)	(815,943)	(3,297,681)
Other income (expense):
Interest expense, net	(1,770,674)	386,979	(1,383,695)
Other expense	(8,826)		(8,826)

	(1,779,500)	386,979	(1,392,521)

Loss from continuing operations	$(4,261,238)	$(428,964)	$(4,690,202)

Loss from continuing operations per share — basic and diluted	$(0.28)	$(0.03)	$(0.31)

Weighted average common shares outstanding — basic and diluted	15,129,630	15,129,630	15,129,630

The pro forma consolidated statements of operations give effect to the disposition of Stepic as if the transaction occurred on January 1, 1999. The results of operations of Stepic have been removed from the pro forma consolidated statements of operations. A non recurring gain of $3.1 million has not been included in the pro forma consolidated statements of operations, but will be reflected in the historical statement of operations during the period in which the transaction was consummated.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Background

      We are a specialty medical device company focused on manufacturing and/or marketing vascular products. Our oncology product lines include implantable vascular ports, tunneled catheters and stem cell transplant catheters used primarily in cancer treatment protocols. We have a complete line of acute and chronic dialysis catheters used for kidney failure patients.

      We were incorporated and began our operations in February 1990 as a distributor of medical devices and began to distribute vascular access devices in 1990. In November 1992, we entered into a collaborative effort with a leading heart valve manufacturer to design and develop a new line of vascular access ports for us. This new line of ports, the Triumph-1 line, was introduced in September 1994. We continue to market the Triumph-1 line of vascular access ports and in 2001, we transitioned the manufacturing of the port line in-house to our current manufacturing facility. Prior to that transition, since 1996, certain models in the Triumph-1 line had been manufactured for us by ACT Medical. In May 1995, we began to distribute the NeoStar Medical line of hemodialysis catheters.

      In March 1996, we began construction of a 20,000 square foot manufacturing, distribution and administrative facility in Manchester, Georgia. We began manufacturing the NeoStar Medical product line at this facility in October 1996 and expanded this facility in 1998 and in 2000 to our current configuration of approximately 60,000 square feet. In July 1997, we acquired the port business of Strato/ Infusaid. The primary product lines obtained in the Strato/ Infusaid acquisition included the LifePort and Infuse-a-Port vascular access ports and the Infuse-a-Cath line of catheters. In 1998, we made additional product acquisitions, including the Vortex port, TitanPort and OmegaPort lines acquired from Norfolk Medical. In addition, we acquired the CVS and Stepic medical device distribution businesses. Distribution of non-Horizon medical devices through Stepic during 2001 comprised approximately 57% of our revenue.

      On October 9, 2000, we consummated the acquisition of certain assets used in the manufacture and sale of medical devices by IFM, a wholly-owned subsidiary of CryoLife. This acquisition effectively completed our acquisition of the IFM product line which was acquired in September of 1998. In addition to the purchase of assets, consisting primarily of inventory and leasehold improvements, we also assumed control of IFM’s approximately 30,000 square foot manufacturing facility in St. Petersburg, Florida and the 80 employees there. The IFM business was sold to Vascutech, Inc. on March 30, 2001, and Vascutech assumed control of such facility. The consideration for the sale of the IFM business consisted of cash in the amount of $2,250,500 at closing, the assumption of approximately $5,600,000 (as of December 31, 2000) of debt under the Note issued in connection with our October 2000 acquisition from IFM and a second installment cash payment of $220,367, payable six months from the closing date. The second installment payment has not been made, and we have initiated legal action against the purchaser.

      On March 19, 2002, we announced the consummation of the Recapitalization that extinguished all of our senior debt and warrants held by Bank of America and substantially reduced our total outstanding debt.

      On September 3, 2002, we sold substantially all of the assets of Stepic to Arrow International, Inc. The total value of the transaction is approximately $12.7 million, consisting of $11.1 million in cash, $1.1 million paid into escrow and a $500,000 promissory note. In addition, we retained assets of approximately $700,000 in the transaction. The Stepic assets sold to Arrow included equipment, machinery, inventory and contract rights relating to the Stepic business.

      Approximately $7.8 million of the cash proceeds of the Stepic sale were used to pay down all amounts outstanding at closing under our revolving senior credit facility with LaSalle Business Credit, Inc. We currently intend to use the remaining proceeds for working capital purposes. Additionally, on or before November 2, 2002, our management and Executive Committee will deliver to each of ComVest and Medtronic an operating plan and budget (including our working capital needs) reflecting our business following the sale of Stepic and a proposal for the use of the proceeds from the sale of Stepic. This operating plan and budget, together with the use of proceeds, are subject to the approval of ComVest and Medtronic and must be ratified by our board of directors. If our board of directors fails to ratify the proposed use of proceeds (as agreed to by ComVest and Medtronic), then this failure shall constitute an Event of Default under the Note Purchase Agreement. In no event will the proposed use of proceeds result in the amount of our cash on hand being less than our senior debt outstanding after application of the proposed use of proceeds. In connection with this sale, we received the consent of LaSalle and the requisite noteholders under the Note Purchase Agreement.

      Arrow paid $1.1 million of the cash purchase price into escrow, which sum will be distributed either to us or to Arrow in accordance with the terms of the asset purchase agreement and escrow agreement entered into in connection with the Stepic sale. Finally, Arrow issued to us a promissory note in the principal amount of $500,000, which bears interest at an annual rate of 5% and is payable as follows:

•	$250,000, plus accrued interest thereon, is due and payable 10 days after the post-closing determination of the value of the net assets transferred (subject to possible offset of this payment and the note related to a shortfall in the value of the assets sold); and

•	the balance is due and payable six months after the closing.

Critical Accounting Policies

      Our management believes the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•	We write down our inventory for estimated obsolescence or unmarketable inventory equal to the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

•	We review customer contracts to determine if all of the requirements for revenue recognition have been met prior to recording revenues from sales transactions.

•	We estimate allowances for sales returns and rebates based on our experiences from historical customer returns and rebates. If actual future customer returns and rebates are less favorable than those projected by management, additional sales allowances may be required.

•	We review intangible assets and long-lived assets for impairment under the guidance prescribed by SFAS No. 121 if indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying values of the assets. Effective January 1, 2002, we adopted SFAS No. 142. Upon the adoption of SFAS No. 142, we recognized an impairment loss of approximately $16.1 million related to our distribution reporting unit. If economic conditions deteriorate and indicators of impairment become present, another adjustment to the carrying value of goodwill may be required. On January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets, which supercedes SFAS No. 121. We will review long-lived assets for impairment under this standard, which does not substantially change the guidance in SFAS No. 121.

Related Party Transactions

      Recent significant related party transactions are summarized below. For a more detailed discussion of our related party transactions, see “Certain Relationships and Related Transactions” and Note 11 to our consolidated financial statements contained elsewhere in this prospectus.

      During 2001, Mr. Hunt, our Chief Executive Officer, repaid the outstanding balance of $900,000 under the Loan Agreement, dated June 6, 2000, among Horizon, Marshall B. Hunt and Hunt Family Investments L.L.L.P. (the “Shareholder Bridge Loan”). Accrued interest of approximately $109,000 related to the Shareholder Bridge Loan remained outstanding as of December 31, 2001 and was recorded as contra-equity.

      In connection with the Recapitalization, Mr. Hunt and Mr. Peterson, our two majority shareholders, paid their outstanding shareholder notes and accrued interest of approximately $342,000, representing the balance as of March 15, 2002. In addition, we incurred, and have paid in their entirety, fees of approximately $484,000 and $320,000 during 2001 and the first quarter of 2002, respectively, related to consulting services provided by a director of Horizon in connection with the Recapitalization.

Results of Operations

      The following table sets forth for the periods indicated certain items contained in our consolidated statements of operations expressed as a percentage of net sales, which results include the operations of Stepic for the periods presented:

				Six Months Ended
	Years Ended December 31,
				June 30,	June 30,
	1999	2000	2001	2001	2002

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	63.7	73.8	65.6	64.3	66.0
Gross profit	36.3	26.2	34.4	35.7	34.0
Selling, general and administrative expenses	26.7	31.7	35.4	33.7	43.6
Impairment charge	—	19.1	—	—	—
Income (loss) from operations	9.6	(24.6)	(0.10)	2.0	(9.6)
Other income (expense):
Interest expense, net	(5.5)	(8.4)	(7.8)	(7.8)	(6.9)
Other income (expense)	0.1	0.0	0.1	0.2	0.0
Income (loss) before income taxes and extraordinary items	4.2	(33.0)	(8.7)	(5.6)	(16.5)
Income tax provision (benefit)	2.0	(1.7)	—	—	—
Extraordinary gain (loss) on early extinguishments of debt, net	—	—	—	—	(25.7)
Effect of a change in accounting principle pursuant to adoption of SFAS 142	—	—	—	—	(62.4)
Net income (loss)	2.2%	(31.3)%	(8.7)%	(5.6)%	(104.7)%

Results of Operations

      Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001

      Net Sales. Net sales decreased 7.9% to $13.9 million for the second quarter of 2002 from $15.1 million for the second quarter of 2001. This decrease is attributable to a decline in distribution sales in the second quarter of 2002, due to the loss of one of Stepic’s manufacturing product lines (Pall) at the end of 2001 which represents an approximate $1.4 million revenue loss in second quarter of 2002 from second quarter 2001. The allocation of net sales on a segment basis for the three months ended June 30, 2002 resulted in net sales of $6.2 million from the manufacturing segment and $8.2 million from the distribution segment, before intersegment eliminations. The allocation of net sales on a segment basis for the three months ended June 30, 2001 resulted in net sales of $6.3 million from the manufacturing segment and $9.2 million from the distribution segment, before intersegment eliminations.

      Gross Profit. Gross profit decreased 5.7% to $5 million for the second quarter of 2002 from $5.3 million for the second quarter of 2001. Gross margin percentage increased to 36.0% in the second quarter of 2002 from 35.2% in the second quarter of 2001. The decrease in gross profit dollars is the result of decreased sales, and the increase in gross margin percentage is the result of a favorable change in product mix. The allocation of gross profit between segments for the three months ended June 30, 2002 resulted in gross profit of $3.5 million from the manufacturing segment and $1.5 million from the distribution segment, before intersegment eliminations. The allocation of gross profit between segments for the three months ended June 30, 2001 resulted in gross profit of $3.5 million from the manufacturing segment and $1.8 million from the distribution segment, before intersegment eliminations.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses (“SG&A”) decreased approximately $943,000 or 17.2% to approximately $4.5 million for the second quarter of 2002 compared with $5.5 million for the second quarter of 2001. This decrease is attributable to lower turnaround expenses, including consulting fees, PR campaign fees and severances, as well as lower salaries, travel and amortization expenses in the second quarter of 2002. Partially offsetting the decrease were ongoing recapitalization expenses of approximately $212,000 incurred in the second quarter of 2002. Exclusive of the recapitalization expenses, SG&A would have decreased approximately $1.2 million in the second quarter of 2002 over the second quarter of 2001. As a result of decreased SG&A expenses, SG&A as a percentage of net sales decreased to 32.7% for the second quarter of 2002 from 36.3% for the second quarter of 2001.

      Interest Expense. Net interest expense decreased to approximately $746,000 in the second quarter of 2002 compared to approximately $1.2 million in the second quarter of 2001. The decrease in 2002 is due to lower debt outstanding during and lower interest rates during the second quarter of 2002 compared to the second quarter of 2001, both as a result of the Recapitalization in March 2002.

      Income Taxes. Our projected taxable income from continuing operations and extinguishment of the BofA Credit Facility is expected to be fully offset by a net operating loss carryforward upon which a valuation allowance had previously been established in 2001. This valuation allowance is now being released to the extent of the projected taxable income in 2002. A valuation allowance remains in effect on the remaining deferred tax assets because, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

      Net Sales. Net sales decreased 18.1% to $25.8 million for the six months ended June 30, 2002 from $31.5 million for the six months ended June 30, 2001. This decrease is primarily attributable to the fact that sales of the IFM product line (of approximately $1.8 million in the first six months of 2001) are not included in 2002 net sales of the manufacturing segment as the product line was sold on March 30, 2001, and a decline in distribution sales in the six months ended June 30, 2002, due to the loss of Pall at the end of 2001 which represents an approximate $2.5 million revenue loss in the six months ended 2002 from 2001. The allocation of net sales on a segment basis for the six months ended June 30, 2002 resulted in net sales of $10.6 million from the manufacturing segment and $16.3 million from the distribution segment, before intersegment eliminations. The allocation of net sales on a segment basis for the six months ended June 30, 2001 resulted in net sales of $13.6 million from the manufacturing segment and $18.8 million from the distribution segment, before intersegment eliminations.

      Gross Profit. Gross profit decreased 22% to $8.8 million for the six months ended June 30, 2002 from $11.2 million for the six months ended June 30, 2001. Gross margin percentage decreased to 34.0% in 2002 from 35.7% in 2001. The decrease in gross profit dollars is the result of decreased sales, and the decrease in gross margin percentage is the result of distribution sales, which generate a lower gross margin percentage, comprising a larger percentage of total sales in the six month period ended June 30, 2002 compared to the six month period ended June 30, 2001. The allocation of gross profit between segments for the six months ended June 30, 2002 resulted in gross profit of $5.8 million from the manufacturing segment and $3 million from the distribution segment, before intersegment eliminations. The allocation of gross profit between segments for the six months ended June 30, 2001 resulted in gross profit of $7.4 million from the manufacturing segment and $3.6 million from the distribution segment, before intersegment eliminations.

      Selling, General and Administrative Expenses. SG&A increased approximately $637,000 or 6% to approximately $11.2 million for the six months ended June 30, 2002 compared with $10.6 million for the six months ended June 30, 2001. This increase is fully attributable to recapitalization expenses of approximately $2.8 million incurred as a result of our recapitalization transaction in March 2002. Exclusive of the recapitalization expenses, SG&A decreased approximately $2.2 million in 2002 from 2001. This decrease is a result of lower turnaround expenses, including consulting fees, PR campaign fees and severances, as well as lower salaries, travel and amortization expenses in 2002. SG&A expenses increased as a percentage of net sales to 43.6% for the six months ended June 30, 2002 from 33.7% for the six months ended June 30, 2001. This increase is due to decreased sales as well as the recapitalization expenses in 2002 from 2001.

      Interest Expense. Net interest expense decreased to approximately $1.8 million in the six months ended June 30, 2002 compared to approximately $2.5 million in the six months ended June 30, 2001. The decrease in 2002 is due to lower debt outstanding during 2002, as well as lower interest rates, both as a result of the Recapitalization in March 2002.

      Income Taxes. Our projected taxable income from continuing operations and extinguishment of the BofA Credit Facility is expected to be fully offset by a net operating loss carryforward upon which a valuation allowance had previously been established in 2001. This valuation allowance is now being released to the extent of the projected taxable income in 2002. A valuation allowance remains in effect on the remaining deferred tax assets because, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

      Extraordinary Loss. We recorded an extraordinary loss of approximately $6.6 million on the extinguishment of our BofA debt as a result of the recapitalization transaction during the first quarter of 2002.

      Goodwill Impairment Loss. Upon the adoption of SFAS No. 142 on January 1, 2002, we recognized an impairment loss of approximately $16.1 million related to our distribution reporting unit. We have identified two reporting units, the aforementioned manufacturing unit and the distribution unit. These reporting units are consistent with our previously identified reportable segments under SFAS 131. In applying the transitional impairment model prescribed by SFAS 142, we used a discounted cash flow model to determine the fair value of the net assets of each of our reporting units. Significant assumptions utilized in the model were revenue growth rates, gross margin percentages, depreciation and amortization, capital expenditures, working capital requirements, and the appropriate discount rate. The fair value of our distribution reporting unit’s net assets were less than the carrying value of those net assets; thus, we proceeded to step 2 of the SFAS 142 impairment model, whereby we allocated that fair value to the reporting unit’s tangible and intangible net assets. We utilized various methods to determine the fair value of the distribution unit’s identifiable intangible assets, including discounted cash flows, royalty savings method, and the cost approach. Significant assumptions used in valuing these intangible assets included price premiums, expected effective tax rates, the discount rate, remaining useful lives of intangible assets, royalty rates, and residual values. A comparison of the implied fair value of goodwill, calculated from the allocation of fair value described above, to the carrying net book value of goodwill at January 1, 2002 yielded the impairment charge described above. We applied the same methodology to our manufacturing unit and concluded that the goodwill associated with that reporting unit was not impaired.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

      Net Sales. Net sales decreased 6.7% to $59.1 million in 2001 from $63.3 million in 2000. The decrease in manufacturing sales resulted from the sale of the IFM product line as well as the discontinuance of the Possis Perma-Seal graft product line early in the first quarter of 2001. The decrease was partially offset by an increase in port sales and lower distributor rebates in 2001 compared to 2000.

The decrease in distribution sales resulted from continuous changes at the manufacturer level in both technology and market place conditions. The distribution segment also experienced price erosion as a result of certain group purchasing organization agreements entered into by our manufacturers. The 2001 net sales on a segment basis resulted in net sales of $24.7 million from the manufacturing segment and $36.4 million from the distribution segment before intersegment eliminations. The 2000 net sales on a segment basis resulted in net sales of $25.7 million from the manufacturing segment and $41.5 million from the distribution segment before intersegment eliminations.

      Gross Profit. Gross profit increased 22.3% to $20.3 million in 2001, from $16.6 million in 2000. Gross margin increased to 34.4% in 2001, from 26.2% in 2000. The increase was primarily attributable to the 2000 year-end inventory and other adjustments of approximately $5.2 million that were made in connection with management’s decisions in the fourth quarter of 2000 to deal with changing business conditions. In addition, the manufacturing segment experienced improved gross margins due to higher average selling prices in 2001 and lower distributor rebates and also, distribution sales comprised a lower percentage of total sales in 2001 compared to 2000, thereby increasing overall gross margins. The 2001 gross profit on a segment basis resulted in gross profit of $13.6 million or 55.1% from the manufacturing segment and $7.0 million or 19.2% from the distribution segment before intersegment eliminations. The 2000 gross profit on a segment basis resulted in gross profit of $8.3 million or 32.1% from the manufacturing segment and $8.6 million or 20.6% from the distribution segment before intersegment eliminations.

      Selling, General and Administrative Expenses. SG&A increased approximately $820,000 or 4.1% in 2001 as compared to 2000. The increase in SG&A was primarily the result of the restructuring charges in 2001 which consisted of new product launch costs, turnaround and other consulting fees, severances, PR campaign fees and bad debt expense recorded on the amounts outstanding from Vascutech. The increase in SG&A was partially offset by reduced expenses, including salaries, travel, legal and amortization expense. SG&A expenses increased as a percentage of net sales to 35.4% in 2001 from 31.7% in 2000 due to increased expenses and decreased sales.

      Impairment Charge. During the fourth quarter of 2000, we recorded a $12.1 million impairment charge related to the intangible assets of our IFM product line. This charge writes the IFM long-lived assets down to the fair value of management’s expected cash flows.

      Interest Expense. Interest expense, net of interest income, decreased approximately $700,000 or 13.2% from $5.3 million in 2000 to $4.6 million in 2001. The decrease is due to a decrease in interest rates as well as lower debt outstanding during 2001 of approximately $41.9 million at the end of 2001 versus approximately $52 million outstanding at the end of 2000. The reduction in debt was the result of proceeds generated from the sale of the IFM business, payments under the Forbearance Agreement with Bank of America as well as payments under the Working Capital Loan pursuant to the sweep arrangement with Bank of America.

      Income Taxes. During the year ended December 31, 2001, we generated an income tax benefit of approximately $2 million which was reduced fully by a valuation allowance established on our deferred tax assets generated by the income tax benefit. During the year ended December 31, 2000, we recorded an income tax benefit of approximately $1.1 million. The income tax benefit for both years consists of the federal and state benefits, adjusted for certain nondeductible items, reduced by a valuation allowance on our deferred tax assets. The valuation allowance is deemed necessary due to uncertainties indicated by our taxable loss in both 2001 and 2000 and forecasted taxable loss for 2002. The resulting $1.1 million benefit in 2000 represents the refunds available from net operating loss carrybacks offset by the valuation allowance on deferred items arising in previous years.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

      Net Sales. Net sales decreased 16.0% to $63.3 million in 2000 from $75.4 million in 1999. The decrease in manufacturing sales resulted from decreased volume partially offset by increased average selling prices. The decrease was the result of several factors including: non-recurring sales in 1999 resulting from initial stocking orders to two of our new distributors; lower sales of Perma-Seal graft (Possis) in 2000 due to the product’s performance; a decline in volume in our chronic hemodialysis catheter product line as a result of its dated technology as compared to the market; a reduction in international sales due to pricing constraints; and higher rebates granted to customers in 2000 versus 1999. The decrease in distribution sales was the result of changes at the manufacturer level in both technology and market place conditions. The distribution segment also experienced price erosion as a result of certain group purchasing organization agreements entered into by product manufacturers. The 2000 net sales on a segment basis resulted in net sales of $25.7 million from the manufacturing segment and $41.5 million from the distribution segment before intersegment eliminations. The 1999 net sales on a segment basis resulted in net sales of $32.7 million from the manufacturing segment and $45.9 million from the distribution segment before intersegment eliminations.

      Gross Profit. Gross profit decreased 39.3% to $16.6 million in 2000, from $27.4 million in 1999. Gross margin decreased to 26.2% in 2000, from 36.3% in 1999. The decrease in gross profit is primarily the result of the fourth quarter inventory and other adjustments of approximately $5.2 million recorded as a result of decisions made in the fourth quarter to deal with changing business conditions. We reduced certain of our product offerings, abandoned plans to rework product that does not meet specification and wrote off our inventory valuation for the Possis graft line. The decrease is also due to higher rebates granted to our distributors in 2000 versus 1999. In addition, distribution sales comprised a higher percentage of total sales in 2000 compared to 1999, which generates a much lower profit margin than manufacturing sales. The 2000 gross profit on a segment basis is gross profit of $8.3 million or 32.1% from the manufacturing segment and $8.6 million or 20.6% from the distribution segment before intersegment eliminations. The 1999 gross profit on a segment basis resulted in gross profit of $17.6 million or 53.8% from the manufacturing segment and $9.9 million or 21.6% from the distribution segment before intersegment eliminations.

      Selling, General and Administrative Expenses. SG&A decreased approximately $53,000 or less than 1% in 2000 as compared to 1999. SG&A expenses increased as a percentage of net sales to 31.7% in 2000 from 26.7% in 1999 primarily due to decreased sales.

      Impairment Charge. During the fourth quarter of 2000, we recorded a $12.1 million impairment charge related to the intangible assets of our IFM product line. This charge writes the IFM long-lived assets down to the fair value of management’s expected cash flows.

      Interest Expense. Interest expense, net of interest income, increased approximately $1.2 million or 27.9% from $4.1 million in 1999 to $5.3 million in 2000. The increase is due to an increase in interest rates as well as higher debt outstanding during 2000 of approximately $52 million versus approximately $51 million outstanding during 1999.

      Income Taxes. During the year ended December 31, 2000, we recorded an income tax benefit of approximately $1.1 million versus income tax expense of approximately $1.5 million in 1999. The 2000 income tax benefit consists of the federal and state benefits, adjusted for certain nondeductible items, of approximately $8.7 million related to the $20.8 million pretax loss, reduced by a valuation allowance on our deferred tax assets of approximately $7.6 million. The valuation allowance is deemed necessary due to uncertainties indicated by our taxable loss in 2000 and forecasted taxable loss for 2001. The resulting $1.1 million benefit represents the refunds available from net operating loss carrybacks offset by the valuation allowance on deferred items arising in previous years. The 1999 income tax expense represents the federal and state taxes on pretax income of approximately $3.2 million, adjusted for certain nondeductible items.

Quarterly Results

      The following tables set forth quarterly statement of operations data for the past eight fiscal quarters. This quarterly information is unaudited but has been prepared on a basis consistent with our audited financial statements presented elsewhere herein and, in our opinion, includes all adjustments consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,
	2000	2000	2001	2001

	(In thousands, except per share amounts)
Net sales	$16,115	$13,756	$16,420	$15,070
Cost of goods sold	10,576	13,825	10,491	9,768
Gross profit	5,539	(69)	5,929	5,302
Selling, general and administrative expenses	5,023	5,679	5,133	5,474
Impairment charge	—	12,086	—	—
Income (loss) from operations	516	(17,834)	796	(172)
Interest expense, net	(1,464)	(1,332)	(1,259)	(1,189)
Other income (expense)	(56)	14	29	20
Income (loss) before income taxes and extraordinary items	(1,004)	(19,152)	(434)	(1,341)
Income tax provision (benefit)	(303)	(626)	—	—
Extraordinary (loss) on early extinguishments of debt, net	—	—	—	—
Effect of change in accounting principle pursuant to adoption of SFAS 142	—	—	—	—
Net income (loss)	$(701)	$(18,526)	$(434)	$(1,341)

Net income (loss) per share — basic and diluted	$(0.05)	$(1.39)	$(0.03)	$(0.10)

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,
	2001	2001	2002	2002

	(In thousands, except per share amounts)
Net sales	$13,972	$13,605	$11,919	$13,877
Cost of goods sold	9,657	8,831	8,156	8,878
Gross profit	4,315	4,774	3,764	4,999
Selling, general and administrative expenses	5,065	5,241	6,713	4,531
Impairment charge	—	—	—	—
Income (loss) from operations	(750)	(467)	(2,950)	468
Interest expense, net	(1,099)	(1,050)	(1,024)	(746)
Other income (expense)	19	(1)	(3)	(5)
Income (loss) before income taxes and extraordinary items	(1,830)	(1,518)	(3,977)	(284)
Income tax provision (benefit)	—	—	—	—
Extraordinary (loss) on early extinguishments of debt, net	—	—	(6,641)	—
Effect of change in accounting principle pursuant to adoption of SFAS 142	—	—	(16,102)	—
Net income (loss)	$(1,830)	$(1,518)	$(26,720)	$(284)

Net income (loss) per share — basic and diluted	$(0.14)	$(0.11)	$(1.92)	$(0.02)

Liquidity and Capital Resources

      Net cash (used in) provided by operating activities was $(2.9 million) for the six months ended June 30, 2002 compared with approximately $2.3 million for the six months ended June 30, 2001. The increase in cash used in operations during 2002 compared to 2001 was primarily attributable to the Recapitalization expenses paid in 2002, as well as the increased loss from operations in 2002 from 2001 (see above description in “Results of Operations”).

      Net cash provided by investing activities was approximately $259,000 for the six months ended June 30, 2002 compared to $2.4 million for the six months ended June 30, 2001. Cash provided by investing activities in 2002 consisted of cash proceeds from the CEO and President for payment of their shareholder notes outstanding. Cash provided by investing activities in 2001 consisted of cash proceeds from the sale of IFM of approximately $2.3 million and the payment of $300,000 from our CEO for the Shareholder Bridge Loan. Cash used in investing activities in both 2002 and 2001 included capital expenditures for our facilities.

      Net cash provided by (used in) financing activities was approximately $115,000 for the six months ended June 30, 2002 compared to approximately ($2.6 million) for the six months ended June 30, 2001. Financing activities in 2002 substantially consisted of debt issuance costs paid as part of the Recapitalization of approximately $1.5 million as well as net proceeds from the issuance of long-term debt and payment of debt on our BofA Credit Facility, both pursuant to the Recapitalization. In addition, 2002 financing activities included borrowings from and repayments of its Revolving Loan under its LaSalle Credit Facility. In 2001, financing activities primarily consisted of borrowings from and repayments of our working capital loan under our BofA Credit Facility, as well as a principal payment of our BofA Credit Facility of approximately $2.3 million from the proceeds of the sale of IFM.

      We incurred a loss of approximately $5 million in 2001, and as discussed in Note 6 of the consolidated financial statements included herein, we were in violation of the Forbearance Agreement with Bank of America as of December 31, 2001 and continuing into 2002. As more fully described below, we have completed a recapitalization transaction that extinguished all of our outstanding debt and warrants held by Bank of America, entered into new financing facilities with new lenders and substantially reduced our total outstanding debt. Our senior loan agreement contains certain requirements which are either determined at the discretion of the lender or involve meeting financial covenants. While there can be no assurance, it is our expectation to comply with these requirements and to have the financing facilities available for our working capital needs throughout 2002. If we are unable to comply with the requirements of the new financing facilities during 2002, we may not be able to borrow additional funds, and all amounts under the senior loan agreement may become immediately due.

      On March 19, 2002, we announced that we had completed an arrangement with ComVest, LaSalle, and Medtronic to recapitalize Horizon by extinguishing all of our senior debt and warrants held by Bank of America and substantially reducing our total outstanding debt. Pursuant to the Recapitalization, we issued Convertible Notes in the amount of $15 million to ComVest, Medtronic and other investors, assumed a $2 million Junior Note payable to Bank of America, and entered into the LaSalle Credit Facility for up to $22 million, of which approximately $8.5 million was outstanding as of June 30, 2002.

      A summary of the details of the Recapitalization affecting our liquidity is as follows:

      On February 22, 2002, ComVest and Bank of America entered into an assignment agreement under which ComVest agreed to acquire all of Bank of America’s interest in the outstanding $50 million BofA Credit Facility. The purchase price for the assignment was $22 million in cash, plus the $2 million Junior Note. We subsequently assumed the Junior Note pursuant to the Recapitalization, and ComVest has been released from obligations under the Junior Note. Upon the closing of the assignment on March 15, 2002, ComVest acquired all of Bank of America’s interest in the BofA Note, the warrants issued to Bank of America pursuant to the BofA Credit Facility were surrendered and cancelled, and the Forbearance Agreement was terminated. The warrants, which had previously been recorded in additional paid-in-capital at their estimated fair value at issuance of $260,000, were extinguished at their estimated fair value on the date of extinguishment of $345,000. As a result, $345,000 was included as a component of the extraordinary loss on early extinguishment of debt.

      On March 1, 2002, we entered into the Note Purchase Agreement with ComVest and certain Additional Note Purchasers. Under the Note Purchase Agreement, we agreed to issue $15 million of Convertible Notes. Interest on the Convertible Notes is payable quarterly beginning in June 2002 and accrues at a rate of 6% per year for the first six months and 8% per year thereafter until the notes are paid in full and mature on March 16, 2004. We issued the Convertible Notes as follows: $4.4 million to ComVest, $4 million to Medtronic and $6.6 million to the Additional Note Purchasers.

      On March 15, 2002, we and ComVest, as the holder of the outstanding BofA Note, agreed to reduce the outstanding principal amount of the BofA Note from $40.3 million to $22 million. As a result, we have recorded a net extraordinary loss on the early extinguishment of debt of approximately $6.6 million, during the first quarter of 2002. This extraordinary loss was calculated by subtracting the fair value of the new debt of $42.6 million, which included the amount outstanding under the LaSalle Credit Facility ($7.3 million), the Convertible Notes ($33.3 million), and the BofA Junior Note ($2.0 million), from the amount outstanding under the BofA debt of $40.3 million. Also included in the extraordinary loss were various costs paid to ComVest/ Commonwealth and LaSalle, as the lenders, to effect the recapitalization transaction of $4.3 million. Included as components of the additional $4.3 million of transaction expenses were the following: $570,000 in closing costs and due diligence fees paid to LaSalle; a warrant to purchase our common stock issued to LaSalle valued at approximately $695,000; approximately 2.7 million shares issued to ComVest valued at approximately $2.3 million; deferred loan costs from the original BofA debt of approximately $128,000, and $1.15 million paid to Commonwealth in closing costs and due diligence fees. Also included in the additional expenses, but offsetting these amounts are approximately $130,000 in fees and accrued interest forgiven by BofA and the fair value of the BofA warrant of $345,000 which was acquired and cancelled by ComVest.

      We also incurred numerous other costs that were either expensed as incurred or capitalized as debt issuance costs. Included in SG&A for the six-month period ended June 30, 2002 are approximately $2.8 million of expenses related to the recapitalization transaction. The primary components of those expenses are $2.4 million in stock compensation and bonuses to two of our executive officers, $168,000 in consulting fees, and $227,000 in legal and other fees. We capitalized approximately $1.5 million as debt issuance costs, consisting primarily of $906,000 in legal fees, $322,000 of consulting fees, and $222,000 of other miscellaneous fees paid for services rendered in connection with the recapitalization.

      In exchange for funding a portion of the $22 million cash purchase price paid to BofA, ComVest assigned $4 million in principal amount of the BofA Note to Medtronic and $6.6 million in principal amount of the BofA Note to the Additional Note Purchasers while retaining $11.4 million in principal amount of the BofA Note itself. After such assignments, we issued the Convertible Notes under the Note Purchase Agreement in the aggregate principal amount of $15 million in exchange for the surrender of $15 million in principal amount of the BofA Note held by ComVest, Medtronic and the Additional Note Purchasers. The remaining $7 million in principal amount of the BofA Note was repaid with the proceeds of the Bridge Loan.

      The fair value of the Convertible Notes, which was used in the determination of the extraordinary loss on early extinguishment of debt was $33.3 million. As this value represents a substantial premium to the face value of the debt, we recorded the debt at its face value of $15 million, and recorded the premium of $18.3 million as an increase to additional paid-in-capital. We determined the fair value of the convertible notes by considering their two components, the non-convertible debt of $14,730,000 and the convertible debt of $270,000. The non-convertible debt component’s carrying value of $14,730,000 represents its fair value because, when considered with the convertible component, its terms yield a market rate of return. The convertible component’s fair value was determined by multiplying the fair value of our stock by the number of shares into which this component is convertible. Thus, 27 million shares multiplied by $0.68940 per share equals $18,613,685. The sum of the non-convertible component’s fair value of $14,730,000 and the convertible component’s fair value of $18,613,685 equals the total debt instrument’s fair value of $33,343,685.

      We determined the fair value of our stock in a multiple-step process. First, we computed our assumed fair value of $13,762,977 at the date of the transaction by multiplying outstanding shares of 16,311,676 by the then current market price per share of $0.84375, which resulted in a fair value of Horizon prior to any conversion of the convertible portion of the notes. We then added to this computed fair value $16,095,909, which represents the difference between the old Bank of America debt of $40,320,909 and the face value of the new debt of $24,225,000. This $16,095,909 difference was credited to additional paid-in-capital. Thus, the new fair value of Horizon, prior to any conversion, is $29,858,886. We then assumed full conversion of the convertible portion of the notes, which resulted in an additional 27,000,000 shares becoming outstanding. After conversion, Horizon would have 43,311,676 shares outstanding, which when divided into the new fair value of $29,858,886, yields a new per share market value of $0.68940.

      On March 18, 2002, we entered into the LaSalle Credit Facility pursuant to the Loan Agreement. Under the Loan Agreement, the Lender has provided a $20 million Revolving Loan and a $2 million Term Loan. We used the proceeds of the Recapitalization to repay the Bridge Loan and expenses related to the Recapitalization and will use the remaining proceeds for working capital and general corporate purposes. Both loan facilities will bear interest at the LaSalle Bank Prime Rate plus 2%, subject to an additional 2% that would be added to the interest rate upon the occurrence of an Event of Default (as discussed below). As collateral, we granted a security interest in all of our present and future assets, whether now or hereafter owned, existing, acquired or arising and wherever now or hereafter located. The Loan Agreement contains affirmative and negative covenants as well as financial maintenance covenants (See Note 4 to our interim condensed consolidated financial statements included in this prospectus).

      The Loan Agreement also specifies certain Events of Default, including, but not limited to, failure to pay obligations when due, failure to direct its account debtors to make payments to an established lockbox, failure to make timely financial reports to the Lender, the breach by Horizon or any guarantor of any obligations with any other Person (as defined in the Loan Agreement) if such breach might have a material adverse effect on Horizon or such guarantor, breach of representations, warranties or covenants, loss of collateral in excess of $50,000, bankruptcy, appointment of a receiver, judgments in excess of $25,000, any attempt to levy fees or attach the collateral, defaults or revocations of any guarantees, institution of criminal proceedings against Horizon or any guarantor, occurrence of a change in control, the occurrence of a Material Adverse Change or a default or an event of default under certain subordinated debt documents. Upon the occurrence of any Event of Default, the Lender may accelerate our obligations under the Loan Agreement.

      Horizon must repay the Revolving Loan on or before March 17, 2005, the Termination Date, unless the Loan Agreement is renewed and the repayment period is extended through a new Termination Date. We must repay the Term Loan in 36 equal monthly installments of $55,556. The Loan Agreement will automatically renew for one-year terms unless the Lender demands repayment prior to the Termination Date as a result of an Event of Default, we give 90-days notice of our intent to terminate and pay all amounts due in full, or the Lender elects to terminate on or after February 1, 2004 as a result of a Termination Event. A Termination Event is defined as the failure of Medtronic, ComVest or any Additional Note Purchaser to extend the maturity date of the Convertible Notes at least thirty days past the date of the original term or any applicable renewal term.

      Pursuant to the LaSalle Credit Facility, we also issued to LaSalle and SFB warrants to purchase up to an aggregate of 748,619 shares of common stock at an exercise price of $.01 per share. We recorded the estimated fair value of the warrant as of March 18, 2002 of approximately $695,000, determined using the Black-Scholes model (using weighted average assumptions as follows: dividend yield of 0%, expected life of 3 years, expected volatility of 112.2% and a risk free interest rate of 2.43%) as a reduction of the gain on early extinguishment of debt.

      The Junior Note in the amount of $2 million bears interest at a rate of 6% per annum, payable monthly beginning April 2002, and matures on March 15, 2007. Beginning on May 1, 2003, a principal payment on the Junior Note of $22,500 is payable on the first day of each month until maturity of the Junior Note.

      On September 3, 2002, we sold substantially all of the assets of Stepic to Arrow International, Inc. The total value of the transaction is approximately $12.7 million, consisting of $11.1 million in cash, $1.1 million paid into escrow and a $500,000 promissory note. In addition, we retained assets of approximately $700,000 in the transaction.

      Approximately $7.8 million of the cash proceeds of the Stepic sale were used to pay down all amounts outstanding at closing under our revolving senior credit facility with LaSalle Business Credit, Inc. We currently intend to use the remaining proceeds for working capital purposes. Additionally, on or before November 2, 2002, our management and Executive Committee will deliver to each of ComVest and Medtronic an operating plan and budget (including our working capital needs) reflecting our business following the sale of Stepic and a proposal for the use of the proceeds from the sale of Stepic. This operating plan and budget, together with the use of proceeds, are subject to the approval of ComVest and Medtronic and must be ratified by our board of directors. If our board of directors fails to ratify the proposed use of proceeds (as agreed to by ComVest and Medtronic), then this failure shall constitute an Event of Default under the Note Purchase Agreement. In no event will the proposed use of proceeds result in the amount of our cash on hand being less than our senior debt outstanding after application of the proposed use of proceeds. In connection with this sale, we received the consent of LaSalle and the requisite noteholders under the Note Purchase Agreement.

      Arrow paid $1.1 million of the cash purchase price into escrow, which sum will be distributed either to us or to Arrow in accordance with the terms of the asset purchase agreement and escrow agreement entered into in connection with the Stepic sale. Finally, Arrow issued to us a promissory note in the principal amount of $500,000, which bears interest at an annual rate of 5% and is payable as follows:

•	$250,000, plus accrued interest thereon, is due and payable 10 days after the post-closing determination of the value of the net assets transferred (subject to possible offset of this payment and the note related to a shortfall in the value of the assets sold); and

•	the balance is due and payable six months after the closing.

      As of the date hereof, we have complied with all of the requirements of the Loan Agreement and currently believe that we have the financial resources available to meet our working capital needs through fiscal year 2002.

      As a result of the Recapitalization, the BofA Credit Facility, the Forbearance Agreement with Bank of America, and all subsequent amendments were terminated. However, because those agreements were significant to the capitalization and liquidity of Horizon in 2001, the terms of those agreements are briefly summarized as follows:

      On March 30, 2001, we entered into a Forbearance Agreement and a First Amendment to the Forbearance Agreement wherein Bank of America agreed to forbear from exercising its rights and remedies under the BofA Credit Facility due to certain defaults. We were in default at that time for violating certain restrictive covenants and for failing to make principal payments when due. All of the defaults were forborne as provided for in the Forbearance Agreement, and revised restrictive covenants were set. By September 30, 2001, we were in default under the Forbearance Agreement for failing to comply with some of the revised covenants, including minimum net worth, debt service coverage, leverage and minimum EBITDA.

      On October 15, 2001, we entered into the Second Amendment to the Forbearance Agreement. The Second Amendment amended the Forbearance Agreement as follows: (i) changed the termination date of the Forbearance Agreement from March 31, 2002 to January 15, 2002 (the period from March 30, 2001 through January 15, 2002 being defined as the “Forbearance Period”); (ii) required us to maintain a general operating account with Bank of America and restricted the use of funds in an calendar month to payments equal to or less than a monthly budget submitted to Bank of America; (iii) required us to pay any accrued or unpaid interest (but not principal) on the B of A Note on the first day of each month and allow interest to continue to accrue at the Bank of America Prime Rate plus two and one-half percent (2.5%) per annum; and (iv) required us to furnish Bank of America with certain financial reports.

      The Second Amendment also amended the “Termination Events” as defined in the Forbearance Agreement to include the following: (i) we fail to execute and deliver or to cause our CEO, Marshall B. Hunt, and Hunt LLLP to execute and deliver within 10 days from the effective date of the Second Amendment a pledge to Bank of America of all the stock owned by Hunt and documentation to amend the current Pledge Agreement between Hunt, Hunt LLLP and Horizon. The pledge documents were held in escrow and would be released only in the event that Hunt interfered with the daily operations of Horizon determinable at the Bank of America’s discretion at any point prior to January 1, 2005; (ii) we fail to engage and hire within five days from the effective date of the Second Amendment competent crisis and turn around management and a new Chief Executive Officer who shall report directly to the independent members of our Board of Directors; (iii) we fail to provide Bank of America within five days from the effective date of the Second Amendment a copy of resolutions confirming Hunt’s resignation as an officer and director of Horizon and that no further salary or bonuses shall be paid to Hunt; (iv) we fail to make efforts to refinance the amounts outstanding under the BofA Credit Facility and fails to provide weekly status reports; (v) on or before December 15, 2001, we fail to provide Bank of America evidence that we have engaged an investment banking firm to begin marketing the sale of the assets of Horizon if the amounts outstanding under the BofA Credit Facility are not paid off by the Termination Date; or (vi) we fail to execute and deliver to Bank of America within 24 hours of Bank of America’s request a consent order consenting to the appointment of a receiver in the event of a Termination Event.

      In addition, the Second Amendment reduced the Working Capital Sublimit to $5,000,000 and limited the Working Capital Loan to the smaller of the Working Capital Sublimit or an amount equal to the Borrowing Base, as defined in the BofA Credit Facility. The Second Amendment also amended several of the financial covenants previously contained in the Forbearance Agreement.

      The Forbearance Agreement provided for the payment of Excess Cash Flow, as defined in the BofA Credit Facility, on the ninetieth day following the last day of each fiscal year. There was no Excess Cash Flow payment required for fiscal year 2001. In addition, the Forbearance Agreement required an additional principal payment in the amount of the greater of $150,000 or the gross proceeds payable to Horizon in connection with our sale of the IFM product line (see Note 14 to our audited consolidated financial statements contained herein).

      The Forbearance Agreement further required payments of $300,000 each on the BofA Bridge Loan on May 31, 2001, August 31, 2001, and November 30, 2001. All of the installments under the BofA Bridge Loan were paid. The Forbearance Agreement also provided for a forbearance and restructuring fee of $10,000 plus related expenses and interest at the rate then in effect plus 6% upon a Termination Event, as defined in the Forbearance Agreement.

      In connection with the Forbearance Agreement, we issued a warrant to Bank of America to acquire 435,157 shares of our common stock for $.05 per share. The warrant was exercisable by Bank of America during a three-year period without regard to the status of the BofA Credit Facility or the BofA Bridge Loan. We recorded the estimated fair value of the warrant as of December 31, 2001 of $260,000, determined using the Black-Scholes Model (using weighted average assumptions as follows: dividend yield of 0%, expected life of five years, expected volatility of 107.6% and a risk free interest rate of 4.44%) as a deferred cost and amortized the deferred cost over the Forbearance Period. As with the BofA Credit Facility and other related agreements, the warrant was cancelled pursuant to the Recapitalization.

      The Forbearance Agreement also required us to hire on or before June 30, 2001 a new chief operating officer, restricted the repayment of principal debt to junior lien holders, and to either i) sell the assets of IFM or ii) obtain an agreement from the seller of the IFM product line to defer all payments under the related promissory note (see below) through the Termination Date (see Note 7 to our interim condensed consolidated financial statements included herein regarding the sale of the IFM product line). We hired a Chief Operating Officer in April 2001 who was terminated in June 2001, and we did not hire a replacement. We sold the assets of the IFM product line as of March 30, 2001 (see Note 7 to our unaudited interim condensed consolidated financial statements included herein).

      On December 15, 2001, we entered into a Third Amendment to the Forbearance Agreement under which Bank of America consented to the increase in payments of $8,000 per month to certain former shareholders of Stepic.

      In January 2002, we entered into a Fourth Amendment to the Forbearance Agreement with Bank of America, pursuant to which Bank of America agreed to extend the Forbearance Period until March 15, 2002 (the “Expiration Date”) in order for us to consider our strategic alternatives. On March 15, 2002, the BofA Credit Facility was assigned from BofA to ComVest. On March 16, 2002, we issued the Convertible Notes in an aggregate amount of $15 million to ComVest, Medtronic and the Additional Note Purchasers. On March 18, 2002, we entered into the LaSalle Credit Facility.

Recently Issued Accounting Standards

      We have has adopted Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. SFAS No. 141 supercedes Accounting Principles Board Opinion (“APB”) No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). The adoption of SFAS No. 141 did not have a material impact on the interim condensed consolidated financial statements.

      Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 supersedes APB No. 17, and requires that: 1) goodwill and indefinite lived intangible assets will no longer be amortized; 2) goodwill will be tested for impairment at least annually at the reporting unit level; 3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually; and 4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. Upon the adoption of SFAS No. 142, we recognized an impairment loss of approximately $16.1 million related to our distribution reporting unit. In addition, we ceased amortization of our goodwill (See Note 10 to the interim condensed consolidated financial statements contained herein for further information and required disclosures).

      Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as well as certain other accounting standards, establishes a single accounting model, based on framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, including segments of a business accounted for as discontinued operations. The impact of adopting SFAS No. 144 was not material to our interim condensed consolidated financial statements.

      In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS No. 145”). SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30 (“Opinion No. 30”). Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual and infrequent that meet criteria for classification as an extraordinary item. SFAS No. 145 is effective for us beginning January 1, 2003, but we may adopt the provisions of SFAS No. 145 prior to this date. The impact of SFAS No. 145 is not expected to be material to our condensed consolidated financial statements.

      In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for us beginning January 1, 2003, but we may adopt the provisions of SFAS No. 146 prior to this date. The impact of SFAS No. 146 is not expected to be material to our consolidated financial statements.

Forward-looking Statements

      Certain statements made in this prospectus, and other written or oral statements made by or on our behalf, may constitute “forward-looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management’s expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those projected. Such risks and uncertainties include, among others, the possible inadequacy of our cash flow from operations and cash available from external financing, the possibility of a breach of covenants in our senior credit facility, our limited manufacturing experience, the inability to efficiently manufacture different products, the possible failure to successfully commence the manufacturing of new products, the possible failure to maintain or increase production volumes of new or existing products in a timely or cost-effective manner, the possible failure to maintain compliance with applicable licensing or regulatory requirements, the inability to successfully integrate acquired operations and products or to realize anticipated synergies and economies of scale from acquired operations, the dependence on patents, trademarks, licenses and proprietary rights, our potential exposure to product liability, the inability to introduce new products, our reliance on a few large customers, our dependence on key personnel, the fact that we are subject to control by certain shareholders, pricing pressure related to healthcare reform and managed care and other healthcare provider organizations, the possible failure to comply with applicable federal, state or foreign laws or regulations, limitations on third-party reimbursement, the highly competitive and fragmented nature of the medical devices industry, deterioration in general economic conditions and our ability to pay our indebtedness. Management believes that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Additional information concerning the risks and uncertainties listed above, and other factors that you may wish to consider, is contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” above and is also contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, our Quarterly Report on Form 10-Q, as amended, for the first quarter ended March 31, 2002, our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2002 and under the section entitled “Risk Factors” herein and elsewhere and in our filings from time to time pursuant to the Securities Exchange Act of 1934, as amended.

Quantitative and Qualitative Disclosures About Market Risk

      Like other companies, we are exposed to market risks relating to fluctuations in interest rates. Borrowings under the LaSalle credit facility accrue interest at an annual rate of prime plus 2%, plus an additional 2% upon the occurrence of an event of default. As of September 4, 2002, we had approximately $1.7 million outstanding under the LaSalle credit facility. If market rates were to increase immediately and uniformly by 10% from levels as of June 30, 2002, the additional interest expense would be considered immaterial to our consolidated financial position, cash flows, and operating results.

BUSINESS

      Horizon Medical Products, Inc., headquartered in Manchester, Georgia, is a specialty medical device company focused on manufacturing and marketing vascular access products. Our oncology product lines include implantable ports, tunneled central venous catheters, and stem cell transplant catheters used primarily in cancer treatment protocols. We have a complete line of acute and chronic dialysis catheters used for kidney failure patients.

Background

      We were incorporated and began our operations in February 1990 as a distributor of medical devices and began to distribute vascular access devices in 1990. In November 1992, we entered into a collaborative effort with a leading heart valve manufacturer to design and develop a new line of vascular access ports for us. This new line of ports, the Triumph-1 line, was introduced in September 1994. We continue to market the Triumph-1 line of vascular access ports and in September 2001, we transitioned the manufacturing of the Triumph-1 line in-house to our current manufacturing facility. Prior to that transition, since 1996, certain models in the Triumph-1 line had been manufactured for us by ACT Medical. In May 1995, we began to distribute the NeoStar Medical line of hemodialysis catheters.

      In March 1996, we began construction of a 20,000 square foot manufacturing, distribution and administrative facility in Manchester, Georgia. We began manufacturing the NeoStar Medical product line at this facility in October 1996 and expanded this facility in 1998 and in 2000 to its current configuration of approximately 60,000 square feet. In July 1997, we acquired the port business of Strato/ Infusaid. The primary product lines obtained in the Strato/ Infusaid acquisition included the LifePort and Infuse-a-Port vascular access ports and the Infuse-a-Cath line of catheters. In 1998, we made additional product acquisitions, including the Vortex, TitanPort and OmegaPort lines acquired from Norfolk Medical. In addition, we acquired the Columbia Vital Systems, Inc., or CVS, and the Stepic medical device distribution businesses. Distribution of non-company medical devices through Stepic during 2001 comprised approximately 57% of our revenue.

      On October 9, 2000, we consummated the acquisition of certain assets used in the manufacture and sale of medical devices by Ideas for Medicine, Inc., or IFM, a wholly-owned subsidiary of CryoLife, Inc., or CryoLife. This acquisition effectively completed the acquisition by us of the IFM product line which was acquired in September of 1998. In addition to the purchase of assets, consisting primarily of inventory and leasehold improvements, we also assumed control of IFM’s approximately 30,000 square foot manufacturing facility in St. Petersburg, Florida and the 80 employees there. On March 30, 2001, we sold the IFM business to Vascutech, Inc. See “— Acquisitions” below.

      While we have acquired products through the acquisitions described above, more recently we have developed new products. Our VTX® technology, which was introduced by us in 2000, is featured in our Vortex® port, our new LifePort® VTX® titanium and plastic ports, and our new Triumph VTX® titanium and plastic ports. VTX® technology refers to the swirling blood flow produced by a uniquely rounded reservoir design and tangential outlet, which substantially reduces thrombosis or the build up of sludge from blood and drug products in the port reservoir. The square cornered reservoirs and perpendicular outlets that are common to other vascular access ports promote the formation of sludge, flush less efficiently, and provide chaotic blood flow. These conditions, in turn, cause complications that require additional procedures at additional cost. We have also recently introduced our new chronic hemodialysis catheter, LifeJetTM, in December, 2001. Our new safety infusion needle, LifeGuardTM, designed for use with vascular access ports, was released in June 2002 and our new central venous catheter, LifeValveTM, was released in August, 2002.

Recent Developments

Sale of Stepic

      On September 3, 2002, we sold substantially all of the assets of Stepic to Arrow International, Inc. The total value of the transaction is approximately $12.7 million, consisting of $11.1 million in cash, $1.1 million paid into escrow and a $500,000 promissory note. In addition, we retained assets of approximately $700,000 in the transaction. The Stepic assets sold to Arrow included equipment, machinery, inventory, and contract rights relating to the Stepic business.

      Approximately $7.8 million of the cash proceeds of the Stepic sale were used to pay down all amounts outstanding at closing under our revolving senior credit facility with LaSalle Business Credit, Inc. We currently intend to use the remaining proceeds for working capital purposes. Additionally, on or before November 2, 2002, our management and Executive Committee will deliver to each of ComVest and Medtronic an operating plan and budget (including our working capital needs) reflecting our business following the sale of Stepic and a proposal for the use of the proceeds from the sale of Stepic. This operating plan and budget, together with the use of proceeds, are subject to the approval of ComVest and Medtronic and must be ratified by our board of directors. If our board of directors fails to ratify the proposed use of proceeds (as agreed to by ComVest and Medtronic), then this failure shall constitute an Event of Default under the Note Purchase Agreement. In no event will the proposed use of proceeds result in the amount of our cash on hand being less than our senior debt outstanding after application of the proposed use of proceeds. In connection with this sale, we received the consent of LaSalle and the requisite noteholders under the Note Purchase Agreement.

      Arrow paid $1.1 million of the cash purchase price into escrow, which sum will be distributed either to us or to Arrow in accordance with the terms of the asset purchase agreement and escrow agreement entered into in connection with the Stepic sale. Finally, Arrow issued to us a promissory note in the principal amount of $500,000, which bears interest at an annual rate of 5% and is payable as follows:

•	$250,000, plus accrued interest thereon, is due and payable 10 days after the post-closing determination of the value of the net assets transferred (subject to possible offset of this payment and the note related to a shortfall in the value of the assets sold); and

•	the balance is due and payable six months after the closing.

      On March 19, 2002, we announced that we had completed an arrangement with ComVest, LaSalle and Medtronic to recapitalize Horizon by extinguishing all of our senior debt and warrants held by Bank of America and substantially reducing our total outstanding debt. Pursuant to the Recapitalization, we issued Senior Subordinated Convertible Notes in the amount of $15 million to ComVest, Medtronic and the Additional Note Purchasers, assumed the $2 million Junior Note payable to Bank of America, and entered into a new revolving and term loan facility with LaSalle for up to $22 million, of which approximately $8.5 million was outstanding as of June 30, 2002. The following is a summary of key provisions of the Recapitalization:

      On February 22, 2002, ComVest and Bank of America entered into an assignment agreement under which ComVest agreed to acquire all of Bank of America’s interest in the outstanding $50 million BofA Credit Facility. The purchase price for the assignment was $22 million in cash, plus the $2 million Junior Note. We subsequently assumed the Junior Note pursuant to the Recapitalization, and ComVest has been released from obligations under the Junior Note. Upon the closing of the assignment on March 15, 2002, ComVest acquired all of Bank of America’s interest in the Bank of America Note, the warrants issued to Bank of America pursuant to the BofA Credit Facility were surrendered and cancelled, and the Forbearance Agreement between us and Bank of America dated March 15, 2001 as subsequently amended was terminated.

Note Purchase Agreement

      On March 1, 2002, we entered into the Note Purchase Agreement with ComVest, Medtronic and the Additional Note Purchasers. Under the Note Purchase Agreement, we agreed to issue $15 million of Senior Subordinated Convertible Notes. Interest on these Convertible Notes is payable quarterly beginning in June 2002 and accrues at a rate of 6% per year for the first six months and 8% per year thereafter until the notes are paid in full and mature on March 16, 2004. We issued the Convertible Notes as follows: $4.4 million to ComVest, $4 million to Medtronic and $6.6 million to the Additional Note Purchasers. The Additional Note Purchasers are as follows:

Craig Krumwiede	RMC Capital, LLC	Tahoe Partners
Mark Reichenbaum	SJ Warner Charitable Remainder Trust	Winfield Capital Corporation
Siam Partners II	Scott Prince	Robert Priddy
Porter Partners	Daniel Och	Joan Misher
Douglas Levine	Jacob Safier	Highview Ventures LLC
Harvard Investments	Harvard Developments	Fountainhead Holdings, Ltd.
Flynn Corporation	Gerald Cramer	David Chazen
Chased Congregation	Carol Hill Trust	Ben Joseph Partners
E&M Real Property Trust	Dolphin Offshore Partners, LP

      The material terms of the Senior Subordinated Convertible Notes are described below.

      The Note Purchase Agreement contains certain affirmative and negative covenants, including, but not limited to the following:

•	the provision of quarterly and annual financial statements to the holders of the Senior Subordinated Convertible Notes;

•	rights of inspection of our books and records;

•	maintenance of properties and our corporate existence;

•	restrictions on indebtedness, other than indebtedness relating to permitted liens and certain indebtedness to affiliates;

•	restrictions on liens, except for certain purchase money liens, statutory liens, tax liens and judicial liens;

•	restrictions on certain business combinations and disposition of our assets;

•	restrictions on the sale or discount of receivables;

•	transactions with affiliates outside of the ordinary course of business; and

•	prohibitions on the ability to pay dividends.

      The Events of Default include, but are not limited to, failure to pay an obligation when due, failure to comply with obligations under the Securityholders Agreement or the Co-Promotion Agreement with Medtronic (as described below), breach of any covenant which remains uncured for 15 days, bankruptcy, a change of control and failure to obtain shareholder approval of proposals (2), (3) and (5) at our 2002 annual meeting of shareholders within 195 of the closing date of March 16, 2002. Our 2002 annual meeting of shareholders is scheduled for September 17, 2002. Generally, upon an Event of Default, the holders of a majority of the aggregate principal amount of the Senior Subordinated Convertible Notes outstanding may declare the unpaid principal and interest on the Notes immediately due and payable. Additionally, Medtronic may, upon a breach of covenants concerning the Co-Promotion Agreement or the Convertible Notes held by Medtronic, declare the unpaid principal and interest on such Notes immediately due and payable.

      Also, if we default under the Note Purchase Agreement, we will be in default under the LaSalle credit facility pursuant to the cross-default provisions contained therein. At September 4, 2002, the aggregate amount of indebtedness which would be subject to acceleration under the Note Purchase Agreement the LaSalle credit facility and the Junior Note, causing the same to become immediately due and payable, was $18.7 million.

      The holders of the Convertible Notes have the right to convert in the aggregate a total of $270,000 of the Convertible Notes into shares of our common stock at a conversion price of $0.01 per share for a total of 27,000,000 shares, subject to a downward adjustment upon repayment of all or a portion of the amounts due, as described below. If this $270,000 is converted, we will still be obligated to repay, in the aggregate, $14,730,000 to the holders of the Senior Subordinated Convertible Notes. This 27,000,000 shares also includes up to 3,300,000 shares which may be issued upon conversion of the Bridge Note (as described below). Under the conversion terms, if the principal amount of the Additional Notes, together with all interest due, were paid in full on or before 30 days following March 16, 2002, the Closing Date for the transaction, then the maximum aggregate number of shares of common stock that all the Convertible Notes may be converted into is 22,500,000. If the principal amount of all the Convertible Notes and all interest due is paid on or before March 16, 2004, then the maximum aggregate number of shares of our common stock that the Convertible Notes can be converted into is 19,500,000 shares. The terms of the applicable conversion periods and conversion amounts for the Senior Subordinated Convertible Notes are as follows:

Maximum Conversion Amount During
Applicable Period (all shares exercisable at
Note	Applicable Period	$0.01 per share)

ComVest Convertible Note ($4.4 million principal amount)	April 16, 2002 through March 16, 2004	• 1.25% of the Outstanding Balance (defined as principal plus accrued and unpaid interest under the ComVest Convertible Note) plus
• 0.6% of the amount of principal repaid under the Additional Notes on or prior to April 16, 2002*
	March 16, 2003 through March 16, 2004	• An additional 0.25% of the Outstanding Balance
Medtronic Convertible Note ($4 million principal amount)	April 16, 2002 through March 16, 2004	• 1.5% of $4 million
	March 16, 2003 through March 16, 2004	• an additional 0.3% of $4 million if the ComVest Convertible Note and the Additional Notes held by the Additional Note Purchasers have not been repaid

Maximum Conversion Amount During
Applicable Period (all shares exercisable at
Note	Applicable Period	$0.01 per share)

Convertible Notes issued to Additional Note Purchasers ($6.6 million principal amount)	April 16, 2002 through April 16, 2004	• 1.25% of the Additional Notes Outstanding Balance (defined as up to $6.6 million in principal plus accrued but unpaid interest under the Additional Notes) plus
• 0.6% of the amount of principal repaid under the ComVest Convertible Note on or prior to April 16, 2002*
	March 16, 2003 through March 16, 2004	• an additional 0.25% of the Additional Notes Outstanding Balance

*	As of April 16, 2002, we had not repaid any principal under the Senior Subordinated Convertible Notes.

      Additionally, in connection with the Bridge Loan, we issued a Convertible Bridge Note (the “Bridge Note”) to ComVest. Currently, ComVest may convert this note into up to 3,300,000 shares of our common stock. The number of shares of common stock issuable pursuant to conversion of the Bridge Note is subject to the thresholds outlined above in this section. The conversion terms of the Bridge Note are as follows:

Maximum Conversion Amount
During Applicable Period
Applicable Period	(all shares convertible at $.01 per share)

March 8, 2002 through March 8, 2003	• 50% of the Original Amount (equal to $33,000 as of August 9, 2002) may be converted into shares of common stock equal to (i) 0.6667, multiplied by (ii) the aggregate principal amount outstanding under the Additional Notes on the date of issuance (equal to $6.6 million).
March 8, 2003 through March 8, 2004	• In the event that the ComVest Convertible Notes and the Additional Notes have not been repaid in full by March 8, 2003, 50% of the Original Amount may be converted into shares of common stock equal to (A)(i) 0.8 multiplied by (ii) the aggregate principal amount outstanding under the Additional Notes on the date of issuance (equal to $6.6 million).

      We may prepay the Senior Subordinated Convertible Notes, subject to no prepayment penalty within the first 12 months, with a prepayment penalty of 5% between months 12 to 15, and a prepayment penalty of 10% between months 15 to 24.

      On March 15, 2002, we and ComVest, as the holder of the outstanding Bank of America Note, agreed to reduce the outstanding principal amount of the Bank of America Note from $40.3 million to $22 million. As a result, we will record a net extraordinary gain on the early extinguishment of debt of approximately $11 million, net of tax of approximately $4 million during the first quarter of 2002. In exchange for funding a portion of the $22 million cash purchase price paid to Bank of America, ComVest assigned $4 million in principal amount of the Bank of America Note to Medtronic and $6.6 million in principal amount of the Bank of America Note to the Additional Note Purchasers while retaining

$11.4 million in principal amount of the Bank of America Note itself. After such assignments, we issued the Senior Subordinated Convertible Notes under the Note Purchase Agreement in the aggregate principal amount of $15 million in exchange for the surrender of $15 million in principal amount of the Bank of America Note held by ComVest, Medtronic and the Additional Note Purchasers. The remaining $7 million in principal amount of the Bank of America Note was repaid with the proceeds of the Bridge Loan.

LaSalle Credit Facility

      On March 18, 2002, we entered into the LaSalle credit facility pursuant to a Loan and Security Agreement (the “Loan Agreement”) with Standard Federal Bank National Association, or “SFB,” acting by and through LaSalle, as SFB’s agent (SFB and LaSalle, collectively, the “Lender”). Under the Loan Agreement, the Lender has provided a $20 million senior Revolving Loan and a $2 million Term Loan. We used the proceeds to repay the Bridge Loan and expenses related to the Recapitalization and will use the remaining proceeds for working capital and general corporate purposes. Both loan facilities will bear interest at the LaSalle Bank Prime Rate plus 2%, subject to an additional 2% that would be added to the interest rate upon the occurrence of an Event of Default (as discussed below).

      As collateral, we granted a security interest in all of our present and future assets, whether now or hereafter owned, existing, acquired or arising and wherever now or hereafter located, including, but not limited to: all accounts receivable; all chattel paper, instruments, documents and general intangibles including patents, patent applications, trademarks, trademark applications, trade secrets, trade names, goodwill, copyrights, copyright applications, registrations, licenses, software, franchises, customer lists, tax refund claims, claims against carriers and shippers, guaranty claims, contract rights, payment intangibles, security interests, security deposits, and indemnification rights; all inventory; all goods including equipment, vehicles, and fixtures; all investment property; all deposit accounts, bank accounts, deposits and cash; all letter-of-credit rights; certain commercial tort claims; all of our property in control of the Lender or any affiliate of the Lender; and all additions, substitutions, replacements, products, and proceeds of the aforementioned property including proceeds from insurance policies and all books and records relating to our business.

      The Loan Agreement contains affirmative and negative covenants. The affirmative covenants require us to, among other things, maintain accurate and complete records, notify the Lender of major business changes, comply with relevant laws, maintain proper permits, conduct relevant inspections and audits, maintain adequate insurance with the Lender named as loss payee, keep collateral in good condition, use proceeds only for business purposes, pay required taxes, maintain all intellectual property, maintain a checking account with LaSalle, hire a Chief Operating Officer with experience in the medical products industry within 90 days of the date of the Loan Agreement, grant the Lender the right to conduct appraisals of the collateral on a biannual basis, and deliver a survey of the property located at our offices on Northside Parkway in Atlanta within 60 days of the date of the Loan Agreement.

      The negative covenants restrict our ability to, among other things, make any guarantees, incur additional indebtedness, grant liens on our assets, enter into business combinations outside the ordinary course of business, pay dividends, make certain investments or loans, allow our equipment to become a fixture to real estate or an accession to personal property, alter our lines of business, settle accounts, or make other fundamental corporate changes.

      The Loan Agreement also contains financial maintenance covenants, including, but not limited to, the following:

•	maintaining Minimum Availability at all times of at least $4 million (the “Minimum Availability Test”). “Minimum Availability” is defined as (a) the lesser of: (i) the Revolving Loan Limit (which is up to 85% of the face amount of our eligible accounts receivable; plus the lesser of (x) up to 55% of the lower of cost or market value of our eligible inventory or up to 85% of the net orderly liquidation value of eligible inventory, whichever is less, or (y) $11 million; plus such reserves as the Lender may establish) and (ii) the Maximum Revolving Loan Limit of $20 million minus (b) the sum of (i) the amount of all then outstanding and unpaid Liabilities (to Lender, as defined) plus (ii) the aggregate amount of all then outstanding and unpaid trade payables and other obligations more than 60 days past due; plus (iii) the amount of checks issued by us which are more than 60 days past due but not yet sent and the book overdraft of us plus (iv) $4,000,000 owed by us to Arrow International;

•	maintaining Tangible Net Worth of $7,698,000 for the quarter ending December 31, 2002, $8,522,000 for the quarter ending March 31, 2003, $9,475,000 for the quarter ending June 30, 2003, $10,544,000 for the quarter ending September 30, 2003, $11,728,000 for the quarter ending December 31, 2003 and each quarter thereafter (Tangible Net Worth is defined as shareholders’ equity including retained earnings less the book value of all intangible assets, prepaid and non-cash items arising from the transactions contemplated by the Loan Agreement and goodwill impairment charges recorded as a result of FASB No. 142 as determined solely by the Lender plus the amount of any LIFO reserve plus the amount of any debt subordinated to the Lender).

•	maintaining fixed charge coverage (ratio of EBITDA to fixed charges) of 1.10 to 1.0 from April 1, 2002 through December 31, 2002, 1.20 to 1.0 from April 1, 2002 through March 30, 2003, 1.40 to 1.0 for the quarter ending June 30, 2003 and for the immediately preceding four fiscal quarters, and 1.50 to 1.0 for the quarter ending September 30, 2003 and for the immediately preceding four fiscal quarters and each fiscal quarter thereafter;

•	maintain EBITDA, based on the immediately preceding four fiscal quarters, of $4,000,000 on December 31, 2002, $5,437,000 on March 31, 2003, $6,605,000 on June 30, 2003, $7,374,000 on September 30, 2003 and $7,482,000 on December 31, 2003 and each fiscal quarter thereafter; and

•	limit capital expenditures to no more than $500,000 during any fiscal year.

      After giving effect to the September 2002 sale of Stepic, our current forecast indicates that we will be in noncompliance with each of the Tangible Net Worth covenant, the fixed charge coverage ratio covenant and the EBITDA covenant at December 31, 2002. The Loan Agreement is classified as current and we plan to reset these covenants with the Lender prior to year end;

      The Loan Agreement also specifies certain Events of Default, including, but not limited to, failure to pay obligations when due, failure to direct its account debtors to make payments to an established lockbox, failure to make timely financial reports to the Lender, the breach by us or any guarantor of any obligations with any other Person (as defined in the Loan Agreement) if such breach might have a material adverse effect on us or such guarantor, breach of representations, warranties or covenants, loss of collateral in excess of $50,000, bankruptcy, appointment of a receiver, judgments in excess of $25,000, any attempt to levy fees or attach the collateral, defaults or revocations of any guarantees, institution of criminal proceedings against us or any guarantor, occurrence of a change in control, the occurrence of a Material Adverse Change or a default or an event of default under certain subordinated debt documents. Upon the occurrence of any Event of Default, the Lender may accelerate our obligations under the Loan Agreement.

      We must repay the Revolving Loan on or before March 17, 2005, the Termination Date, unless the Loan Agreement is renewed and the repayment period is extended through a new Termination Date. We must repay the Term Loan in 36 equal monthly installments of $55,556. The Loan Agreement will automatically renew for one-year terms unless the Lender demands repayment prior to the Termination Date as a result of an Event of Default, we give 90-days notice of our intent to terminate and pays all amounts due in full, or the Lender elects to terminate on or after February 1, 2004 as a result of a Termination Event. A Termination Event is defined as the failure of Medtronic, ComVest or any Additional Note Purchaser to extend the maturity date of the Convertible Notes at least thirty days past the date of the original term or any applicable renewal term.

      Pursuant to the LaSalle credit facility, we also issued to LaSalle and SFB warrants to purchase up to an aggregate of 748,619 shares of common stock at an exercise price of $.01 per share.

      The Junior Note in the amount of $2 million bears interest at a rate of 6% per annum, payable monthly beginning April 2002, and matures on March 15, 2007. Beginning on May 1, 2003, a principal payment on the Junior Note of $22,500 is payable on the first day of each month until maturity of the Junior Note. As of September 4, 2002, the Junior Note was subordinated to approximately $2.0 million of senior indebtedness, representing the indebtedness as of such date under the LaSalle credit facility. The Junior Note ranks pari passu with the Convertible Notes.

Ancillary Recapitalization Agreements

      As a condition to closing, we also agreed to enter into a Securityholders Agreement dated March 16, 2002 with ComVest, Medtronic, LaSalle, Marshall B. Hunt and William E. Peterson, Jr. (together, ComVest, Medtronic, LaSalle and Messrs. Hunt and Peterson are the “Investors”) under which we granted certain registration rights, rights of first refusal and corporate governance rights to the Investors. The registration rights require us to file a shelf registration statement covering the resale of certain shares of common stock issuable pursuant to the Recapitalization and to include, at the Investors’ option, certain of the Investors’ shares of common stock in any registration statement undertaken by us, at our expense. Pursuant to the Securityholders Agreement, ComVest and Medtronic have been granted the following:

•	a right of first refusal to purchase all or part of their pro rata share of new securities which we may propose to sell or issue;

•	the right of first refusal to participate in any sale of Messrs. Hunt’s and/or Peterson’s shares of common stock to third parties upon the same terms and conditions;

•	the co-sale right of first refusal to participate in sales of shares of common stock by Messrs. Hunt and/or Peterson; and

•	the “bring-along right” to require Messrs. Hunt and Peterson to sell the same percentage of shares of common stock as the holders of the rights propose to sell in the event that the rights holders propose to sell 51% or more of their common stock.

      The corporate governance rights include, but are not limited to, the following:

•	granting ComVest the right to designate one ComVest director and two additional independent directors;

•	requiring that certain actions of our board of directors include the affirmative vote of the ComVest director (including the acquisition of or change of control of Horizon, the sale of all or any material portion of our assets, the liquidation, dissolution or winding up of Horizon, the provision of any loan to or the ownership of any stock by Horizon in an unaffiliated corporation, the guarantee of indebtedness outside of the ordinary course of business, the declaration of dividends other than in common stock, the amendment of our articles of incorporation or bylaws, and the issuance of stock options);

•	requiring us to establish and maintain an Executive Committee consisting of the ComVest director as Chairman, one of the independent directors designated by ComVest, and Mr. Hunt; and

•	requiring that the Executive Committee approve certain actions. Failure to comply with the Securityholders Agreement is considered an Event of Default under the Note Purchase Agreement.

      On March 15, 2002, we entered into a Co-Promotion Agreement with Medtronic under which we will promote and provide technical advice for Medtronic’s implantable drug delivery systems which are used for the treatment of hepatic arterial infusion and malignant pain. After basic sales training, sales representatives of us and of our distributors will promote the sale of such systems, identify appropriate patients for such systems, and after additional training provide assistance in the implantation and refill procedure for such systems, for which identification and assistance we will be compensated by Medtronic. Such compensation will be (i) $150 for identification of each appropriate patient by our sales representative, (ii) where such appropriate patient subsequently receives an implant of either infusion system supporting such patient with hepatic arterial infusion therapy or malignant pain therapy, $1,000 for the first implant with respect to each sales representative and $600 for each implant, and (iii) $100 per implant or refill procedure during which our sales representative provides such assistance. An appropriate patient is a patient selected for a therapy, that is either (i) indicated for chronic intravascular infusion of floxuridine for the treatment primarily of metastatic cancer or (ii) indicated for malignant intractable pain in patients with lung, breast, prostate, or colorectal cancer. Certain procedures, tests, or screening trials must have been completed for such patients. If we breach or fail to comply with our obligations under the Co-Promotion Agreement (after giving effect to any applicable cure periods), then Medtronic or 51% of the holders of the aggregate principal amount of the Senior Subordinated Convertible Notes may accelerate the due date for payment of the Senior Subordinated Convertible Notes. Such breach or failure to comply would cause the $4 million principal amount of Convertible Notes issued in Medtronic to become immediately due and payable, and would cause a cross-default, causing (1) all remaining Senior Subordinated Convertible Notes to become due and payable immediately, (2) $2 million under the Junior Note to become due and payable immediately and (3) all amounts outstanding under the LaSalle credit facility to become immediately due and payable. As of September 4, 2002, this would total approximately $18.7 as subject to repayment. In this event, we would need to seek additional financing or obtain waivers of such defaults. Management has not undertaken a process of securing additional financing in the event of this contingency.

      To effect the Recapitalization, we entered into certain ancillary agreements including the following: (i) a voting agreement under which Messrs. Hunt and Peterson have agreed to vote their shares in favor of all proposals relating to the Recapitalization at our 2002 annual meeting of shareholders; (ii) a new employment agreement and option agreements with Mr. Hunt that grants him options to purchase an aggregate of 3,500,000 shares of common stock; and (iii) a new employment agreement and an option agreement with Mr. Peterson that grants him options to purchase 1,000,000 shares of common stock. See “Employment Agreements” below.

      We also entered into an expense guaranty with Mr. Hunt under which he received 150,000 shares of our common stock in exchange for agreeing to reimburse ComVest for up to a maximum of $400,000 of our transaction expenses in the event that the Recapitalization were not consummated. Finally, pursuant to an advance note, Mr. Hunt received 75,000 shares of our common stock in exchange for advancing to us $17,500 in transaction expenses associated with the Recapitalization.

      In addition to the agreements described above, in connection with and prior to the Recapitalization, we entered into an advisory agreement with Commonwealth Associates, L.P., an affiliate of ComVest under which Commonwealth Associates, L.P. received 2,645,398 shares of our common stock (a value equal to $2,248,588, based on the closing price of our common stock on March 15, 2002, the date immediately prior to the closing date of the Recapitalization) and a cash fee of $750,000. Pursuant to the terms of this advisory agreement, Commonwealth Associates, L.P., provided us with financial consulting advice in developing a strategy for restructuring our company in connection with the Recapitalization. The advisory agreement did not provide for ongoing services to be rendered after the Recapitalization. Also, pursuant to a note, ComVest received 75,000 shares of our common stock in exchange for advancing $17,500 in transaction expenses associated with the Recapitalization.

Forbearance Agreement

      As a result of the Recapitalization, the BofA Credit Facility, the Forbearance Agreement with Bank of America, and all subsequent amendments were terminated. However, because those agreements were significant to our capitalization in 2001, the terms of those agreements are briefly summarized as follows:

      On March 30, 2001, we entered into a Forbearance Agreement and a First Amendment to Forbearance Agreement wherein Bank of America agreed to forbear from exercising its rights and remedies under the BofA Credit Facility due to certain defaults. We were in default at that time for violating certain restrictive covenants and for failing to make principal payments when due. All of the defaults were foreborne as provided for in the Forbearance Agreement, and revised restrictive covenants were set. By September 30, 2001, we were in default under the Forbearance Agreement for failing to comply with some of the revised covenants, including minimum net worth, debt service coverage, leverage and minimum EBITDA.

      On October 15, 2001, we entered into a Second Amendment to the Forbearance Agreement. The Second Amendment amended the Forbearance Agreement as follows: (i) changed the termination date of the Forbearance Agreement from March 31, 2002 to January 15, 2002 (the period from March 30, 2001 through January 15, 2002 being defined as the “Forbearance Period”); (ii) required us to maintain a general operating account with Bank of America and restricted the use of funds in an calendar month to payments equal to or less than a monthly budget submitted to Bank of America; (iii) required us to pay any accrued or unpaid interest (but not principal) on the Bank of America Note on the first day of each month and allow interest to continue to accrue at the Bank of America Prime Rate plus two and one-half percent (2.5%) per annum; and (iv) required us to furnish Bank of America with certain financial reports.

      The Second Amendment also amended the “Termination Events” as defined in the Forbearance Agreement to include the following: (i) we fail to execute and deliver or to cause our CEO, Mr. Hunt, and Hunt LLLP to execute and deliver within 10 days from the effective date of the Second Amendment a pledge to Bank of America of all the stock owned by Mr. Hunt and documentation to amend the current Pledge Agreement between Mr. Hunt, Hunt LLLP and us. The Second Amendment provided that the pledge documents would be held in escrow and would be released only in the event that Mr. Hunt interferes with our daily operations determinable at the Bank of America’s discretion at any point prior to January 1, 2005; (ii) we fail to engage and hire within five days from the effective date of the Second Amendment competent crisis and turn around management and a new Chief Executive Officer who shall report directly to the independent members of our board of directors; (iii) we fail to provide Bank of America within five days from the effective date of the Second Amendment a copy of resolutions confirming Mr. Hunt’s resignation as an officer and director of our company and that no further salary or bonuses shall be paid to Mr. Hunt; (iv) we fail to make efforts to refinance the amounts outstanding under the BofA Credit Facility and fails to provide weekly status reports; (v) on or before December 15, 2001, we fail to provide Bank of America evidence that we have engaged an investment banking firm to begin marketing the sale of our assets if the amounts outstanding under the BofA Credit Facility are not paid off by the Termination Date; or (vi) we fail to execute and deliver to Bank of America within 24 hours of Bank of America’s request a consent order consenting to the appointment of a receiver in the event of a Termination Event.

      In addition, the Second Amendment reduced the Working Capital Sublimit to $5,000,000 and limited the Working Capital Loan to the smaller of the Working Capital Sublimit or an amount equal to the Borrowing Base, as defined in the BofA Credit Facility. The Second Amendment also amended several of the financial covenants previously contained in the Forbearance Agreement.

      The Forbearance Agreement provided for the payment of Excess Cash Flow, as defined in the BofA Credit Facility, on the ninetieth day following the last day of each fiscal year. There was no Excess Cash Flow payment required for fiscal year 2001. In addition, the Forbearance Agreement required an additional principal payment in the amount of the greater of $150,000 or the gross proceeds payable to us in connection with our sale of the IFM business (see Note 14 to our audited consolidated financial statements contained elsewhere in this prospectus).

      The Forbearance Agreement further required payments of $300,000 each on a short-term bridge loan (the “BofA Bridge Loan”) on May 31, 2001, August 31, 2001, and November 30, 2001. All of the installments under the BofA Bridge Loan were paid. The Forbearance Agreement also provided for a forbearance and restructuring fee of $10,000 plus related expenses and interest at the rate then in effect plus 6% upon a Termination Event, as defined in the Forbearance Agreement.

      In connection with the Forbearance Agreement, we issued a warrant to Bank of America to acquire 435,157 shares of our common stock for $.05 per share. The warrant was exercisable by Bank of America during a three-year period without regard to the status of the BofA Credit Facility or the BofA Bridge Loan. We recorded the estimated fair value of the warrant as of December 31, 2001 of $260,000, determined using the Black-Scholes Model (using weighted average assumptions as follows: dividend yield of 0%, expected life of five years, expected volatility of 107.6% and a risk free interest rate of 4.44%) as a deferred cost and amortized the deferred cost over the Forbearance Period. As with the BofA Credit Facility and other related agreements, the warrant was cancelled pursuant to the Recapitalization.

      The Forbearance Agreement also required us to hire on or before June 30, 2001 a new chief operating officer, restricted the repayment of principal debt to junior lien holders, and to either (i) sell the assets of IFM or (ii) obtain an agreement from the seller of the IFM business to defer all payments under the related promissory note (see below) through the Termination Date (see Note 14 to our consolidated financial statements contained elsewhere in this prospectus regarding the sale of the IFM business). We hired a Chief Operating Officer in April 2001 who was terminated in June 2001, and we did not hire a replacement. We sold the assets of the IFM business as of March 30, 2001 (see Note 14 to our audited consolidated financial statements contained elsewhere in this prospectus).

      On December 15, 2001, we entered into a Third Amendment to the Forbearance Agreement under which Bank of America consented to the increase in payments of $8,000 per month to certain former shareholders of Stepic.

      In January 2002, we entered into a Fourth Amendment to Forbearance Agreement with Bank of America, pursuant to which Bank of America agreed to extend the Forbearance Period until March 15, 2002 in order for us to consider our strategic alternatives. On March 15, 2002, the BofA Credit Facility was assigned from BofA to ComVest. On March 16, 2002, we issued the Convertible Notes in an aggregate amount of $15 million to ComVest, Medtronic and the Additional Note Purchasers. On March 18, 2002, we entered into the LaSalle credit facility.

Acquisitions

Vascular Access Products

      On May 19, 1998, we acquired the vascular access port product line of IFM, a wholly owned subsidiary of CryoLife, Inc., for approximately $100,000 in cash and a promissory note in the amount of $482,110, which has been paid. On September 30, 1998, we consummated the acquisition of certain medical device products, product lines and assets used in the manufacture and sale of such medical devices by IFM for $15,000,000 in cash. The assets acquired included certain of the assets used by IFM to manufacture its product line. In this transaction, we acquired several products including embolectomy catheters, carotid shunts, occlusion catheters and surgical instruments. In connection with the acquisition, we and IFM entered into a manufacturing agreement (the “Manufacturing Agreement”) pursuant to which, for a four year term, IFM agreed to manufacture exclusively for us, and we agreed to purchase from IFM a minimum of $6,000,000 per year of these products.

      On June 22, 1999, IFM notified us that we were in breach of the Manufacturing Agreement in several respects, including non-payment of invoices from IFM to us within 45 days after invoice date, our failure to provide a production schedule at the end of the first six months of the terms of the Manufacturing Agreement and on a monthly basis thereafter, our failure to provide packaging and labeling, and non-payment of interest related to past due invoices.

      On October 9, 2000, we acquired certain additional assets from IFM, including inventory, leasehold improvements, and other fixed assets and assumed IFM’s lease for its 30,000 square foot manufacturing facility located in St. Petersburg, Florida, pursuant to an asset purchase agreement dated October 9, 2000. In connection with the October 2000 asset purchase agreement, the Manufacturing Agreement was terminated, and we have no further obligation, after October 9, 2000, to purchase products from IFM. With such termination, the above-described defaults were resolved. For a more detailed description of the October 2000 acquisition by us, see our Form 8-K filed on October 24, 2000.

      In consideration for the October 2000 acquisition, we agreed to pay IFM approximately $6.0 million. This purchase price was payable pursuant to a promissory note in 22 equal monthly installments of principal and interest of $140,000 and a $1 million payment upon the earlier of April 3, 2001, or the closing of an equity financing, as described in the October 2000 asset purchase agreement. This note consisted of a portion, equal to approximately $3.9 million, which bears interest at 9% per year, and a non-interest bearing portion of approximately $2.1 million. If the $1 million payment under this note was made when due, and no other defaults existed under the Note, then $1 million of the non-interest bearing portion of this note would be forgiven. In addition, at such time as the principal balance had been paid down to $1.145 million and assuming that there have been no defaults under this note, the remainder of the Note would be forgiven, and this note would be canceled.

      In the fourth quarter of 2000, we recorded an impairment charge of $12.1 million to write down the long-lived assets of IFM, primarily goodwill and patents, to the fair value of its future cash flow.

      On March 30, 2001, we completed the sale of the IFM business. The consideration for the sale of the IFM business consisted of cash in the amount of $2,250,500 at closing, assumption of approximately $5,600,000 (as of December 31, 2000) of debt under the Note issued in connection with our October 2000 acquisition from IFM, and a second installment cash payment of $220,367, payable six months from the closing date. The second installment payment has not been made, and we have initiated legal action against the purchaser. See “Legal Proceedings.”

Medical Device Distribution

      Effective October 15, 1998, we consummated the acquisition of the outstanding stock of Stepic. The assets held by Stepic included primarily accounts receivable and inventory derived from and used in the distribution of medical products. We paid Stepic’s shareholders $8 million in cash at closing, paid $2.4 million in December 1999, paid $2.4 million between December 2000 and January 2001 and paid $2.4 million between December 2001 and January 2002, all previously supported by standby letters of credit. In addition, we agreed to pay up to an additional $4.8 million under the terms of the stock purchase agreement upon the successful achievement of certain specified future earnings targets by Stepic. Of this amount, $2.05 million was earned in 1999 and subsequently paid. In 2000, an additional $1.2 million was earned and in 2001, an additional $667,000 was earned. The balance owed under the stock purchase agreement was approximately $1,665,000 as of March 15, 2002. On March 14, 2002, we entered an agreement with two of the former Stepic shareholders, which replaces an earlier settlement agreement, pursuant to which we paid $100,000 on March 15, 2002 and will make monthly payments of approximately $36,000 through March 15, 2006.

      The Stepic acquisition, together with our acquisition of CVS in September 1998, allowed us to form a medical device distribution business distributing general and emergency surgery, radiology, anesthesiology, respiratory therapy, blood filtration and critical care medical products, as well as products manufactured and distributed by us. As described above in “— Recent Developments,” in September 2002, we sold substantially all of the assets of Stepic.

Description of Business by Industry Segment

Product Manufacturing and Sales

      We manufacture and/or market vascular access products including implantable ports, hemodialysis catheters, central venous catheters, needle infusion sets and other accessories used in vascular procedures. Vascular access ports are implantable devices utilized for the central venous administration of a variety of medical therapies and for blood sampling and diagnostic purposes. Central venous access facilitates a more systemic delivery of treatment agents, while mitigating certain of the harsh side effects of certain treatment protocols and eliminating the need for repeated access to peripheral veins. Once implanted in the body, a port can be utilized for up to approximately 2,000 accesses. Our vascular access ports are used primarily in systemic or regional short- and long-term cancer treatment protocols that require frequent infusions of highly concentrated or toxic medications (such as chemotherapy agents, antibiotics or analgesics) and frequent blood samplings. Port sales totaled $16.8 million, $17.6 million and $18.5 million for the years ended December 31, 1999, 2000 and 2001, respectively.

      Our lines of vascular access ports consist of the following families of products: (i) the Vortex® family of ports including Vortex®VTX®, LifePort®VTX®, TriumphVTX® and GenesisVTX®; (ii) LifePort®; (iii) Triumph-1®; (iv) Infuse-a-Port®; (v) OmegaPort®; and (vi) TitanPort™.

      We produce and market hemodialysis and apheresis catheters. Hemodialysis catheters are used in the treatment of patients suffering from renal failure who are required to undergo short-term (acute) care or long-term (chronic) hemodialysis, a process involving the removal of waste products from the blood by passing a patient’s blood through a dialysis machine. Stem cell apheresis is a protocol for treating certain forms of mid- and late-stage cancers, particularly breast cancer. The typical apheresis procedure involves the insertion of a catheter into a patient through which (i) blood is withdrawn from the patient, cycled through an apheresis machine in which stem cells (cells which perform a key role in the body’s immune system) are removed from the blood and the blood is reinfused into the body, (ii) high doses of chemotherapy agents, as well as antibiotics and blood products, are administered to the patient over extended periods of time, and (iii) the previously removed stem cells are subsequently reintroduced into the patient. Our catheters are used primarily in hemodialysis and apheresis procedures. Catheter sales totaled $4.7 million, $3.8 million and $2.9 million for the years ended December 31, 1999, 2000 and 2001, respectively.

      Our catheters include the following families of products: (i) Circle C® chronic and acute hemodialysis catheters, including the new LifeJet™ chronic hemodialysis catheter; and (ii) Pheres-Flow® triple lumen catheters. We expect that our specialty hemodialysis and apheresis families of catheters will continue to benefit from the unique CTX™ and Pheres-Flow® designs, allowing some of the highest flow rates available in the market.

      We maintain a sales and marketing organization for our vascular access products of approximately 55 full-time employees and five independent specialty distributors employing over 40 sales representatives. Our direct sales force focuses primarily on vascular and general surgeons and interventional radiologists who implant vascular access devices and other physicians and clinicians who utilize vascular access devices in the delivery of treatments. Our marketing strategy emphasizes the importance of building relationships with these medical professionals in order to provide such professionals with the benefits of our broad knowledge of vascular access products and procedures and focused clinical support. These relationships also facilitate our ability to modify our product lines in response to new clinical protocols and to meet our customers’ changing needs. We also have a network of approximately 20 active distributors in Europe and approximately 35 active international distributors outside of Europe.

      Hospital chains and large buying groups have played, and are expected to continue to play, an increasingly significant role in the purchase of medical devices. In 1997, group purchasing organization, or “GPO,” purchasing accounted for approximately $28 billion of sales in the medical products industry. In recent years, these groups have sought to narrow their list of suppliers. By acting as a supplier to a GPO, we can operate our sales force much more efficiently. Our direct sales force calls on physicians associated with these buying groups in order to improve compliance with these GPO’s and improve market share. Although GPO’s will continue to be a vital part of the GPO sales process, we have seen great success in selling our new and differentiated technologies to the end users regardless of GPO affiliation.

      In March 1998, we entered into a purchasing agreement with Premier Purchasing Partners, L.P., a national purchasing group that includes over 1,800 owned, leased, managed and affiliated members. In February 1999, we extended the term of the Premier Agreement to February 28, 2004 and added the following products to the agreement: vascular access ports, port introducers and Huber needles. Pursuant to the agreement, we were an approved vendor for the hospitals participating in Premier’s purchasing program. Premier was entitled to receive an administrative fee of 2% on gross sales of our products to its members. In connection with the execution of the purchasing agreement, we issued to Premier a warrant to purchase 500,000 shares of our stock for $14.50 per share which vested as and only if certain specific sales goals in the warrant were met. The right to purchase shares of common stock under the warrant vested annually in increments of 100,000 shares only upon the achievement of certain specified minimum annual sales and/or minimum cumulative sales of our products to participating Premier members. During the first three years under the warrant term (ending June 30, 2001), there was no vesting under the warrant. In September 2001, Premier terminated its agreement with us. As a result, the warrant was terminated effective with the termination date of the agreement.

      On January 1, 1999, we amended our Consulting and Services Agreement with Healthcare Alliance, Inc., an affiliate of one of our directors (the “Alliance Agreement”). The Alliance Agreement provided for (i) the payment to Healthcare Alliance of an annual consulting fee of $36,000, (ii) the payment to Healthcare Alliance of an annual performance incentive fee equal to 5% of any annual sales increase achieved by us that results from Healthcare Alliance’s efforts and (iii) the grant of options to purchase up to 1% of our outstanding common stock. The options vested and became exercisable by Healthcare Alliance only if it procured group purchasing agreements with certain GPOs, and we achieved amounts of incremental sales revenue under our agreement with the particular GPO (at an exercise price of the closing stock price of our common stock on the effective date of the purchasing agreement). In addition, under the amended agreement, we granted an option to Healthcare Alliance for the purchase of 45,000 shares of our common stock. Such options vested and became exercisable by Healthcare Alliance only if we achieved certain amounts of incremental sales revenue under our group purchasing agreement with Premier. The exercise price for these options was the closing stock price of our common stock on the day that the options vested. The options were exercisable for a period of five years upon vesting. The Alliance Agreement expired on December 31, 2001, and none of the options had vested.

      We are also currently a party to group purchasing agreements with AmeriNet Inc. and MedAssets HSCA (formerly Health Services Corporation of America (HSCA)), as well as a number of regional and/or local Integrated Delivery Networks (IDN’s) that serve small groups of hospitals. The AmeriNet purchasing agreement, which serves approximately 2,000 hospitals, runs through 2004 and covers substantially all of our products. The MedAssets HSCA agreement serves approximately 1,000 hospitals, runs through December 31, 2002 and covers our products in our 2000 product catalog. We have submitted a proposal to MedAssets HSCA to extend the agreement for three years and to add our newly released products. We pay administrative fees on all sales through these GPO groups.

      We have entered into a Copromotion Agreement with Medtronic, Inc. under which we will promote and provide technical assistance for Medtronic’s implantable drug delivery systems which are used for the treatment of hepatic arterial infusion and malignant pain. After basic sales training, sales representatives of Horizon and its distributors will promote the sale of such systems, identify appropriate patients for such systems, and after additional training provide assistance in the implantation and refill procedure for such systems, for which identification and assistance we will be compensated by Medtronic.

Product Distribution

      Through the operations we acquired in the CVS and Stepic acquisitions, distribution of medical devices was the largest revenue-generating segment of our business, comprising 57% of total revenues in 2001. Subsequent to consummating the Stepic acquisition, we consolidated the CVS operations into Stepic to establish a centralized distribution operation. Prior to the sale of Stepic in September 2002, we distributed a broad range of specialty medical products throughout the Northeast United States to hospitals and regional and hospital owned blood banks.

      In 2001, Stepic generated approximately 68% of its sales through distribution of products of three major manufacturers: Arrow International, Ballard Medical, and Pall Biomedical. Arrow sales totaled $13.9 million, $13.0 million and $13.5 million for 1999, 2000, and 2001, respectively; Ballard sales totaled $7.7 million, $6.6 million and $6.1 million in 1999, 2000, and 2001, respectively; Pall sales totaled $8.4 million, $6.6 million and $5.3 million in 1999, 2000, and 2001, respectively. Stepic is among the top distributors in the country for each of these manufacturers.

      As described above in “— Recent Developments,” we sold substantially all of the assets of Stepic in September 2002.

Results by Industry Segment

      Information relating to our industry segments, including revenues, gross profit and identifiable assets attributable to each segment for fiscal year 2001 is presented in Note 15 of the notes to our audited consolidated financial statements included herein.

Manufacturing

      At our Manchester, Georgia facility, we manufacture our complete line of ports; infusion sets; and Circle C® hemodialysis catheters, Pheres-Flow®, Infuse-a-Cath®, and other miscellaneous catheters, and dialysis accessories, except for a peripherally inserted central venous catheter, or “PICC,” line and certain product accessories, and component parts produced for us by other manufacturers.

      We have received certification as an ISO 9001 medical device manufacturer for our Manchester facility. We also have obtained the right to affix CE (Conformite Europeenne) marking to our product lines manufactured at the facility. CE marking is a European symbol of conformance to strict product manufacturing and quality system standards.

      While we believe we have a good relationship with each third party manufacturer that supplies certain component parts for our products or product accessories, there can be no assurance that such relationships will not deteriorate in the future or be terminated. Deterioration in or termination of these manufacturing relationships could cause us to experience interruptions in our manufacturing and delivery processes and have a material adverse impact on our business, financial condition and operating results. Furthermore, when the manufacturing arrangements with these third parties expire, we will have to make other manufacturing arrangements or manufacture such component parts or product accessories at our facilities.

Government Regulation

      As a manufacturer and distributor of medical devices, we are subject to regulation by, among other governmental entities, the U.S. Food and Drug Administration, or the “FDA,” and the corresponding agencies of the states and foreign countries in which we sell our products. These regulations govern the introduction of new medical devices, the observance of certain standards with respect to the manufacture, testing and labeling of such devices, the maintenance of certain records, the tracking of devices, and other matters. These regulations may have a material impact on our operations. The FDA pursues a rigorous enforcement program to ensure that regulated businesses, like ours, comply with applicable laws and regulations.

      All medical device manufacturing establishments are required to be registered with FDA. Similarly, all categories of medical devices marketed by a company in the United States are required to be listed. We must update our establishment and listing information pursuant to FDA regulations. FDA can take regulatory action against a company that does not provide or update its registration and listing information.

      Pursuant to the Food, Drug and Cosmetic Act, or the “FDC Act,” medical devices intended for human use are classified into three categories, Classes I, II and III, on the basis of the controls deemed necessary by the FDA to reasonably assure their safety and effectiveness. Class I devices are subject to general controls (for example, labeling, premarket notification and adherence to good manufacturing practice regulations) and Class II devices are subject to general and special controls (for example, performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, Class III devices are those which must receive premarket approval (PMA) from the FDA to ensure their safety and effectiveness (for example, life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices).

      Some Class I devices and most Class II devices require premarket notification (510(k)) clearance pursuant to Section 510(k) of the FDC Act. Class III devices are required to have PMA. Obtaining a PMA can take up to several years or more and involve preclinical studies and clinical testing. In contrast, the process of obtaining a 510(k) clearance typically requires the submission of substantially less data and generally involves a shorter review period, although obtaining a 510(k) clearance may involve the submission of a substantial volume of data, including clinical data, and may require a substantial review period. A 510(k) premarket notification clearance indicates that the FDA agrees with an applicant’s determination that the product for which clearance has been sought is substantially equivalent in terms of safety and effectiveness to another medical device that has been previously marketed but does not indicate that the product is safe and effective. A PMA indicates that the FDA has approved as safe and effective a product to be marketed for the uses described in the approved labeling.

      In addition to requiring clearance or approval for new products, the FDA may require clearance or approval prior to marketing products that are modifications of existing products. FDA Regulations provide that new 510(k) clearances are required when, among other things, there is a major change or modification in the intended use of the device or a change or modification to a legally marketed device that could significantly affect its safety or effectiveness. A manufacturer is expected to make the initial determination as to whether a proposed change to a cleared device or to its intended use is of a kind that would necessitate the filing of a new 510(k) notification. We have made certain modifications to our cleared devices for which it has determined that new 510(k) clearances are not required. There can be no assurance, however, that the FDA would concur with our conclusion that a particular change does not necessitate a new 510(k) application. If the FDA were to investigate and disagree with our determinations and conclude that one or more implemented changes requires a new 510(k), the FDA could take regulatory actions such as issuance of a warning letter or requiring that we cease marketing modified devices until new 510(k) notifications are cleared.

      In order to conduct clinical trials of an uncleared or unapproved device, companies generally are required to comply with Investigational Device Exemptions regulations, or “IDE regulations.” For significant risk devices, the IDE regulations require FDA approval of an IDE before a clinical study may begin. In its approval letter for significant risk device IDE studies, the agency may limit the number of patients that may be treated with the device and/or the number of institutions at which the device may be used. Device studies subject to the IDE regulations are subject to various restrictions imposed by the FDA. Patients must give informed consent to be treated with an investigational device. The institutional review board of each institution where a study is being conducted must also approve the clinical study. The device generally may not be advertised or otherwise promoted. Unexpected adverse experiences must be reported to the FDA. The company sponsoring the investigation must ensure that the investigation is being conducted in accordance with the IDE regulations.

      To date, our products have received FDA marketing clearances only through the 510(k) process. Certain future product applications, however, could require approval through the PMA process. In addition, future products may require approval of an IDE. There can be no assurance that all necessary 510(k) clearances or PMA or IDE approvals will be granted on a timely basis or at all. The FDA review process may delay our product introductions in the future. It is possible that delays in receipt of or failure to receive any necessary clearance or approval could have a material adverse effect on our operations.

      Pursuant to the FDA’s Good Manufacturing Practices under the Quality System Regulations (“GMP/ QSR”), we must manufacture our products and maintain our records in a prescribed manner with respect to manufacturing, testing and control activities. Further, we are required to comply with FDA requirements for labeling and promotion of our products. For example, the FDA prohibits cleared or approved devices from being marketed or promoted for uncleared or unapproved uses. The medical device reporting regulation requires that we provide information to the FDA whenever there is evidence to reasonably suggest that one of our devices may have caused or contributed to a death or serious injury, or that there has occurred a malfunction that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur.

      Medical device manufacturers and distributors are generally subject to periodic inspections by the FDA. If the FDA determines that a company is not in compliance with applicable laws and regulations, it can, among other things, issue a warning letter apprising the company of violative conduct, detain or seize products, issue a recall, enjoin future violations and assess civil and criminal penalties against the company, its officers or its employees. The FDA recently completed an inspection of our Manchester, Georgia facility and in September 2002 issued a Form 483 letter specifying five observations as a result of its inspections. We have implemented corrective procedures in response to such letter and are in the process of preparing a written response to the letter.

      In addition, it is possible that clearances or approvals could be withdrawn in certain circumstances. Failure to comply with regulatory requirements or any adverse regulatory action could have a material adverse effect on our business, financial condition and results of operations.

      Medical device laws and regulations are also in effect in many of the countries in which we do business outside the United States. These range from comprehensive device approval requirements for some or all of our medical device products to simple requests for product data or certifications. The number and scope of these requirements are increasing. Medical device laws and regulations are also in effect in many of the states in which we do business. State and foreign medical device laws and regulations may have a material impact on us. In addition, international sales of certain medical devices manufactured in the United States but not cleared or approved by the FDA for distribution in the United States are subject to FDA export requirements and policies, including a policy whereby we provide a statement to FDA certifying that the product to be exported meets certain criteria and FDA issues a certificate to facilitate device export.

      Federal, state and foreign laws and regulations regarding the manufacture, sale and distribution of medical devices are subject to future changes. For example, Congress enacted the Food and Drug Administration Modernization Act of 1997, which included several significant amendments to the prior law governing medical devices. Additionally, the FDA made significant changes to its GMP regulations and may make changes to other regulations as well. We cannot predict what impact, if any, such changes might have on our business; however, such changes could have a material impact on us and our business, financial condition and operating results.

Anti-Kickback Statute

      Pursuant to 42 U.S.C. Section 1320a-7b(b) (the “Anti-Kickback Statute”), the knowing and willful offer or receipt of any remuneration, directly or indirectly, in cash or in kind, in exchange for or which is intended to induce the purchase, lease or order of any good, facility, item or service for which payment may be made in whole or in part under a federal healthcare program, including Medicare and Medicaid, is prohibited. A violation of the Anti-Kickback Statute is a felony, punishable by fine, imprisonment or exclusion from the Medicare and Medicaid or other applicable federal healthcare programs. The Anti-Kickback Statute has been interpreted broadly by courts and administrative bodies. Certain regulations promulgated under the Anti-Kickback Statute (i.e., 42 C.F.R. Section 1001.952(j)) provide that prohibited remuneration under the Anti-Kickback Statute does not include any payment by a vendor of goods to a group purchasing organization, as defined in the regulations, if certain standards are met. We believe that the group purchasing organizations with which we have purchasing agreements comply in all material respects with such standards.

Healthcare Reform

      In recent years, several comprehensive healthcare reform proposals were introduced in the United States Congress. The intent of the proposals was, generally, to expand healthcare coverage for the uninsured and reduce the growth of total healthcare expenditures. While none of the proposals were adopted, healthcare reform may again be addressed by the current United States Congress. Certain states have made significant changes to their Medicaid programs and have adopted various measures to expand coverage and limit costs.

      Implementation of government healthcare reform and other efforts to control costs may limit the price of, or the level at which reimbursement is provided for, our products. In addition, healthcare reform may accelerate the growing trend toward involvement by hospital administrators, purchasing managers and buying groups in purchasing decisions. This trend would likely include increased emphasis on the cost-effectiveness of any treatment regimen. These changes also may cause the marketplace in general to place increased emphasis on the utilization of minimally invasive surgical procedures and the delivery of more cost-effective medical therapies. Regardless of which additional reform proposals, if any, are ultimately adopted, the trend toward cost controls and the requirements of more efficient utilization of medical therapies and procedures will continue and accelerate. We are unable at this time to predict whether any such additional healthcare initiatives will be enacted, the final form such reforms will take or when such reforms would be implemented.

      Our products are purchased principally by hospitals, hospital networks and hospital buying groups. During the past several years, the major third-party payors of hospital services (Medicare, Medicaid, private healthcare indemnity insurance and managed care plans) have substantially revised their payment methodologies to contain healthcare costs. These cost pressures are leading to increased emphasis on the price and cost-effectiveness of any treatment regimen and medical device. In addition, third-party payors, such as governmental programs, private indemnity insurance and managed care plans which are billed by hospitals for such healthcare services, are increasingly negotiating the prices charged for medical products and services and may deny reimbursement if they determine that a device was not used in accordance with cost-effective treatment methods as determined by the payor, was experimental or was used for an unapproved application. There can be no assurance that in the future, hospital purchasing decisions or third party reimbursement levels will not adversely affect the profitability of our products.

Insurance

      We maintain insurance in such amounts and against such risks as it deems prudent, although no assurance can be given that such insurance will be sufficient under all circumstances to protect us against significant claims for damages. The occurrence of a significant event not fully insured could materially and adversely affect our business, financial condition and results of operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at commercially reasonable rates or on acceptable terms.

Patents, Trademarks, Licenses and Proprietary Rights

      We believe that patents and other proprietary rights are important to our business. We also rely upon trade secrets, “know-how,” continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

      We currently own numerous United States patents and patent applications, as well as numerous foreign patents, which relate to aspects of the technology used in certain of our products, including the LifePort family of vascular access ports, the Vortex vascular access ports, the Infuse-a-Cath family of central venous catheters and the Bayonet locking system used in the LifePort and in the Vortex port families of products. We also are a party to license agreements with third parties pursuant to which we have obtained, for varying terms, the right to make, use and/or sell products that are covered under such license agreements in consideration for royalty payments. Our products subject to such license agreements include the Circle C acute and chronic catheters, which includes the LifeJet chronic catheters, and certain products in the development stage. There can be no assurance that we or our licensors have or will develop or obtain additional rights to products or processes that are patentable, that patents will issue from any of the pending patent applications filed by us or that claims allowed will be sufficient to protect any technology that is licensed to us. In addition, no assurances can be given that any patents issued or licensed to us or other licensing arrangements will not be challenged, invalidated, infringed or circumvented or that the rights granted thereunder will provide competitive advantages for our business or products. In such event our business, results of financial condition and operating results could be materially adversely effected.

      There has been substantial litigation regarding patent and other intellectual property rights in the medical devices industry. Although we have not been a party to any material litigation to enforce intellectual property rights held by us, or a party to any material litigation seeking to enforce rights alleged to be held by others, future litigation may be necessary to protect patents, trade secrets or “know-how” owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of us and others. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions. Any such litigation could result in substantial cost to and diversion of effort by us. Adverse determinations in any such litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on our business, results of operations and financial condition. Accordingly, we may, in the future, be subject to legal actions involving patent and other intellectual property claims.

      We rely upon trade secrets and proprietary technology for protection of our confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information or techniques or that third parties will not otherwise gain access to our trade secrets or disclose such technology.

      We also rely upon trademarks and trade names for the development and protection of brand loyalty and associated goodwill in connection with our products. Our policy is to protect our trademarks, trade names and associated goodwill by, among other methods, filing United States and foreign trademark applications relating to our products and business. We own numerous United States and foreign trademark registrations and applications. We also rely upon trademarks and trade names for which we do not have pending trademark applications or existing registrations, but in which we have substantial trademark rights. Our registered and unregistered trademark rights relate to the majority of our products, including the Circle C®, Infuse-a-Port®, Triumph-1®, Infuse-a-Cath®, LifePort®, Pheres-Flow®, Vortex®, VTX® and LifeJet™ product lines. There can be no assurance that any of our registered or unregistered trademarks or trade names will not be challenged, canceled, infringed or circumvented, or be declared generic, or be declared infringing on other third-party marks, or provide any competitive advantage to us.

Environmental Compliance

      We are subject to various federal, state and local laws and regulations relating to the protection of the environment. In the course of our business, we are involved in the handling, storage and disposal of materials which are classified as hazardous. We believe that our operations comply in all material respects with applicable environmental laws and regulations. While we continue to make capital and operational expenditures for protection of the environment, we do not anticipate that those expenditures will have a material adverse effect on our business, financial condition and operating results.

Raw Materials

      We have arrangements with various suppliers to provide us with the quantity of component parts and materials necessary to assemble our products. Almost all of the components and materials used in our assembly process are available from a number of different suppliers, although certain components are purchased from a limited number of sources. While we believe that there are alternative and satisfactory sources for our components ad materials, a sudden disruption in supply from one of our existing suppliers could adversely affect our ability to deliver our products in a timely manner and could adversely affect our operating results.

Backlog

      Delivery lead times for our products are very short at times and, consequently, we routinely maintain an immaterial amount of order backlog which is generally filled within 60 days of the order date. Management currently believes that our backlog is not a reliable indicator of future financial or operating performance.

Research and Product Development

      We presently engage in research and development activities. The principal focus of our research and development effort has been to identify and analyze the needs of vascular surgeons, physicians and clinicians, and to develop products that address these needs. We view proposals from physicians and other healthcare professionals as an important source of potential research and development projects. We believe that those end-users are often in the best position to conceive of new products and to recommend ways to improve the performance of existing products. Many of our product improvements have resulted from collaborative efforts with physicians and other healthcare professionals or other medical device manufacturers.

      Research and development expenses accounted for $125,200 in 2001 (less than 1% of net sales). We did not incur material research and development expenses during 1999 and 2000. The 2001 amount was used primarily to incorporate the VTX technology into our other line of ports, including LifePortVTX and TriumphVTX and to develop our LifeJet chronic dialysis catheter.

Competition

      The markets for our product lines are highly competitive. We face substantial competition from a number of other manufacturers and suppliers of vascular access ports, dialysis and apheresis catheters and related ancillary products, including companies with more extensive research and manufacturing capabilities and greater technical, financial and other resources. In response to increased concerns about the rising costs of healthcare, United States hospitals and physicians are placing increasing emphasis on cost-effectiveness in the selection of products to perform medical procedures. We believe that our products compete primarily on the basis of: (i) innovative product design, development and improvement; (ii) customer support; (iii) brand loyalty; and (iv) price. Our competitors in the vascular access products business include Bard Access Systems, a division of C.R. Bard, Inc. (“Bard”), and Sims, a division of Smiths Group plc. Our competitors in our catheter products business include Medical Components, Inc., Bard, and Quinton, a division of Tyco International.

Employees

      As of June 30, 2002, we had approximately 160 full-time employees.

Properties

      Our principal executive and administrative offices and manufacturing and development center is located in Manchester, Georgia in a 60,000 square foot facility. We lease the Manchester facility and the 10.5 acre lot on which it is located from the Development Authority of the City of Manchester pursuant to three operating leases which expire in 2010 (collectively, the “Manchester Leases”) and under which we pay monthly lease payments of approximately $15,800 in the aggregate. We have an option to extend each of the Manchester Leases for an additional five-year term and an option to purchase the facility and/or the adjacent lot containing approximately seven acres. While we consider the Manchester facility to be in good condition and adequate to meet our present and foreseeable needs, a significant increase in demand or production could render the Manchester facility inadequate.

      We own a 6,400 square foot office condominium located in Atlanta, Georgia, which we utilize for administrative offices.

      While we consider this space to be in good condition and adequate to meet our present and foreseeable needs, a significant increase in demand or inventory could render the facilities inadequate. We also use a bonded warehouse facility for storage of a portion of our inventory.

Legal Proceedings

      On March 30, 2001, Horizon and Vascutech Acquisition, LLC (“Vascutech”) entered into an asset purchase agreement (the “IFM Agreement”) whereby we sold to Vascutech the Ideas for Medicine product line and related assets. Pursuant to the IFM Agreement, the second installment of the purchase price in the amount of $220,366.80 (the “Second Installment”) was due from Vascutech to us on September 30, 2001. On September 7, 2001, LeMaitre Vascular, Inc. (formerly known as Vascutech, Inc.) (“LeMaitre”) sent a letter to us seeking indemnification under the IFM Agreement in an amount equal to $800,000 for our alleged breach of our representations and warranties set forth in the IFM Agreement. We responded to LeMaitre by letter on September 19, 2001, notifying LeMaitre of our position that we had not breached the IFM Agreement and indicating that we expected receipt of the Second Installment on September 30, 2001. On September 24, 2001, we filed a Complaint for Declaratory Judgment and Breach of Contract against LeMaitre and Vascutech in the Superior Court of Fulton County in the State of Georgia. We requested (i) judgment in the amount of $220,366.80, the amount owed to us under the IFM Agreement; and (ii) that the Court declare that we have not breached the representations and warranties in the IFM Agreement and that our obligations under the IFM Agreement have been fully satisfied. On November 8, 2001, LeMaitre filed its Answer to the Complaint, denying both the breach of contract claim and the grounds for our request for a declaratory judgment. LeMaitre also filed a counterclaim against us for breach of contract, fraud and deceit, and punitive damages. In August 2002, we, LeMaitre and Vascutech settled this lawsuit.

      In May of 2002, we became aware of a Complaint for Declaratory Judgment filed in the United States District Court for the District of Massachusetts by LeMaitre against one of our distributors, Cardio Medical Products, Inc. (“Cardio Medical”). We have a distributorship agreement with Cardio Medical for the IFM product line entered into prior to the closing under the IFM Agreement. Under the IFM Agreement, LeMaitre agreed to continue selling the IFM product line to Cardio Medical as required by the Cardio Medical distributorship agreement for the remainder of its term through December 31, 2002, provided LeMaitre received from Cardio Medical confirmation of the terms of such agreement satisfactory to LeMaitre. Cardio Medical has asserted that LeMaitre has an obligation to sell the IFM product line to Cardio Medical pursuant to the distributorship agreement between Cardio Medical and us. In its suit for Declaratory Judgment, LeMaitre requested a declaration that the IFM Agreement created no contractual rights between Cardio Medical and LeMaitre, and that LeMaitre has no obligation to sell its IFM products to Cardio Medical. In early June, 2002, Cardio Medical answered LeMaitre’s Complaint, and asserted a counterclaim against us and LeMaitre for breach of contract. The counterclaim alleged that we breached the distributorship agreement between Cardio Medical and us by (1) failing and refusing to sell IFM products to Cardio Medical (either directly or through LeMaitre); and (2) selling or allowing LeMaitre to sell IFM products directly to customers in the territory granted exclusively to Cardio Medical. We have responded to the counterclaim and have denied liability for Cardio Medical’s damages. The suit is in the early phases, and we intend to contest the matter vigorously. At this time it is not possible for us to evaluate the likelihood of an unfavorable outcome or to estimate whether the ultimate result will have a material adverse effect on our operations.

      On August 8, 2002, we received a subpoena from the Office of Inspector General of the Department of Health & Human Services requesting documents relating to our agreement with a group purchasing organization. We plan to cooperate fully with the request.

      On September 4, 2002, we received an FD-483 letter specifying five items. Horizon is currently preparing its response to such letter. See “— Government Regulation” above.

      We also are a party from time to time to other actions arising in the ordinary course of business which it deems immaterial. Although we believe that we have defenses to the claims of liability or for damages in the actions against it, there can be no assurance that additional lawsuits will not be filed against us or our subsidiaries. Further, there can be no assurance that the lawsuits will not have a disruptive effect upon the operations of our business, that the defense of the lawsuits will not consume the time and attention of our senior management and our subsidiaries, or that the resolution of the lawsuits will not have a material adverse effect on our operating results and financial condition. We intend to vigorously defend or pursue each of the lawsuits.

      We maintain insurance in such amounts and against such risks as it deems prudent, although no assurance can be given that such insurance will be sufficient under all circumstances to protect us against significant claims for damages. The occurrence of a significant event not fully insured could materially and adversely affect our business, financial condition and results of operations.

      Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at commercially reasonable rates or on acceptable terms.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      Based upon a review of filings with the Securities and Exchange Commission, we believe that each of Marshall B. Hunt, our Chairman and Chief Executive Officer, William E. Peterson, Jr., our President and Secretary, Roy C. Mallady, Jr., our former Vice Chairman, and Tryian (Bahamas) Limited is the beneficial owner of more than 5% of our common stock. Additionally, following the Recapitalization, Medtronic, Inc. and ComVest Venture Partners, L.P., and certain affiliates thereof, became the beneficial owner of more than 5% of our common stock. The following table shows the amount of our common stock beneficially owned (unless otherwise indicated) as of August 10, 2002 by (i) our directors and nominees for director, (ii) our named executive officers (as defined herein), (iii) our directors and executive officers as a group and (iv) each person known by us to beneficially own more than 5% of our common stock.

	Number of
	Shares	Percent of
	Beneficially	Shares
Name(1)	Owned(2)	Outstanding

Directors and Executive Officers:
Marshall B. Hunt(3)	6,371,198	33.9%
William E. Peterson, Jr.(4)	3,861,890	22.3%
Robert J. Wenzel	—	*
Robert R. Singer(5)	98,600	*
R. Bruce Maloy(6)	97,500	*
Julie F. Lancaster(7)	51,800	*
H. Ross Arnold, III(8)	40,000	*
Robert J. Simmons(9)	158,892	*
A. Gordon Tunstall(10)	106,000	*
T. Lee Provow	284,854	1.7%
Robert D. Tucker(11)	28,000	*
All current directors and executive officers as a group (11 persons)	11,098,734	54.9%
Other 5% Shareholders:
ComVest Venture Partners, LP(12)
Attn: Carl Kleidman
830 Third Avenue
New York, New York 10022	8,875,000	35.3%
Commonwealth Group Holdings, LLC(12)
Attn: Carl Kleidman
830 Third Avenue
New York, New York 10022	9,186,018	36.6%
ComVest Management, LLC(13)
Attn: Carl Kleidman
830 Third Avenue
New York, New York 10022	8,875,000	35.3%
Medtronic, Inc.(14)
710 Medtronic Pkwy
Minneapolis, Minnesota 55932	6,000,000	26.9%
Michael S. Falk(15)
RMC Capital, LLC
1640 Powers Ferry Rd.
Suite 125
Marietta, Georgia 30067	9,944,240	39.6%

	Number of
	Shares	Percent of
	Beneficially	Shares
Name(1)	Owned(2)	Outstanding

Robert Priddy(16)
RMC Capital, LLC
1640 Powers Ferry Rd.
Suite 125
Marietta, Georgia 30067	2,131,448	11.6%
RMC Capital, LLC(17)
1640 Powers Ferry Rd.
Suite 125
Marietta, Georgia 30067	1,000,000	5.8%
Tryian (Bahamas) Limited
c/o Mr. Graeme P. Denison
Caledonia Investments plc
Cayzer House
1 Thomas More St.
London England E1W 1YB	1,494,416	9.1%
Roy C. Mallady, Jr.(18)
2985 Nancy Creek Road, N.W.
Atlanta, Georgia 30327	1,051,100	6.4%

*	Represents less than 1% of our outstanding common stock.

(1)	Except as otherwise indicated, the address of each of the executive officers and directors is the address of Horizon Medical Products, which is One Horizon Way, P.O. Drawer 627, Manchester, Georgia 31816.

(2)	Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has the right to acquire within sixty (60) days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest. Except as set forth in the footnotes below, the persons named below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

(3)	Includes 1,149,210 shares of common stock owned by Hunt Family Investments, L.L.L.P., a Georgia limited liability limited partnership of which Mr. Hunt is the managing general partner, and 2,500,000 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days.

(4)	Includes 1,000,000 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days.

(5)	Includes 68,600 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days.

(6)	Includes 67,500 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days.

(7)	Includes 51,800 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days.

(8)	Includes 40,000 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days.

(9)	Includes 45,328 shares owned of record by Healthcare Alliance, LLC, an affiliate of Mr. Simmons. Also includes 81,000 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days.

(10)	Includes 81,000 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days.

(11)	Includes 28,000 shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days.

(12)	ComVest Management, LLC (“ComVest Management”) is the general partner of ComVest Venture Partners, LP (“ComVest”), and ComVest Management is wholly-owned by Commonwealth Associates Management Company, Inc. (“CAMC”). ComVest may be deemed to be the beneficial owner of an aggregate of 8,875,000 shares of our common stock. These holdings consist of (i) 3,375,000 shares of our common stock (3,300,000 of which shares are shares issuable upon conversion of the Bridge Note issued to ComVest), and (ii) the right to acquire 5,500,000 shares of common stock, exercisable upon conversion of a portion of the Convertible Notes, assuming the requisite shareholder approvals at the 2002 annual meeting of shareholders. An additional 1,100,000 shares of common stock offered hereby may be issued pursuant to conversion of Convertible Notes subsequent to March 16, 2003. Commonwealth Group Holdings, LLC (“CGH”) may be deemed to beneficially own the 8,875,000 shares of common stock beneficially owned by ComVest and 23,332 shares of common stock owned by Commonwealth Associates, L.P., in addition to 287,686 shares of common stock owned directly by CGH.

(13)	ComVest Management, as the general partner of ComVest, may be deemed to beneficially own 8,875,000 shares of our common stock beneficially held by ComVest. ComVest Management may be deemed to share voting and disposition powers with respect to these shares of common stock.

(14)	Represents shares of our common stock issuable upon conversion of a portion of the Senior Subordinated Convertible Notes, assuming the requisite shareholder approvals at the 2002 annual meeting of shareholders.

(15)	Mr. Falk may be deemed to beneficially own the 8,875,000 shares of common stock beneficially owned by ComVest, the 287,686 shares of common stock owned by CGH and the 23,332 shares of common stock beneficially owned by Commonwealth. In his capacity as Chairman and controlling equity owner of CAMC, which is the general and principal partner of Commonwealth, the owner of all the interests in ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities’ shares and may therefore be deemed to be the beneficial owner of such securities.

(16)	Mr. Priddy may be deemed to be the beneficial owner of an aggregate of 2,131,448 shares of our common stock. In addition to the 1,000,000 shares beneficially owned by RMC Capital, LLC (“RMC”), which Mr. Priddy beneficially owns as a manager of RMC, Mr. Priddy may be deemed to beneficially own an additional 1,131,448 shares of our common stock, over which Mr. Priddy maintains sole voting and dispositive power, 1,006,250 of which shares are issuable upon the conversion of a portion of the Senior Subordinated Convertible Notes, assuming the requisite shareholder approvals at the 2002 annual meeting of shareholders.

(17)	Represents shares of our common stock issuable upon conversion of a portion of the Senior Subordinated Convertible Notes, assuming the requisite shareholder approvals at the 2002 annual meeting of shareholders.

(18)	Includes 51,100 shares of common stock held through an Individual Retirement Account for the benefit of Mr. Mallady.

DIRECTORS

      Our board of directors currently consists of seven (7) directors divided into three classes, with each director serving a three-year term or completing the remaining term resulting from a vacancy on the Board.

      Class I Directors. The following directors are currently directors of Horizon, and are standing for election at our 2002 annual meeting of shareholders, to serve terms ending at our 2005 annual meeting of shareholders and until their successors are duly elected and qualified.

      Robert D. Tucker, 68, joined our board of directors in March 2002. Since February 1996, Mr. Tucker has served as Chairman and Chief Executive Officer of Maximum Benefits, LLC, a telecommunications company founded by Mr. Tucker in 1995, which markets long distance and internet services. From May 1997 to January 2001, Mr. Tucker served as President and Chief Executive Officer of Specialty Surgicenters, Inc., a developer, owner and manager of outpatient surgery centers. Mr. Tucker currently serves on the board of directors of HealthWatch, Inc., a healthcare information technology company that develops and markets software solutions for the healthcare industry.

      T. Lee Provow, 45, joined our board of directors in March 2002. Since January 2002, Mr. Provow has served as President and Managing Director of Commonwealth Holdings, LLC, a private investment fund. From January 2000 to December 2001, he served as the President and Chief Executive Officer of Intelispan, a provider of network solutions and enabler of electronic communications. From April 1998 to December 1999, Mr. Provow served as President and Chief Operating Officer of Slingshot Wireless Communications, LLC, a broadband infrastructure company. From June 1995 to March 1998, Mr. Provow served as Chief Operating Officer of Gridnet International, a business-to-business internet solutions provider and subsidiary of WorldCom, Inc. Mr. Provow currently serves as a director of Intraware, Inc., a provider of Internet-enabled information technology, Infowave Software, Inc., a developer, marketer and seller of wireless computing software solutions, and Notify Technology Corp., a developer, manufacturer, marketer and seller of computer telephone products.

      Class II Directors. Our directors listed below are serving terms ending at our 2003 annual meeting of shareholders and until their successors are duly elected and qualified.

      H. Ross Arnold, III, 57, joined our board of directors in February 2002. Since 1987, Mr. Arnold has served as Chairman of International Capital Holding Corp., and its subsidiary, Norcom, Inc., a manufacturer of school and office products. Since 1987, Mr. Arnold has also served as president of Quest Capital Corp., an investment company.

      Robert J. Simmons, 59, joined our board of directors in January 1998. Since 1993, Mr. Simmons has served as a director and Chairman and Chief Executive Officer of Healthcare Alliance, Inc. (“Healthcare Alliance”), which represents a consortium of healthcare manufacturers, and since 1990 he has been a director and President of RJS Healthcare, Inc., a healthcare consulting company. Mr. Simmons has previously served as a director and Chairman of Healthcare Logistics, a company focused on supply chain initiatives, founded in 1996. From 1985 to 1990, Mr. Simmons served as a director and Executive Vice President of Baxter International, Inc. Before joining Baxter International, Mr. Simmons held various positions at American Hospital Supply Corporation. Mr. Simmons presently serves as a director of WRP Corporation, a manufacturer and marketer of medical examination gloves and AccessPt, Inc., a web-enabled healthcare software company. Mr. Simmons has served on the boards of directors of Footmaxx, Ancilla Systems, Inc., CIS Technologies, The Evanston Hospital Corporation, Pyxis, Wheaton Franciscan Services, Inc. and Lake Forest Hospital.

      Class III Directors. Our directors listed below are serving terms expiring at our 2004 annual meeting of shareholders and until their successors are duly elected and qualified.

      Marshall B. Hunt, 46, is a co-founder of Horizon and has served as our director and Chief Executive Officer since our inception in 1990 except for the period from October 23, 2001 through March 15, 2002. During this period Mr. Hunt continued to serve as an employee of Horizon (but not as an officer or director, as required by the Forebearance Agreement), and was responsible for identifying and exploring refinancing opportunities. Mr. Hunt has served as our Chairman of the Board since 1997 (except for the period from October 23, 2001 through March 15, 2002). Prior to co-founding Horizon, Mr. Hunt co-founded Cardiac Medical, Inc., or CMI, a distributor of cardiac pacemakers, in 1987, and served as its Chief Executive Officer until October 1997. Mr. Hunt currently serves as Secretary of CMI. In 1981, Mr. Hunt founded Hunt Medical Systems, Inc., a distributor of pacemaker products, and served as its President from 1981 to 1987. From 1979 through 1981, Mr. Hunt held various sales and management positions with American Hospital Supply Corporation.

      William E. Peterson, Jr., 46, is a co-founder of Horizon and has served as our President since our inception in 1990. Mr. Peterson served as our interim Chief Executive Officer from January 24, 2002 through March 15, 2002. Mr. Peterson joined our board of directors in January 1998. Mr. Peterson served as Vice President of Finance of CMI from 1987 to 1997. From 1981 through 1987, he served as a financial officer of Copolymer Rubber & Chemical Corporation, a manufacturer of synthetic rubber. From 1978 to 1981, Mr. Peterson held various positions with the public accounting firm of Coopers & Lybrand L.L.P., rising to the position of Audit Senior. Mr. Peterson is a Certified Public Accountant.

      A. Gordon Tunstall, 58, joined our board of directors in January 1998. Mr. Tunstall is the founder of, and has served since 1980 as President of, Tunstall Consulting, Inc., a provider of strategic consulting and financial planning services. Mr. Tunstall is also currently a director of kforce.com, Inc., a professional and technical placement firm, Orthodontic Centers of America, Inc., a manager of orthodontic practices, and Advanced Lighting Technologies, Inc., a specialty lighting manufacturer. Mr. Tunstall has previously served as a director of Discount Auto Parts, Inc.

Director Compensation

      Cash Compensation. Each non-employee director of Horizon (excluding Mr. Provow) receives a fee of $3,000 for each meeting of our board of directors attended and $1,000 ($3,000 prior to March 14, 2002) for each meeting of a committee of the board of directors attended (except for committee meetings held on the same day as board meetings and except for Mr. Tucker’s attendance at meetings of the Executive Committee). Prior to June 1, 2001, each non-employee director of Horizon received a fee of $2,000 for each meeting of the board of directors attended and each meeting of a committee of the board of directors attended (except for committee meetings held on the same day as board meetings). Directors are reimbursed for travel and other expenses incurred in connection with attendance at meetings of our board of directors or committees thereof. Directors who are also our employees, as well as Mr. Provow, receive no additional compensation for service as directors.

      Options. Each non-employee director was granted, under our 1998 Stock Incentive Plan, options to acquire, subject to certain vesting requirements, up to 6,000 shares of common stock at an exercise price of $3.375 per share on December 2, 1999. In addition, each non-employee director, except for Mr. Detlor, was automatically granted, under our 1998 Stock Incentive Plan, options to acquire, subject to certain vesting requirements, up to 10,000 shares of common stock at an exercise price of $14.50 per share upon the consummation of our initial public offering in April 1998. Mr. Detlor was granted, under our 1998 Stock Incentive Plan, options to acquire, subject to certain vesting requirements, up to 10,000 shares of common stock at an exercise price of $15.50 per share upon joining our board of directors on April 22, 1998.

      On June 1, 2001, Messrs. Detlor, Simmons and Tunstall each received options to acquire 40,000 shares of common stock at an exercise price of $1.05 per share. One-half of these options became exercisable immediately upon grant. Beginning in 2002, the remaining half of these options vest in three equal annual installments at the earlier of our annual meeting of shareholders or June 1 of such year, in the event such director has continued as a director of Horizon until such vesting dates.

      On February 26, 2002, Mr. Arnold received options to acquire 40,000 shares of common stock at an exercise price of $0.70 per share. One-half of these options became exercisable immediately upon grant. Beginning in 2003, the remaining half of these options vest in three equal annual installments at the earlier of our annual meeting of shareholders or June 1 of such year, in the event Mr. Arnold has continued as a director of Horizon until such vesting dates.

      On March 14, 2002, Messrs. Simmons and Tunstall each received options to acquire 25,000 shares of common stock at an exercise price of $0.80 per share. These options are exercisable in the event such director continues to serve as a director until the earlier of our 2003 annual meeting of shareholders or June 1, 2003.

      On March 14, 2002, Mr. Detlor received an option to acquire 20,000 shares of common stock at an exercise price of $0.80 per share, all of which are vested and exercisable in full. Mr. Detlor resigned from the board on March 16, 2002.

      On March 16, 2002, Mr. Tucker received options to acquire 65,000 shares of common stock at an exercise price of $0.85 per share. Twenty-thousand shares of common stock underlying these options vested and became exercisable immediately upon grant. Twenty five-thousand shares of common stock underlying these options vest and become exercisable at 800 shares for each meeting of the Executive Committee attended by Mr. Tucker as a member of such committee. Beginning in 2003, the remaining 20,000 shares underlying these options vest in three equal annual installments at the earlier of our annual meeting of shareholders or June 1 of such year, in the event Mr. Tucker has continued as a director of Horizon until such vesting dates.

How often did the Board meet during 2001?

      Our board of directors met nine times during fiscal year 2001. Each director attended all meetings of the board of directors during 2001, except for Mr. Cohen, who resigned on May 29, 2001.

      Our board of directors has established an Executive Committee, an Audit Committee and a Compensation Committee. Please see below for more details on the composition and duties of these committees. The current members of each of these committees are set forth in the following table and denoted by an asterisk “*”:

BOARD COMMITTEE MEMBERSHIP

	Executive	Compensation	Audit
Name	Committee	Committee	Committee

H. Ross Arnold, III			*
Marshall B. Hunt	*
William E. Peterson, Jr.
Robert J. Simmons		*	*
Robert D. Tucker	*		*
A. Gordon Tunstall		*
T. Lee Provow	*

      The board of directors has not established a nominating committee.

      Executive Committee. The Executive Committee consists of three members of our board of directors, who are required by the Securityholders Agreement entered into in connection with the Recapitalization to be: (i) a director designated by ComVest who serves as Chairman of the Executive Committee, (ii) one independent director designated by ComVest; and (iii) Marshall B. Hunt, so long as he is an employee of Horizon. The Executive Committee did not meet during 2001.

      The Executive Committee, to the fullest extent permitted by law and our bylaws, has and may exercise, when the board of directors is not in session, all powers of the board in the management of our business and affairs. Pursuant to the Securityholders Agreement, effective upon the completion of the

Recapitalization, the affirmative vote of a majority of the members of the Executive Committee is required in order to approve certain material events concerning Horizon, including the following:

•	The establishment, termination or modification of any committees of the board of directors;

•	The acquisition of Horizon by another entity by means of any transaction or series of related transactions with us; or any other transaction which results in the disposition of 50% or more of the voting power of all classes of capital stock of us unless our shareholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (solely by virtue of securities issued as consideration for our acquisition or sale or otherwise) hold at least 50% of the voting power of the surviving or acquiring entity;

•	The sale of all or any material portion of our assets;

•	Our liquidation, dissolution or winding up;

•	The declaration or payment of any dividends on our capital stock other than dividends payable solely in our common stock;

•	Any amendment, supplement or modification of any kind to our articles of incorporation or bylaws;

•	The issuance of any stock options, except the stock options issued to Messrs. Hunt and Peterson pursuant to the Note Purchase Agreement;

•	Any capital expenditures exceeding $75,000 in any single instance or $250,000 in the aggregate in any fiscal year;

•	Entering into, modifying or terminating any material contract of Horizon;

•	The issuance of any debt or equity securities other than shares of common stock issuable upon exercise of stock options and warrants and the conversion of convertible securities outstanding as of March 15, 2002 and any additional stock options as may be approved by the board of directors;

•	The redemption by us of any of our securities; and

•	The incurrence by us or any subsidiary of certain indebtedness in excess of $50,000 in any single instance or $150,000 in the aggregate in any fiscal year, other than the Convertible Notes, the Senior Notes, if any, the Bridge Note and any senior secured indebtedness.

      In the event the Senior Subordinated Convertible Notes are paid in full, the Executive Committee will consist of four members of the board of directors, and such fourth member shall be an independent director approved by at least two-thirds of the board of directors. In the event that the Senior Subordinated Convertible Notes are paid in full and ComVest has received in the aggregate an annual 25% return with respect to these Convertible Notes purchased by ComVest, the provisions pertaining to the Executive Committee described above will no longer be applicable.

      Additionally, certain actions of the entire board of directors require the affirmative vote of the ComVest director, including the acquisition of or change in control of Horizon, the same of all or any material portion of our assets, the liquidation, dissolution or winding up of Horizon, the provision of any loan to or the ownership of any stock by Horizon in an unaffiliated corporation, our guarantee of indebtedness outside of the ordinary course of business, the declaration of dividends other than in common stock, the amendment of our articles of incorporation or bylaws, and the issuance of stock options.

      Compensation Committee. The Compensation Committee is responsible for reviewing and approving the compensation arrangements for our executive officers and for administering our 1998 Stock Incentive Plan until the Recapitalization was consummated on March 16, 2002, at which point the Executive Committee assumed responsibility for such administration. During 2001, the Compensation Committee met once and approved action by written consent on nine occasions.

      Audit Committee. The Audit Committee is responsible for nominating our independent auditors for approval by the board of directors, reviewing the scope, results and costs of the audit with our independent auditors, and reviewing our financial statements and accounting practices. During 2001, the Audit Committee met four times.

REPORT OF THE COMPENSATION COMMITTEE

ON EXECUTIVE COMPENSATION

      The Compensation Committee of our board of directors has furnished the following report on executive compensation for fiscal 2001.

What is our philosophy on executive officer compensation?

      Our compensation program for executives consists of the following key elements:

•	a base salary;

•	a performance-based annual or quarterly bonus; and

•	periodic grants of stock options.

      The Compensation Committee believes that this compensation approach best serves the interests of Horizon and our shareholders. It enables us to meet the requirements of the highly competitive environment in which we operate, while ensuring that executive officers are compensated in a way that advances both the short-and long-term interests of our shareholders. The variable annual or quarterly bonus permits individual performance to be recognized on an annual or quarterly basis, and is based, in significant part, on an evaluation of the contribution made by the officer to our performance. (Compensation and bonus arrangements applicable to our Chief Executive Officer and president, respectively, are described below.) Stock options relate a significant portion of long-term remuneration directly to stock price appreciation realized by all of our shareholders.

      Base Salary. Base salaries for our executive officers, as well as changes in such salaries, are determined by the Chief Executive Officer and President. Base salaries for the Chief Executive Officer and President are determined by and reviewed periodically by the Compensation Committee. The Compensation Committee can revise the compensation structure for executive officers as it determines is necessary. The factors the Compensation Committee considers in evaluating the adequacy of compensation for our executive officers include competitive industry salaries, a subjective assessment of the nature of the position, the contribution and experience of the officer, and the length of the officer’s service.

      Stock Options. Under the stock option guidelines adopted by the Compensation Committee, stock option grants may be made to executive officers upon initial employment, upon promotion to a new, higher level position that entails increased responsibility and accountability, in connection with the execution of a new employment agreement, and/or when all previously granted stock options have either fully vested or are within twelve months of full vesting. Using these guidelines, our Chief Executive Officer and President recommend the number of options to be granted, within a range associated with the individual’s salary level, and present their recommendations to the Compensation Committee for review and approval. Our Chief Executive Officer and/or the President may make recommendations that deviate from the guidelines where they deem it appropriate. While options typically vest over a minimum two-year or four-year period, options granted to certain executive officers may have longer or shorter vesting periods. No options were granted under our 1998 Stock Incentive Plan to our Chief Executive Officer or President in 2001. Subsequent to the Recapitalization, the Executive Committee will have oversight over the grant of stock options.

How are the Chief Executive Officer and President compensated?

      As Chief Executive Officer and President, respectively, Marshall B. Hunt and William E. Peterson, Jr. are compensated pursuant to the terms of employment agreements which were entered into on March 16, 2002. The agreements, which extend through March 16, 2003 for Mr. Hunt and September 16, 2002 for Mr. Peterson, subject to earlier termination under certain circumstances, provide for an annual base salary of $270,000 for Mr. Hunt and $225,000 for Mr. Peterson, with the opportunity for Messrs. Hunt and Peterson to earn an annual bonus of 100% of base salary if the annual increase in our earnings per share is 35% or more and 50% of base salary if the annual increase in our earnings per share is at least 25% but less than 35%. See “Employment Agreements” below. Upon entering into his new employment agreement in connection with the Recapitalization, we paid bonus compensation of $319,921 to Mr. Hunt, after which Mr. Hunt was required to pay the net amount of this compensation to us, equaling the amount of principal and accrued interest (in the aggregate of $170,830) under outstanding promissory notes payable by Mr. Hunt to us. Upon entering into his new employment agreement in connection with the Recapitalization, we paid to Mr. Peterson bonus compensation (i) of $314,738, after which Mr. Peterson was required to pay the net amount of this compensation to us, equaling the amount of principal and accrued interest (in the aggregate of $170,830) under outstanding promissory notes payable by Mr. Peterson to us, and (ii) of $225,000. Additionally, under this new employment agreement, Mr. Hunt is entitled to bonus compensation, in an amount equal to one percent (1%) of the principal amount of the Senior Subordinated Convertible Notes issued to ComVest and of any Additional Note Purchaser upon and to the extent any such note is paid by us or converted by the holder of such Convertible Notes into shares of our common stock. Mr. Hunt’s bonus is entirely conditioned upon such payment by Horizon or conversion and is payable to Mr. Hunt only at such time. Please see “Employment Agreements” below.

How is Horizon addressing Internal Revenue Code limits on deductibility of compensation?

      Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation’s chief executive officer and four other most highly compensated executive officers as of the end of any fiscal year. No executive officer of Horizon received more than $1,000,000 in compensation in fiscal year 2001 that will be subject to the Section 162(m) limitation on deductibility.

Compensation Committee

A. Gordon Tunstall
Robert J. Simmons

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      None of the members of the board’s Compensation Committee is or has been an officer or employee of Horizon.

      During 2000 and 2001, Tunstall Consulting, Inc., an affiliate of Gordon Tunstall, a director of Horizon, provided consulting services to us with respect to financial and certain related matters, including the Recapitalization. In 2000, we incurred to Tunstall Consulting fees of $107,755 in consideration for such services, and in 2001, we incurred fees of $484,015 in consideration for such services. Since January 1, 2002, we have incurred, and paid in its entirety, fees of $318,185 to Tunstall Consulting for consulting services rendered to us in connection with the Recapitalization.

EMPLOYMENT AGREEMENTS

      Employment Agreements with Marshall B. Hunt and William E. Peterson, Jr. On April 3, 1998, we entered into employment agreements with each of Mr. Hunt and Mr. Peterson, Jr. (collectively, the “Employment Agreements”) which provided for Mr. Hunt’s employment as Chairman of the Board and Chief Executive Officer and Mr. Peterson’s employment as President. The Employment Agreements each had a five-year term (subject to the right of either us or Messrs. Hunt and Peterson to terminate the Employment Agreement upon 90 days’ notice) and initially provided for initial annual base salaries for Messrs. Hunt and Peterson of $220,000 and $190,000, respectively, with the opportunity to earn an annual bonus of 100% of base salary if the annual increase in our earnings per share is 35% or more and 50% of base salary if the annual increase in our earnings per share is at least 25% but less than 35%.

      By amendment to each Employment Agreement, effective May 12, 1999, Mr. Hunt’s base salary was increased to $270,000 and Mr. Peterson’s base salary was increased to $225,000. The Employment Agreements provided that Messrs. Hunt and Peterson were entitled to participate in all compensation, benefit and insurance programs maintained by us in which executive officers are eligible to participate and for certain other benefits, including reimbursement for reasonable family medical and dental expenses which are not covered by insurance, automobile leases and certain reimbursements for country club dues. In the event the employment of either Mr. Hunt or Mr. Peterson were terminated without cause (as defined in the respective Employment Agreements), he would be entitled to receive his base salary and benefits for the remaining term of the Employment Agreement, but in any event for no less than three years following the date of termination, as well as bonus compensation payable with respect to the calendar year in which he is terminated on a prorated basis. In the event of a change in control (as defined in the respective Employment Agreements) of Horizon and their termination of employment, Messrs. Hunt and Peterson would be entitled to receive, in lieu of salary, a lump-sum payment equal to the base salary for the remaining term of employment under the Employment Agreements, but in no event for a period less than three years.

      By amendment to each Employment Agreement, effective September 24, 2001, the term of each Employment Agreement was extended to June 30, 2006.

      In connection with the Recapitalization, we entered into new Employment Agreements with Mr. Hunt and Mr. Peterson on March 16, 2002, replacing their existing Employment Agreements (collectively, the “New Employment Agreements”). In the New Employment Agreements, the above-described base salary, the earnings per share bonus compensation, and benefits remain substantially the same. Mr. Hunt is also entitled to additional bonus compensation described above under “How Are the Chief Executive Officer and President Compensated?” for the conversion of or our payment of certain Convertible Notes. The term of each New Employment Agreement is 12 months (until March 16, 2003) for Mr. Hunt and six months (until September 16, 2002) for Mr. Peterson.

      If Mr. Hunt or Mr. Peterson is terminated by us without cause (as defined in the New Employment Agreements) either during the term of the applicable New Employment Agreement or thereafter, or if Mr. Hunt or Mr. Peterson is not offered continued employment with us when the term of his New Employment Agreement expires on terms and conditions that are at least as favorable as the terms and conditions in the applicable New Employment Agreement, then he is entitled to one year severance of his base salary and certain employee benefits.

      If a change in control event occurs at any time when Mr. Hunt or Mr. Peterson is employed or is receiving severance payments from us, then he is entitled to receive, in lieu of such severance compensation and benefits, his base salary for each of the three years after such change in control event occurs. A change in control event is defined as one of the following transactions that occurs prior to March 16, 2005: (i) the adoption of a plan of merger or consolidation as a result of which the holders of our outstanding voting stock as a group receive less than fifty percent of the voting stock of the surviving or resulting corporation, or (ii) the sale of substantially all of our assets, and as a result of either transaction our shareholders receive cash and/or securities valued on the date of the transaction at $3.00 or more per share.

      In connection with his New Employment Agreement, each of Mr. Hunt and Mr. Peterson was granted options to purchase 3,500,000 shares (the “Hunt Options”) and 1,000,000 shares (the “Peterson Options”), respectively, of our common stock at the exercise price of $0.45 per share. The Peterson Options and 2,500,000 shares of the Hunt Options are vested and exercisable immediately and have terms of ten years. The Hunt Options for 1,000,000 shares vest and become exercisable after the earliest to occur of the following: (i) January 1, 2004, provided that our net income before any provision for income taxes is at least $8 million for the fiscal year ending December 31, 2003, which amount is to be adjusted appropriately in the event that we sell any of our operating assets or divisions and reduce our debt, (ii) the date on which we consummate a merger, consolidation or sale or disposition of all or substantially all of our stock or assets, or (iii) a date on which we terminate the employment of Mr. Hunt for other than good cause (as defined in the New Employment Agreements) if such termination date occurs prior to January 1, 2004.

      Employment Agreement with Robert J. Wenzel. We entered into an employment agreement with Robert J. Wenzel dated May 8, 2002 (the “Wenzel Employment Agreement”), which provides for Mr. Wenzel’s employment as our Chief Operating Officer. The Wenzel Employment Agreement expires on December 31, 2002 (subject to our right to terminate the Agreement upon notice with cause (as defined therein) or upon thirty days prior notice) and provides for an annual base salary of $200,000 prorated over such term. The Wenzel Employment Agreement provides that Mr. Wenzel is eligible to earn bonus compensation of $65,000 if the management business objectives established for Mr. Wenzel by our Chief Executive Officer and the Executive Committee of the Board for the third and fourth quarters of 2002 are satisfied. The Wenzel Employment Agreement also provides that Mr. Wenzel is entitled to participate in all benefit and insurance programs maintained by us in which executive officers are eligible to participate, to have an automobile allowance, and to have a monthly commute expense allowance. Mr. Wenzel is entitled to use our apartment in Manchester, Georgia prior to his permanent move to Georgia. He will be entitled to receive his base salary and health insurance benefits through December 31, 2002 in the event his employment is terminated without cause (as defined), and if he is terminated without cause after June 30, 2002, he will be deemed to have earned any bonus payable with respect to the quarter in which termination occurs on a prorated basis.

      Pursuant to the Wenzel Employment Agreement, the Executive Committee has granted Mr. Wenzel options to purchase 250,000 shares of our common stock under our Stock Incentive Plan, but such grant is conditioned upon approval of an increase in the number of shares authorized under the Stock Incentive Plan from 1,400,000 to 6,000,000 shares by the shareholders at the 2002 annual meeting of shareholders. Such options become exercisable as follows: 100,000 shares become exercisable on December 31, 2002 if Mr. Wenzel is an employee on such date, and in the event the term of his agreement is renewed (as described below), then the remaining option for 150,000 shares will become exercisable in increments of one-third on December 31, 2003 if he is an employee on such date, one-third on December 31, 2004 if he is an employee on such date, and the remaining one-third on December 31, 2005 if he is an employee on such date.

      Under the Wenzel Employment Agreement, we and Mr. Wenzel will commence discussions and negotiations no later than September 30, 2002 for an extension of his term of employment, as follows: A one year term for the extension, Mr. Wenzel would be both chief operating officer and president during the renewal term, and his base salary would be $225,000 during the renewal term. During the renewal term, Mr. Wenzel would be entitled to a bonus of (i) 75% of base salary if the management business objectives established for him by the Chief Executive Officer and the Executive Committee for fiscal 2003 are satisfied and (ii) an additional 25% of base salary if such management business objectives are exceeded by 5% or more for fiscal 2003.

      Employment Agreement with Robert Singer. We entered into an Employment Agreement with Robert Singer dated June 21, 2001 (the “Singer Employment Agreement”), which provides for Mr. Singer’s continued employment as Vice President — Sales. The Singer Employment Agreement has a two year term (subject to our right to terminate the Agreement upon notice with cause (as defined therein) or upon thirty days prior notice, without cause or the right of Mr. Singer to terminate the Agreement upon ninety days prior notice) and provided for an annual base salary of $150,000. The Singer Employment Agreement provided that Mr. Singer would be eligible to earn bonus compensation of $10,000 for each quarter during the term based upon whether our domestic sales during the calendar quarter exceed the amount of sales in our operating plan for the quarter. The Singer Employment Agreement also provided that Mr. Singer is entitled to participate in all benefit and insurance programs maintained by us in which executive officers are eligible to participate and to have an automobile allowance. He would be entitled to receive his base salary and benefits for a period of twelve months from the date of termination in the event his employment is terminated without cause (as defined), or for a period of three months from the date of termination where employment is terminated for failure to meet quarterly or annual sales goals established by us. The Employment Agreement also provides that Mr. Singer is entitled to a “stay put” bonus of $50,000 in the event we are acquired and he remains an employee of Horizon through the acquisition. In the event of an acquisition, Mr. Singer is entitled to severance compensation of his base salary and certain benefits payable over an eighteen month period (i) if he complies with certain non-competition provisions and (ii) if he continues his employment through the acquisition and if he is not offered within sixty days after the acquisition a position of employment within a fifty mile radius of his home or his office in Manchester that is acceptable to him and he then resigns.

      Employment Agreement with George L. Cavagnaro. We entered into an employment agreement with George L. Cavagnaro (the “Cavagnaro Employment Agreement”), under which he commenced employment on September 1, 2002 as Vice President — Marketing and Product Development. The Cavagnaro Employment Agreement provides for an annual base salary of $150,000 and provides for a performance based annual bonus with objectives to be agreed to by October 1, 2002 in the range of $25,000 to $45,000 on an annual basis. The Cavagnaro Employment Agreement also provides that Mr. Cavagnaro is entitled to participate in all benefit and insurance programs maintained by us. Mr. Cavagnaro would be entitled to receive his base salary for a period of six months from date of termination in the event his employment is terminated by us without cause (as defined). If he has been employed by us for the 12 months prior to an acquisition, he would be entitled to 12 months of his base salary for a termination resulting from an acquisition of us. Mr. Cavagnaro is to receive a grant of options to purchase 50,000 shares of our common stock under our 1998 Stock Incentive Plan with such options vesting in increments of one-third on each of the first, second, and third anniversary dates of the commencement of his employment.

      Executive Officers Severance and Bonus Agreements. We are currently a party to Severance and Bonus Agreements dated November 12, 1999 with L. Bruce Maloy and Julie F. Lancaster. Under these agreements, each executive is entitled to a “stay put” bonus of $50,000 or $35,000, respectively, in the event we are acquired and the executive remains an employee of Horizon through the acquisition. In the event of an acquisition, the executive is also entitled to severance compensation ($107,200 for Mr. Maloy; and $45,000 for Ms. Lancaster) payable over a 12-month period (i) if he or she complies with certain non-competition provisions and (ii) if he or she continues his or her employment through the acquisition and is terminated after the acquisition without cause (as defined in the agreement) or if he or she is not offered within 30 days after the acquisition a position of employment within a 50 mile radius of his or her home that is acceptable to the executive and then resigns.

SUMMARY COMPENSATION TABLE

      The following table sets forth information concerning total compensation earned or paid to the Chief Executive Officer and certain other of our executive officers (the “named executive officers”) for services rendered to us during each of the last three fiscal years.

					Long-Term
					Compensation
	Annual Compensation
					Securities
	Fiscal			Other Annual	Underlying
Name and Principal Positions	Year	Salary	Bonus(1)	Compensation(2)	Options/SARs

Marshall B. Hunt	2001	$268,125	—	$28,586	—
Chairman of the Board and Chief	2000	275,000	—	54,516	—
Executive Officer	1999	256,667	—	52,862	—
William E. Peterson, Jr.	2001	219,375	—	—	—
President and Secretary	2000	225,000	—	—	—
	1999	214,688	—	32,073	—
Robert R. Singer	2001	146,250	$20,000	—	2,100
Vice President — Sales	2000	116,780	19,700	—	30,000
	1999	80,000	23,515	—	2,000 (3)
L. Bruce Maloy	2001	112,125	66,882	—	—
Vice President — Administration	2000			—	30,000
	1999			—	2,000
Julie F. Lancaster(4)	2001	87,200	15,073	—	—
Vice President — Finance	2000	—	—	—	20,000
	1999	—	—	—	5,000

(1)	Amounts include paid and unpaid bonuses pertaining to each year and commissions paid during each year.

(2)	We provide the named executive officers with certain group life, health, medical and other non-cash benefits generally available to all salaried employees and certain auto allowances and other benefits. The amounts shown for Mr. Hunt in 2001 include $14,532 for automobile allowances and $14,054 for medical and dental expense reimbursements. No other such compensation exceeded 10% of the total annual salary and bonus for any named executive officer in any year for which a dollar amount is not disclosed.

(3)	On May 12, 1999, a performance option for 10,000 shares of our common stock was granted to Mr. Singer, and provided for vesting upon the satisfaction of certain sales goals by our sales representatives during the second and third quarters of 1999 under the Premier Group Purchasing Agreement. None of these performance goals were achieved, and these options effectively expired as of September 30, 1999.

(4)	Ms. Lancaster became an executive officer of Horizon in January 2001.

EXECUTIVE OFFICERS AND KEY EMPLOYEES

Executive Officers

Name	Age	Position	Since

Marshall B. Hunt	46	Chairman of the Board, Chief Executive Officer & Director	1990
William E. Peterson, Jr.	46	President, Secretary & Director	1990
Robert J. Wenzel	51	Chief Operating Officer	2002
Robert R. Singer	37	Vice President — Sales	1999
George L. Cavagnaro	47	Vice President — Marketing and Product Development	2002
L. Bruce Maloy	38	Vice President — Administration	1998
Julie F. Lancaster	33	Vice President — Finance	2001

      Marshall B. Hunt is a co-founder of Horizon and has served as a director and Chief Executive Officer of Horizon since our inception in 1990 (except for the period from October 23, 2001 through March 15, 2002). Mr. Hunt has served as the Chairman of the Board of Horizon since 1997 (except for the period from October 23, 2001 through March 15, 2002). Prior to co-founding Horizon, Mr. Hunt co-founded CMI, a distributor of cardiac pacemakers, in 1987, and served as its Chief Executive Officer until October 1997. Mr. Hunt currently serves as Secretary of CMI. In 1981, Mr. Hunt founded Hunt Medical Systems, Inc., a distributor of pacemaker products, and served as its President from 1981 to 1987. From 1979 through 1981, Mr. Hunt held various sales and management positions with American Hospital Supply Corporation.

      William E. Peterson, Jr. is a co-founder of Horizon and has served as President of Horizon since our inception in 1990. Mr. Peterson served as interim Chief Executive Officer of Horizon from January 24, 2002 through March 15, 2002. Mr. Peterson joined Horizon’s board of directors in January 1998. Mr. Peterson served as Vice President of Finance of CMI from 1987 to 1997. From 1981 through 1987, he served as a financial officer of Copolymer Rubber & Chemical Corporation, a manufacturer of synthetic rubber. From 1978 to 1981, Mr. Peterson held various positions with the public accounting firm of Coopers & Lybrand L.L.P., rising to the position of Audit Senior. Mr. Peterson is a Certified Public Accountant.

      Robert J. Wenzel has served as Horizon’s Chief Operating Officer since May 2002. From 2001 until joining us, he served as a consultant with Impact Consulting Group. From 1991 to 2001, Mr. Wenzel served as Chief Operating Officer of VirtualFund.com, Inc. (formerly LaserMaster Technologies, Inc.) an investment group developing and incubating Internet-based business to business companies.

      Robert R. Singer has served as the Vice President — Sales since 1999. Mr. Singer joined Horizon in 1990. Prior to assuming his current position, Mr. Singer served as National Sales Manager from 1997 to 1999. Mr. Singer served in Horizon’s sales and marketing department as a sales representative from 1990 to 1993 and Regional Sales Manager from 1993 to 1997.

      George L. Cavagnaro became Horizon’s Vice President of Marketing and Product Development in September 2002. From 1998 until joining us, Mr. Cavagnaro served as Vice President, Business Unit Manager, with the Peripheral Technologies division of C.R. Bard, Inc. From 1983 to 1998, Mr. Cavagnaro held various marketing positions with Healthdyne Technologies, rising to the position of Vice President of Marketing.

      L. Bruce Maloy joined Horizon in 1990 in our sales and marketing department and has served as the Vice President — Administration of Horizon since 1996. From 1990 to 1996, Mr. Maloy served in various capacities at Horizon, including Regional Manager from 1991 to 1993, National Sales Manager from 1993 to 1995, and Director of Marketing from 1995 to 1996. Prior to joining Horizon, Mr. Maloy served as a Sales Manager of Ryder, Inc., a transportation company, from 1989 to 1990 and a Key Account Manager of Noxell Corporation, a subsidiary of The Proctor & Gamble Company, from 1987 to 1989.

      Julie F. Lancaster has served as the Vice President — Finance since January 2001. Ms. Lancaster joined Horizon in 1994 as Assistant Controller and served in that capacity until 1996. From August 1996 through August 2000, Ms. Lancaster served as Controller of Horizon. From August 2000 to January 2001, Ms. Lancaster served as Director of Financial Reporting and Planning for Horizon.

Key Employees

Name	Age	Position	Since

Michael J. Fowler	40	Vice President of Manufacturing	2001
Anthony D. Smith	31	Vice President of Engineering	2000

      Michael J. Fowler became Vice President of Manufacturing for Horizon in September 2001. He joined Horizon as Director of Manufacturing in March 1999. Prior to joining Horizon, he was a Senior Manufacturing Engineer and between 1992 and 1999 served in various manufacturing and plant support functions with the medical division of C. R. Bard, Inc., a developer, manufacturer and marketer of vascular, urological and oncological diagnosis and intervention products.

      Anthony D. Smith became Horizon’s Vice President of engineering in November 2000. From May 1998 to November 2000, he was an engineering manager for Horizon. Mr. Smith began working for Horizon in June 1997 as a production supervisor.

OPTION GRANTS IN LAST FISCAL YEAR

      The following table sets forth information with respect to option grants to the named executive officers during fiscal 2001 and the potential realizable value of such option grants:

% of Total
		Options			Potential Realizable
		Granted			Value at Assumed
		to			Annual Rates
		Employees			of Stock Price
	Number of	in	Exercise		Appreciation
	Options	Fiscal	Price	Expiration
Name	Granted	Year(1)	($/Share)	Date(2)	5%	10%

Marshall B. Hunt	—	—	—	—	—	—
William E. Peterson, Jr.	—	—	—	—	—	—
Robert R. Singer	2,100	0.6%	$0.45	12/14/11	$594	$1,506
L. Bruce Maloy	—	—	—	—	—	—
Julie L. Lancaster	—	—	—	—	—	—

(1)	Options to purchase a total of 351,595 shares of common stock were granted to employees of Horizon in 2001.

(2)	Until March 16, 2002, the Compensation Committee administered our stock option and incentive plans, had general authority to accelerate, extend or otherwise modify benefits under option grants in certain circumstances within overall plan limits, and, with the consent of the affected optionee, to change the exercise price to a price not less than 100% of the market value of the stock on the effective date of the amendment. Following the Recapitalization, the Executive Committee currently possesses these powers.

(3)	Potential realizable value assumes that the stock price increases from the date of grant until the end of the option term (10 years) at the annual rate specified (5% and 10%). The 5% and 10% assumed annual rates of appreciation are mandated by Securities and Exchange Commission rules and do not represent our estimate or projection of the future price of common stock. We do not believe that this method accurately illustrates the potential value of a stock option.

OPTION EXERCISES AND VALUES FOR FISCAL 2001

      The following table sets forth certain information with respect to option exercises during fiscal 2001 by each of the named executive officers and the status of their options at December 31, 2001:

Number of
	Shares		Number of Unexercised
	Acquired	Value	Securities Underlying		Value of Unexercised In-the-
	Upon	Realized	Options 12/31/01(1)		Money Options 12/31/01(2)
	Exercise of	Upon
Name	Option	Exercise	Exercisable	Unexercisable	Exercisable	Unexercisable

Marshall B. Hunt	—	—	—	—	—	—
William E. Peterson Jr.	—	—	—	—	—	—
Robert R. Singer	—	—	25,000	21,100	—	—
L. Bruce Maloy	—	—	25,000	19,100	—	—
Julie F. Lancaster	—	—	15,200	13,400	—	—

(1)	Pursuant to the Recapitalization, all options outstanding when the Recapitalization became effective on March 16, 2002, including all option grants to the executive officers listed above, became fully vested and exercisable.

(2)	In accordance with SEC rules, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. For purposes of this table, fair market value is deemed to be $0.43, the average of the high and low common stock price reported for American Stock Exchange transactions on December 31, 2001. At December 31, 2001, the exercise prices of all options held by the named executive officers range from $0.44 to $14.50. Accordingly, at December 31, 2001, none of the named executive officers held in-the-money options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Recapitalization. In connection with the Recapitalization, we entered into an expense guaranty with Mr. Hunt under which he received 150,000 shares of our common stock in exchange for agreeing to reimburse ComVest for up to a maximum of $400,000 of its transaction expenses in the event that the Recapitalization were not consummated. The value of these shares of common stock was $130,500 on the date of issuance. Also, pursuant to an advance note, Mr. Hunt received 75,000 shares of our common stock in exchange for advancing to us $17,500 in transaction expenses associated with the Recapitalization. The value of these shares of common stock was $62,250 on the date of issuance.

      Loans to Founders. In connection with the purchase by Messrs. Hunt and Peterson, our Chairman of the Board and Chief Executive Officer and our President, respectively, and the concurrent purchase by Roy C. Mallady, Jr., our former Vice Chairman of the Board, of an aggregate of 747,778 shares of common stock from Cordova Fund, a former lender to us, on September 28, 1995, we loaned each of Messrs. Hunt and Peterson and the former Vice Chairman $77,612 (the “September Loans”). The September Loans to Messrs. Hunt and Peterson (and the former Vice Chairman) were scheduled to mature on December 31, 2002 and bear interest at a rate of 8% per annum, payable annually. In addition, on October 12, 1995, we loaned $35,000 to each of Messrs. Hunt and Peterson (and the former Vice Chairman) (the “October Loans”). The October Loans to Messrs. Hunt and Peterson (and the former Vice Chairman) were scheduled to mature on December 31, 2002 and bear interest at a rate of 8% per annum, payable annually. The October Loans were extended to Messrs. Hunt and Peterson (and the former Vice Chairman) for payment of certain taxes. The original principal amounts of the September Loans and the October Loans remained outstanding at December 31, 2001, and, at December 31, 2001, the amount payable to us by each of Messrs. Hunt and Peterson (and the former Vice Chairman), including principal and interest, was $168,879. In March 2002, Mr. Hunt and Mr. Peterson paid all principal and accrued interest owed under the September Loans and the October Loans.

      Bridge Loan to Marshall B. Hunt. Effective June 6, 2000, we amended our credit facility with Bank of America to provide for a short-term bridge loan (the “BofA Bridge Loan”) to us in the principal amount of $900,000. The proceeds of the BofA Bridge Loan were used to fund a short-term bridge loan by us to Mr. Hunt, our Chairman, CEO and largest shareholder (the “Shareholder Bridge Loan”). Mr. Hunt’s obligations under the Shareholder Bridge Loan are collateralized by the pledge of 2,813,943 shares of our common stock owned beneficially by Mr. Hunt (the “Hunt Shares”). Our obligations under the BofA Bridge Loan were collateralized by the pledge of the Hunt Shares to Bank of America and by the collateral previously pledged by us to Bank of America under our credit facility. The Shareholder Bridge Loan required interest at either the Index Rate, as defined in the agreement, plus 4.5% or the adjusted LIBOR rate plus 4.5%, as elected by Mr. Hunt. The Shareholder Bridge Loan and related interest were due on August 30, 2000 but not paid. As a result, we were unable to pay the amount due to our lender under the BofA Bridge Loan, thereby causing us to default under the BofA Bridge Loan and our credit facility at December 31, 2000. At December 31, 2000 the amount payable to us by Mr. Hunt under the Shareholder Bridge Loan was $949,330. During 2001, Mr. Hunt paid all principal owed under the Shareholder Bridge Loan. Mr. Hunt paid all accrued interest (equal to $109,300) under the Shareholder Bridge Loan in June 2002.

      Guarantee of Repayment of Revenue Bond Financing by CMI and Founders. The development of our Manchester, Georgia facility was financed in part with approximately $705,000 in proceeds of an industrial development revenue bond issuance in July 1996 by the Development Authority of the City of Manchester for the benefit of Horizon. In connection with and as a condition to such bond financing, we entered into a lease with the Manchester Development Authority. All payments due on the bonds have been and continue to be guaranteed, jointly and severally, by CMI and Messrs. Hunt and Peterson and our former Vice Chairman. As of May 15, 2002, $500,888 was outstanding on these revenue bonds.

      Lease Agreement with HP Aviation, Inc. In August 1998, we entered into an agreement with HP Aviation, Inc., which is an affiliate of Messrs. Hunt and Peterson (the “HP Aviation Agreement”). Under the HP Aviation Agreement, we may lease from HP Aviation, Inc. a King Air 200 aircraft from time to time when needed by us. The aircraft rental fees are determined based upon our actual usage of the aircraft and charged solely on a trip by trip basis. For each trip in which we use the aircraft, the rental charge is determined as follows: the normal or regular hourly rate in the same airplane that would be charged by Epps Aviation at Peachtree DeKalb Airport, Atlanta Georgia to a charter customer is multiplied by the number of hours for use of the aircraft during the trip as determined by the Hobbs meter in the aircraft, and the rental charge for the trip is ninety percent (90%) of the result of such multiplication. When the aircraft is used by us, we are also responsible for catering expenses and travel expenses of pilots for the aircraft, but only to the extent travel expenses are charged by the pilots for the particular trip. In 2001, we incurred expenses totaling $58,520 under the HP Aviation Agreement. In August 2001, the aircraft was sold and the lease agreement terminated.

      Agreement Regarding Dog Island Property. In December 1998, we entered into an agreement with Messrs. Hunt and Peterson regarding our use of the house and property owned by Messrs. Hunt and Peterson on Dog Island, Florida. This agreement provides that we and our employees, agents and guests may occupy and use the house and property and the dock and boat located at the Property for purposes of management meetings, sales meetings, and entertainment of guests of Horizon for a charge of $500 per day plus expenses. In 2001, the aggregate amount payable by us to Messrs. Hunt and Peterson under this agreement totaled $10,550.

      Marine Reimbursement Arrangement. We have an arrangement with Mr. Hunt regarding our use of a boat owned by Mr. Hunt (the “Marine Reimbursement Arrangement”). Under the Marine Reimbursement Arrangement, we and our employees, agents and guests may use Mr. Hunt’s boat for purposes of management meetings, sales meetings, and entertainment of guests of Horizon for a charge of $800 per day. In 2001, the aggregate amount payable by us to Mr. Hunt under the Marine Reimbursement Arrangement totaled $3,140. In July 2001, this boat was sold and the arrangement terminated.

      Consulting Agreement with Healthcare Alliance. Effective January 1, 1999, we amended our Consulting and Services Agreement with Healthcare Alliance, Inc. (the “Alliance Agreement”), an affiliate of Robert J. Simmons, a director of Horizon. Under the Alliance Agreement, Healthcare Alliance assisted us in marketing our products by representing us in our dealings with healthcare group purchasing organizations and in negotiating purchase agreements with such suppliers. The Alliance Agreement provided for (i) the payment to Healthcare Alliance of an annual consulting fee of $36,000, (ii) the payment to Healthcare Alliance of a performance incentive fee payable quarterly equal to 5% of any annual sales increase achieved by us that results from Healthcare Alliance’s efforts and (iii) the grant of options to purchase up to 1% of our outstanding common stock, which vested and became exercisable by Healthcare Alliance only if it procured group purchasing agreements with certain Group Purchasing Organizations (“GPOs”) and we achieved an amount of incremental sales revenue equal to $1 million under our agreement with the particular GPO (at an exercise price of the closing stock price of our common stock on the effective date of the purchasing agreement). In addition, under the amended agreement, we granted an option to Healthcare Alliance for the purchase of 45,000 shares of our common stock. Such option became vested and exercisable by Healthcare Alliance only if we achieved certain amounts of incremental sales revenue under our group purchasing agreement with Premier Purchasing Partners, L.P. See “Agreement with Premier Purchasing” below. The exercise price for these shares was the closing stock price of our common stock on the day that the options vest. The Alliance Agreement expired on December 31, 2001. We incurred expense of $36,000 related to the annual consulting fee under the Alliance Agreement during each of the years ended December 31, 1999, 2000 and 2001. We also reimbursed Healthcare Alliance for expenses incurred of approximately $9,900 and $1,100 during the years ended December 31, 2000 and 2001, respectively. In addition, during 1998, we issued 45,328 shares of our common stock to Healthcare Alliance in connection with the signing of the Premier Agreement. We recognized consulting expense of approximately $657,300 in 1998 related to the issuance of these 45,328 shares based on the fair value of our stock of $14.50 per share at the time of issuance. During 1999 we incurred expense of $45,301 related to the performance incentive fee under the Alliance Agreement. There were no incentive fee amounts paid during the years ended December 31, 2000 and 2001.

      Consulting Agreements with Directors. During 2000 and 2001, Tunstall Consulting, Inc., an affiliate of Gordon Tunstall, a director of Horizon, provided consulting services to us with respect to financial and certain related matters, including the Recapitalization. In 2000, we incurred fees to Tunstall Consulting fees of $107,755 in consideration for such services, and in 2001, we incurred fees of $484,015 in consideration for such services. Since January 1, 2002, we have incurred, and paid in its entirety, fees of $318,185 to Tunstall Consulting for consulting services rendered to us in connection with the Recapitalization.

      Agreement with Premier Purchasing. On March 20, 1998, we issued to Premier Purchasing Partners, L.P., of which Mr. Detlor, a director of Horizon until March 2002, was President until December 1999, a warrant to purchase up to 500,000 shares of our common stock, subject to certain vesting requirements. We granted the warrant to Premier in partial consideration for Premier executing a group purchasing agreement (the “Premier Agreement”) with us. The exercise price of this warrant was $14.50 per share, which was equal to our initial public offering price on April 15, 1998. The right to purchase shares of common stock under the warrant vests annually in increments of 100,000 shares only upon the achievement of certain specified minimum annual sales and/or minimum cumulative sales of our products to participating Premier shareholders. During the first three years under the warrant term (ending June 30, 2001), there was no vesting under the warrant. In February 1999, we extended the term of the Premier Agreement to February 28, 2004 and added the following products to the agreement: vascular access ports, port introducers and Huber needles. In 2000 and 2001, we paid administrative fees to Premier of $88,969 and $97,971, respectively. Premier terminated the Premier Agreement, effective in September 2001, and all warrants have expired.

PERFORMANCE GRAPH

      Set forth below is a line graph comparing the percentage change in the cumulative total shareholder return on our common stock against the cumulative total return of the Russell 2000 Index and our peer group index. Our peer group consists of Arrow International, Inc., C.R. Bard, Inc., Conmed Corp., ICU Medical, Inc., and Vital Signs, Inc. The stock performance graph assumes $100 was invested on April 15, 1998 (the date that the common stock was first publicly traded) and measures the return thereon at various points based on the closing price of the common stock on the dates indicated, assuming reinvestment of dividends.

	4/15/98	6/30/98	12/31/98	6/30/99	12/31/99	6/30/00	12/29/00	6/30/01	12/29/01

Horizon	$100.00	$60.67	$28.15	$38.56	$16.07	$11.63	$2.44	$8.03	$2.76
Russell 2000	$100.00	$93.90	$86.62	$93.95	$103.62	$107.38	$94.66	$105.24	$100.28
Peer Group	$100.00	$93.33	$115.37	$110.94	$111.89	$120.74	$127.70	$158.21	$170.73

      The Stock Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Horizon specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, no par value. If our shareholders approve an amendment to our articles of incorporation at the 2002 annual meeting of shareholders, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, no par value.

Common Stock

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to applicable law and preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive, when and if declared by our board of directors, out of our assets legally available therefor, dividends or other distributions, whether payable in cash, property or securities of Horizon. Holders of our common stock shall be entitled to receive, in proportion to the number of shares of common stock held, the net assets of Horizon upon dissolution after any preferential amounts required to be paid or distributed to holders of outstanding shares of preferred stock, if any, are so paid or distributed. Holders of common stock have no preemptive rights or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the distribution will be, fully paid and nonassessable. The shares of our common stock to be distributed will be freely transferable, except for our common stock received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended.

Preferred Stock

      We are authorized, subject to limitations prescribed by Georgia law, to issue a total of 5,000,000 shares of preferred stock, no par value, in one or more series, to establish from time to time the number of shares to be included in each series, and, by resolution of the board of directors, to fix the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The authority of the board of directors with respect to each series of preferred stock shall include, but not be limited to, setting or changing the following:

•	the dividend rate, if any, on shares of such series, the times of payment and the date from which dividends shall be accumulated, if dividends are to be cumulative;

•	whether the shares of such series shall be redeemable and , if so, the redemption price and the terms and conditions of such redemption;

•	the obligation, if any, of Horizon, to redeem shares of such series pursuant to a sinking fund;

•	whether shares if such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

•	whether the shares of the series shall have voting rights, in addition to the voting rights produced by law, and, if so, the extent of such voting rights;

•	the rights of shares of such series in the event of our voluntary or involuntary liquidation, dissolution or winding-up; and

•	any other relative rights, powers, preferences, qualifications, limitations or restrictions relating to such series.

      The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Horizon and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

      We currently have no outstanding shares of preferred stock.

No Preemptive Rights

      No shareholder of any class shall have any preemptive right to subscribe for or to purchase any shares or other securities issued by Horizon.

Warrants

      In connection with the Recapitalization, we issued warrants to certain affiliates of LaSalle to purchase a total of 748,619 shares of our common stock. See “Business — Recent Developments.”

Transfer Agent and Registrar

      The transfer agent and registrar for the Horizon common stock is SunTrust Bank, Atlanta.

American Stock Exchange Listing

      Our common stock is listed on the American Stock Exchange under the symbol “HMP.”

ANTI-TAKEOVER PROVISIONS OF HORIZON’S

ARTICLES OF INCORPORATION, BYLAWS AND GEORGIA LAW

General

      Our articles of incorporation, our bylaws and the Georgia Code contain certain provisions that could delay or make more difficult an acquisition of control of Horizon not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as an independent, publicly owned company, to develop our business in a manner which will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of Horizon and our shareholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Horizon, although such a proposal, if made, might be considered desirable by a majority of our shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors. Set forth below is a description of the provisions contained in our articles of incorporation and bylaws and the Georgia Code that could impede or delay an acquisition of control of Horizon that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, as well as the Georgia Code.

Georgia Law

      Under Georgia law, unless otherwise provided by a corporation’s articles of incorporation or bylaws, a merger, share exchange or sale of all or substantially all of the corporation’s assets must be approved by a majority of all the votes entitled to be cast, voting as a single voting group. Shareholders of the corporation surviving a merger or share exchange need not approve the merger or share exchange if certain conditions are met. Neither our articles of incorporation nor our bylaws contain a provision that alters the requirements with respect to mergers or share exchanges or a sale of all or substantially all of our assets under Georgia law.

      The Georgia Code restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with certain “interested shareholders” that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. In our bylaws, we have elected not to be covered by such restrictions.

      The Georgia Code regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an “interested shareholder” of the corporation, unless either (1) the transaction resulting in such acquiror becoming an “interested shareholder” or the business combination received the approval of the corporation’s board of directors prior to the date on which the acquiror became an “interested shareholder,” or (2) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons, in the same transaction in which the acquiror became an “interested shareholder.” For purposes of this statute, an “interested shareholder” generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The statute prohibits business combinations with an unapproved “interested shareholder” for a period of five years after the date on which such person became an “interested shareholder.” The statute restricting business combinations is broad in its scope and is designed to inhibit unfriendly acquisitions.

      The Georgia fair price statute prohibits certain business combinations between a Georgia business corporation and an “interested shareholder” unless:

•	certain “fair price” criteria are satisfied;

•	the business combination is unanimously approved by the continuing directors;

•	the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the “interested shareholder;” or

•	the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve-month period.

The Georgia fair price statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.

      Our board of directors has approved the submission of a proposal to our shareholders at our 2002 annual meeting of shareholders which would eliminate each of the business combination and fair price provisions contained in our governing documents.

Classified Board of Directors

      Our articles of incorporation provide for our board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our board of directors are elected each year. This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of our board of directors until the second annual shareholders meeting following the date on which the acquiror obtains the controlling stock interest and could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Horizon. Therefore, it could increase the likelihood that incumbent directors will retain their positions.

      At our 2002 annual meeting of shareholders, our shareholders will vote on a proposal to eliminate the provision in our articles of incorporation which provides for a classified board of directors. Pursuant to the Note Purchase Agreement, as amended, if we do not obtain the requisite approval of our shareholders within 195 days of March 16, 2002, the closing date for the Recapitalization, we will be in default under the Note Purchase Agreement which will require us to accelerate prepayment of the Convertible Notes and may subject us to other penalties, including a cross-default under the LaSalle credit facility. Our 2002 annual meeting of shareholders is scheduled for September 17, 2002.

Number of Directors; Removal; Filling Vacancies

      Our articles of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our articles of incorporation provide that, subject to any rights of holders of our preferred stock, directors may be removed by shareholders only both for cause and by the affirmative vote of at least 70% of our outstanding shares.

      Our articles of incorporation and bylaws provide that, subject to any rights of holders of our preferred stock, vacancies on the board of directors may be filled exclusively by the board of directors.

Shareholder Action

      Our bylaws provide that shareholder action may be taken only at an annual or special meeting of shareholders. Our bylaws provide that special meetings of shareholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the written request of shareholders of record of outstanding shares representing more than 75% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Advance Notice for Shareholder Proposals or Nomination at Meetings

      Our bylaws establish an advance notice procedure for shareholder proposals to be brought before any annual or special meeting of shareholders and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of Horizon.

      To be timely, notice of nominations or other business to be brought before any meeting must be delivered to our Secretary not less than 120 days nor more than 180 days prior to the first anniversary of the date of the annual meeting for the preceding year. Any shareholder who gives notice of a proposal must set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on our books, of the shareholder proposing such business, (iii) the class and number of shares of our stock which are beneficially owned by the shareholder and (iv) any material interest of the shareholder in such business.

      The notice of any nomination for election as a director must set forth the name of the nominee, the number and class of all shares of each class of Horizon capital stock beneficially owned by the nominee, the information regarding the nominee required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC, the signed consent of each nominee to serve as a director if elected, the nominating shareholder’s name and address, as they appear on our books and the class and number of shares of Horizon stock owned by such nominating shareholder.

Amendments to Articles of Incorporation and Bylaws

      Our articles of incorporation provides that the affirmative vote of our board of directors, by unanimous vote, or the holders of 70% of our outstanding shares have the power to amend or repeal our bylaws.

      Any proposal to amend, alter, change or repeal any provision of our articles of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters, with the exception of certain provisions of our articles of incorporation which require a vote of 66 2/3% or more of such voting power.

Preferred Stock

      Our articles of incorporation authorizes our board of directors by resolution to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series.

      We believe that the availability to issue preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs which might arise. Having such authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special shareholders’ meeting. The authorized shares of preferred stock, as well as our common stock, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of the American Stock Exchange, any other inter-dealer quotation system or any stock exchange on which our securities may be listed. Our board of directors has the power subject to applicable law to issue additional series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including class voting rights which would enable the holder to block such a transaction.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

      In accordance with Georgia law, our articles of incorporation provide that no director will be personally liable for breach of fiduciary duty as a director except for

•	any appropriation, in violation of the director’s duties, of any business opportunity of the company;

•	acts or omissions that involve intentional misconduct or a knowing violation of the law;

•	liabilities that relate to unlawful payments of dividends and unlawful stock repurchases and redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This provision does not eliminate a director’s fiduciary duties; it merely eliminates the possibility of damage awards against a director personally which may be occasioned by certain unintentional breaches, including situations that may involve grossly negligent business decisions, by the director of those duties. The provision has no effect on the availability of equitable remedies, such as injunctive relief or rescission, which might be necessitated by a director’s breach of his or her fiduciary duties. However, equitable remedies may not be available as a practical matter where transactions, such as merger transactions, have already been consummated. The inclusion of this provision in our articles of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our shareholders.

      Our bylaws provide that we shall indemnify to the fullest extent permitted by the Georgia Code, and to the extent that applicable law from time to time in effect shall permit indemnification that is broader than that provided in our bylaws, any individual made party to a proceeding (as defined in the Georgia Code) because he is or was an employee or agent of Horizon against liability (as defined in the Georgia Code) incurred in the proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of Horizon and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Additionally, our bylaws provide that we have the power to indemnify to the fullest extent permitted by the Georgia Code, any individual made party to a proceeding because he is or was an employee or agent of Horizon against liability incurred in the proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of Horizon and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

      Our bylaws further provide that we shall pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding, and shall have the authority to pay for or reimburse the reasonable expenses of an employee or agent of Horizon who is a party to a proceeding, in each case in advance of thew final disposition of a proceeding if:

•	such person furnishes us a written affirmation of good faith that he has met the standard of conduct set forth above; and

•	such person furnishes us a written undertaking to repay any funds so advanced if it is ultimately determined that he is not entitled to be indemnified by us.

      Insofar as indemnification by us for liabilities arising under the federal securities laws may be permitted to our directors, officers and controlling persons, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the federal securities laws and is, therefore, unenforceable.

VALIDITY OF COMMON STOCK

      The validity of the common stock offered hereby and certain other legal matters will be passed upon for us by King & Spalding.

EXPERTS

      The consolidated financial statements of Horizon Medical Products, Inc. as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

      The registration statement and the exhibits thereto filed by us with the SEC may be inspected and copied at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, telephone number: 1-800-SEC-0330. Copies of such information can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

      We are required to comply with the reporting requirements of the Exchange Act and to file with the SEC reports, proxy statements and other information as required by the Exchange Act. Additionally, we are required to provide annual reports containing audited financial statements to our shareholders in connection with our annual meetings of shareholders. These reports, proxy statements and other information are available to be inspected and copied at the SEC’s public reference facility or obtained by mail or over the Internet from the SEC, as described above. Our common stock is listed on the American Stock Exchange under the symbol “HMP” following completion of the offering. Such reports, proxy statements and other information are available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants	F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001	F-3
Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 1999, 2000 and 2001	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001	F-6
Notes to Consolidated Financial Statements for the years ended December 31, 1999, 2000 and 2001	F-7
Interim Condensed Consolidated Balance Sheets as of June 30, 2002 and December 31, 2001	F-38
Interim Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2002 and 2001	F-39
Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2002 and 2001	F-40
Notes to Interim Condensed Consolidated Financial Statements	F-41
Report of Independent Accountants on Financial Statement Schedule	S-1
Schedule II — Valuation and Qualifying Accounts	S-2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders

Horizon Medical Products, Inc. and Subsidiaries

      In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, changes in shareholders’ equity, and cash flows present fairly, in all material respects, the consolidated financial position of Horizon Medical Products, Inc. and subsidiaries (the “Company”) as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      Our original opinion dated February 26, 2002, except for Notes 6, 9, 12, and 17, as to which the date was April 15, 2002, contained a paragraph referring to the Company’s senior loan agreement which required compliance with certain financial covenants, the compliance with which could not be objectively determined. This matter raised substantial doubt about the Company’s ability to continue as a going concern. As described in Note 18, the Company sold its distribution segment on September 3, 2002. The Company used $7.8 million of the proceeds to pay off the revolving portion of the indebtedness under the senior loan agreement. This event alleviates the substantial doubt regarding the Company’s ability to continue as a going concern. Accordingly, the paragraph referred to above has been removed.

PricewaterhouseCoopers LLP

Birmingham, Alabama
February 26, 2002, except for
Notes 6, 9, 12 and 17, as to which
the date is April 15, 2002, and Note 18,
as to which the date is September 9, 2002

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2000 and 2001

	2000	2001

ASSETS
Current assets:
Cash and cash equivalents	$24,080	$2,324,242
Restricted cash	513,874	448,646
Accounts receivable — trade (net of allowance for doubtful accounts of $1,535,891 and $916,493 as of December 31, 2000 and 2001, respectively)	14,452,768	10,052,052
Inventories	20,721,483	15,836,795
Prepaid expenses and other current assets	1,306,043	1,570,223
Income tax receivable	1,903,802

Total current assets	38,922,050	30,231,958
Property and equipment, net	5,680,473	2,723,896
Intangible assets, net	41,902,486	38,229,639
Other assets	222,408	162,047

Total assets	$86,727,417	$71,347,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Cash overdraft	$609,176
Accounts payable — trade	8,897,350	$9,090,686
Accrued salaries and commissions	178,408	341,788
Accrued interest	814,150	256,106
Other accrued expenses	1,733,737	1,317,193
Current portion of long-term debt	11,430,228	40,585,159

Total current liabilities	23,663,049	51,590,932
Long-term debt, net of current portion	40,597,750	1,354,703
Other liabilities	134,558	119,761

Total liabilities	64,395,357	53,065,396

Commitments and contingent liabilities (Notes 11, 12, and 14)
Shareholders’ equity:
Preferred stock, no par value; 5,000,000 shares authorized, none issued and outstanding
Common stock, $.001 par value per share; 50,000,000 shares authorized, 13,366,278 shares issued and outstanding	13,366	13,366
Additional paid-in capital	51,826,125	52,086,125
Shareholders’ notes receivable	(1,428,939)	(615,940)
Accumulated deficit	(28,078,492)	(33,201,407)

Total shareholders’ equity	22,332,060	18,282,144

Total liabilities and shareholders’ equity	$86,727,417	$71,347,540

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 1999, 2000, and 2001

	1999	2000	2001

Net sales	$75,370,657	$63,335,239	$59,066,789
Cost of goods sold	48,010,817	46,722,112	38,746,587

Gross profit	27,359,840	16,613,127	20,320,202
Selling, general and administrative expenses	20,146,901	20,093,406	20,913,497
Impairment charge (Note 14)		12,086,334

Income (loss) from operations	7,212,939	(15,566,613)	(593,295)

Other income (expense):
Interest expense, net	(4,140,134)	(5,296,852)	(4,597,395)
Other income	99,038	31,703	67,775

	(4,041,096)	(5,265,149)	(4,529,620)

Income (loss) before income taxes	3,171,843	(20,831,762)	(5,122,915)
Income tax provision (benefit)	1,506,625	(1,071,184)

Net income (loss)	$1,665,218	$(19,760,578)	$(5,122,915)

Net income (loss) per share — basic and diluted	$.12	$(1.48)	$(.38)

Weighted average common shares outstanding — basic	13,366,278	13,366,278	13,366,278

Weighted average common shares outstanding — diluted	13,372,571	13,366,278	13,366,278

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 1999, 2000, and 2001

	Number		Additional	Shareholders’
	of	Common	Paid-In	Notes	Accumulated
	Shares	Stock	Capital	Receivable	Deficit	Total

Balance, December 31, 1998	13,366,278	$13,366	$51,826,125	$(425,553)	$(9,983,132)	$41,430,806
Net increase in shareholders’ notes receivable				(27,028)		(27,028)
Net income					1,665,218	1,665,218

Balance, December 31, 1999	13,366,278	13,366	51,826,125	(452,581)	(8,317,914)	43,068,996
Net increase in shareholders’ notes receivable				(976,358)		(976,358)
Net loss					(19,760,578)	(19,760,578)

Balance, December 31, 2000	13,366,278	13,366	51,826,125	(1,428,939)	(28,078,492)	22,332,060
Net decrease in shareholders’ notes receivable				812,999		812,999
Issuance of warrant (Note 6)			260,000			260,000
Net loss					(5,122,915)	(5,122,915)

Balance, December 31, 2001	13,366,278	$13,366	$52,086,125	$(615,940)	$(33,201,407)	$18,282,144

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1999, 2000, and 2001

	1999	2000	2001

Cash flows from operating activities:
Net income (loss)	$1,665,218	$(19,760,578)	$(5,122,915)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Provision for doubtful accounts	585,496	1,341,951	554,962
Loss on disposal of fixed assets	4,750	83,850
Depreciation expense	766,063	902,086	883,510
Amortization expense	2,907,011	2,870,373	2,706,905
Amortization of discount		40,460	41,370
Impairment charge		12,086,334
Deferred income taxes, net change	359,956	339,360
Non-cash increase in notes receivable — shareholders	(27,028)	(76,358)	(87,001)
Changes in operating assets and liabilities, net:
Accounts receivable — trade	(1,751,464)	2,985,667	3,845,754
Inventories	(440,172)	1,956,662	1,604,540
Prepaid expenses and other assets	474,344	71,587	391,745
Income tax receivable	(2,296,528)	(950,747)	1,903,802
Accounts payable — trade	(3,913,485)	3,035,415	193,336
Accrued expenses and other liabilities	(748,230)	(68,898)	(557,102)

Net cash (used in) provided by operating activities	(2,414,069)	4,857,164	6,358,906

Cash flows from investing activities:
Cash proceeds from sale of IFM			2,250,500
Capital expenditures	(369,339)	(385,297)	(283,109)
Short-term bridge loan to shareholder		(900,000)
Payment of short-term bridge loan by shareholder			474,390
Change in other nonoperating assets, net	(84,159)
Additional payment related to acquisition	(1,400,000)

Net cash (used in) provided by investing activities	(1,853,498)	(1,285,297)	2,441,781
Cash flows from financing activities:
Change in restricted cash		(513,874)	65,228
Debt issuance costs			(179,214)
Change in cash overdraft		609,176	(609,176)
Proceeds from issuance of long-term debt	2,906,000	20,745,642	63,729,884
Principal payments on long-term debt	(2,879,221)	(26,380,158)	(69,507,247)

Net cash provided by (used in) financing activities	76,779	(5,539,214)	(6,500,525)

Net (decrease) increase in cash and cash equivalents	(4,240,788)	(1,967,347)	2,300,162
Cash and cash equivalents, beginning of year	6,232,215	1,991,427	24,080

Cash and cash equivalents, end of year	$1,991,427	$24,080	$2,324,242

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,001,207	$4,357,778	$5,698,423

Cash paid and (received) for taxes, net of cash refunds received	$3,536,799	$(241,593)	$51,818

See Notes 13 and 14 for additional supplemental disclosures of cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 1999, 2000, and 2001

1.     Description of Business

      Horizon Medical Products, Inc. (including its subsidiaries, the “Company”), headquartered in Manchester, Georgia, is a specialty medical device company focused on manufacturing and marketing vascular access products. The Company’s oncology product lines include implantable ports, tunneled central venous catheters, and stem cell transplant catheters used primarily in cancer treatment protocols. The Company has a complete line of acute and chronic dialysis catheters used for kidney failure patients. In addition, the Company distributes certain specialty devices used primarily in general and emergency surgery, radiology, anesthesiology, respiratory therapy, and blood filtration and critical care settings.

2.     Summary of Significant Accounting Policies

      The following is a summary of significant accounting policies utilized in the consolidated financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America.

      Principles of Consolidation. The consolidated financial statements and notes thereto include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

      Revenue Recognition. Revenue from product sales is recognized upon shipment to customers, as the Company generally has no significant post delivery obligations, the product price is fixed and determinable, collection of the resulting receivable is probable, and product returns are reasonably estimable. Provisions for discounts, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

      The Company has reviewed the requirements of Staff Accounting Bulletin (“SAB”) 101, Revenue Recognition in Financial Statements, as amended, and believes its existing accounting policies are consistent with the guidance provided in the SAB.

      Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

      Cash Overdraft. As further discussed in Note 6, the Company’s lender has instituted a sweep arrangement related to the Company’s lockbox. As a result of maintaining the sweep arrangement with its lender and the timing of the Company’s request for funds, the Company periodically incurs book cash overdrafts. Such overdrafts are included in current liabilities.

      Restricted Cash. As a result of the sweep arrangement related to the Company’s lockbox, the Company’s right to withdraw, transfer or pay funds from the lockbox has been terminated. Accordingly, the lockbox balance is recorded as restricted cash.

      Inventories. Raw materials, work in process, purchased finished goods, and manufactured finished goods are stated at the lower of cost or market using the first-in, first-out method for determining costs. Standard cost, which approximates actual cost, is used to value work in process and manufactured finished goods. Standard cost includes direct labor, raw materials, and manufacturing overhead.

      Property and Equipment. Property and equipment are carried at cost, less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred; betterments that materially prolong the lives of the assets are capitalized. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts, and the related gain or loss on such dispositions is recognized currently. Depreciation is calculated using the straight-line method or double declining balance method over the estimated useful lives of the property and equipment. The lives of the

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets range from five to seven years for equipment, five to ten years for improvements, and primarily 31.5 years for buildings. Property and equipment acquired under capital lease agreements are carried at cost less accumulated depreciation. These assets are depreciated in a manner consistent with the Company’s depreciation policy for purchased assets.

      Intangible Assets. Goodwill, the excess of purchase price over the fair value of net assets acquired in purchase transactions, is being amortized on a straight-line basis over periods ranging from 15 to 30 years. Amounts paid or accrued for non-compete and consulting agreements are amortized using the straight-line method over the term of the agreements. Patents are amortized on a straight-line basis over the remaining lives of the related patents at the date of acquisition, which range from 12 to 15 years. Debt issuance costs are amortized using the straight-line method, which approximates the effective interest method, over the estimated term of the related debt issues.

      In accordance with Accounting Principles Board Opinion (“APB”) No. 17, Intangible Assets, the recoverability of goodwill not identified with assets subject to an impairment loss is reviewed for impairment, on an acquisition by acquisition basis, whenever events or changes in circumstances indicate that it may not be recoverable. If such an event occurred, the Company would prepare projections of future discounted cash flows for the applicable acquisition. The Company believes this discounted cash flow approach approximates fair market value. During the year ended December 31, 2000, the Company recognized such a loss related to the write down of certain assets (see Note 14). There were no such losses recognized during the years ended December 31, 1999 or 2001.

      Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 supercedes APB No. 17 and requires that: 1) goodwill and indefinite lived intangible assets will no longer be amortized; 2) goodwill will be tested for impairment at least annually at the reporting unit level; 3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually; and 4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. As of December 31, 2001, the Company has goodwill and other intangible assets of $38.2 million and has recognized amortization expense of approximately $2.7 million during the year ended December 31, 2001. Upon the adoption of SFAS No. 142 on January 1, 2002, the Company recognized an estimated impairment loss of approximately $16.1 million related to its distribution reporting unit. In addition, the Company ceased amortization of its goodwill. The Company’s goodwill amortization was approximately $1.3 million during the year ended December 31, 2001. See Note 5 for the Company’s expected future amortization charges after adoption of SFAS No. 142.

      Long-Lived Assets. The Company evaluates long-lived assets and certain identifiable intangibles held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This evaluation is based on undiscounted future projected cash flows of the asset or asset group. If an impairment exists, the amount of such impairment is calculated based on the estimated fair value of the assets. Fair value is generally determined by discounting future projected cash flows of the asset or asset group under review.

      In October 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which has an effective date for financial statements for fiscal years beginning after December 15, 2001. This statement, which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as well as certain other accounting standards, establishes a single accounting model based on framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, including segments of a business accounted for as discontinued operations. The impact of adopting SFAS No. 144 is not expected to be material to the Company’s financial statements.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Research and Development. Research and development costs are charged to expense as incurred and were approximately $125,200 during the year ended December 31, 2001. The Company did not incur research and development costs during the years ended December 31, 1999 or 2000.

      Income Taxes. The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

      The amounts recognized are based on enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

      Stock-Based Compensation. SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to account for its stock-based compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. Under the provisions of APB No. 25, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company’s common stock at the date of grant over the amount an employee must pay to acquire the stock. An award to employees which requires or can compel the Company to settle such award in cash (such as stock appreciation rights) is accounted for as a liability. The amount of the liability for such an award is measured each period based on the settlement value with changes in such value recorded as compensation cost over the service period.

      Stock based transactions with other than employees are measured at fair value and are reported as expense or an exchange of assets, as appropriate, under the provisions of SFAS No. 123.

      Derivative Financial Instruments. Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended, requires all derivatives to be measured at fair value and recognized as either assets or liabilities on the balance sheet. Changes in such fair value are required to be recognized immediately in net income to the extent the derivatives are not effective as hedges. The Company does not hold derivative instruments or engage in hedging activities.

      Financial Instruments. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts reported for the long-term debt approximates fair value because primarily all of the underlying instruments are at variable interest rates which reprice frequently. The standby letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. The fair value of these standby letters of credit approximates contract values.

      Earnings Per Share. The calculation of basic earnings per share only takes into consideration income (loss) available to common shareholders and the weighted average of shares outstanding during the period, while diluted earnings per share takes into effect the impact of all additional common shares that would have been outstanding if all potential common shares related to options, warrants, and convertible securities had been issued, as long as their effect is dilutive.

      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications. Certain reclassifications have been made to the previous years’ consolidated financial statements in order to make them comparable to the current year’s presentation. These reclassifications had no impact on previously reported shareholders’ equity, net income (loss) or cash flows (used in) provided by operating activities.

      Other Recently Issued Accounting Standards. In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 supercedes APB No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). The Company does not expect the adoption of SFAS No. 141 to have a material impact on the consolidated financial statements.

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“ARO”), which has an effective date for financial statements for fiscal years beginning after June 15, 2002. This statement addresses the diversity in practice for recognizing asset retirement obligations and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an ARO, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The impact of SFAS No. 143 is not expected to be material to the Company’s consolidated financial statements.

3.     Inventories

      A summary of inventories as of December 31 is as follows:

	2000	2001

Raw materials	$4,013,959	$3,413,158
Work in process	3,706,925	1,211,437
Finished goods	17,805,996	14,666,961

	25,526,880	19,291,556
Less inventory reserves	(4,805,397)	(3,454,761)

	$20,721,483	$15,836,795

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Property and Equipment

      A summary of property and equipment as of December 31 is as follows:

	2000	2001

Building and improvements	$4,266,555	$1,905,826
Office equipment	1,891,362	2,204,558
Plant equipment	1,895,275	1,656,908
Transportation equipment	131,560	131,560

	8,184,752	5,898,852
Less accumulated depreciation	(2,504,279)	(3,174,956)

	$5,680,473	$2,723,896

      As of December 31, 2000 and 2001, the Company had capitalized computer software costs of approximately $117,000 and $34,000, respectively. Depreciation expense associated with capitalized computer software costs was approximately $55,000, $6,600, and $39,300 during each of the three years in the period ended December 31, 2001, respectively.

5.     Intangible Assets

      A summary of intangible assets as of December 31 is as follows:

	2000	2001

Indefinite lived intangible assets:
Goodwill	$37,924,276	$36,634,043
Less accumulated amortization	(3,519,552)	(4,888,687)

	34,404,724	31,745,356

Amortizable intangible assets:
Patents	8,218,000	8,218,000
Non-compete and consulting agreements	2,100,592	2,100,592
Debt issuance costs	297,917	797,073
Other	368,253	368,253

	10,984,762	11,483,918
Less accumulated amortization	(3,487,000)	(4,999,635)

	7,497,762	6,484,283

	$41,902,486	$38,229,639

      As discussed in Note 2, the Company adopted SFAS No. 142 on January 1, 2002. The expected amortization charges related to the amortizable intangible assets are as follows for the years ended December 31:

2002	$938,905
2003	684,008
2004	656,180
2005	635,022
2006	622,061
Thereafter	2,948,107

$6,484,283

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In accordance with SFAS No. 142, prior period amounts were not restated. A reconciliation of the previously reported net income and earnings per share for the three years ended December 31, 2001 to the amounts adjusted for the reduction of amortization expense, net of the related income tax effect, is as follows:

	For the Year Ended December 31, 1999

	Net Income	Basic EPS	Diluted EPS

Reported	$1,665,218	$0.12	$0.12
Add: amortization adjustment, net of tax	903,699	0.07	0.07

Adjusted	$2,568,917	$0.19	$0.19

	For the Year Ended December 31, 2000

	Net Loss	Basic EPS	Diluted EPS

Reported	$(19,760,578)	$(1.48)	$(1.48)
Add: amortization adjustment	1,651,762	0.12	0.12

Adjusted	$(18,108,816)	$(1.35)	$(1.35)

	For the Year Ended December 31, 2001

	Net Loss	Basic EPS	Diluted EPS

Reported	$(5,122,915)	$(0.38)	$(0.38)
Add: amortization adjustment	1,299,248	0.10	0.10

Adjusted	$(3,823,667)	$(0.29)	$(0.29)

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Long-Term Debt

      As of December 31, long-term debt consists of the following:

	2000	2001

BofA Credit Facility, including acquisition obligations supported by letters of credit	$45,448,700	$40,127,913
Note payable for the purchase of IFM, less unamortized discount of $411,380 as of December 31, 2000	5,286,045
Notes payable for the second and third additional Stepic purchase payments, bearing interest at a fixed rate of 11%, interest and principal payable as described in Note 12	1,161,042	1,687,764
Miscellaneous notes payable, bearing interest at fixed rates ranging from .90% to 8.25%, requiring monthly payments of principal and interest, and maturing at various dates through January 2004	49,891	64,800
Miscellaneous capital lease obligations for office equipment, requiring monthly payments ranging from $632 to $1,362, bearing interest at rates ranging from 7.65% to 9.25%, and maturing at various dates through 2005. These obligations are collateralized by equipment with a net book value of approximately $102,600 and $67,800 as of December 31, 2000 and 2001, respectively	82,300	59,385

	52,027,978	41,939,862
Less current portion	11,430,228	40,585,159

	$40,597,750	$1,354,703

      As a result of the Recapitalization discussed in Note 17, the BofA Credit Facility and the Forbearance Agreement (each as defined below) and all subsequent amendments were terminated. Because those agreements were significant to the capitalization of the Company in 2001, the terms of those agreements are summarized below:

      Effective March 30, 2001, the Company entered into a Forbearance Agreement (as amended, the “Forbearance Agreement”) and a First Amendment to Forbearance Agreement with Bank of America, N.A. (“Bank of America”) wherein Bank of America agreed to forbear from exercising its rights and remedies allowed under a $50 million amended and restated credit facility (the “BofA Credit Facility”) due to certain defaults. The Company was in default at that time for violating certain restrictive covenants and for failing to make principal payments when due. All of the defaults were foreborne as provided for in the Forbearance Agreement, and revised restrictive covenants were set. By September 30, 2001, the Company was in default under the Forbearance Agreement for failing to comply with several of the revised covenants, including minimum net worth, debt service coverage, leverage and minimum EBITDA.

      Effective October 15, 2001, the Company entered into a Second Amendment to the Forbearance Agreement (the “Second Amendment”). The Second Amendment amended the terms of the Forbearance Agreement as follows: (i) changed the termination date of the Forbearance Agreement (the “Termination Date”) from March 31, 2002 to January 15, 2002 (the period from March 30, 2001 through January 15, 2002 being defined as the “Forbearance Period”); (ii) required the Company to maintain a general operating account with Bank of America and restricted the use of funds in a calendar month to payments equal to or less than the monthly budget submitted to Bank of America; (iii) required the Company to pay accrued or unpaid interest on the BofA Note on the first day of each month beginning November 1, 2001 and each month thereafter during the Forbearance Period at the Bank of America Prime Rate plus 2.5% per annum; and (iv) added additional reporting requirements.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Second Amendment also amended the “Termination Events” as defined in the Forbearance Agreement to include the following: (i) the Company fails to execute and deliver or to cause the Company’s Chief Executive Officer (the “CEO”) and related entity to execute and deliver within ten days from the effective date of the Second Amendment a pledge to Bank of America of all the stock owned by the CEO and documentation to amend the current pledge agreement between the CEO, an affiliate and the Company; (ii) the Company fails to engage and hire within five days from the effective date of the Second Amendment competent crisis and turn around management and a new Chief Executive Officer to report directly to the independent members of the Company’s Board of Directors; (iii) the Company fails to provide Bank of America within five days from the effective date of the Second Amendment a copy of resolutions confirming the resignation of the CEO as an officer and director of the Company and that no further salary or bonuses shall be paid to the CEO; (iv) the Company fails to make efforts to refinance the amounts outstanding under the BofA Credit Facility and fails to provide weekly status reports; (v) on or before December 15, 2001, the Company fails to provide Bank of America evidence that the Company has engaged an investment banking firm to begin marketing the sale of the assets of the Company if the amounts outstanding under the BofA Credit Facility are not paid off by the Termination Date; or (vi) the Company fails to execute and deliver to Bank of America within 24 hours of Bank of America’s request a consent order consenting to the appointment of a Receiver in the event of a Termination Event, as defined.

      In addition, the Second Amendment reduced the Working Capital Sublimit under the BofA Credit Facility to $5,000,000 and limited the Working Capital Loan to the smaller of the Working Capital Sublimit or an amount equal to the Borrowing Base, as defined in the BofA Credit Facility. The Second Amendment also amended several of the financial covenants previously contained in the Forbearance Agreement.

      The Forbearance Agreement provided for the payment of Excess Cash Flow, as defined in the BofA Credit Facility, on the ninetieth day following the last day of each fiscal year. There was no Excess Cash Flow payment required for fiscal year 2001. In addition, the Forbearance Agreement required an additional principal payment in the amount of the greater of $150,000 or the gross proceeds payable to the Company in connection with the Company’s sale of the Ideas for Medicine business (“IFM”) (see Note 14).

      The Forbearance Agreement further required payments of $300,000 each on a short-term bridge loan (the “BofA Bridge Loan”) on May 31, 2001, August 31, 2001, and November 30, 2001. The proceeds of the BofA Bridge Loan were used to fund a short-term bridge loan to the Company’s Chairman of the Board, CEO, and largest shareholder (the “Shareholder Bridge Loan”) (see Note 11). The Company received approximately $474,000 from the CEO as payment on the Shareholder Bridge Loan and paid that amount to reduce the amount outstanding under the BofA Bridge Loan. In addition, the CEO paid approximately $426,000 directly to Bank of America, which was applied against the BofA Bridge Loan (and which the Company applied to the Shareholder Bridge Loan).

      The Forbearance Agreement also provided for a forbearance and restructuring fee of $10,000 plus related expenses and interest at the rate then in effect plus 6% upon a Termination Event, as defined in the Forbearance Agreement.

      As permitted under the BofA Credit Facility and BofA Bridge Loan documents, Bank of America instituted a sweep arrangement whereby funds collected in the Company’s lockbox accounts were swept periodically into a Bank of America account and applied against the outstanding loan under the BofA Credit Facility. The financial institutions which held such accounts were notified by Bank of America that such lockbox arrangements had been instituted, and the Company’s right to withdraw, transfer or pay funds from the accounts had been terminated. The Company periodically applied to receive additional loans under the Working Capital Loans under the BofA Credit Facility to the extent such loan had been paid down under the lockbox arrangement.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the Forbearance Agreement, the Company issued a warrant to Bank of America to acquire 435,157 shares of the Company’s common stock for $.05 per share. The warrant was exercisable by Bank of America during a three-year period without regard to the status of the BofA Credit Facility or the BofA Bridge Loan. The Company recorded the estimated fair value of the warrant as of April 2001 of $260,000, determined using the Black-Scholes Model (using weighted average assumptions as follows: dividend yield of 0%, expected life of five years, expected volatility of 107.6% and a risk free interest rate of 4.44%) as a deferred cost which was being amortized over the Forbearance Period. As discussed in Note 17, the warrant was terminated in connection with the Recapitalization.

      The Forbearance Agreement also required the Company to hire on or before June 30, 2001 a new chief operating officer, restricted the repayment of principal debt to junior lien holders, and to either (i) sell the assets of IFM or (ii) obtain an agreement from the seller of the IFM business to defer all payments under the related promissory note through the Termination Date (see Note 14 regarding the sale of the IFM business.) The Company hired a Chief Operating Officer in April 2001 who was terminated in June 2001, and the Company has not hired a replacement as of December 31, 2001.

      On December 15, 2001, the Company entered into a third amendment to the Forbearance Agreement under which Bank of America consented to the increase in payments of $8,000 per month to certain former shareholders of Stepic Corporation (“Stepic”) (see Note 12).

      In January 2002, the Company entered into a fourth amendment to Forbearance Agreement with Bank of America, pursuant to which Bank of America agreed to extend the Forbearance Period until March 15, 2002 (the “Expiration Date”) in order for the Company to consider its strategic alternatives. The Company subsequently effected the Recapitalization as discussed in Note 17.

      As of December 31, 2000 and 2001, $2,561,661 and $3,465,874, respectively, was outstanding under the Working Capital Loans, and $39,443,039 and $36,518,039, respectively, was outstanding under the Acquisition Loans, each as defined in the BofA Credit Facility. No funds were available for borrowing under the BofA Credit Facility as of December 31, 2001, except as may be available under the sweep arrangement described below. Also, $900,000 was outstanding under the BofA Bridge Loan as of December 31, 2000. In addition, the Company had outstanding standby letters of credit of $2,544,000 and $144,000 as of December 31, 2000 and 2001, respectively. These letters of credit, which have terms through January 2002, collateralize the Company’s obligations to third parties in connection with an acquisition (see Note 12).

      Effective March 30, 2001, through the Termination Date of the Forbearance Agreement, the BofA Credit Facility bore interest at the Bank of America prime rate plus 2.5% per annum. As of December 31, 2001, the Company’s interest rate on the BofA Credit Facility was approximately 7.25%. As of December 31, 2000, the BofA Credit Facility bore interest, at the option of the Company, at the Index Rate or Adjusted LIBOR, as defined in the BofA Credit Facility, plus an applicable margin ranging from 3.5% to 4.5%. The applicable margin applied was based on the Company’s leverage ratio, as defined in the BofA Credit Facility. As of December 31, 2000, the Company’s interest rate on the BofA Credit Facility was based on the Index Rate with a resulting rate of approximately 11%. The BofA Bridge Loan bore interest, at the option of the Company, at the Index Rate or Adjusted LIBOR, as defined in the BofA Bridge Loan documents, plus 4.5%. As of December 31, 2000, the Company’s interest rate on the BofA Bridge Loan was based on the Index Rate with a resulting rate of approximately 11.32%.

      The BofA Credit Facility called for an unused commitment fee payable quarterly, in arrears, at a rate of .375% per annum, as well as a letter of credit fee payable quarterly, in arrears, at a rate of 2% per annum. Both fees were based on a defined calculation in the agreement. In addition, the BofA Credit Facility required an administrative fee in the amount of $30,000 to be paid annually.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s obligations under the BofA Credit Facility were collateralized by liens on substantially all of the Company’s assets, including inventory, accounts receivable and general intangibles as well as a pledge of the stock of the Company’s subsidiaries. The Company’s obligations under the BofA Credit Facility were also guaranteed individually by each of the Company’s subsidiaries (the “Guarantees”). The obligations of such subsidiaries under the Guarantees were collateralized by liens on substantially all of their respective assets, including inventory, accounts receivable and general intangibles. The Company’s obligation under the Bridge Loan was collateralized by the pledge of 2,813,943 shares of the Company’s common stock beneficially owned by the CEO and an affiliate, and by the collateral previously pledged by the Company to Bank of America under the BofA Credit Facility.

      As of December 31, 2000, the Company had a promissory note (the “Note”) outstanding in the approximate amount of $5.3 million in connection with the October 9, 2000 purchase of IFM. On March 30, 2001, the Company sold the assets of IFM (see Note 14). In connection with the sale, the Buyer assumed the Note, and the Company has no further obligations under this Note.

      Future maturities of long-term debt outstanding as of December 31, 2001 are as follows:

2002	$40,585,159
2003	395,735
2004	413,314
2005	432,961
2006	112,693

$41,939,862

      The Company’s long term debt was refinanced in a recapitalization transaction in March 2002. See Note 17.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Income Taxes

      The components of the income tax provision (benefit) consist of the following for the years ended December 31:

	1999	2000	2001

Current:
Federal	$732,556	$(1,410,544)
State	251,427

	983,983	(1,410,544)
Deferred tax provision (benefit)	522,642	(7,255,717)	$(2,001,393)

	1,506,625	(8,666,261)	(2,001,393)
Change in valuation allowance		7,595,077	2,001,393

	$1,506,625	$(1,071,184)	$0

      Deferred tax assets and liabilities as of December 31, 2000 and 2001 are comprised of the following:

	2000	2001

Gross deferred tax assets:
Allowance for doubtful accounts and returns	$935,315	$385,294
Inventory and inventory reserve	2,249,736	1,681,929
Basis differences of intangible assets	5,730,083	1,395,519
Basis differences of property and equipment	62,525	132,100
State net operating losses	433,497	1,949,036
Federal net operating loss		6,341,362

Gross deferred tax assets	9,411,156	11,885,240

Gross deferred tax liabilities:
Basis differences of intangible assets	(1,779,591)	(2,288,770)
Basis differences of property and equipment	(36,488)

Gross deferred tax liabilities	(1,816,079)	(2,288,770)

Valuation allowance for net deferred tax assets	(7,595,077)	(9,596,470)

Net deferred tax assets	$0	$0

      The Company has net operating losses (“NOL”) for federal and state income tax reporting purposes of approximately $18,651,000. These NOLs have expiration dates through fiscal year 2021.

      A valuation allowance has been recorded against all deferred tax assets as of December 31, 2000 and 2001 as the Company believes that it is more likely than not that the net deferred tax assets will not be realized.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The provision (benefit) for income taxes differs from the amount which would be computed by applying the federal statutory rate of 34% to income (loss) before income taxes as indicated below:

	1999	2000	2001

Income tax provision (benefit) at statutory federal income tax rate	$1,078,426	$(7,082,799)	$(1,741,791)
Increase (decrease) resulting from:
Non-deductible meals and entertainment expense	38,110	42,635	41,138
State income taxes	253,952	(1,762,147)	(436,788)
Non-deductible amortization of goodwill	136,137	136,050	136,048
Change in valuation allowance		7,595,077	2,001,393

Income tax provision (benefit)	$1,506,625	$(1,071,184)	$0

8.     Preferred Stock

      The Company has 5,000,000 shares of preferred stock authorized for issuance. The preferences, powers, and rights of the preferred stock are to be determined by the Company’s Board of Directors. None of these shares is issued and outstanding.

9.     Stock-Based Compensation

      During 1998, the Company’s Board of Directors approved the Stock Incentive Plan for key employees and outside directors (the “Incentive Plan”) which provides for the grant of incentive stock options, restricted stock, stock appreciation rights, or a combination thereof, as determined by the Compensation Committee of the Board of Directors. Only non-incentive stock options may be granted to outside directors under the Incentive Plan. Under the Incentive Plan, as amended, 1,400,000 shares of the Company’s common stock have been reserved for issuance. In March 2002, the Board of Directors of the Company approved an increase in the number of shares authorized and reserved for issuance under the Incentive Plan to 6,000,000, subject to shareholder approval. Options under the Incentive Plan provide for the purchase of the Company’s common stock at not less than the fair market value on the date the option is granted.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Transactions under the Incentive Plan are summarized as follows:

			Weighted
		Range of	Average
	Number of	Exercise	Exercise
	Options	Prices	Price

Options outstanding, December 31, 1998	184,850	$1.875 - $15.50	$14.04
Granted	269,275	$2.688 - $ 7.00	$4.808
Forfeited	(92,850)	$1.875 - $14.625	$6.33

Options outstanding, December 31, 1999	361,275	$1.875 - $15.50	$9.14
Granted	456,000	$0.440 - $ 2.125	$0.637
Forfeited	(115,950)	$1.875 - $14.625	$9.473

Options outstanding, December 31, 2000	701,325	$0.440 - $15.50	$3.557
Granted	471,595	$0.450 - $1.090	$0.866
Forfeited	(398,650)	$0.440 - $14.625	$2.409

Options outstanding, December 31, 2001	774,270	$0.440 - $15.50	$2.507

      The weighted average fair value of options granted during the three years in the period ended December 31, 2001 was $12.38, $3.63 and $0.54, respectively.

      The following table summarizes information about options outstanding as of December 31, 2001.

Options Outstanding

	Number	Weighted Average	Number
Exercise Price	Outstanding	Remaining Contractual Life	Exercisable

$ 0.440	285,000	8.95	142,500
$ 0.450	76,700	9.90
$ 0.500	10,000	8.91	2,500
$ 0.800	3,000	9.09
$ 0.900	20,000	9.78
$ 1.050	120,000	9.42	60,000
$ 1.090	99,895	9.74
$ 1.875	2,000	6.17	1,500
$ 1.938	25,000	8.30	25,000
$ 3.375	18,000	7.92	12,000
$ 4.063	13,250	7.67	6,625
$ 6.250	3,875	7.14	1,938
$ 7.000	12,000	7.04	6,000
$13.750	5,950	6.58	4,463
$14.500	68,200	6.67	56,150
$14.625	1,400	6.67	1,050
$15.500	10,000	6.67	10,000

	774,270		329,726

      The Company applies APB No. 25 and related interpretations in accounting for the Incentive Plan. Accordingly, no compensation expense has been recognized by the Company for fixed stock option awards under the Incentive Plan. Had compensation expense for options granted under the Company’s Incentive

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plan been determined based on the fair value at the grant dates for awards under the Incentive Plan consistent with the method of SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

	1999	2000	2001

Net income (loss):
As reported	$1,665,218	$(19,760,578)	$(5,122,915)
Pro forma	$1,235,470	$(20,148,569)	$(5,509,142)
Net income (loss) per share — basic and diluted:
As reported	$0.12	$(1.48)	$(.38)
Pro forma	$0.09	$(1.51)	$(.41)

      The pro forma amounts reflected above are not representative of the effects on reported net income (loss) in future years because, in general, the options granted have different vesting periods and additional awards may be made each year.

      The Company elected to use the Black-Scholes pricing model to calculate the fair values of the options awarded, which are included in the pro forma results above. The following weighted average assumptions were used to derive the fair values:

	1999	2000	2001

Dividend yield	0%	0%	0%
Expected life (years)	7	7	5
Expected volatility	97.10%	107.60%	112.20%
Risk free interest rate	4.46%-5.43%	5.28%-6.30%	2.32%-4.51%

      Subsequent to December 31, 2001, all of the Company’s outstanding options became immediately vested under the terms of the Incentive Plan as a result of the Recapitalization discussed in Note 17. In addition, the Company granted additional options in connection with the Recapitalization.

10.     Earnings (Loss) Per Share

      A summary of the calculation of basic and diluted earnings per share (“EPS”) for the years ended December 31, 1999, 2000, and 2001 is as follows:

	For the Year Ended December 31, 1999

	Net Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

EPS — basic	$1,665,218	13,366,278	$0.12
Effect of dilutive common shares:
Stock options		6,293

EPS diluted	$1,665,218	13,372,571	$0.12

	For the Year Ended December 31, 2000

	Net Loss	Shares	Per Share
	(Numerator)	(Denominator)	Amount

EPS — basic and diluted	$(19,760,578)	13,366,278	$(1.48)

	For the Year Ended December 31, 2001

	Net Loss	Shares	Per Share
	(Numerator)	(Denominator)	Amount

EPS — basic and diluted	$(5,122,915)	13,366,278	$(.38)

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The number of stock options assumed to have been bought back by the Company for computational purposes has been calculated by dividing gross proceeds from all weighted average stock options outstanding during the period, as if exercised, by the average common share market price during the period. The average common share market price used in the above calculation was $5.09 for the year ended December 31, 1999.

      Options to purchase 228,275 shares of common stock and warrants to purchase 500,000 shares of common stock were outstanding as of December 31, 1999 but were not included in the computation of the 1999 diluted EPS because the exercise price of the options and warrants was greater than the average market value of the common shares. The options have exercise prices ranging from $5.75 to $15.50 and expire in 2008 and 2009. The warrants have an exercise price of $14.50 and expire as discussed in Note 11.

      Options to purchase 701,325 shares of common stock and warrants to purchase 500,000 shares of common stock were outstanding as of December 31, 2000 but were not included in the computation of the 2000 diluted EPS because the effect would be anti-dilutive. The options have exercise prices ranging from $.44 to $15.50 and expire in 2011. The warrants have an exercise price of $14.50 and expire as discussed in Note 11.

      Options to purchase 774,270 shares of common stock and warrants to purchase 435,157 shares of common stock were outstanding as of December 31, 2001 but were not included in the computation of the 2001 diluted EPS because the effect would be anti-dilutive. The options have exercise prices ranging from $.44 to $15.50 and expire in 2011. The warrants had an exercise price of $.05 per share and expiration date of June 19, 2004 (see Notes 6 and 17).

11.     Related-Party Transactions

      As discussed in Note 6, on June 6, 2000, the Company obtained the BofA Bridge Loan in the amount of $900,000, which was used to fund the Shareholder Bridge Loan to the Company’s CEO. The Shareholder Bridge Loan required interest at either the Index Rate or adjusted LIBOR, as defined in the Shareholder Bridge Loan, plus 4.5% as elected by the CEO. As of December 31, 2000, the interest rate was based on the Index Rate with a resulting rate of approximately 11.32%. The Shareholder Bridge Loan and related accrued interest were recorded as contra-equity in the consolidated balance sheets and were due on August 30, 2000 but not paid. As a result, the Company was unable to pay the amount due under the BofA Bridge Loan, thereby causing the Company to default under the BofA Bridge Loan and the BofA Credit Facility (see Note 6). During 2001, the CEO paid the Shareholder Bridge Loan obligation of $900,000 as described in Note 6. Accrued interest of $49,330 and $109,303 related to the Shareholder Bridge Loan was outstanding as of December 31, 2000 and 2001, respectively and recorded as contra-equity.

      The Company has unsecured loans to the CEO, the President of the Company, and a former Vice Chairman of the Board of the Company in the form of notes receivable in the amount of $337,837, plus accrued interest receivable of $141,772 and $168,800 as of December 31, 2000 and 2001, respectively. The notes require annual payments of interest at 8% beginning on September 28, 1997 and were amended in September 2001 to extend the maturity date from 2000 to December 31, 2002. The Company recognized interest income of $27,028 during each of the three years in the period ending December 31, 2001 related to the notes. The notes and related accrued interest are recorded as contra-equity in the consolidated balance sheets. Subsequent to December 31, 2001, approximately $342,000 was paid to the Company by the CEO and the President in full settlement of their outstanding balances, which included accrued interest.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The CEO and the President of the Company each owned a 50% interest in the capital stock of HP Aviation, Inc., an entity that provided the use of an airplane to the Company. During each of the three years in the period ended December 31, 2001, the Company paid HP Aviation, Inc. approximately $104,100, $104,350, and $58,500 respectively, for use of the airplane. The agreement was terminated in 2001. In addition, the CEO and the President of the Company each own a 50% interest in real estate property that is used by the Company for various management and sales related functions. During each of the three years in the period ended December 31, 2001, the Company paid these officers approximately $18,850, $12,200, and $6,900 respectively, for use of the real estate property.

      The Company had an arrangement with the CEO regarding the Company’s use of a boat that was previously owned by the CEO (the “Marine Reimbursement Arrangement”). Under the Marine Reimbursement Arrangement, the Company and its employees, agents and guests used the boat for purposes of management meetings, sales meetings, and entertainment of guests. During the years ended 2000 and 2001, the Company reimbursed the CEO approximately $13,800 and $8,600, respectively, for the use of the boat. There were no amounts reimbursed during the year ended December 31, 1999. The Marine Reimbursement Arrangement was terminated in 2001.

      The development of the Company’s Manchester, Georgia facility was financed with approximately $705,000 in proceeds of an industrial development revenue bond issued by the Manchester Development Authority for the benefit of the Company. In connection with, and as a condition to such bond financing, the Company entered into an operating lease with the Manchester Development Authority. All payments due on the bonds have been and continue to be guaranteed, jointly and severally, by the former majority shareholders of the Company and Cardiac Medical, Inc., an entity related due to common ownership by certain officers and shareholders.

      The Company has entered into a Consulting and Services Agreement with Healthcare Alliance (the “Alliance Agreement”), an affiliate of one of the Company’s directors. The Alliance Agreement provided for (i) the payment to Healthcare Alliance of an annual consulting fee of $36,000; (ii) the payment to Healthcare Alliance of an annual performance incentive fee equal to 5% of any annual sales increase achieved by the Company resulting from Healthcare Alliance’s efforts; and (iii) the grant of options to purchase up to 1% of the Company’s outstanding common stock. The options vested and became exercisable by Healthcare Alliance only if it procured group purchasing agreements with certain Group Purchasing Organizations (“GPOs”), and the Company achieved certain levels of incremental sales revenue under its agreement with the particular GPO (at an exercise price equal to the closing stock price of the Company’s common stock on the effective date of the purchasing agreement). The Company incurred expense of $36,000 related to the annual consulting fee under the Alliance Agreement during each of the three years in the period ended December 31, 2001. The Company also reimbursed Healthcare Alliance for expenses incurred of approximately $9,900 and $1,100 during the years ended December 31, 2000 and 2001, respectively. In addition, the Company incurred incentive fees of approximately $45,300 during 1999 based on incremental annual sales achieved by the Company resulting from Healthcare Alliance’s efforts. There were no incentive fee amounts earned during the years ended December 31, 2000 and 2001. In addition, there were no grants of Company stock options during each of the three years in the period ended December 31, 2001 related to provision (iii) of the Alliance Agreement.

      In addition, the Company granted an option to Healthcare Alliance for the purchase of 45,000 shares of common stock of the Company. Such options vested and became exercisable by Healthcare Alliance only if the Company achieved certain amounts of incremental sales revenue under the Company’s group purchasing agreement with Premier, (the “Premier Agreement” — see below). The exercise price for these shares was the closing stock price of the Company’s common stock on the day that the options vest. The options were exercisable for a period of five years upon vesting. None of the 45,000 options had vested as of December 31, 2001 and the Alliance Agreement expired on December 31, 2001.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the Premier Purchasing Partners, L.P. (“Premier”) Agreement, the Company entered into a related warrant agreement with Premier (the “Warrant Agreement”) pursuant to which the Company granted Premier a warrant to acquire up to 500,000 shares of the Company’s common stock for $14.50 per share. The Warrant Agreement provided for vesting annually in increments of 100,000 only upon the achievement of certain specified minimum annual sales (the “Minimum Annual Sales Targets”) and/or minimum cumulative sales (the “Cumulative Sales Targets”) of the Company’s products to participating Premier hospitals with automatic acceleration in any given year in the event that both the Minimum Annual Sales Targets and Cumulative Sales Targets with respect to such year were achieved. During the life of the Warrant Agreement, there was no vesting under the warrant. In September 2001, Premier terminated its agreement with the Company. As a result, the Warrant Agreement was terminated effective with the termination of the Premier Agreement. During each of the years in the period ended December 31, 2001, the Company paid administrative fees to Premier of approximately $75,000, $89,000 and $98,000, respectively. One of the Company’s board members served as president of Premier until December 1999.

      An affiliate of one of the Directors of the Company provided consulting services to the Company during each of the three years during the period ended December 31, 2001, which were expensed in the amounts of approximately $77,300, $92,000, and $484,000, respectively. As of December 31, 2001, amounts payable to this affiliate totaled approximately $272,000 related to these consulting services.

12.     Commitments and Contingent Liabilities

      The Company leases its facility and certain equipment under operating lease agreements expiring in various years through 2010. Rent expense under various operating leases was approximately $217,000, $219,000, and $399,000 during each of the three years in the period ended December 31, 2001, respectively. Approximate minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year are as follows:

2002	$323,000
2003	279,000
2004	191,000
2005	190,000
2006	190,000
Thereafter	622,000

$1,795,000

      The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

      The Company is subject to numerous federal, state and local environmental laws and regulations. Management believes that the Company is in material compliance with such laws and regulations and that potential environmental liabilities, if any, are not material to the consolidated financial statements.

      In connection with the 1998 acquisition of IFM, the Company entered into a long-term manufacturing agreement (the “Manufacturing Agreement”), pursuant to which, for a four-year term, IFM agreed to manufacture exclusively for the Company and the Company agreed to purchase from IFM a specified minimum amount of products from the medical device product lines acquired by the Company. The Manufacturing Agreement provided that annual sales of the products from IFM to the Company

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

would be equal to at least $6 million during each twelve-month period under the Manufacturing Agreement. In 1999, the Company breached the Manufacturing Agreement.

      On October 9, 2000, the Company acquired certain additional assets from IFM, including inventory of approximately $3 million, and leasehold improvements and other fixed assets of approximately $3 million. The Company also assumed IFM’s lease for its manufacturing facility located in St. Petersburg, Florida. In connection with the acquisition, the Manufacturing Agreement was terminated and the Company’s breaches were resolved. In consideration for the October 2000 acquisition, the Company agreed to pay IFM approximately $6 million (see Note 6).

      On March 30, 2001, the Company and Vascutech Acquisition, LLC (“Vascutech”) entered into an asset purchase agreement (the “IFM Agreement”) whereby the Company sold to Vascutech the IFM business and related assets. Pursuant to the IFM Agreement, the second installment of the purchase price in the amount of approximately $220,000 (the “Second Installment”) was due from Vascutech to the Company on September 30, 2001. On September 7, 2001, LeMaitre Vascular, Inc. (formerly known as Vascutech, Inc.) (“LeMaitre”) sent a letter to the Company seeking indemnification under the IFM Agreement in an amount equal to $800,000 for the Company’s alleged breach of its representations and warranties set forth in the IFM Agreement. The Company responded to LeMaitre by letter on September 19, 2001, notifying LeMaitre of the Company’s position that it had not breached the IFM Agreement and indicating that the Company expected receipt of the Second Installment on September 30, 2001. On September 24, 2001, the Company filed a complaint for Declaratory Judgment and Breach of Contract against LeMaitre and Vascutech in the Superior Court of Fulton County in the State of Georgia. The Company has requested (i) judgment in the amount of approximately $220,000, the amount owed to the Company under the IFM Agreement; and (ii) that the Court declare that the Company has not breached the representations and warranties in the IFM Agreement and that its obligations under the IFM Agreement have been fully satisfied. On November 8, 2001, LeMaitre filed its Answer to the Complaint, denying both the breach of contract claim and the grounds for the Company’s request for a declaratory judgment. LeMaitre also filed a counterclaim against the Company for breach of contract, fraud and deceit, and punitive damages. LeMaitre seeks in excess of $800,000 in actual damages.

      Also in connection with the 1998 acquisition of IFM, the Company assumed certain license agreements (the “IFM Licensors”) for the right to manufacture and sell certain medical instruments covered by the IFM Licensors’ patents or derived from the IFM Licensors’ confidential information. Payments under the license agreements totaled approximately $106,000, $91,000, and $48,000 during the years ended December 31, 1999, 2000, and 2001, respectively. These license agreements were transferred to Vascutech pursuant to the IFM Agreement.

      The Company is party to license agreements with an individual (the “Licensor”) for the right to manufacture and sell dual lumen fistula needles, dual lumen over-the-needle catheters, dual lumen chronic and acute catheters, and other products covered by the Licensor’s patents or derived from the Licensor’s confidential information. Payments under the agreement vary, depending upon the purchaser, and range from 9% to 15% of the Company’s net sales of such licensed products. Such payments shall continue until the expiration date of each corresponding licensed patent right covering each product under the agreement. Payments under these license agreements totaled approximately $448,000, $382,000, and $234,000 during each of the three years in the period ended December 31, 2001, respectively.

      On March 18, 1997, the Company entered into an agreement with a vascular access port manufacturer (the “Manufacturer”) to allow for the eventual transfer of the manufacturing process of certain plastic port models to the Company. The agreement requires the Company to purchase a minimum of 3,500 ports each year through 2002. To the extent that purchases exceed 4,000 in one contract year, such excess purchases may be applied to the following year’s minimum commitment. As of December 31, 2000, the Company had made excess port purchases of approximately 7,900 units that were available to be

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

applied to future years’ purchase commitments. As of December 31, 2000, the Company has satisfied all criteria in the agreement to take over the manufacture of the ports with the payment of a royalty to the Manufacturer. Any royalty payments will be paid quarterly and calculated as 40% of the difference between the Company’s cost to manufacture the port and the Company’s sales price, as defined in the agreement, for each port sold by the Company. The percentage used to calculate the royalty payments will decrease to 25% after the first year of manufacture by the Company through December 2002. During 2001, the Company took over the manufacturing process for both the titanium port models and the plastic port models. Sales of the plastic port models manufactured by the Company will commence in 2002. In 2001, under the terms of the agreement, the Company purchased the Manufacturer’s inventory of related parts and finished ports at the Manufacturer’s cost. The Company made no royalty payments to the Manufacturer during 2001.

      On December 11, 1998, the Company entered into a long-term distribution agreement (the “Distribution Agreement”) with a medical devices manufacturer (“Possis”). The Distribution Agreement provided for Possis to supply, and the Company to purchase, certain minimum levels of vascular grafts for an initial term of three years. In January 2001, the Company was sued by Possis in connection with non-payment of invoices and breach of the minimum commitments under the Distribution Agreement. In June 2001, the distribution agreement with Possis was terminated by agreement of the parties in connection with settling the litigation with Possis. The consolidated balance sheet as of December 31, 2000 included accruals for expected product returns related to Possis and all related inventory.

      Effective November 15, 2001, the exclusive distributor agreement between Stepic and Pall Medical Companies (“Pall”) was terminated. As part of the termination, Stepic was permitted to sell the Pall critical care products through November 14, 2001 and the Pall blood products through January 31, 2002. In addition, Stepic has the right to return for credit all remaining Pall inventory within 30 days of the last permitted sale date.

      The Company has entered into various distribution agreements under which the Company has guaranteed certain gross margin percentages to its distributors. As a result of these guarantees, the Company has accrued approximately $471,000 and $649,000 as of December 31, 2000 and 2001, respectively, related to amounts to be rebated to the various distributors.

      The Company is party to numerous agreements which contain certain provisions regarding change in control, as defined by the agreements, or the acquisition of the Company by a third party. These provisions could result in additional payments being required by the Company should these events, as defined, occur.

      Effective October 15, 1998, the Company completed the purchase of the outstanding stock of Stepic for $8 million in cash and contingent payments of up to $12 million over a three-year period based upon the successful achievement of certain specified future earnings targets by Stepic. The Company determined that $7.2 million of this contingent payment was probable of payment and recorded this amount at the acquisition date. All additional payments made have been accounted for as additional costs of acquired assets and amortized over the remaining life of the assets.

      During 1999, 2000, and 2001, the Company recorded additional purchase price payable to the previous Stepic shareholders of approximately $2.1 million, $1.2 million, and $667,000, respectively, representing the Company’s additional earned contingent payments for the anniversary years ending October 31, 1999, 2000 and 2001, respectively, as required by the purchase agreement (the “Purchase Agreement”). The Company recorded approximately $439,000 related to the 2001 contingent payment during the year ended December 31, 2000, which was included in accrued expenses as of December 31, 2000.

      The 2000 contingent payment was due December 15, 2000 and $2.4 million, which was previously accrued, was paid from proceeds from the BofA Credit Facility. On December 15, 2000, the Company

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amended the Purchase Agreement so that the remaining portion of the 2000 contingent payment of approximately $1.2 million could be paid, together with interest at 11%, through April 2001. The Company failed to make all required payments to the Stepic shareholders under the December 15, 2000 amendment and on February 14, 2001, two of the three previous Stepic shareholders (the “Plaintiffs”) filed suit against the Company for non-payment. On March 30, 2001, the Company entered into a Settlement Agreement with the Plaintiffs wherein the Plaintiffs agreed to voluntarily dismiss their pending lawsuit against the Company, and the Company agreed to pay the 2000 contingent payment at a rate of $9,400 per month beginning on April 15, 2001, until final payment of the remaining outstanding balance on February 10, 2002. In addition, under the terms of the Settlement Agreement, the Company agreed to pay interest to the Plaintiffs on the unpaid balance of the 2000 contingent payment at the rate of 11% per annum, including a lump sum interest payment of approximately $27,000.

      The 2001 contingent payment was due December 15, 2001, and $2.4 million, which was previously accrued, was paid from proceeds from the BofA Credit Facility. On March 14, 2002, the Company entered into an agreement with the Plaintiffs, which replaces the Settlement Agreement, pursuant to which the Company paid $100,000 to the Plaintiffs on March 15, 2002 and agreed to pay monthly payments of principal and interest of approximately $36,000 through March 2006.

13.     Supplemental Disclosure of Cash Flow Information

      The following represent noncash activities for the years ended December 31:

	1999	2000	2001

Short-term debt issued for certain prepaid insurance coverage	$115,493	$135,086	$358,573
Increase to goodwill related to purchase price allocation	$286,797	$438,958
Notes issued for purchase of equipment	$122,720	$30,347
Issuance of non-compete agreement	$250,000
Notes issued for additional Stepic purchase payment	$650,834	$1,162,042	$227,695
Reduction of long-term debt to settle other receivable		$60,255
Note issued for IFM purchase (see Notes 6 and 14)		$6,050,054
Discount recorded on IFM note		$451,840
Increase in notes receivable — shareholders	$27,028	$76,358	$87,001
Noncash payment of short-term bridge loan by the CEO			$425,610
Issuance of warrant			$260,000

14.     Impairment Charge and Sale of IFM

      During the year ended December 31, 2000, the Company recognized an impairment loss, in accordance with APB No. 17, on the long-lived assets of IFM. The trends for IFM indicated that the future discounted cash flows from this division would be substantially less than its carrying value for long-lived assets, specifically intangibles comprised of goodwill and patents. Accordingly, the Company recognized a non-cash pre-tax charge of $12.1 million during the year ended December 31, 2000 to write the assets down to their estimated fair value based on management’s estimate of the expected proceeds to be received upon a sale of IFM.

      Effective March 30, 2001 (the “IFM Closing Date”), the Company completed the sale of certain IFM assets for the assumption of the Note related to IFM (see Note 6), cash of $2,250,500 upon closing, and cash of $150,000 due six months from the IFM Closing Date (the “Second Installment”). Assets sold included inventory of $3.3 million, property and equipment of $2.4 million, and intangible assets of $1.6 million. The asset purchase agreement provided for a purchase price adjustment related to certain inventory values within five business days after the IFM Closing Date. Based on the values of the

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

inventory following the IFM Closing Date, the Company recorded an additional purchase price receivable of approximately $70,000 which is to be paid as part of the Second Installment. In addition to the purchase of certain assets, the buyer assumed the Company’s sublease of the IFM facility and the related employees.

      The Second Installment in the amount of approximately $220,000 was due from the purchaser on September 30, 2001. As of December 31, 2001, the Second Installment has not been paid, and the purchaser has sought indemnification under the asset purchase agreement for the Company’s alleged breach of its representations and warranties set forth in the agreement. On September 24, 2001, the Company filed a Complaint for Declaratory Judgement and Breach of Contract against the purchaser in the Superior Court of Fulton County in the State of Georgia. As of December 31, 2001, the Company has fully reserved the amount due from the purchaser of approximately $220,000.

15.     Segment Information and Major Customers

      The Company operates two reportable segments, manufacturing and distribution. The manufacturing segment includes products manufactured by the Company, as well as products manufactured by third parties on behalf of the Company.

      The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies” (see Note 2) to the extent that such policies affect the reported segment information. The Company evaluates the performance of its segments based on gross profit; therefore, selling, general, and administrative costs, as well as research and development, interest income/expense, and provision for income taxes, are reported on an entity-wide basis only.

      The table below presents information about the reported sales (which include intersegment sales), gross profit (which include intersegment gross profit) and identifiable assets (which include intersegment receivables) of the Company’s segments as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001.

	1999		2000

		Gross		Gross	Identifiable
	Sales	Profit	Sales	Profit	Assets

Manufacturing	$32,660,880	$17,568,526	$25,717,073	$8,250,015	$46,885,864
Distribution	45,883,836	9,888,249	41,522,035	8,561,642	39,879,507

	$78,544,716	$27,456,775	$67,239,108	$16,811,657	$86,765,371

	2001

		Gross	Identifiable
	Sales	Profit	Assets

Manufacturing	$24,700,813	$13,629,350	$35,768,752
Distribution	36,410,217	6,987,362	35,633,080

	$61,111,030	$20,616,712	$71,401,832

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of total segment sales to total consolidated sales and of total segment gross profit to total consolidated gross profit of the Company for each of the three years in the period ended December 31, 2001 is as follows:

	1999	2000	2001

Total segment sales	$78,544,716	$67,239,108	$61,111,030
Elimination of intersegment sales	(3,174,059)	(3,903,869)	(2,044,241)

Consolidated sales	$75,370,657	$63,335,239	$59,066,789

Total segment gross profit	$27,456,775	$16,811,657	$20,616,712
Elimination of intersegment gross profit	(96,935)	(198,530)	(296,510)

Consolidated gross profit	$27,359,840	$16,613,127	$20,320,202

      A reconciliation of total segment assets to total consolidated assets of the Company as of December 31, 2000 and 2001 is as follows:

	2000	2001

Total segment assets	$86,765,371	$71,401,832
Elimination of intersegment receivables	(37,954)	(54,292)

Consolidated assets	$86,727,417	$71,347,540

      The Company’s operations are located in the United States. Thus, all of the Company’s assets are located domestically. Sales information by geographic area for each of the three years in the period ended December 31, 2001 is as follows:

	1999	2000	2001

United States	$71,103,033	$60,109,243	$57,199,262
Foreign	4,267,624	3,225,996	1,867,527

Consolidated net sales	$75,370,657	$63,335,239	$59,066,789

      No single country outside of the United States is significant to the Company’s consolidated revenues. Sales to the Company’s three largest customers amounted to approximately 7%, 6%, and 8% of total sales during each of the three years in the period ended December 31, 2001, respectively. As of December 31, 2000 and 2001, 10%, and 15%, respectively, of the accounts receivable balance consisted of amounts due from the Company’s three largest customers.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The table below presents sales and gross profit by major product category for each segment for each of the three years in the period ending December 31, 2001:

	1999		2000		2001

	Sales	Gross Profit	Sales	Gross Profit	Sales	Gross Profit

Manufacturing:
Ports	$17,491,130	$11,179,203	$17,620,921	$11,649,443	$18,499,708	$12,887,261
Accessories	1,924,919	825,299	1,891,651	550,880	1,960,611	624,619
Catheters	4,909,127	1,567,528	3,742,681	1,609,875	2,958,445	1,312,370
All Other	8,335,704	3,996,496	2,461,820	(5,560,183)	1,282,049	(1,194,900)

Total Manufacturing Sales	$32,660,880	$17,568,526	$25,717,073	$8,250,015	$24,700,813	$13,629,350

Distribution:
Arrow	$13,918,000	$2,380,000	$12,981,000	$2,226,000	$13,455,000	$2,309,000
Pall	8,024,000	1,805,000	6,632,000	1,495,000	5,282,000	1,129,000
Ballard	7,342,000	558,000	6,265,000	483,000	6,111,000	421,000
Augustine	3,247,000	536,000	3,273,000	544,000	3,056,000	463,000
All Other	13,352,836	4,609,249	12,371,035	3,813,642	8,506,217	2,665,362

Total Distribution Sales	$45,883,836	$9,888,249	$41,522,035	$8,561,642	$36,410,217	$6,987,362

16.     Defined Contribution Benefit Plan

      The Company maintains a 401(k) profit sharing plan (the “Plan”) that covers essentially all of the Company’s employees. Employees are eligible to participate in the Plan after completing one year of service and attaining the age of 21. Participants in the Plan can contribute up to 15% of their annual salary during the plan year. The Company’s contributions to the Plan, which are based principally on a percentage of the participant’s annual base salary, are discretionary and determined on an annual basis by the Board of Directors. The Company made no contributions to the Plan during each of the three years in the period ended December 31, 2001.

17.     Subsequent Event

      The Company incurred a loss of approximately $5 million in 2001, and as discussed in Note 6, the Company was in violation of the Forbearance Agreement with Bank of America as of December 31, 2001 and continuing into 2002. As more fully described below, the Company has completed a recapitalization transaction that extinguished all of the Company’s outstanding debt and warrants held by Bank of America, entered into new financing facilities with new lenders and substantially reduced the Company’s total outstanding debt. The Company’s senior loan agreement contains certain requirements which are either determined at the discretion of the lender or involve meeting financial covenants. The Company is unable to objectively determine or measure whether it can comply with those requirements. While there can be no assurance, it is the Company’s expectation to comply with these requirements and to have the financing facilities available for its working capital needs throughout 2002. If the Company is unable to comply with the requirements of the new financing facilities during 2002, the Company may not be able to borrow under the senior loan agreement, and all amounts may become immediately due.

      On March 1, 2002, the Company entered into certain agreements with ComVest Venture Partners, L.P. (“ComVest”), an affiliate of Commonwealth Associates LP (“Commonwealth”) to recapitalize the Company (the “Recapitalization”). The Company successfully completed the Recapitalization and the Forbearance Agreement, as amended, with Bank of America was terminated as of March 15, 2002.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The details of the Recapitalization follow:

      On March 19, 2002, the Company announced that it had completed an arrangement with ComVest, LaSalle Business Credit, Inc. (“LaSalle”), and Medtronic Inc. (“Medtronic”) to recapitalize the Company by extinguishing all of the Company’s senior debt and warrants held by Bank of America and substantially reducing the Company’s total outstanding debt. Pursuant to the Recapitalization, the Company issued Senior Subordinated Convertible Notes in the amount of $15 million to ComVest, Medtronic and other investors, assumed a $2 million Junior Subordinated Promissory Note payable to Bank of America (the “Junior Note”), and entered into a new revolving and term loan facility (“the LaSalle Credit Facility”) for up to $22 million, of which approximately $8.8 million was outstanding as of March 31, 2002. The following is a summary of key provisions of the Recapitalization:

      On February 22, 2002, ComVest and Bank of America entered into an assignment agreement under which ComVest agreed to acquire all of Bank of America’s interest in the BofA Credit Facility. The purchase price for the assignment was $22 million in cash, plus the $2 million Junior Note. The Company subsequently assumed the Junior Note pursuant to the Recapitalization, and ComVest has been released from obligations under the Junior Note. Upon the closing of the assignment on March 15, 2002, ComVest acquired all of Bank of America’s interest in the note outstanding under the BofA Credit Facility (the “BofA Note”), the warrants issued to Bank of America pursuant to the BofA Credit Facility were surrendered and cancelled, and the Forbearance Agreement was terminated. The estimated fair value of the warrants on March 15, 2002 of approximately $345,000 will be recorded in additional paid-in-capital, and the existing value of the warrant of $260,000 will be extinguished.

      On March 1, 2002, the Company entered into a Note Purchase Agreement with ComVest and certain Additional Note Purchasers, as defined. Under the Note Purchase Agreement, the Company agreed to issue $15 million of Senior Subordinated Convertible Notes. Interest on the Senior Subordinated Convertible Notes is payable quarterly beginning in June 2002 and accrues at a rate of 6% per year for the first six months and 8% per year thereafter until the notes are paid in full and mature on March 16, 2004. The Company issued these Convertible Notes as follows: $4.4 million to ComVest, $4 million to Medtronic and $6.6 million to the Additional Note Purchasers.

      The holders of the Convertible Notes have the right to convert in the aggregate a total of $270,000 of the Convertible Notes into shares of the Company’s common stock at a conversion price of $0.01 per share for a total of 27,000,000 shares, subject to a downward adjustment upon repayment of all or a portion of the amounts due, as described below. If this $270,000 is converted, the Company will still be obligated to repay, in the aggregate, $14,730,000 to the holders of the Senior Subordinated Convertible Notes. This 27,000,000 shares includes up to 3,300,000 shares which may be issued upon conversion of the Bridge Note issued to ComVest. Under the conversion terms, if the principal amount of the Additional Notes, together with all interest due is paid in full on or before 30 days following March 16, 2002 (the “Closing Date”), then the maximum aggregate number of shares of common stock that all the Additional Notes may be converted into is 22,500,000. If the principal amount of all the Convertible Notes and all interest due is paid on or before March 16, 2004, then the maximum aggregate number of shares of the Company’s common stock that the Convertible Notes can be converted into is 19,500,000. The terms of the applicable conversion periods and conversion amounts are as follows:

•	From April 16, 2002 through March 16, 2004, ComVest has the right to convert 1.25% of the Outstanding Balance (defined as principal plus accrued and unpaid interest under the ComVest Convertible Note) held under its $4.4 million Convertible Note plus 0.6% of the amount of principal repaid under the Additional Notes;

•	Between March 16, 2003 and March 16, 2004, ComVest has the right to convert an additional 0.25% of the Outstanding Balance;

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	From April 16, 2002 through March 16, 2004, Medtronic has the right to convert 1.5% of its $4 million Convertible Note;

•	From March 16, 2003 through March 16, 2004, Medtronic has the right to convert an additional 0.3% of $4 million if ComVest’s Convertible Note and the notes held by the Additional Note Purchasers have not been repaid;

•	From April 16, 2002 through March 16, 2004, the Additional Note Purchasers have the right to convert 1.25% of the Additional Notes Outstanding Balance (defined as principal plus accrued but unpaid interest under the Additional Notes) held under their $6.6 million Convertible Note plus 0.6% of the amount of principal repaid under ComVest’s Convertible Note on or before April 16, 2002; and

•	From March 16, 2003 until March 16, 2004, the Additional Note Purchasers have the right to convert an additional 0.25% of the Additional Notes Outstanding Balance.

      Additionally, in connection with the Bridge Loan, the Company issued a Convertible Bridge Note (the “Bridge Note”) to ComVest. ComVest may convert this note into up to 3,300,000 shares of the Company’s common stock. The number of shares of common stock issuable upon conversion of the Bridge Note is subject to the 27,000,000 share threshold described above. The conversion terms of the Bridge Note are as follows:

Maximum Conversion Amount
During Applicable Period
Applicable Period	(all shares convertible at $.01 per share)

March 8, 2002 through March 8, 2003	• 50% of the Original Amount (equal to $33,000 as of June 20, 2002) may be converted into shares of common stock equal to (i) 0.6667, multiplied by (ii) the aggregate principal amount outstanding under the Additional Notes on the date of issuance (equal to $6.6 million).
March 8, 2003 through March 8, 2004	• In the event that the ComVest Convertible Notes and the Additional Notes have not been repaid in full by March 8, 2003, 50% of the Original Amount may be converted into shares of common stock equal to (A)(i) 0.8 multiplied by (ii) the aggregate principal amount outstanding under the Additional Notes on the date of issuance (equal to $6.6 million).

      The Company may prepay the Senior Subordinated Convertible Notes, subject to no prepayment penalty within the first 12 months, with a prepayment penalty of 5% between months 12 to 15, and a prepayment penalty of 10% between months 15 to 24. The Note Purchase Agreement also contains certain affirmative and negative covenants, including, but not limited to, restrictions on indebtedness and liens, business combinations, sale or discount of receivables, conduct of the Company’s business, transactions with affiliates, ability to enter into contracts outside the ordinary course of business, and ability to pay dividends. The Events of Default include, but are not limited to, failure to pay an obligation when due, breach of any covenant that remains uncured for 15 days, bankruptcy, change of control, and failure to obtain shareholder approval of the Recapitalization within 195 days of the closing date of March 16, 2002. Pursuant to the rules and regulations of the American Stock Exchange, the Company may issue up to 19.9% of its common stock, including upon conversion of the Convertible Notes, without shareholder approval. The shareholder approvals that the Company agreed to obtain and will submit to the shareholders at the 2002 Annual Meeting include issuances of common stock pursuant to the

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recapitalization, amendments to the Company’s articles of incorporation to increase the number of authorized shares of common stock from 50 million to 100 million and to declassify the staggered board, amendments of the Bylaws to eliminate the fair price and business combinations provisions, and the grant of options to the CEO and the Company’s President (as described below).

      On March 15, 2002, the Company and ComVest, as the holder of the outstanding BofA Note, agreed to reduce the outstanding principal amount of the BofA Note from $40.3 million to $22 million. As a result, the Company recorded an extraordinary loss on the early extinguishment of debt of approximately $6.6 million during the first quarter of 2002. This extraordinary loss was calculated by subtracting the fair value of the new debt of $42.6 million, which included the amount outstanding under the LaSalle Credit Facility ($7.3 million), the Convertible Notes ($33.3 million), and the BofA Junior Note ($2.0 million), from the amount outstanding under the BofA debt of $40.3 million. Also included in the extraordinary loss were various costs paid to ComVest/ Commonwealth and LaSalle, as the lenders, to effect the recapitalization transaction of $4.3 million. Included as components of the additional $4.3 million of transaction expenses were the following: $570,000 in closing costs and due diligence fees paid to LaSalle; a warrant to purchase the Company’s common stock issued to LaSalle valued at approximately $695,000; approximately 2.7 million shares issued to ComVest valued at approximately $2.3 million; deferred loan costs from the original BofA debt of approximately $128,000, and $1.15 million paid to Commonwealth in closing costs and due diligence fees. Also included in the additional expenses, but offsetting these amounts are approximately $130,000 in fees and accrued interest forgiven by BofA and the fair value of the BofA warrant of $345,000 which was acquired and cancelled by ComVest.

      The Company also incurred numerous other costs that were either expensed as incurred or capitalized as debt issuance costs. Included in selling, general, and administrative expenses for the six-month period ended June 30, 2002 are approximately $2.8 million of expenses related to the recapitalization transaction. The primary components of those expenses are $2.4 million in stock compensation and bonuses to two of the Company’s executive officers, $168,000 in consulting fees, and $227,000 in legal and other fees. The Company capitalized approximately $1.5 million as debt issuance costs, consisting primarily of $906,000 in legal fees, $322,000 of consulting fees, and $222,000 of other miscellaneous fees paid for services rendered in connection with the recapitalization.

      In exchange for funding a portion of the $22 million cash purchase price paid to BofA, ComVest assigned $4 million in principal amount of the BofA Note to Medtronic and $6.6 million in principal amount of the BofA Note to the Additional Note Purchasers while retaining $11.4 million in principal amount of the BofA Note itself. After such assignments, the Company issued the Convertible Notes under the Note Purchase Agreement in the aggregate principal amount of $15 million in exchange for the surrender of $15 million in principal amount of the BofA Note held by ComVest, Medtronic and the Additional Note Purchasers. The remaining $7 million in principal amount of the BofA Note was repaid with the proceeds of a bridge loan from ComVest to the Company made on March 15, 2002 (the “Bridge Loan”).

      The fair value of the Convertible Notes, which was used in the determination of the extraordinary loss on early extinguishment of debt, was $33.3 million. As this value represents a substantial premium to the face value of the debt, the Company recorded the debt at its face value of $15 million, and recorded the premium of $18.3 million as an increase to additional paid-in-capital. The Company determined the fair value of the convertible notes by considering their two components, the non-convertible debt of $14,730,000 and the convertible debt of $270,000. The non-convertible debt component’s carrying value of $14,730,000 represents its fair value because, when considered with the convertible component, its terms yield a market rate of return. The convertible component’s fair value was determined by multiplying the fair value of the Company’s stock by the number of shares into which this component is convertible. Thus, 27 million shares multiplied by $0.68940 per share equals $18,613,685. The sum of the non-convertible

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

component’s fair value of $14,730,000 and the convertible component’s fair value of $18,613,685 equals the total debt instrument’s fair value of $33,343,685.

      The Company determined the fair value of its stock in a multiple-step process. First, the Company computed its assumed fair value of $13,762,977 at the date of the transaction by multiplying the number of outstanding shares (16,311,676) by the then current market price per share of $0.84375, which resulted in a fair value of the Company prior to any conversion of the convertible portion of the notes. The Company then added to this computed fair value $16,095,909, which represents the difference between the extinguished Bank of America debt of $40,320,909 and the face value of the new debt of $24,225,000. This $16,095,909 difference was credited to additional paid-in-capital. Thus, the new fair value of the Company, prior to any conversion, is $29,858,886. The Company then assumed full conversion of the convertible portion of the notes, which resulted in an additional 27,000,000 shares becoming outstanding. After conversion, the Company would have 43,311,676 shares outstanding, which when divided into the new fair value of $29,858,886, yields a new per share market value of $0.68940.

      On March 18, 2002, the Company entered into the LaSalle Credit Facility pursuant to a loan and security agreement (the “Loan Agreement”) with Standard Federal Bank National Association (“SFB”), acting by and through LaSalle, as SFB’s agent (collectively the “Lender”). Under the Loan Agreement, the Lender has provided a $20 million senior revolving loan facility (the “Revolving Loan”) and a $2 million term loan facility (“Term Loan”). The Company used the proceeds to repay the Bridge Loan and expenses related to the Recapitalization and will use the remaining proceeds for working capital and general corporate purposes. Both loan facilities will bear interest at the LaSalle Bank Prime Rate plus 2%, subject to an additional 2% that would be added to the interest rate upon the occurrence of an Event of Default (as discussed below).

      As collateral, the Company granted a security interest in all of the Company’s present and future assets, whether now or hereafter owned, existing, acquired or arising and wherever now or hereafter located, including, but not limited to: all accounts receivable; all chattel paper, instruments, documents and general intangibles including patents, patent applications, trademarks, trademark applications, trade secrets, trade names, goodwill, copyrights, copyright applications, registrations, licenses, software, franchises, customer lists, tax refund claims, claims against carriers and shippers, guaranty claims, contract rights, payment intangibles, security interests, security deposits, and indemnification rights; all inventory; all goods including equipment, vehicles, and fixtures; all investment property; all deposit accounts, bank accounts, deposits and cash; all letter-of-credit rights; certain commercial tort claims; all property of the Company in control of the Lender or any affiliate of the Lender; and all additions, substitutions, replacements, products, and proceeds of the aforementioned property including proceeds from insurance policies and all books and records relating to the Company’s business.

      The Loan Agreement contains affirmative and negative covenants. The affirmative covenants require the Company to, among other things, maintain accurate and complete records, notify the Lender of major business changes, comply with relevant laws, maintain proper permits, conduct relevant inspections and audits, maintain adequate insurance with the Lender named as loss payee, keep collateral in good condition, use proceeds only for business purposes, pay required taxes, maintain all intellectual property, maintain a checking account with LaSalle, hire a Chief Operating Officer with experience in the medical products industry within 90 days of the date of the Loan Agreement, grant the Lender the right to conduct appraisals of the collateral on a bi-annual basis, and deliver a survey of the property located at the Company’s offices on Northside Parkway in Atlanta within 60 days of the date of the Loan Agreement. The negative covenants restrict the Company’s ability to, among other things, make any guarantees, incur additional indebtedness, grant liens on its assets, enter into business combinations outside the ordinary course of business, pay dividends, make certain investments or loans, allow its equipment to become a

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fixture to real estate or an accession to personal property, alter its lines of business, settle accounts, or make other fundamental corporate changes.

      The Loan Agreement also contains financial maintenance covenants, including, but not limited to, the following:

•	maintaining Minimum Availability at all times of at least $4 million under the Minimum Availability Test. “Minimum Availability” is defined as (a) the lesser of: (i) the Revolving Loan Limit (which is up to 85% of the face amount of the Company’s eligible accounts receivable; plus the lesser of (x) up to 55% of the lower of cost or market value of the Company’s eligible inventory or up to 85% of the net orderly liquidation value of eligible inventory, whichever is less, or (y) $11 million; plus such reserves as the Lender may establish) and (ii) the Maximum Revolving Loan Limit of $20 million minus (b) the sum of (i) the amount of all then outstanding and unpaid Liabilities (to Lender, as defined) plus (ii) the aggregate amount of all then outstanding and unpaid trade payables and other obligations more than 60 days past due; plus (iii) the amount of checks issued by the Company which are more than 60 days past due but not yet sent and the book overdraft of the Company plus (iv) $4,000,000 owed by the Company to Arrow International;

•	maintaining Tangible Net Worth of $7,698,000 for the quarter ending December 31, 2002, $8,522,000 for the quarter ending March 31, 2003, $9,475,000 for the quarter ending June 30, 2003, $10,544,000 for the quarter ending September 30, 2003, $11,728,000 for the quarter ending December 31, 2003 and each quarter thereafter (Tangible Net Worth is defined as shareholders’ equity including retained earnings less the book value of all intangible assets, prepaid and non-cash items arising from the transactions contemplated by the Loan Agreement and goodwill impairment charges recorded as a result of FASB No. 142 as determined solely by Lender plus the amount of any LIFO reserve plus the amount of any debt subordinated to the Lender);

•	maintaining fixed charge coverage (ratio of EBITDA to fixed charges) of 1.10 to 1.0 from April 1, 2002 through December 31, 2002, 1.20 to 1.0 from April 1, 2002 through March 30, 2003, 1.40 to 1.0 for the quarter ending June 30, 2003 and for the immediately preceding four fiscal quarters, and 1.50 to 1.0 for the quarter ending September 30, 2003 and for the immediately preceding four fiscal quarters and each fiscal quarter thereafter;

•	maintain EBITDA, based on the immediately preceding four fiscal quarters, of $4,000,000 on December 31, 2002, $5,437,000 on March 31, 2003, $6,605,000 on June 30, 2003, $7,374,000 on September 30, 2003 and $7,482,000 on December 31, 2003 and each fiscal quarter thereafter; and

•	limit capital expenditures to no more than $500,000 during any fiscal year.

      After giving effect to the Stepic sale in September 2002, the Company’s current forecast indicates that it will be in noncompliance with each of the Tangible Net Worth covenant, the fixed charge coverage ratio covenant and the EBITDA covenant at December 31, 2002. The Loan Agreement is classified as current and the Company plans to reset this covenant with the Lender prior to year end.

      The Loan Agreement also specifies certain Events of Default, including, but not limited to, failure to pay obligations when due, failure to direct its account debtors to make payments to an established lockbox, failure to make timely financial reports to the Lender, the breach by the Company or any guarantor of any obligations with any other Person (as defined in the Loan Agreement) if such breach might have a material adverse effect on the Company or such guarantor, breach of representations, warranties or covenants, loss of collateral in excess of $50,000, bankruptcy, appointment of a receiver, judgments in excess of $25,000, any attempt to levy fees or attach the collateral, defaults or revocations of any guarantees, institution of criminal proceedings against the Company or any guarantor, occurrence of a change in control, the occurrence of a material adverse change or a default or an event of default under

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain subordinated debt documents. Upon the occurrence of any Event of Default, the Lender may accelerate the Company’s obligations under the Loan Agreement.

      The Company must repay the Revolving Loan on or before March 17, 2005, the Termination Date, unless the Loan Agreement is renewed and the repayment period is extended through a new Termination Date. The Company must repay the Term Loan in 36 equal monthly installments of $55,556. The Loan Agreement will automatically renew for one-year terms unless the Lender demands repayment prior to the Termination Date as a result of an Event of Default, the Company gives 90-days notice of its intent to terminate and pays all amounts due in full, or the Lender elects to terminate on or after February 1, 2004 as a result of a Termination Event. A Termination Event is defined as the failure of Medtronic, ComVest or any Additional Note Purchaser to extend the maturity date of the Convertible Notes at least thirty days past the date of the original term or any applicable renewal term.

      Pursuant to the LaSalle Credit Facility, the Company also issued to LaSalle and SFB warrants to purchase up to an aggregate of 748,619 shares of common stock at an exercise price of $.01 per share. The Company will record the estimated fair value of the warrant as of March 18, 2002 of approximately $695,000, determined using the Black-Scholes model (using weighted average assumptions as follows: dividend yield of 0%, expected life of 3 years, expected volatility of 112.2% and a risk free interest rate of 2.43%) as a reduction of the gain on early extinguishment of debt.

      The Junior Note in the amount of $2 million bears interest at a rate of 6% per annum, payable monthly beginning April 2002, and matures on March 15, 2007. Beginning on May 1, 2003, a principal payment on the Junior Note of $22,500 is payable on the first day of each month until maturity of the Junior Note.

      As a condition to closing, the Company also agreed to enter into a Securityholders Agreement dated March 16, 2002 with ComVest, Medtronic, LaSalle, the CEO and the Company’s President (together ComVest, Medtronic, LaSalle, the CEO and the Company’s President are the “Investors”) under which the Company granted certain registration rights, rights of first refusal and corporate governance rights to the Investors. The registration rights require the Company to file a shelf registration statement covering the resale of certain shares of common stock issuable pursuant to the Recapitalization and to include, at the Investors’ option, certain of the Investors’ shares of common stock in any registration statement undertaken by the Company, at the Company’s expense. Pursuant to the Securityholders Agreement, ComVest and Medtronic have been granted (i) a right of first refusal to purchase all or part of their pro rata share of new securities which the Company may propose to sell or issue, (ii) the right of first refusal to participate in any sale of the CEO’s and/or the Company’s President’s shares of common stock of the Company to third parties upon the same terms and conditions, (iii) the co-sale right of first refusal to participate in sales of shares of the Company’s common stock by the CEO and/or the Company’s President and (iv) the “bring-along right” to require the CEO and the Company’s President to sell the same percentage of shares of common stock as the holders of the rights propose to sell in the event that the rights holders propose to sell 51% or more of their common stock. The corporate governance rights include, but are not limited to, the following: (i) granting ComVest the right to designate one ComVest director and two additional independent directors, (ii) requiring that certain actions of the Board of Directors include the affirmative vote of the ComVest director, (iii) requiring the Company to establish and maintain an Executive Committee consisting of the ComVest director as Chairman, one of the independent directors designated by ComVest, and the CEO, and (iv) requiring that the Executive Committee approve certain actions. Failure to comply with the Securityholders Agreement is considered an Event of Default under the Note Purchase Agreement.

      On March 15, 2002, the Company entered into a Co-Promotion Agreement with Medtronic under which the Company will promote and provide technical advice for Medtronic’s implantable drug delivery systems which are used for the treatment of hepatic arterial infusion and malignant pain. After basic sales

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

training, sales representatives of the Company and of its distributors will promote the sale of such systems, identify appropriate patients for such systems, and after additional training provide assistance in the implantation and refill procedure for such systems, for which identification and assistance the Company will be compensated by Medtronic. If the Company breaches or fails to comply with its obligations under the Co-Promotion Agreement (after giving effect to any applicable cure periods), then Medtronic or 51% of the holders of the aggregate principal amount of the Convertible Notes may accelerate the due date for payment of the Convertible Notes.

      To effect the Recapitalization, the Company also entered into certain ancillary agreements including the following: (i) a voting agreement under which the CEO and the Company’s President have agreed to vote their shares in favor of all proposals relating to the Recapitalization; (ii) a new employment agreement and option agreements with the CEO that grants him options to purchase an aggregate of 3,500,000 shares of common stock (The new employment agreement replaced the CEO’s previous employment agreement and reduced the previous term of employment and the previous severance compensation and benefits from approximately four years to twelve months.); (iii) a new employment agreement and an option agreement with the Company’s President that grants him options to purchase 1,000,000 shares of common stock (The new employment agreement replaced the President’s previous employment agreement and reduced the previous term of employment from approximately four years to six months and reduced the previous severance compensation and benefits from approximately four years to twelve months.); (iv) an advisory agreement with an affiliate of ComVest under which the affiliate received 2,645,398 shares of common stock and a cash fee of $750,000; (v) a note with ComVest under which ComVest received 75,000 shares in exchange for advancing certain transaction expenses associated with the Recapitalization; (vi) an expense guaranty with the CEO under which he received 150,000 shares of common stock in exchange for agreeing to reimburse ComVest for certain of its transaction expenses in the event that the Recapitalization were not consummated; and (vii) an advance note with the CEO under which he received 75,000 shares of common stock in exchange for advancing to the Company certain transaction expenses associated with the Recapitalization. The Company will recognize compensation expense of approximately $1,400,000 during the first quarter of 2002 related to 2,500,000 of the options granted to the CEO and all of the options granted to the Company’s President. The remaining 1,000,000 options that were granted to the CEO are performance-based, and the Company will measure and recognize compensation as the options are earned. The Company will record the estimated fair value of the shares of the common stock issued to ComVest of approximately $2,500,000, as well as the cash fee of $750,000, as a reduction of its extraordinary gain on early extinguishment of debt. The Company will record the value of the shares of the common stock issued to the CEO of approximately $152,000 as debt cost and amortize over the terms of the related agreements.

      As a result of the Recapitalization, the BofA Credit Facility, the Forbearance Agreement with Bank of America, and all subsequent amendments were terminated.

18.     Sale of Distribution Segment

      On September 3, 2002, the Company sold its distribution segment (Stepic) for $12.7 million, consisting of $11.1 million in cash, $1.1 million of cash placed in escrow, and a note receivable of $0.5 million. The Company used $7.8 million of the proceeds to pay off the amount then outstanding under its Revolving Loan from LaSalle.

      On or before November 2, 2002, the Company’s management and Executive Committee will deliver to each of ComVest Venture Partners, L.P. (“ComVest”) and Medtronic, Inc. (“Medtronic”) an operating plan and budget (including working capital needs) reflecting the Company’s business following the sale of Stepic and a proposal for the use of the proceeds from the sale of Stepic. This operating plan and budget, together with the use of proceeds, are subject to the approval of ComVest and Medtronic and

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

must be ratified by the board of directors. If the Company’s board of directors fails to ratify the proposed use of proceeds (as agreed to by ComVest and Medtronic), then this failure shall constitute an Event of Default under the Note Purchase Agreement, dated as of March 1, 2002 (the “Note Purchase Agreement”), by and among the Company, ComVest, Medtronic and 26 additional entity and individual investors (collectively, the “Additional Note Purchasers”). In no event will the proposed use of proceeds result in the amount of the Company’s cash on hand being less than the Company’s senior debt outstanding after application of the proposed use of proceeds. In connection with this sale, the Company received the consent of LaSalle, its senior lender, and the requisite noteholders under the Note Purchase Agreement.

      The major classes of assets and liabilities disposed of were as follows at December 31, 2001:

Accounts receivable, net	$6,846,125
Inventory	$9,334,766
Property and equipment, net	$117,869
Goodwill, net	$16,101,900
Accounts payable	$8,046,998
Accrued expenses	$325,893

      Goodwill was subsequently written off as part of the Company’s adoption of SFAS No. 142. See Note 2.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$194,442	$2,748,617
Restricted cash	322,523	24,271
Accounts receivable — trade, net	10,132,030	10,052,052
Inventories	14,675,311	15,836,795
Prepaid expenses and other current assets	2,054,538	1,570,223

Total current assets	27,378,844	30,231,958
Property and equipment, net	2,532,506	2,723,896
Goodwill	15,650,356	31,752,259
Intangible assets, net	7,056,069	6,477,380
Other assets	147,341	162,047

Total assets	$52,765,116	$71,347,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable — trade	$8,919,922	$9,090,686
Accrued salaries and commissions	221,297	341,788
Accrued interest	187,142	256,106
Other accrued expenses	1,466,920	1,317,193
Current portion of long-term debt	9,412,785	40,585,159

Total current liabilities	20,208,066	51,590,932
Long-term debt, net of current portion	18,193,366	1,354,703
Other liabilities	112,362	119,761

Total liabilities	38,513,794	53,065,396

Commitments and contingent liabilities (Note 6)
Shareholders’ equity:
Preferred stock, no par value; 5,000,000 shares authorized, none issued and outstanding
Common stock, $.001 par value per share; 50,000,000 shares authorized, 16,311,676 and 13,366,278 shares issued and outstanding as of June 30, 2002 and December 31, 2001	16,312	13,366
Additional paid-in capital	74,611,401	52,086,125
Shareholders’ notes receivable	(170,831)	(615,940)
Accumulated deficit	(60,205,560)	(33,201,407)

Total shareholders’ equity	14,251,322	18,282,144

Total liabilities and shareholders’ equity	$52,765,116	$71,347,540

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2001	2002	2001

Net sales	$13,876,782	$15,070,099	$25,796,115	$31,489,882
Cost of goods sold	8,877,548	9,767,642	17,033,280	20,258,734

Gross profit	4,999,234	5,302,457	8,762,835	11,231,148
Selling, general and administrative expenses	4,531,337	5,473,935	11,244,573	10,607,194

Operating (loss) income	467,897	(171,478)	(2,481,738)	623,954

Other income (expense):
Interest expense, net	(746,400)	(1,189,455)	(1,770,674)	(2,448,849)
Other income (expense)	(5,366)	20,396	(8,826)	49,835

	(751,766)	(1,169,059)	(1,779,500)	(2,399,014)

Loss before extraordinary item and effect of a change in accounting principle	(283,869)	(1,340,537)	(4,261,238)	(1,775,060)
Extraordinary loss on extinguishment of debt			(6,641,015)
Effect of a change in accounting principle pursuant to adoption of SFAS 142 (Notes 1 and 10)			(16,101,900)

Net loss	$(283,869)	$(1,340,537)	$(27,004,153)	$(1,775,060)

Basic and diluted earnings per share:
Loss before extraordinary item and effect of a change in accounting principle	$(0.02)	$(0.10)	$(0.28)	$(0.13)
Extraordinary loss on extinguishment of debt			(0.44)
Effect of a change in accounting principle pursuant to adoption of SFAS 142 (Notes 1 and 10)			(1.06)
Net loss per share — basic and diluted	$(0.02)	$(0.10)	$(1.78)	$(0.13)

Weighted average common shares outstanding — basic and diluted	16,311,676	13,366,278	15,129,630	13,366,278

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,

	2002	2001

Cash flows from operating activities:
Net loss	$(27,004,153)	$(1,775,060)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation expense	377,764	509,088
Amortization of intangibles	743,509	1,299,247
Amortization of discount		41,370
Non-cash compensation charge	1,555,468
Impairment charge	16,101,900
Loss on extinguishment of debt	5,443,515
Non-cash increase in notes receivable-shareholders		(65,232)
(Increase) decrease in operating assets and liabilities, net:
Accounts receivable — trade	(79,978)	2,082,034
Inventories	1,161,484	201,499
Prepaid expenses and other assets	(469,609)	(227,803)
Income tax receivable/payable		1,938,909
Accounts payable — trade	(170,764)	(1,485,018)
Accrued expenses and other liabilities	(587,127)	(245,343)

Net cash (used in) provided by operating activities	(2,927,991)	2,273,691

Cash flows from investing activities:
Cash proceeds from sale of IFM		2,250,500
Proceeds from shareholders’ notes receivable	445,109	300,000
Capital expenditures	(186,374)	(153,255)

Net cash provided by investing activities	258,735	2,397,245

Cash flows from financing activities:
Change in restricted cash	(298,252)	373,697
Debt issuance costs	(1,450,087)	(151,714)
Change in cash overdraft		(609,176)
Proceeds from issuance of long-term debt	58,140,719	36,818,333
Principal payments on long-term debt	(56,277,299)	(38,993,729)

Net cash provided by (used in) financing activities	115,081	(2,562,589)

Net (decrease) increase in cash and cash equivalents	(2,554,175)	2,108,347
Cash and cash equivalents, beginning of period	2,748,617	164,257

Cash and cash equivalents, end of period	$194,442	$2,272,604

Supplemental disclosures of non-cash investing and financing activities:

In connection with the March 2002 recapitalization transaction described in Note 4, the Company issued convertible notes that had a fair value of $33,343,685. The Company recorded these notes at their face value of $15,000,000, and the premium of $18,343,685 was recorded as an increase to additional paid-in-capital.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Summary of Significant Accounting Policies

      The condensed consolidated balance sheet of Horizon Medical Products, Inc. and Subsidiaries (the “Company”) at December 31, 2001 has been derived from the Company’s audited consolidated financial statements at such date. Certain information and footnote disclosures normally included in complete financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The interim condensed consolidated financial statements at June 30, 2002, and for the three and six months ended June 30, 2002 and 2001 are unaudited; however, these statements reflect all adjustments and disclosures which are, in the opinion of management, necessary for a fair presentation. All such adjustments are of a normal recurring nature unless noted otherwise. The results of operations for the interim periods are not necessarily indicative of the results of the full year. These financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (the “Form 10-K”), including, without limitation, the summary of accounting policies and notes and consolidated financial statements included therein.

      The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. SFAS No. 141 supercedes Accounting Principles Board Opinion (“APB”) No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). The adoption of SFAS No. 141 did not have a material impact on the interim condensed consolidated financial statements.

      Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 supersedes APB No. 17, and requires that: 1) goodwill and indefinite lived intangible assets will no longer be amortized; 2) goodwill will be tested for impairment at least annually at the reporting unit level; 3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually; and 4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. Upon the adoption of SFAS No. 142, the Company recognized an impairment loss of approximately $16.1 million related to its distribution reporting unit. In addition, the Company ceased amortization of its goodwill (See Note 10 to the interim condensed consolidated financial statements for further information and required disclosures).

      Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, as well as certain other accounting standards, establishes a single accounting model, based on framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, including segments of a business accounted for as discontinued operations. The impact of adopting SFAS No. 144 was not material to the Company’s interim condensed consolidated financial statements.

      In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, Recision of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS No. 145”). SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30 (“Opinion No. 30”). Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual and infrequent that meet criteria for classification as an extraordinary item. SFAS No. 145 is effective for the

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company beginning January 1, 2003, but the Company may adopt the provisions of SFAS No. 145 prior to this date. The impact of SFAS No. 145 is not expected to be material to the Company’s consolidated financial statements.

      In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for the Company beginning January 1, 2003, but the Company may adopt the provisions of SFAS No. 146 prior to this date. The impact of SFAS No. 146 is not expected to be material to the Company’s consolidated financial statements.

2.     Inventories

      A summary of inventories is as follows:

	June 30,	December 31,
	2002	2001

Raw materials	$3,210,462	$3,413,158
Work in process	1,062,140	1,211,437
Finished goods	13,239,704	14,666,961

	17,512,306	19,291,556
Less inventory reserves	(2,836,995)	(3,454,761)

	$14,675,311	$15,836,795

3.     Earnings Per Share

      A summary of the calculation of basic and diluted earnings per share (“EPS”) is as follows:

	For the Three Months Ended			For the Six Months Ended
	June 30, 2002			June 30, 2002

	Loss			Loss
	From Continuing			From Continuing
	Operations	Shares	Per-share	Operations	Shares	Per-share
	Numerator	Denominator	Amount	Numerator	Denominator	Amount

Basic EPS	$(283,869)	16,311,676	$(0.02)	$(4,261,238)	15,129,630	$(0.28)

Diluted EPS	$(283,869)	16,311,676	$(0.02)	$(4,261,238)	15,129,630	$(0.28)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2001			June 30, 2001

	Loss	Shares	Per-share	Loss	Shares	Per-share
	Numerator	Denominator	Amount	Numerator	Denominator	Amount

Basic EPS	$(1,340,537)	13,366,278	$(0.10)	$(1,775,060)	13,366,278	$(0.13)

Diluted EPS	$(1,340,537)	13,366,278	$(0.10)	$(1,775,060)	13,366,278	$(0.13)

      Options to purchase 7,153,570 shares of common stock and warrants to purchase 748,619 shares of common stock were outstanding as of June 30, 2002, but are not included in the computation of the

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2002 diluted EPS because the effect would be anti-dilutive. The options have exercise prices ranging from $.44 to $15.50 and expire between 2008 and 2012. The warrants have an exercise price of $.01 per share and expire in 2012. Additionally, the grant of 1,250,000 of these options in the aggregate is expressly conditioned upon the affirmative vote of the Company’s shareholders, at its 2002 Annual Meeting of Shareholders, approving an increase in the number of shares authorized for issuance under the Company’s 1998 Stock Incentive Plan.

      As discussed in Note 4 to these interim condensed consolidated financial statements contained herein, the Company has issued notes, a portion of which is convertible into a maximum of 27,000,000 shares of common stock. These shares are also excluded from the computation of the June 30, 2002 diluted EPS because the effect would be anti-dilutive.

      Options to purchase 620,550 shares of common stock and warrants to purchase 735,157 shares of common stock were outstanding as of June 30, 2001, but are not included in the computation of the June 30, 2001 diluted EPS because the effect would be anti-dilutive. The options have exercise prices ranging from $.44 to $15.50 and expire between 2008 and 2011. Warrants to purchase 300,000 shares of common stock have an exercise price of $14.50 and expired in September 2001, as described in Note 11 to the Company’s audited consolidated financial statements included herein. Warrants to purchase 435,157 shares of common stock have an exercise price of $.05 per share and were terminated in March 2002 as a result of the Recapitalization as described in Note 4.

4.     Long-Term Debt

      On March 1, 2002, the Company entered into certain agreements with ComVest Venture Partners, L.P. (“ComVest”), an affiliate of Commonwealth Associates LP (“Commonwealth”) to recapitalize the Company (the “Recapitalization”). The Company completed the Recapitalization on March 16, 2002 and the Forbearance Agreement between the Company and Bank of America dated March 15, 2001, as subsequently amended (the “Forbearance Agreement”), was terminated as of March 15, 2002. The Forbearance Agreement is discussed below.

      The details of the Recapitalization follow:

      On March 19, 2002, the Company completed an arrangement with ComVest, LaSalle Business Credit, Inc. (“LaSalle”), and Medtronic Inc. (“Medtronic”) to recapitalize the Company by extinguishing all of the Company’s senior debt and warrants held by Bank of America and substantially reducing the Company’s total outstanding debt. Pursuant to the Recapitalization, the Company issued Senior Subordinated Convertible Notes (“Convertible Notes”) in the amount of $15 million to ComVest, Medtronic and other investors, assumed a $2 million Junior Subordinated Promissory Note payable to Bank of America (the “Junior Note”), and entered into a new revolving and term loan facility (“the LaSalle Credit Facility”) for up to $22 million, of which approximately $8.5 million was outstanding as of June 30, 2002. The following is a summary of key provisions of the Recapitalization:

      On February 22, 2002, ComVest and Bank of America entered into an assignment agreement under which ComVest agreed to acquire all of Bank of America’s interest in the BofA Credit Facility. The purchase price for the assignment was $22 million in cash, plus the $2 million Junior Note. The Company subsequently assumed the Junior Note pursuant to the Recapitalization, and ComVest has been released from obligations under the Junior Note. Upon the closing of the assignment on March 15, 2002, ComVest acquired all of Bank of America’s interest in the note outstanding under the BofA Credit Facility (the “BofA Note”), the warrants issued to Bank of America pursuant to the BofA Credit Facility were surrendered and cancelled, and the Forbearance Agreement was terminated. The warrants, which had previously been recorded in additional paid-in-capital at their estimated fair value at issuance of $260,000,

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were extinguished at their estimated fair value on the date of extinguishment of $345,000. As a result, $345,000 was included as a component of the extraordinary loss on early extinguishment of debt.

      On March 1, 2002, the Company entered into a Note Purchase Agreement with ComVest and certain Additional Note Purchasers, as defined. Under the Note Purchase Agreement, the Company agreed to issue $15 million of Convertible Notes. Interest on the Convertible Notes is payable quarterly beginning in June 2002 and accrues at a rate of 6% per year for the first six months and 8% per year thereafter until the notes are paid in full and mature on March 16, 2004. The Company issued the Convertible Notes as follows: $4.4 million to ComVest, $4 million to Medtronic and $6.6 million to the Additional Note Purchasers.

      The holders of the Convertible Notes have the right to convert in the aggregate a total of $270,000 of the Convertible Notes into shares of the Company’s common stock at a conversion price of $0.01 per share for a total of 27,000,000 shares, subject to a downward adjustment upon repayment of all or a portion of the amounts due, as described below. If this $270,000 is converted, the Company will still be obligated to repay, in the aggregate, $14,730,000 to the holders of the Convertible Notes. The 27,000,000 shares also includes up to 3,300,000 shares which may be issued upon conversion of the Bridge Note (as described below). Under the conversion terms, if the principal amount of the Additional Notes, together with all interest due were paid in full on or before April 15, 2002, then the maximum aggregate number of shares of common stock that all the Convertible Notes may be converted into is 22,500,000. The Company did not repay any principal under the Convertible Notes by this date. If the principal amount of all the Convertible Notes and all interest due are paid on or before March 16, 2004, then the maximum aggregate number of shares of the Company’s common stock that the Convertible Notes can be converted into is 19,500,000. The terms of the applicable conversion periods and conversion amounts of the Convertible Notes (excluding the Bridge Note described below) are as follows:

•	Between April 16, 2002 and March 16, 2004, ComVest has the right to convert 1.25% of the Outstanding Balance (defined as principal plus accrued and unpaid interest under the ComVest Convertible Note) held under its $4.4 million Convertible Note plus 0.6% of the amount of principal repaid under the Additional Notes;

•	Between March 16, 2003 and March 16, 2004, ComVest has the right to convert an additional 0.25% of the Outstanding Balance;

•	Between April 16, 2002 and March 16, 2004, Medtronic has the right to convert 1.5% of its $4 million Convertible Note;

•	Between March 16, 2003 and March 16, 2004, Medtronic has the right to convert an additional 0.3% of $4 million if ComVest’s Convertible Note and the notes held by the Additional Note Purchasers have not been repaid;

•	Between April 16, 2002 and March 16, 2004, the Additional Note Purchasers have the right to convert 1.25% of the Additional Notes Outstanding Balance (defined as principal plus accrued but unpaid interest under the Additional Notes) held under their $6.6 million Convertible Note plus 0.6% of the amount of principal repaid under ComVest’s Convertible Note on or before April 16, 2002; and

•	Between March 16, 2003 and March 16, 2004, the Additional Note Purchasers have the right to convert an additional 0.25% of the Additional Notes Outstanding Balance.

      Pursuant to the rules and regulations of the American Stock Exchange, the Company may issue up to 19.9% of its common stock, including upon conversion of the Convertible Notes, without shareholder approval. The Company is seeking shareholder approval at its 2002 annual meeting of shareholders for the

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issuance of up to 27,000,000 shares of common stock issuable upon conversion of the Convertible Notes. If the Company does not obtain the requisite shareholder approvals relating to certain amendments to the Company’s articles of incorporation and the common stock issuable upon conversion of the Convertible Notes within 195 days from March 16, 2002, the closing date of the Recapitalization, the Company will be in default under the Note Purchase Agreement, which would require the Company to accelerate repayment of the Convertible Notes and may subject the Company to cross-default penalties pursuant to the Company’s senior credit facility.

      Additionally, in connection with the Bridge Loan, the Company issued a Convertible Bridge Note (the “Bridge Note”) to ComVest. As of June 30, 2002, ComVest had the right to convert this note into up to 3.3 million shares of the Company’s common stock. The number of shares of common stock issuable pursuant to conversion of the Bridge Note is subject to the thresholds outlined above in this Note 4. The conversion terms of the Bridge Note are as follows:

Maximum Conversion Amount
During Applicable Period
Applicable Period	(all shares convertible at $.01 per share)

March 8, 2002 through March 8, 2003	• 50% of the Original Amount (equal to $33,000 as of June 30, 2002) may be converted into shares of common stock equal to (i) 0.6667, multiplied by (ii) the aggregate principal amount outstanding under the Additional Notes on the date of issuance (equal to $6.6 million).
March 8, 2003 through March 8, 2004	• In the event that the ComVest Convertible Notes and the Additional Notes have not been repaid in full by March 8, 2003, 50% of the Original Amount may be converted into shares of common stock equal to (A)(i) 0.8 multiplied by (ii) the aggregate principal amount outstanding under the Additional Notes on the date of issuance (equal to $6.6 million).

      The Company may prepay the Convertible Notes, subject to no prepayment penalty within the first 12 months, with a prepayment penalty of 5% between months 12 to 15, and a prepayment penalty of 10% between months 15 to 24. The Note Purchase Agreement also contains certain affirmative and negative covenants, including, but not limited to, restrictions on indebtedness and liens, business combinations, sale or discount of receivables, conduct of the Company’s business, transactions with affiliates, ability to enter into contracts outside the ordinary course of business, and ability to pay dividends. The Events of Default include, but are not limited to, failure to pay an obligation when due, breach of any covenant that remains uncured for 15 days, bankruptcy, change of control, and failure to obtain shareholder approval of the Recapitalization within 195 days of the closing date of March 16, 2002. The shareholder approvals that the Company agreed to obtain and will submit to the shareholders at the 2002 Annual Meeting include issuances of common stock pursuant to the Recapitalization, amendments to the Company’s articles of incorporation to increase the number of authorized shares of common stock from 50 million to 100 million and to declassify the staggered board, amendments of the Bylaws to eliminate the fair price and business combinations provisions, and the grant of options to the CEO and the Company’s President (as described below).

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On March 15, 2002, the Company and ComVest, as the holder of the outstanding BofA Note, agreed to reduce the outstanding principal amount of the BofA Note from $40.3 million to $22 million. As a result, the Company recorded an extraordinary loss on the early extinguishment of debt of approximately $6.6 million during the first quarter of 2002. This extraordinary loss was calculated by subtracting the fair value of the new debt of $42.6 million, which included the amount outstanding under the LaSalle Credit Facility ($7.3 million), the Convertible Notes ($33.3 million), and the BofA Junior Note ($2.0 million), from the amount outstanding under the BofA debt of $40.3 million. Also included in the extraordinary loss were various costs paid to ComVest/ Commonwealth and LaSalle, as the lenders, to effect the recapitalization transaction of $4.3 million. Included as components of the additional $4.3 million of transaction expenses were the following: $570,000 in closing costs and due diligence fees paid to LaSalle; a warrant to purchase the Company’s common stock issued to LaSalle valued at approximately $695,000; approximately 2.7 million shares issued to ComVest valued at approximately $2.3 million; deferred loan costs from the original BofA debt of approximately $128,000, and $1.15 million paid to Commonwealth in closing costs and due diligence fees. Also included in the additional expenses, but offsetting these amounts are approximately $130,000 in fees and accrued interest forgiven by BofA and the fair value of the BofA warrant of $345,000 which was acquired and cancelled by ComVest.

      The Company also incurred numerous other costs that were either expensed as incurred or capitalized as debt issuance costs. Included in selling, general, and administrative expenses for the six-month period ended June 30, 2002 are approximately $2.8 million of expenses related to the recapitalization transaction. The primary components of those expenses are $2.4 million in stock compensation and bonuses to two of the Company’s executive officers, $168,000 in consulting fees, and $227,000 in legal and other fees. The Company capitalized approximately $1.5 million as debt issuance costs, consisting primarily of $906,000 in legal fees, $322,000 of consulting fees, and $222,000 of other miscellaneous fees paid for services rendered in connection with the recapitalization.

      In exchange for funding a portion of the $22 million cash purchase price paid to BofA, ComVest assigned $4 million in principal amount of the BofA Note to Medtronic and $6.6 million in principal amount of the BofA Note to the Additional Note Purchasers while retaining $11.4 million in principal amount of the BofA Note itself. After such assignments, the Company issued the Convertible Notes under the Note Purchase Agreement in the aggregate principal amount of $15 million in exchange for the surrender of $15 million in principal amount of the BofA Note held by ComVest, Medtronic and the Additional Note Purchasers. The remaining $7 million in principal amount of the BofA Note was repaid with the proceeds of a bridge loan from ComVest to the Company made on March 15, 2002 (the “Bridge Loan”).

      The fair value of the Convertible Notes, which was used in the determination of the extraordinary loss on early extinguishment of debt, was $33.3 million. As this value represents a substantial premium to the face value of the debt, the Company recorded the debt at its face value of $15 million, and recorded the premium of $18.3 million as an increase to additional paid-in-capital. The Company determined the fair value of the convertible notes by considering their two components, the non-convertible debt of $14,730,000 and the convertible debt of $270,000. The non-convertible debt component’s carrying value of $14,730,000 represents its fair value because, when considered with the convertible component, its terms yield a market rate of return. The convertible component’s fair value was determined by multiplying the fair value of the Company’s stock by the number of shares into which this component is convertible. Thus, 27 million shares multiplied by $0.68940 per share equals $18,613,685. The sum of the non-convertible component’s fair value of $14,730,000 and the convertible component’s fair value of $18,613,685 equals the total debt instrument’s fair value of $33,343,685.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company determined the fair value of its stock in a multiple-step process. First, the Company computed its assumed fair value of $13,762,977 at the date of the transaction by multiplying the number of outstanding shares (16,311,676) by the then current market price per share of $0.84375, which resulted in a fair value of the Company prior to any conversion of the convertible portion of the notes. The Company then added to this computed fair value $16,095,909, which represents the difference between the extinguished Bank of America debt of $40,320,909 and the face value of the new debt of $24,225,000. This $16,095,909 difference was credited to additional paid-in-capital. Thus, the new fair value of the Company, prior to any conversion, is $29,858,886. The Company then assumed full conversion of the convertible portion of the notes, which resulted in an additional 27,000,000 shares becoming outstanding. After conversion, the Company would have 43,311,676 shares outstanding, which when divided into the new fair value of $29,858,886, yields a new per share market value of $0.68940.

      On March 18, 2002, the Company entered into the LaSalle Credit Facility pursuant to a loan and security agreement (the “Loan Agreement”) with Standard Federal Bank National Association (“SFB”), acting by and through LaSalle, as SFB’s agent (collectively the “Lender”). Under the Loan Agreement, the Lender has provided a $20 million senior revolving loan facility (the “Revolving Loan”) and a $2 million term loan facility (“Term Loan”). The Company used the proceeds to repay the Bridge Loan and expenses related to the Recapitalization and will use the remaining proceeds for working capital and general corporate purposes. Both loan facilities will bear interest at the LaSalle Bank Prime Rate plus 2%, subject to an additional 2% that would be added to the interest rate upon the occurrence of an Event of Default (as discussed below).

      As collateral, the Company granted a security interest in all of the Company’s present and future assets, whether now or hereafter owned, existing, acquired or arising and wherever now or hereafter located, including, but not limited to: all accounts receivable; all chattel paper, instruments, documents and general intangibles including patents, patent applications, trademarks, trademark applications, trade secrets, trade names, goodwill, copyrights, copyright applications, registrations, licenses, software, franchises, customer lists, tax refund claims, claims against carriers and shippers, guaranty claims, contract rights, payment intangibles, security interests, security deposits, and indemnification rights; all inventory; all goods including equipment, vehicles, and fixtures; all investment property; all deposit accounts, bank accounts, deposits and cash; all letter-of-credit rights; certain commercial tort claims; all property of the Company in control of the Lender or any affiliate of the Lender; and all additions, substitutions, replacements, products, and proceeds of the aforementioned property including proceeds from insurance policies and all books and records relating to the Company’s business.

      The Loan Agreement contains affirmative and negative covenants. The affirmative covenants require the Company to, among other things, maintain accurate and complete records, notify the Lender of major business changes, comply with relevant laws, maintain proper permits, conduct relevant inspections and audits, maintain adequate insurance with the Lender named as loss payee, keep collateral in good condition, use proceeds only for business purposes, pay required taxes, maintain all intellectual property, maintain a checking account with LaSalle, hire a Chief Operating Officer with experience in the medical products industry within 90 days of the date of the Loan Agreement (which has been done), grant the Lender the right to conduct appraisals of the collateral on a bi-annual basis, and deliver a survey of the property located at the Company’s offices on Northside Parkway in Atlanta within 60 days of the date of the Loan Agreement (which has been done). The negative covenants restrict the Company’s ability to, among other things, make any guarantees, incur additional indebtedness, grant liens on its assets, enter into business combinations outside the ordinary course of business, pay dividends, make certain investments or loans, allow its equipment to become a fixture to real estate or an accession to personal property, alter its lines of business, settle accounts, or make other fundamental corporate changes.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Loan Agreement also contains financial maintenance covenants, including, but not limited to, the following:

•	maintaining Minimum Availability at all times of at least $4 million under the Minimum Availability Test. “Minimum Availability” is defined as (a) the lesser of: (i) the Revolving Loan Limit (which is up to 85% of the face amount of the Company’s eligible accounts receivable; plus the lesser of (x) up to 55% of the lower of cost or market value of the Company’s eligible inventory or up to 85% of the net orderly liquidation value of eligible inventory, whichever is less, or (y) $11 million; plus such reserves as the Lender may establish) and (ii) the Maximum Revolving Loan Limit of $20 million minus (b) the sum of (i) the amount of all then outstanding and unpaid Liabilities (to Lender, as defined) plus (ii) the aggregate amount of all then outstanding and unpaid trade payables and other obligations more than 60 days past due; plus (iii) the amount of checks issued by the Company which are more than 60 days past due but not yet sent and the book overdraft of the Company plus (iv) $4,000,000 owed by the Company to Arrow International;

•	maintaining Tangible Net Worth of $7,698,000 for the quarter ending December 31, 2002, $8,522,000 for the quarter ending March 31, 2003, $9,475,000 for the quarter ending June 30, 2003, $10,544,000 for the quarter ending September 30, 2003, $11,728,000 for the quarter ending December 31, 2003 and each quarter thereafter (Tangible Net Worth is defined as shareholders’ equity including retained earnings less the book value of all intangible assets, prepaid and non-cash items arising from the transactions contemplated by the Loan Agreement and goodwill impairment charges recorded as a result of FASB No. 142 as determined solely by Lender plus the amount of any LIFO reserve plus the amount of any debt subordinated to the Lender);

•	maintaining fixed charge coverage (ratio of EBITDA to fixed charges) of 1.10 to 1.0 from April 1, 2002 through December 31, 2002, 1.20 to 1.0 from April 1, 2002 through March 30, 2003, 1.40 to 1.0 for the quarter ending June 30, 2003 and for the immediately preceding four fiscal quarters, and 1.50 to 1.0 for the quarter ending September 30, 2003 and for the immediately preceding four fiscal quarters and each fiscal quarter thereafter;

•	maintain EBITDA, based on the immediately preceding four fiscal quarters, of $4,000,000 on December 31, 2002, $5,437,000 on March 31, 2003, $6,605,000 on June 30, 2003, $7,374,000 on September 30, 2003 and $7,482,000 on December 31, 2003 and each fiscal quarter thereafter; and

•	limit capital expenditures to no more than $500,000 during any fiscal year.

      The Company’s current forecast indicates that the Company will be in noncompliance with each of the Tangible Net Worth covenant, the fixed charge coverage ratio covenant and the EBITDA covenant at December 31, 2002. The Loan Agreement is classified as current and the Company plans to reset this covenant with the Lender prior to year end.

      The Loan Agreement also specifies certain Events of Default, including, but not limited to, failure to pay obligations when due, failure to direct its account debtors to make payments to an established lockbox, failure to make timely financial reports to the Lender, the breach by the Company or any guarantor of any obligations with any other Person (as defined in the Loan Agreement) if such breach might have a material adverse effect on the Company or such guarantor, breach of representations, warranties or covenants, loss of collateral in excess of $50,000, bankruptcy, appointment of a receiver, judgments in excess of $25,000, any attempt to levy fees or attach the collateral, defaults or revocations of any guarantees, institution of criminal proceedings against the Company or any guarantor, occurrence of a change in control, the occurrence of a material adverse change or a default or an event of default under certain subordinated debt documents. Upon the occurrence of any Event of Default, the Lender may accelerate the Company’s obligations under the Loan Agreement.

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of the date of this filing, the Company has complied with all of the requirements of the Loan Agreement and believes that it has the financial resources available to meet its working capital needs through fiscal year 2002.

      The Company must repay the Revolving Loan on or before March 17, 2005, the Termination Date, unless the Loan Agreement is renewed and the repayment period is extended through a new Termination Date. The Company must repay the Term Loan in 36 equal monthly installments of $55,556. The Loan Agreement will automatically renew for one-year terms unless the Lender demands repayment prior to the Termination Date as a result of an Event of Default, the Company gives 90-days notice of its intent to terminate and pays all amounts due in full, or the Lender elects to terminate on or after February 1, 2004 as a result of a Termination Event. A Termination Event is defined as the failure of Medtronic, ComVest or any Additional Note Purchaser to extend the maturity date of the Convertible Notes at least thirty days past the date of the original term or any applicable renewal term.

      Pursuant to the LaSalle Credit Facility, the Company also issued to LaSalle and SFB warrants to purchase up to an aggregate of 748,619 shares of common stock at an exercise price of $.01 per share. The Company recorded the estimated fair value of the warrant as of March 18, 2002 of approximately $695,000, determined using the Black-Scholes model (using weighted average assumptions as follows: dividend yield of 0%, expected life of 3 years, expected volatility of 112.2% and a risk free interest rate of 2.43%) as a reduction of the gain on early extinguishment of debt.

      The Junior Note in the amount of $2 million bears interest at a rate of 6% per annum, payable monthly beginning April 2002, and matures on March 15, 2007. Beginning on May 1, 2003, a principal payment on the Junior Note of $22,500 is payable on the first day of each month until maturity of the Junior Note.

      As a condition to closing, the Company also agreed to enter into a Securityholders Agreement dated March 16, 2002 with ComVest, Medtronic, LaSalle, the CEO and the Company’s President (together ComVest, Medtronic, LaSalle, the CEO and the Company’s President are the “Investors”) under which the Company granted certain registration rights, rights of first refusal and corporate governance rights to the Investors. The registration rights require the Company to file a shelf registration statement covering the resale of certain shares of common stock issuable pursuant to the Recapitalization and to include, at the Investors’ option, certain of the Investors’ shares of common stock in any registration statement undertaken by the Company, at the Company’s expense. Pursuant to the Securityholders Agreement, ComVest and Medtronic have been granted (i) a right of first refusal to purchase all or part of their pro rata share of new securities which the Company may propose to sell or issue, (ii) the right of first refusal to participate in any sale of the CEO’s and/or the Company’s President’s shares of common stock of the Company to third parties upon the same terms and conditions, (iii) the co-sale right of first refusal to participate in sales of shares of the Company’s common stock by the CEO and/or the Company’s President and (iv) the “bring-along right” to require the CEO and the Company’s President to sell the same percentage of shares of common stock as the holders of the rights propose to sell in the event that the rights holders propose to sell 51% or more of their common stock. The corporate governance rights include, but are not limited to, the following: (i) granting ComVest the right to designate one ComVest director and two additional independent directors, (ii) requiring that certain actions of the Board of Directors include the affirmative vote of the ComVest director, (iii) requiring the Company to establish and maintain an Executive Committee consisting of the ComVest director as Chairman, one of the independent directors designated by ComVest, and the CEO, and (iv) requiring that the Executive Committee approve certain actions. Failure to comply with the Securityholders Agreement is considered an Event of Default under the Note Purchase Agreement.

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On March 15, 2002, the Company entered into a Co-Promotion Agreement with Medtronic under which the Company will promote and provide technical advice for Medtronic’s implantable drug delivery systems which are used for the treatment of hepatic arterial infusion and malignant pain. After basic sales training, sales representatives of the Company and of its distributors will promote the sale of such systems, identify appropriate patients for such systems, and after additional training provide assistance in the implantation and refill procedure for such systems, for which identification and assistance the Company will be compensated by Medtronic. If the Company breaches or fails to comply with its obligations under the Co-Promotion Agreement (after giving effect to any applicable cure periods), then Medtronic or 51% of the holders of the aggregate principal amount of the Convertible Notes may accelerate the due date for payment of the Convertible Notes.

      To effect the Recapitalization, the Company also entered into certain ancillary agreements including the following: (i) a voting agreement under which the CEO and the Company’s President have agreed to vote their shares in favor of all proposals relating to the Recapitalization; (ii) a new employment agreement and option agreements with the CEO that grants him options to purchase an aggregate of 3,500,000 shares of common stock (the new employment agreement replaced the CEO’s previous employment agreement and reduced the previous term of employment and the previous severance compensation and benefits from approximately four years to twelve months.); (iii) a new employment agreement and an option agreement with the Company’s President that grants him options to purchase 1,000,000 shares of common stock (the new employment agreement replaced the President’s previous employment agreement and reduced the previous term of employment from approximately four years to six months and reduced the previous severance compensation and benefits from approximately four years to twelve months); (iv) an advisory agreement with an affiliate of ComVest under which the affiliate received 2,645,398 shares of common stock and a cash fee of $750,000; (v) a note with ComVest under which ComVest received 75,000 shares in exchange for advancing certain transaction expenses associated with the Recapitalization; (vi) an expense guaranty with the CEO under which he received 150,000 shares of common stock in exchange for agreeing to reimburse ComVest for certain of its transaction expenses in the event that the Recapitalization were not consummated; and (vii) an advance note with the CEO under which he received 75,000 shares of common stock in exchange for advancing to the Company certain transaction expenses associated with the Recapitalization. The Company recognized compensation expense of approximately $1,400,000 during the first quarter of 2002 related to 2,500,000 of the options granted to the CEO and all of the options granted to the Company’s President. The remaining 1,000,000 options that were granted to the CEO are performance-based, and the Company will measure and recognize compensation as the options are earned. The Company recorded the estimated fair value of the shares of the common stock issued to ComVest of approximately $2,500,000, as well as the cash fee of $750,000, as a component of its extraordinary loss on early extinguishment of debt. The Company recorded the value of the shares of the common stock issued to the CEO of approximately $152,000 as debt cost and will be amortized over the terms of the related agreements.

      As a result of the Recapitalization, the BofA Credit Facility, the Forbearance Agreement with Bank of America, and all subsequent amendments were terminated. Because those agreements were significant to the capitalization of the Company prior to the Recapitalization, the terms of those agreements are summarized below:

      Effective March 30, 2001, the Company entered into a Forbearance Agreement (as amended, the “Forbearance Agreement”) and a First Amendment to Forbearance Agreement with Bank of America, N.A. (“Bank of America”) wherein Bank of America agreed to forbear from exercising its rights and remedies allowed under a $50 million amended and restated credit facility (the “BofA Credit Facility”) due to certain defaults. The Company was in default at that time for violating certain restrictive covenants and for failing to make principal payments when due. All of the defaults were forborne as provided for in

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Forbearance Agreement, and revised restrictive covenants were set. By September 30, 2001, the Company was in default under the Forbearance Agreement for failing to comply with several of the revised covenants, including minimum net worth, debt service coverage, leverage and minimum EBITDA.

      Effective October 15, 2001, the Company entered into a Second Amendment to the Forbearance Agreement (the “Second Amendment”). The Second Amendment amended the terms of the Forbearance Agreement as follows: (i) changed the termination date of the Forbearance Agreement (the “Termination Date”) from March 31, 2002 to January 15, 2002 (the period from March 30, 2001 through January 15, 2002 being defined as the “Forbearance Period”); (ii) required the Company to maintain a general operating account with Bank of America and restricted the use of funds in a calendar month to payments equal to or less than the monthly budget submitted to Bank of America; (iii) required the Company to pay accrued or unpaid interest on the BofA Note on the first day of each month beginning November 1, 2001 and each month thereafter during the Forbearance Period at the Bank of America Prime Rate plus 2.5% per annum; and (iv) added additional reporting requirements.

      The Second Amendment also amended the “Termination Events” as defined in the Forbearance Agreement to include the following: (i) the Company fails to execute and deliver or to cause the Company’s Chief Executive Officer (the “CEO”) and related entity to execute and deliver within ten days from the effective date of the Second Amendment a pledge to Bank of America of all the stock owned by the CEO and documentation to amend the current pledge agreement between the CEO, an affiliate and the Company; (ii) the Company fails to engage and hire within five days from the effective date of the Second Amendment competent crisis and turn around management and a new Chief Executive Officer to report directly to the independent members of the Company’s Board of Directors; (iii) the Company fails to provide Bank of America within five days from the effective date of the Second Amendment a copy of resolutions confirming the resignation of the CEO as an officer and director of the Company and that no further salary or bonuses shall be paid to the CEO; (iv) the Company fails to make efforts to refinance the amounts outstanding under the BofA Credit Facility and fails to provide weekly status reports; (v) on or before December 15, 2001, the Company fails to provide Bank of America evidence that the Company has engaged an investment banking firm to begin marketing the sale of the assets of the Company if the amounts outstanding under the BofA Credit Facility are not paid off by the Termination Date; or (vi) the Company fails to execute and deliver to Bank of America within 24 hours of Bank of America’s request a consent order consenting to the appointment of a Receiver in the event of a Termination Event, as defined.

      In addition, the Second Amendment reduced the Working Capital Sublimit under the BofA Credit Facility to $5,000,000 and limited the Working Capital Loan to the smaller of the Working Capital Sublimit or an amount equal to the Borrowing Base, as defined in the BofA Credit Facility. The Second Amendment also amended several of the financial covenants previously contained in the Forbearance Agreement.

      The Forbearance Agreement provided for the payment of Excess Cash Flow, as defined in the BofA Credit Facility, on the ninetieth day following the last day of each fiscal year. There was no Excess Cash Flow payment required for fiscal year 2001. In addition, the Forbearance Agreement required an additional principal payment in the amount of the greater of $150,000 or the gross proceeds payable to the Company in connection with the Company’s sale of the Ideas for Medicine business (“IFM”) (see Note 14 to the Company’s audited consolidated financial statements contained herein).

      The Forbearance Agreement further required payments of $300,000 each on a short-term bridge loan (the “BofA Bridge Loan”) on May 31, 2001, August 31, 2001, and November 30, 2001. The proceeds of the BofA Bridge Loan were used to fund a short-term bridge loan to the Company’s Chairman of the Board, CEO, and largest shareholder (the “Shareholder Bridge Loan”) (see Note 11 to the Company’s audited consolidated financial statements contained herein). The Company received approximately

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$474,000 from the CEO as payment on the Shareholder Bridge Loan and paid that amount to reduce the amount outstanding under the BofA Bridge Loan. In addition, the CEO paid approximately $426,000 directly to Bank of America, which was applied against the BofA Bridge Loan (and which the Company applied to the Shareholder Bridge Loan).

      The Forbearance Agreement also provided for a forbearance and restructuring fee of $10,000 plus related expenses and interest at the rate then in effect plus 6% upon a Termination Event, as defined in the Forbearance Agreement.

      As permitted under the BofA Credit Facility and BofA Bridge Loan documents, Bank of America instituted a sweep arrangement whereby funds collected in the Company’s lockbox accounts were swept periodically into a Bank of America account and applied against the outstanding loan under the BofA Credit Facility. The financial institutions which held such accounts were notified by Bank of America that such lockbox arrangements had been instituted, and the Company’s right to withdraw, transfer or pay funds from the accounts had been terminated. The Company periodically applied to receive additional loans under the Working Capital Loans under the BofA Credit Facility to the extent such loan had been paid down under the lockbox arrangement.

      In connection with the Forbearance Agreement, the Company issued a warrant to Bank of America to acquire 435,157 shares of the Company’s common stock for $.05 per share. The warrant was exercisable by Bank of America during a three-year period without regard to the status of the BofA Credit Facility or the BofA Bridge Loan. The Company recorded the estimated fair value of the warrant as of April 2001 of $260,000, determined using the Black-Scholes Model (using weighted average assumptions as follows: dividend yield of 0%, expected life of five years, expected volatility of 107.6% and a risk free interest rate of 4.44%) as a deferred cost which was being amortized over the Forbearance Period. As with the BofA Credit Facility and other related agreements, the warrant was terminated in connection with the Recapitalization.

      The Forbearance Agreement also required the Company to hire on or before June 30, 2001 a new chief operating officer, restricted the repayment of principal debt to junior lien holders, and to either (i) sell the assets of IFM or (ii) obtain an agreement from the seller of the IFM business to defer all payments under the related promissory note through the Termination Date (see Note 7 to the Company’s interim condensed consolidated financial statements contained elsewhere herein regarding the sale of the IFM business.) The Company hired a Chief Operating Officer in April 2001 who was terminated in June 2001, and the Company did not hire a replacement. The Company sold the assets of the IFM business as of March 30, 2001 (see Note 7 to the Company’s interim condensed consolidated financial statements contained herein).

      On December 15, 2001, the Company entered into a third amendment to the Forbearance Agreement under which Bank of America consented to the increase in payments of $8,000 per month to certain former shareholders of Stepic Corporation (“Stepic”) (see Note 6 to the Company’s audited consolidated financial statements contained herein).

      In January 2002, the Company entered into a fourth amendment to Forbearance Agreement with Bank of America, pursuant to which Bank of America agreed to extend the Forbearance Period until March 15, 2002 (the “Expiration Date”) in order for the Company to consider its strategic alternatives. On March 15, 2002, the BofA Credit Facility was assigned from BofA to ComVest. On March 16, 2002, the Company issued the Convertible Notes in an aggregate amount of $15 million to ComVest, Medtronic and the Additional Note Purchasers. On March 18, 2002, the Company entered into the LaSalle Credit Facility.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2001, $3,465,874 was outstanding under the Working Capital Loans, and $36,518,039 was outstanding under the Acquisition Loans, each as defined in the BofA Credit Facility. No funds were available for borrowing under the BofA Credit Facility as of December 31, 2001, except as may be available under the sweep arrangement described below. In addition, the Company had an outstanding standby letter of credit of $144,000 as of December 31, 2001. The letter of credit, which had terms through January 2002, collateralized the Company’s obligations to a third party in connection with an acquisition (see Note 12 to the Company’s audited consolidated financial statements contained herein).

      Effective March 30, 2001, through the Termination Date of the Forbearance Agreement, the BofA Credit Facility bore interest at the Bank of America prime rate plus 2.5% per annum. As of December 31, 2001, the Company’s interest rate on the BofA Credit Facility was approximately 7.25%.

      The BofA Credit Facility called for an unused commitment fee payable quarterly, in arrears, at a rate of .375% per annum, as well as a letter of credit fee payable quarterly, in arrears, at a rate of 2% per annum. Both fees were based on a defined calculation in the agreement. In addition, the BofA Credit Facility required an administrative fee in the amount of $30,000 to be paid annually.

      The Company’s obligations under the BofA Credit Facility were collateralized by liens on substantially all of the Company’s assets, including inventory, accounts receivable and general intangibles as well as a pledge of the stock of the Company’s subsidiaries. The Company’s obligations under the BofA Credit Facility were also guaranteed individually by each of the Company’s subsidiaries (the “Guarantees”). The obligations of such subsidiaries under the Guarantees were collateralized by liens on substantially all of their respective assets, including inventory, accounts receivable and general intangibles. The Company’s obligation under the Bridge Loan was collateralized by the pledge of 2,813,943 shares of the Company’s common stock beneficially owned by the CEO and an affiliate, and by the collateral previously pledged by the Company to Bank of America under the BofA Credit Facility.

5.     Related-Party Transactions

      As discussed in Note 6 to the Company’s audited consolidated financial statements herein, on June 6, 2000, the Company obtained the BofA Bridge Loan in the amount of $900,000, which was used to fund the Shareholder Bridge Loan to the Company’s CEO. The Shareholder Bridge Loan required interest at either the Index Rate or adjusted LIBOR, as defined in the Shareholder Bridge Loan, plus 4.5% as elected by the CEO. As of December 31, 2001, the interest rate was based on the Index Rate with a resulting rate of approximately 11.32%. The Shareholder Bridge Loan and related accrued interest were recorded as contra-equity in the consolidated balance sheets and were due on August 30, 2000 but not paid. As a result, the Company was unable to pay the amount due under the BofA Bridge Loan, thereby causing the Company to default under the BofA Bridge Loan and the BofA Credit Facility (see Note 6 to the audited consolidated financial statements contained herein). During 2001, the CEO paid the Shareholder Bridge Loan obligation of $900,000 as described in Note 6 to the audited consolidated financial statements contained herein. Accrued interest of $109,305 related to the Shareholder Bridge Loan was outstanding as of December 31, 2001 and recorded as contra-equity. The accrued interest was paid to the Company by the CEO in June 2002.

      The Company has unsecured loans to the CEO, the President of the Company, and a former Vice Chairman of the Board of the Company in the form of notes receivable, collectively in the amount of $112,613 and $337,837, plus accrued interest receivable of $58,218 and $168,800 as of June 30, 2002 and December 31, 2001, respectively. The notes require annual payments of interest at 8% beginning on September 28, 1997 and were amended in September 2001 to extend the maturity date from 2000 to December 31, 2002. The notes and related accrued interest are recorded as contra-equity in the

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated balance sheets. In March of 2002, approximately $342,000 was paid to the Company by the CEO and the President in full settlement of their outstanding balances, which included accrued interest.

      During 2001, Tunstall Consulting, Inc., an affiliate of Gordon Tunstall, a director of the Company, provided consulting services to the Company with respect to financial and certain related matters, including the Recapitalization. In 2001, the Company incurred fees of $484,013 in consideration for such services. In the six months ended June 30, 2002, the Company incurred fees of $318,185 to Tunstall Consulting for consulting services rendered to the Company in connection with the Recapitalization.

      See Note 11 of the Company’s audited consolidated financial statements included herein for description of the Company’s other related party transactions.

6.     Commitments and Contingencies

      The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

      The Company is subject to numerous federal, state and local environmental laws and regulations. Management believes that the Company is in material compliance with such laws and regulations and that potential environmental liabilities, if any, are not material to the consolidated financial statements.

      The Company is party to license agreements with an individual (the “Licensor”) for the right to manufacture and sell dual lumen fistula needles, dual lumen over-the-needle catheters, dual lumen chronic and acute catheters, and other products covered by the Licensor’s patents or derived from the Licensor’s confidential information. Payments under the agreement vary, depending upon the purchaser, and range from 9% to 15% of the Company’s net sales of such licensed products. Such payments shall continue until the expiration date of each corresponding licensed patent right covering each product under the agreement.

      Effective November 15, 2001, the exclusive distributor agreement between Stepic Corporation, the Company’s wholly owned distributor subsidiary (“Stepic”), and Pall Medical Companies (“Pall”) was terminated. As part of the termination, Stepic was permitted to sell the Pall critical care products through November 14, 2001 and the Pall blood products through January 31, 2002. In addition, Stepic has returned for credit substantially all remaining Pall inventory.

      The Company has entered into various distribution agreements under which the Company has guaranteed certain gross margin percentages to its distributors. As a result of these guarantees, the Company has accrued approximately $579,000 and $649,000 as of June 30, 2002 and December 31, 2001, respectively, related to amounts to be rebated to the various distributors.

      The Company is party to numerous agreements which contain certain provisions regarding change in control, as defined by the agreements, or the acquisition of the Company by a third party. These provisions could result in additional payments being required by the Company should these events, as defined, occur.

      Effective October 15, 1998, the Company completed the purchase of the outstanding stock of Stepic for $8 million in cash and contingent payments of up to $12 million over a three-year period based upon the successful achievement of certain specified future earnings targets by Stepic. The Company recorded additional purchase price payable to the previous Stepic shareholders of approximately $2.1 million, $1.2 million, and $667,000, respectively, representing the Company’s additional earned contingent payments for the anniversary years ending October 31, 1999, 2000 and 2001, respectively, as required by the purchase agreement (the “Purchase Agreement”). All additional payments made have been accounted for as additional costs of acquired assets and amortized over the remaining life of the assets.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The 2000 contingent payment was due December 15, 2000 and $2.4 million, which was previously accrued, was paid from proceeds from the BofA Credit Facility. On December 15, 2000, the Company amended the Purchase Agreement so that the remaining portion of the 2000 contingent payment of approximately $1.2 million could be paid, together with interest at 11%, through April 2001. The Company failed to make all required payments to the Stepic shareholders under the December 15, 2000 amendment and on February 14, 2001, two of the three previous Stepic shareholders (the “Plaintiffs”) filed suit against the Company for non-payment. On March 30, 2001, the Company entered into a Settlement Agreement with the Plaintiffs wherein the Plaintiffs agreed to voluntarily dismiss their pending lawsuit against the Company, and the Company agreed to pay the 2000 contingent payment at a rate of $9,400 per month beginning on April 15, 2001, until final payment of the remaining outstanding balance on February 10, 2002. In addition, under the terms of the Settlement Agreement, the Company agreed to pay interest to the Plaintiffs on the unpaid balance of the 2000 contingent payment at the rate of 11% per annum, including a lump sum interest payment of approximately $27,000. The 2001 contingent payment was due December 15, 2001, and $2.4 million, which was previously accrued, was paid from proceeds from the BofA Credit Facility.

      On March 14, 2002, the Company entered into an agreement with the Plaintiffs, which replaces the Settlement Agreement, pursuant to which the Company paid $100,000 to the Plaintiffs on March 15, 2002 and agreed to pay monthly payments of principal and interest of approximately $36,000 through March 2006.

      Pursuant to the terms of the Note Purchase Agreement, the holders of the Convertible Notes have the right to convert in the aggregate a total of $270,000 of the Convertible Notes into shares of the Company’s common stock at a conversion price of $0.01 per share for a total of 27,000,000 shares, subject to a downward adjustment. See Note 4 to these interim condensed consolidated financial statements.

      As described in Note 4 to the interim condensed consolidated financial statements contained herein, the Loan Agreement sets forth certain Events of Default, the occurrence of which would allow the Lender to accelerate the Company’s obligations under the Loan Agreement. See Note 4 to these interim condensed consolidated financial statements.

      On March 15, 2002, the Company entered into a Co-Promotion Agreement with Medtronic under which the Company will promote and provide technical advice for Medtronic’s implantable drug delivery systems which are used for the treatment of hepatic arterial infusion and malignant pain. If the Company breaches or fails to comply with its obligations under the Co-Promotion Agreement (after giving effect to any applicable cure periods), then Medtronic or 51% of the holders of the aggregate principal amount of the Convertible Notes may accelerate the due date for payment of the Convertible Notes. See Note 4 to these unaudited interim condensed consolidated financial statements.

7.     Sale of IFM

      Effective March 30, 2001 (the “IFM Closing Date”), the Company completed the sale of certain IFM assets for the assumption of the Note related to IFM (see Note 6 of the Company’s audited consolidated financial statements contained herein), cash of $2,250,500 upon closing, and cash of $150,000 due six months from the IFM Closing Date (the “Second Installment”). Assets sold included inventory of $3.3 million, property and equipment of $2.4 million, and intangible assets of $1.6 million. The asset purchase agreement provided for a purchase price adjustment related to certain inventory values within five business days after the IFM Closing Date. Based on the values of the inventory following the IFM Closing Date, the Company recorded an additional purchase price receivable of approximately $70,000 which is to be paid as part of the Second Installment. In addition to the purchase of certain assets, the purchaser assumed the Company’s sublease of the IFM facility and the related employees.

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Second Installment in the amount of approximately $220,000 was due from the purchaser on September 30, 2001. As of June 30, 2002, the Second Installment has not been paid, and the purchaser has sought indemnification under the asset purchase agreement for the Company’s alleged breach of its representations and warranties set forth in the agreement. On September 24, 2001, the Company filed a Complaint for Declaratory Judgement and Breach of Contract against the purchaser in the Superior Court of Fulton County in the State of Georgia. As of June 30, 2002 and December 31, 2001, the Company has fully reserved the amount due from the purchaser of approximately $220,000. The Company and IFM settled this lawsuit in August 2002.

8.     Segment Information

      The Company operates two reportable segments, manufacturing and distribution. The manufacturing segment includes products manufactured by the Company as well as products manufactured by third parties on behalf of the Company through manufacturing and supply agreements.

      The Company evaluates the performance of its segments based on gross profit; therefore, selling, general, and administrative costs, as well as research and development, interest income/expense, and provision for income taxes, are reported on an entity wide basis only.

      The table below presents information about the reported sales (which include intersegment sales) and gross profit (which include intersegment gross profit) of the Company’s segments as of and for the three and six months ended June 30, 2002 and 2001.

	Three Months Ended		Six Months Ended
	June 30, 2002		June 30, 2002

	Sales	Gross Profit	Sales	Gross Profit

Manufacturing	$6,194,019	$3,503,121	$10,585,241	$5,764,277
Distribution	8,191,382	1,476,281	16,295,598	2,965,982

	$14,385,401	$4,979,402	$26,880,839	$8,730,259

	Three Months Ended		Six Months Ended
	June 30, 2001		June 30, 2001

	Sales	Gross Profit	Sales	Gross Profit

Manufacturing	$6,312,346	$3,486,875	$13,597,795	$7,445,402
Distribution	9,231,653	1,767,978	18,797,187	3,587,436

	$15,543,999	$5,254,853	$32,394,982	$11,032,838

      A reconciliation of total segment sales to total consolidated sales and total segment gross profit to total consolidated gross profit of the Company for the three and six months ended June 30, 2002 and 2001 is as follows:

	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2002	2001	2002	2001

Total segment sales	$14,385,401	$15,543,999	$26,880,839	$32,394,982
Elimination of intersegment sales	(508,619)	(473,900)	(1,084,724)	(905,100)

Consolidated sales	$13,876,782	$15,070,099	$25,796,115	$31,489,882

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2002	2001	2002	2001

Total segment gross profit	$4,979,402	$5,254,853	$8,730,259	$11,032,838
Elimination of intersegment gross profit	19,832	47,604	32,576	198,310

Consolidated gross profit	$4,999,234	$5,302,457	$8,762,835	$11,231,148

      A reconciliation of total segment assets to total consolidated assets of the Company as of June 30, 2002 and December 31, 2001 is as follows:

	June 30, 2002	December 31, 2001

Manufacturing	$35,860,674	$35,768,752
Distribution	16,972,505	35,633,080

Total segment assets	52,833,179	71,401,832
Elimination of intersegment receivables	(68,063)	(54,292)

Consolidated assets	$52,765,116	$71,347,540

      Except for a sales office located in Belgium, the Company’s operations are located in the United States. Thus, substantially all of the Company’s assets are located domestically. Sales information by geographic area for the three and six months ended June 30, 2002 and 2001, is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,

	2002	2001	2002	2001

United States	$13,436,178	$14,647,503	$24,879,203	$30,378,545
Foreign	440,604	422,596	916,912	1,111,337

	$13,876,782	$15,070,099	$25,796,115	$31,489,882

9.	Goodwill and Other Intangible Assets

      The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002. SFAS No. 142 requires that: 1) goodwill and indefinite lived intangible assets will no longer be amortized; 2) goodwill will be tested for impairment at least annually at the reporting unit level; 3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually; and 4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. Upon the adoption of SFAS No. 142, the Company recorded an impairment loss of $16.1 million.

      In accordance with SFAS No. 142, prior period amounts were not restated. A reconciliation of the previously reported net income and earnings per share for the three and six months ended June 30, 2001 to the amounts adjusted for the reduction of amortization expense, net of the related income tax effect, is as follows:

	For the Three Months Ended June 30, 2001

	Net Loss	Basic EPS	Diluted EPS

Reported	$(1,340,537)	$(0.10)	$(0.10)
Add: amortization adjustment	318,556	0.02	0.02

Adjusted	$(1,021,981)	$(0.08)	$(0.08)

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Six Months Ended June 30, 2001

	Net Loss	Basic EPS	Diluted EPS

Reported	$(1,775,060)	$(0.13)	$(0.13)
Add: amortization adjustment	752,038	0.06	0.06

Adjusted	$(1,023,022)	$(0.07)	$(0.07)

      Finite lived intangible assets as of June 30, 2002, subject to amortization expense, are comprised of the following:

	Gross Carrying	Accumulated
	Amount	Amortization	Net

Patents	$8,218,000	$(2,573,212)	$5,644,788
Non-compete and consulting agreements	2,100,592	(1,976,261)	124,331
Debt issuance costs	1,450,087	(203,574)	1,246,513
Other	368,253	(327,816)	40,437

Total	$12,136,932	$(5,080,863)	$7,056,069

      Amortization expense for finite lived intangible assets was $408,060 and $743,509 for the three and six months ended June 30, 2002. The expected amortization expense for each of the five succeeding years ended December 31 is as follows:

2003	$1,212,802
2004	887,249
2005	642,738
2006	599,724
2007	599,724
Thereafter	2,346,306

$6,288,543

      The net carrying value of goodwill as of June 30, 2002 by operating segment is as follows:

Manufacturing	$15,650,356
Distribution	—

Total Goodwill	$15,650,356

      The change in the net carrying amount of goodwill during the six months ended June 30, 2002 is due to the impairment loss recorded on the distribution segment of $16.1 million upon the adoption of SFAS 142.

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders

Horizon Medical Products, Inc. and Subsidiaries

      Our audits of the consolidated financial statements referred to in our report dated February 26, 2002, except for Notes 6, 9, 12 and 17, as to which the date is April 15, 2002, and Note 18, as to which the date is September 9, 2002, appearing in this Registration Statement on Form S-1/A of Horizon Medical Products, Inc. and Subsidiaries also included an audit of the financial statement schedule listed in Item 14(a)(2) of this Form S-1/A. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Birmingham, Alabama

September 9, 2002

S-1

SCHEDULE II

HORIZON MEDICAL PRODUCTS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 1999, 2000, and 2001

		Additions

	Beginning	Charged to	Costs and		Ending
	Balance	Expense	Other(1)	Deductions	Balance

Year ended December 31, 1999:
Allowance for returns and doubtful accounts	$685,512	$585,496		$239,257	$1,031,751
Inventory reserve	$759,818	$467,942		$120,000	$1,107,760
Year ended December 31, 2000:
Allowance for returns and doubtful accounts	$1,031,751	$1,341,951		$148,880	$2,224,822
Inventory reserve	$1,107,760	$4,036,592		$338,955	$4,805,397
Valuation allowance for deferred tax assets		$7,595,077			$7,595,077
Year ended December 31, 2001:
Allowance for returns and doubtful accounts	$2,224,822	$554,962	$(688,931)	$1,174,360	$916,493
Inventory reserve	$4,805,397	$195,623		$1,546,259	$3,454,761
Valuation allowance for deferred tax assets	$7,595,077			$5,593,684	$2,001,393

(1)	Other consists of reclassifications made to the previous year’s consolidated financial statements in order to make them comparable to the current presentation.

S-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and American Exchange listing fee, all amounts are estimates.

SEC registration fee	$3,140
American Stock Exchange listing fee	$22,500
Accounting fees and expenses	$10,000
Legal fees and expenses	$20,000
Blue sky fees and expenses (including counsel fees)	$1,000
Printing and engraving expenses	$20,000
Transfer agent and registrar fees and expenses	$5,000
Miscellaneous expenses	$360

Total	$62,000

Item 14.	Indemnification of Directors and Officers

      The Georgia Business Corporation Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, provided that no provisions shall eliminate or limit the liability of a director: (A) for any appropriation, in violation of his duties, of any business opportunity of the corporation; (B) for acts or omissions which involve intentional misconduct or a knowing violation of law; (C) for unlawful corporate distributions; or (D) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under Georgia corporate law (and not for violation of other laws, such as the Federal securities laws).

      Pursuant to the Registrant’s Restated and Amended Articles of Incorporation and Amended and Restated Bylaws, officers and directors shall be indemnified by the company to the fullest extent allowed under Georgia law for claims brought against them in their capacities as officers and directors. Indemnification is not allowed if the officer or director does not act in good faith and in a manner reasonably believed to be in the best interests of the company, or if the officer or director had no reasonable cause to believe his conduct was lawful. Accordingly, indemnification may occur for liabilities arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

      The Registrant issued its Senior Subordinated Convertible Notes and shares of common stock in connection with the Recapitalization. See the section entitled “Business” beginning on page                               of the Registration Statement.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit
Number		Description of Exhibits

3.1	—	Amended and Restated Articles of Incorporation of the Registrant, filed as Exhibit 3.1 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
3.2	—	Amended and Restated Bylaws of the Registrant, filed as Exhibit 3.2 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
4.1	—	See Articles II, III, VII and IX of the Amended and Restated Articles of Incorporation filed as Exhibit 3.1 and Articles I, VII, VIII and IX of the Amended and Restated Bylaws filed as Exhibit 3.2, filed as Exhibit 4.1 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
4.2	—	Specimen Common Stock Certificate, filed as Exhibit 4.2 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
4.3	—	Rights Agreement dated April 9, 1998 by and between the Registrant and Tapir Investments (Bahamas) Ltd., filed as Exhibit 4.3 to the Registrant’s Form 10-K dated March 31, 1999 (SEC File No. 000-24025) and incorporated herein by reference.
5.1*	—	Form of Opinion of King & Spalding
10.1	—	Promissory Note dated September 28, 1995 made by Marshall B. Hunt to the order of the Registrant in the principal amount of $77,612.43, as amended by Amendment to Promissory Note dated September 28, 1996, filed as Exhibit 10.1 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.2	—	Promissory Note dated September 28, 1995 made by William E. Peterson, Jr. to the order of the Registrant in the principal amount of $77,612.43, as amended by Amendment to Promissory Note dated September 28, 1996, filed as Exhibit 10.2 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.3	—	Promissory Note dated September 28, 1995 made by Roy C. Mallady, Jr. to the order of the Registrant in the principal amount of $77,612.43, as amended by Amendment to Promissory Note dated September 28, 1996, filed as Exhibit 10.3 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.4	—	Promissory Note dated October 12, 1995 made by Marshall B. Hunt to the order of the Registrant in the principal amount of $35,000.00, as amended by Amendment to Promissory Note dated October 12, 1996, filed as Exhibit 10.4 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.5	—	Promissory Note dated October 12, 1995 made by William E. Peterson, Jr. to the order of the Registrant in the principal amount of $35,000.00, as amended by Amendment to Promissory Note dated October 12, 1996, filed as Exhibit 10.5 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.6	—	Promissory note dated October 12, 1995 made by Roy C. Mallady, Jr. to the order of the Registrant in the principal amount of $35,000.00, as amended by Amendment to Promissory Note dated October 12, 1996, filed as Exhibit 10.6 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.7	—	Amended and Restated Credit Agreement dated as of May 26, 1998 among the Registrant, the Lenders referred to therein and Banc of America Commercial Corporation, as Agent, filed as Exhibit 10.1 to the Registrant’s Form 10-Q dated May 29, 1998 (SEC File No. 000-24025) and incorporated herein by reference.
10.8	—	Second Amendment to Amended and Restated Credit Agreement and Waiver dated as of March 31, 1999 among the Registrant, the Lenders referred to therein and Banc of America Commercial Corporation, as Agent, filed as Exhibit 10.1 to the Registrant’s Form 10-Q dated May 14, 1999 (SEC File No. 000-24025) and incorporated herein by reference.

Exhibit
Number		Description of Exhibits

10.9	—	Lease Agreement dated as of July 1, 1996 between The Development Authority of the City of Manchester and the Registrant, filed as Exhibit 10.9 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.10	—	Amendment to Lease Agreement dated November 2, 1999 between The Development Authority of the City of Manchester and the Registrant, filed as Exhibit 10.10 to the Registrant’s Form 10-K dated March 29, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.11	—	Lease Agreement dated as of August 29, 1997 between The Development Authority of the City of Manchester and the Registrant, filed as Exhibit 10.10 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.12	—	1998 Stock Incentive Plan, filed as Exhibit 10.11 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.13	—	Agreement dated January 13, 1995 between the Registrant and ACT Medical, Inc., filed as Exhibit 10.21 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.14	—	Horizon Plastic Ports: Term Sheet dated March 18, 1997, filed as Exhibit 10.22 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.15	—	Letter Agreement to Supply Agreement between CarboMedics, Inc. and the Registrant, dated February 17, 1993, as amended, Development Agreement, dated February 17, 1993, by and between CarboMedics, Inc. and the Registrant, as amended, and Equity Agreement, dated as of February 17, 1993, by and between CarboMedics, Inc. and the Registrant, as amended, filed as Exhibit 10.23 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.16	—	Consulting and Services Agreement dated February 1, 1996 between the Registrant and Healthcare Alliance, Inc. as amended, filed as Exhibit 10.25 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.17	—	Second Amended License Agreement dated January 1, 1995 between Dr. Sakharam D. Mahurkar and NeoStar Medical® Technologies, filed as Exhibit 10.26 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.18	—	License Agreement dated July 1995 between Dr. Sakharam D. Mahurkar and Strato®/InfusaidTM Inc., filed as Exhibit 10.27 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.19	—	Additional License Agreement dated January 1, 1997 between Dr. Sakharam D. Mahurkar and the Registrant, filed as Exhibit 10.28 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.20	—	Atlanta Office Purchase Agreement, filed as Exhibit 10.29 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.21	—	Employment Agreement, dated as of April 3, 1998, between Marshall B. Hunt and the Registrant, filed as Exhibit 10.30 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.22	—	Amendment, dated as of June 29, 1999, to the Employment Agreement, dated as of April 3, 1998, by and between the Registrant and Marshall B. Hunt, filed as Exhibit 10.2 to the Registrant’s Form 10-Q dated August 16, 1999 (SEC File No. 000-24025) and incorporated herein by reference.
10.23	—	Employment Agreement, dated as of April 3, 1998, between William E. Peterson, Jr. and the Registrant, filed as Exhibit 10.31 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.

Exhibit
Number		Description of Exhibits

10.24	—	Amendment, dated as of June 29, 1999, to the Employment Agreement, dated as of April 3, 1998, by and between the Registrant and William E. Peterson, Jr., filed as Exhibit 10.3 to the Registrant’s Form 10-Q dated August 16, 1999 (SEC File No. 000-24025) and incorporated herein by reference.
10.25	—	Premier Warrant, filed as Exhibit 10.32 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.26	—	Premier Group Purchasing Agreement, filed as Exhibit 10.33 to the Registrant’s Form S-1 dated April 14, 1998 (SEC File No. 333-46349) and incorporated herein by reference.
10.27	—	Amendment Number 1 to Premier Group Purchase Agreement dated March 1, 1999, filed as Exhibit 10.25 to the Registrant’s Form 10-K dated March 31, 1999 (SEC File No. 000-24025) and incorporated herein by reference.
10.28	—	Asset Purchase Agreement, by and among the Registrant and Norfolk Medical Products, Inc. and Michael J. Dalton dated June 2, 1998, filed as Exhibit 2 to the Registrant’s Form 8-K dated June 16, 1998 (SEC File No. 000-24025) and incorporated herein by reference.
10.29	—	Asset Purchase Agreement, by and among the Registrant, Columbia Vital Systems, Inc., William C. Huck and R. Gregory Huck dated September 21, 1998, filed as Exhibit 2 to the Registrant’s Form 8-K dated October 5, 1998 (SEC File No. 000-24025) and incorporated herein by reference.
10.30	—	Asset Purchase Agreement, by and between Ideas for Medicine, Inc. and the Registrant, dated September 30, 1998, filed as Exhibit 2 to the Registrant’s Form 8-K dated October 14, 1998 (SEC File No. 000-24025) and incorporated herein by reference. Pursuant to Item 601(b) of Regulation S-K, the Registrant has omitted certain Schedules and Exhibits to the Asset Purchase Agreement (all of which are listed therein) from this Exhibit.
10.31	—	Stock Purchase Agreement, by and among the Registrant, Steven Picheny, Howard Fuchs, Christine Selby and Stepic Corporation, effective October 15, 1998, filed as Exhibit 2 to the Registrant’s Form 8-K dated October 30, 1998 (SEC File No. 000-24025) and incorporated herein by reference. Pursuant to Item 601(b) of Regulation S-K, the Registrant has omitted certain Schedules and Exhibits to the Stock Purchase Agreement (all of which are listed therein) from this Exhibit.
10.32	—	Amendment One dated December 15, 1999 to the Stock Purchase Agreement, by and among the Registrant, Steven Picheny, Howard Fuchs, Christine Selby and Stepic Corporation, filed as Exhibit 10.34 to the Registrant’s Form 10-K dated March 29, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.33	—	Manufacturing Agreement dated as of September 30, 1998 by and between the Registrant and Ideas for Medicine, Inc., filed as Exhibit 10.30 to the Registrant’s Form 10-K dated March 31, 1999 (SEC File No. 000-24025) and incorporated herein by reference.
10.34	—	Consulting and Services Agreement dated January 1, 1999 by and between the Registrant and Healthcare Alliance, Inc., filed as Exhibit 10.31 to the Registrant’s Form 10-K dated March 31, 1999 (SEC File No. 000-24025) and incorporated herein by reference.
10.35	—	Standard Form of Resolution and Agreement Engaging the Services of Osnos Associates, Inc. as Interim Management, dated October 30, 2000, between the Registrant and Osnos Associates, Inc. filed as Exhibit 10.37 to the Registrant’s Form 10-K dated April 2, 2001 (File No. 000-24025) and incorporated herein by reference.
10.36	—	Severance and Bonus Agreement dated November 12, 1999 between the Registrant and L. Bruce Maloy, filed as Exhibit 10.3 to the Registrant’s Form 10-Q dated November 15, 1999 (SEC File No. 000-24025) and incorporated herein by reference.
10.37	—	Severance and Bonus Agreement dated November 12, 1999 between the Registrant and Robert Singer, filed as Exhibit 10.4 to the Registrant’s Form 10-Q dated November 15, 1999 (SEC File No. 000-24025) and incorporated herein by reference.
10.38	—	Employment Agreement dated as of December 15, 1999 between Robert M. Dodge and the Registrant, filed as Exhibit 10.42 to the Registrant’s Form 10-K dated March 29, 2000 (SEC File No. 000-24025) and incorporated herein by reference.

Exhibit
Number		Description of Exhibits

10.39	—	Lease Agreement dated August 17, 1998 between HP Aviation, Inc. and the Registrant, filed as Exhibit 10.43 to the Registrant’s Form 10-K dated March 29, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.40	—	Agreement dated December 22, 1998 between Marshall B. Hunt and William E. Peterson, Jr. and the Registrant, filed as Exhibit 10.44 to the Registrant’s Form 10-K dated March 29, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.41	—	Third Amendment to Amended and Restated Credit Agreement and Waiver, dated as of March 29, 2000, by and among the Registrant, the Lenders referred to therein and Banc of America Commercial Finance Corporation, as Agent, filed as Exhibit 10.1 to the Registrant’s Form 10-Q dated May 15, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.42	—	Loan Agreement, dated as of June 6, 2000, by and among the Registrant, Marshall B. Hunt and Hunt Family Investments, L.L.L.P., filed as Exhibit 10.1 to the Registrant’s Form 10-Q dated August 14, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.43	—	Revolving Credit Note, dated as of July 1, 2000, by the Registrant in favor of Bank of America, N.A., filed as Exhibit 10.2 to the Registrant’s Form 10-Q dated August 14, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.44	—	Bridge Loan Note, dated as of July 1, 2000, by the Registrant in favor of Bank of America, N.A., filed as Exhibit 10.3 to the Registrant’s Form 10-Q dated August 14, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.45	—	Pledge and Assignment of Note and Collateral, dated as of June 6, 2000, by and between the Registrant and Banc of America Commercial Finance Corporation, as Agent for the Lenders referred to therein, filed as Exhibit 10.4 to the Registrant’s Form 10-Q dated August 14, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.46	—	Promissory Note, dated as of June 6, 2000, by Marshall B. Hunt and Hunt Family Investments, L.L.L.P. in favor of the Registrant, filed as Exhibit 10.5 to the Registrant’s Form 10-Q dated August 14, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.47	—	Pledge Agreement, dated as of June 6, 2000, between Marshall B. Hunt and the Registrant, filed as Exhibit 10.6 to the Registrant’s Form 10-Q dated August 14, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.48	—	Pledge Agreement, dated as of June 6, 2000, between Hunt Family Investments, L.L.L.P. and the Registrant, filed as Exhibit 10.7 to the Registrant’s Form 10-Q dated August 14, 2000 (SEC File No. 000-24025) and incorporated herein by reference.
10.49	—	Fourth Amendment to Amended and Restated Credit Agreement, dated as of June 6, 2000, by and among the Registrant, the Lenders referred to therein and Banc of America Commercial Finance Corporation, as Agent, filed as Exhibit 10.2 to the Registrant’s Form 8-K dated August 18, 2000 (SEC File Number 000-24025) and incorporated herein by reference.
10.50	—	Letter Agreement, dated as of June 6, 2000, between the Registrant and Banc of America Commercial Finance Corporation, filed as Exhibit 10.3 to the Registrant’s Form 8-K dated August 18, 2000 (SEC File Number 000-24025) and incorporated herein by reference.
10.51	—	Fifth Amendment to Amended and Restated Credit Agreement and Waiver, dated as of August 14, 2000, by and among the Registrant, Horizon Acquisition Corp., Strato/Infusaid, Inc., Stepic Corporation the Lenders referred to therein and Bank of America, as Agent, filed as Exhibit 10.1 to the Registrant’s Form 8-K dated August 18, 2000 (SEC File Number 000-24025) and incorporated herein by reference.
10.52	—	Asset Purchase Agreement by and between the Registrant and Ideas for Medicine, Inc., dated October 9, 2000, filed as Exhibit 2.1 to the Registrant’s Form 8-K, dated October 24, 2000 (SEC File Number 000-24025) and incorporated herein by reference. Pursuant to Item 601(b) of Regulation S-K, the Registrant has omitted certain Schedules and Exhibits to the Asset Purchase Agreement (all of which are listed therein) from this Exhibit.

Exhibit
Number		Description of Exhibits

10.53	—	Settlement Agreement dated March 29, 2001 between the Registrant, Steven Picheny and Howard Fuchs, filed as Exhibit 10.57 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000, dated April 1, 2001 (SEC File No. 001-15459) and incorporated herein by reference).
10.54	—	Note Purchase Agreement among the Registrant, ComVest Venture Partners, L.P. and certain Additional Note Purchasers dated March 1, 2002, filed as Exhibit 10.1 to the Registrant’s 8-K/A, filed on July 3, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.55	—	Voting Agreement among the Registrant, ComVest Venture Partners, L.P., Marshall B. Hunt, William E. Peterson, Jr. and Hunt Family Investments L.L.L.P., dated March 1, 2002, filed as Exhibit 10.55 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.56	—	Securityholders Agreement among the Registrant, ComVest Venture Partners, L.P., Medtronic, Inc., and certain shareholders, dated March 16, 2002, filed as Exhibit 210.56 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.57	—	Senior Subordinated Convertible Note payable by the Registrant to ComVest Venture Partners, L.P., dated March 16, 2002, filed as Exhibit 10.57 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.58	—	Senior Subordinated Convertible Note payable by the Registrant to Medtronic, Inc., dated March 16, 2002, filed as Exhibit 10.58 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.59	—	Form of Senior Subordinated Convertible Note payable by the Registrant to certain additional parties, dated March 16, 2002, filed as Exhibit 10.59 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.60	—	Junior Subordinated Promissory Note payable by ComVest Venture Partners, L.P. to Bank of America, dated March 15, 2002 and assumed by the Registrant on March 15, 2002, filed as Exhibit 10.60 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.61	—	Securities Pledge Agreement among the Registrant, Marshall B. Hunt and Hunt Family Investments, L.L.L.P., dated March 16, 2002, filed as Exhibit 10.61 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.62	—	Loan and Security Agreement between the Registrant and Standard Federal Bank National Association acting by and through LaSalle Business Credit, Inc., as its agent, dated March 18, 2002, filed as Exhibit 10.62 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.63	—	Warrant, dated March 18, 2002, granted by the Registrant to Standard Federal Bank National Association, acting by and through LaSalle Business Credit, Inc, as its agent, which grants the right to purchase 0.6% of the Registrant’s common stock outstanding at a price of $0.01 per share until March 18, 2012, filed as Exhibit 10.63 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.

Exhibit
Number		Description of Exhibits

10.64	—	Warrant, dated March 18, 2002, granted by the Registrant to Standard Federal Bank National Association, acting by and through LaSalle Business Credit, Inc, as its agent, which grants the right to purchase 0.9% of the Registrant’s common stock outstanding at a price of $0.01 per share until March 18, 2012, filed as Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.65	—	Employment Agreement between the Registrant and Marshall B. Hunt, dated March 16, 2002, filed as Exhibit 10.65 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.66	—	Non-Qualified Stock Option Agreement between the Registrant and Marshall B. Hunt, dated March 15, 2002, for the purchase of 1,000,000 shares of the Registrant’s common stock at an option price of $0.45 per share, filed as Exhibit 10.66 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.67	—	Non-Qualified Stock Option Agreement between the Registrant and Marshall B. Hunt, dated March 15, 2002, for the purchase of 2,500,000 shares of the Registrant’s common stock at an option price of $0.45 per share, filed as Exhibit 10.67 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.68	—	Employment Agreement between the Registrant and William E. Peterson, Jr., dated March 16, 2002, filed as Exhibit 10.68 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.69	—	Non-Qualified Stock Option Agreement between the Registrant and William E. Peterson, Jr., dated March 15, 2002, for the purchase of 1,000,000 shares of the Registrant’s common stock at an option price of $0.45 per share, filed as Exhibit 10.69 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.70	—	Co-Promotion Agreement between the Registrant and Medtronic, Inc., dated March 15, 2002, filed as Exhibit 10.70 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.71	—	Agreement between the Registrant, Steven Picheny and Howard Fuchs, dated March 14, 2002, filed as Exhibit 10.71 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001, dated April 16, 2002 (SEC File Number 001-15459) and incorporated herein by reference.
10.72	—	Employment Agreement between the Company and Robert J. Wenzel, dated May 8, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the three months ended June 30, 2002).
10.73	—	Amendment No. 1 to Note Purchase Agreement, dated as of June 10, 2002, by and among the Registrant, ComVest Venture Partners, L.P. and the Additional Note Purchasers (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the three months ended June 30, 2002).
10.74	—	Amendment No. 2 to Note Purchase Agreement, dated as of July 29, 2002, by and among the Registrant, ComVest Venture Partners, L.P. and the Additional Note Purchasers (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q for the three months ended June 30, 2002).
10.75	—	Asset Purchase Agreement, dated as of August 23, 2002, by and among Stepic Corporation, the Company, and Arrow International, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on September 11, 2002).

Exhibit
Number		Description of Exhibits

10.76	—	Letter Agreement among the Registrant, ComVest Venture Partners, L.P. and Medtronic, Inc., dated August 30, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on September 11, 2002).
10.77	—	Employment Letter between the Registrant and George L. Cavagnaro, effective September 1, 2002 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Commission on September 11, 2002).
21.1	—	Subsidiaries of the Registrant, filed as Exhibit 27.1 to the Registrant’s Form 10-K dated March 31, 1999 (SEC File No. 000-24025) and incorporated herein by reference.
23.1	—	Consent of PricewaterhouseCoopers LLP
23.2*	—	Consent of King & Spalding (included in Exhibit 5.1)
24.1*	—	Power of Attorney (included on signature page)
99.1	—	Press release, issued by the Registrant on September 4, 2002 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on September 11, 2002).

*	Previously filed.

(b) List of Financial Statements and Financial Statement Schedules.

      The following financial statements are included in the Registration Statement:

Report of Independent Accountants

Consolidated Balance Sheets as of December 31, 2000 and 2001
Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 1999, 2000 and 2001
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001
Notes to Consolidated Financial Statements for the years ended December 31, 1999, 2000 and 2001
Interim Condensed Consolidated Balance Sheets as of June 30, 2001 and 2002
Interim Condensed Consolidated Statements of Operations for the three and six months ended June 30,
     2001 and 2002
Interim Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30,
     2001 and 2002
Notes to Interim Condensed Consolidated Financial Statements
Report of Independent Accountants on Financial Statement Schedule
Schedule II — Horizon Medical Products, Inc. and Subsidiaries Valuation and Qualifying Accounts for
     the Years Ended December 31, 1999, 2000, and 2001

Item 17.     Undertakings

      1. Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted as to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      2. The undersigned Registrant hereby undertakes that:

(a) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manchester, Georgia, on September 11, 2002.

HORIZON MEDICAL PRODUCTS, INC.

By:	/s/ JULIE F. LANCASTER

Julie F. Lancaster

Vice President

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENT, pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities indicated on the dates indicated on September 11, 2002.

Signature		Title

* Marshall B. Hunt		Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

* William E. Peterson, Jr.		President and Director

/s/ JULIE F. LANCASTER Julie F. Lancaster		Vice President (Principal Financial and Accounting Officer)

* H. Ross Arnold, III		Director

* Robert J. Simmons		Director

* A. Gordon Tunstall		Director

Robert Tucker		Director

* T. Lee Provow		Director

*By:	/s/ JULIE F. LANCASTER Attorney-in-fact